     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 1994

                                                       REGISTRATION NO. 33-53215
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                      S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  NOVELL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                          7372                         87-0393339
  (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
      OF INCORPORATION OR
          ORGANIZATION)           CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                              122 EAST 1700 SOUTH
                               PROVO, UTAH 84606
                           TELEPHONE: (801) 429-7000
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            DAVID R. BRADFORD, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                  NOVELL, INC.
                              122 EAST 1700 SOUTH
                               PROVO, UTAH 84606
                           TELEPHONE: (801) 429-7000
(NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

       LARRY W. SONSINI, ESQ.              JOSHUA L. GREEN, ESQ.               R. DUFF THOMPSON, ESQ.
        TOR R. BRAHAM, ESQ.              STEVEN J. TONSFELDT, ESQ.            EXECUTIVE VICE PRESIDENT
        AARON J. ALTER, ESQ.            BROBECK, PHLEGER & HARRISON             AND GENERAL COUNSEL
 WILSON, SONSINI, GOODRICH & ROSATI        TWO EMBARCADERO PLACE              WORDPERFECT CORPORATION
      PROFESSIONAL CORPORATION                 2200 GENG ROAD                1555 NORTH TECHNOLOGY WAY
        TWO PALO ALTO SQUARE            PALO ALTO, CALIFORNIA 94303               OREM, UTAH 84057
    PALO ALTO, CALIFORNIA 94306

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     As promptly as practicable after this Registration Statement becomes effective and the effective time of the proposed merger of WordPerfect with and into the Registrant, as described in the Agreement and Plan of Reorganization, dated as of March 21, 1994, as amended, attached as Appendix A to the Prospectus/Proxy Statement forming a part of this Registration Statement.


     If the securities being registered on this Form are being offered in connection with the formation of a holding Company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  NOVELL, INC.

                            ------------------------

              CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS
                  OF INFORMATION REQUIRED BY ITEMS OF FORM S-4

        FORM S-4 REGISTRATION STATEMENT ITEM AND
                         HEADING                               LOCATION IN PROSPECTUS
      ---------------------------------------------  ------------------------------------------
                              (Information about the Transaction)
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus.......  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus...................................  Inside Front and Outside Back Cover Pages
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information................  Summary; Risk Factors; Selected Unaudited
                                                     Historical Consolidated Financial Data;
                                                     The Merger and Related Transactions; Terms
                                                     of the Merger; Information Concerning
                                                     Novell; Information Concerning
                                                     WordPerfect; WordPerfect Management's
                                                     Discussion and Analysis of Financial
                                                     Condition and Results of Operations
  4.  Terms of the Transaction.....................  Summary; Introduction; The Merger and
                                                     Related Transactions; Terms of the Merger;
                                                     Description of Novell Capital Stock;
                                                     Comparison of Rights of Holders of Novell
                                                     Common Stock and Holders of Common Stock
                                                     of WordPerfect
  5.  Pro Forma Financial Information..............  Unaudited Pro Forma Condensed Combined
                                                     Financial Statements
  6.  Material Contacts with the Company Being
      Acquired.....................................  The Merger and Related Transactions
  7.  Additional Information Required for
      Reoffering by Persons and Parties Deemed to
      be Underwriters..............................                      *
  8.  Interests of Named Experts and Counsel.......  Experts; Legal Matters
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities..................................                      *
                              (Information about the Registrant)
 10.  Information with Respect to S-3
      Registrants..................................  Summary; Risk Factors; Introduction; The
                                                     Merger and Related Transactions; Terms of
                                                     the Merger; Information Concerning Novell;
                                                     Description of Novell Capital Stock;
                                                     Comparison of Rights of Novell Common
                                                     Stock and Holders of Common Stock of
                                                     WordPerfect
 11.  Incorporation of Certain Information
      by Reference.................................                      *
 12.  Information with Respect to S-2 or S-3
      Registrants..................................                      *
 13.  Incorporation of Certain Information by
      Reference....................................  Incorporation of Certain Information by
                                                     Reference

        FORM S-4 REGISTRATION STATEMENT ITEM AND
                         HEADING                               LOCATION IN PROSPECTUS
      ---------------------------------------------  ------------------------------------------
 14.  Information with Respect to Registrants Other
      Than S-2 or S-3 Registrants..................                      *
                        (Information about the Company being Acquired)
 15.  Information with Respect to S-3 Companies....                      *
 16.  Information with Respect to S-2 or S-3
      Companies....................................                      *
 17.  Information with Respect to Companies Other
      Than S-2 or S-3 Companies....................  Summary; Risk Factors; Introduction;
                                                     Voting and Proxies; The Merger and Related
                                                     Transactions; Terms of the Merger;
                                                     Information Concerning WordPerfect;
                                                     WordPerfect Management's Discussion and
                                                     Analysis of Financial Condition and
                                                     Results of Operations; Management of
                                                     WordPerfect; Certain Transactions of
                                                     WordPerfect; Principal Shareholders of
                                                     WordPerfect; Comparison of Rights of
                                                     Holders of Novell Common Stock and Holders
                                                     of Common Stock of WordPerfect; Index to
                                                     WordPerfect Financial Statements
                              (Voting and Management Information)
 18.  Information if Proxies, Consents
      Authorizations are to be Solicited...........  Summary; Introduction; Voting and Proxies;
                                                     Information Concerning Novell; Information
                                                     Concerning WordPerfect
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited or in
      an Exchange Offer............................                      *

- ---------------
* Not Applicable.

                            WORDPERFECT CORPORATION
                           1555 NORTH TECHNOLOGY WAY
                                OREM, UTAH 84057


                                                                    May 25, 1994


Dear Shareholder:


     A Special Meeting of Shareholders of WordPerfect Corporation
("WordPerfect") will be held on Friday, June 24, 1994, at 9:00 a.m., local time, at the principal executive offices of WordPerfect located at 1555 North Technology Way, Orem, Utah 84057. Accompanying this letter is a Notice of Special Meeting of Shareholders.


     At this Special Meeting, you will be asked to consider and vote upon the approval and adoption of the Agreement and Plan of Reorganization dated as of March 21, 1994 (the "Merger Agreement"), providing for the merger (the "Merger") of WordPerfect with a wholly owned subsidiary of Novell, Inc. ("Novell"), as described in the preliminary Prospectus/Proxy Statement previously delivered to you on April 29, 1994.

     Pursuant to the Merger, WordPerfect will become a wholly owned subsidiary of Novell, and each share of WordPerfect Common Stock outstanding immediately prior to the time of the closing of the Merger (other than dissenters' shares) will be converted into and exchanged for one share of Novell Common Stock. Each outstanding option to acquire shares of WordPerfect Common Stock will be assumed by Novell and will become exercisable for an equivalent number of shares of Novell Common Stock. The vesting of such options will accelerate immediately upon consummation of the Merger, based on existing contractual commitments to holders of such options. The Merger is expected to be consummated promptly after approval thereof by the WordPerfect shareholders. For more information regarding the consideration to be received by WordPerfect shareholders in the Merger, please refer to the preliminary Prospectus/Proxy Statement under "Terms of the Merger -- Manner and Basis of Converting Shares" and "-- Employee Benefit Plans."

     The WordPerfect Board of Directors has unanimously approved the Merger Agreement described in the attached materials and the transactions contemplated thereby and has determined that the Merger is in the best interests of WordPerfect and its shareholders. After careful consideration, the WordPerfect Board of Directors unanimously recommends that the shareholders of WordPerfect vote in favor of the Merger. Holders of approximately 89% of the outstanding shares of WordPerfect Common Stock have signed an agreement pursuant to which they have agreed to vote all shares held by them in favor of approval of the Merger Agreement. Therefore, approval of the Merger Agreement and the transactions contemplated thereby is assured.

     All shareholders are cordially invited to attend the Special Meeting in person. However, whether or not you plan to attend the Special Meeting, please complete, sign and return the proxy which is expected to be provided to you, along with the final Prospectus/Proxy Statement, within the next few weeks. If you attend the Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy. It is important that your shares be represented and voted at the Special Meeting.

                                          Sincerely,

                                          ADRIAAN RIETVELD
                                          President and Chief Executive Officer

                            WORDPERFECT CORPORATION
                           1555 NORTH TECHNOLOGY WAY
                                OREM, UTAH 84057

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                          TO BE HELD ON JUNE 24, 1994


TO THE SHAREHOLDERS OF WORDPERFECT CORPORATION:


     A Special Meeting of Shareholders of WordPerfect Corporation, a Utah corporation ("WordPerfect"), will be held on Friday, June 24, 1994, at 9:00 a.m., local time, at the principal executive offices of WordPerfect located at 1555 North Technology Way, Orem, Utah 84057, to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization dated as of March 21, 1994 (the "Merger Agreement"), entered into by and among Novell, Inc., a Delaware corporation ("Novell"), Novell Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Novell ("Sub"), WordPerfect, Alan
C. Ashton, Bruce W. Bastian and Melanie L. Bastian. The Merger Agreement provides that (i) Sub will be merged with and into WordPerfect, with WordPerfect remaining as the surviving corporation and becoming a wholly owned subsidiary of Novell (the "Merger"); (ii) each outstanding share of WordPerfect Common Stock (other than shares dissenting from the Merger) will be converted into and exchanged for one share of Novell Common Stock; and (iii) each outstanding option to acquire shares of WordPerfect Common Stock will be assumed by Novell and following the Merger will become exercisable for an equivalent number of shares of Novell Common Stock. The Merger is more fully described in the Merger Agreement attached as Appendix A to the preliminary Prospectus/Proxy Statement delivered to you on April 29, 1994.


     Only shareholders of record at the close of business on May 20, 1994 are entitled to notice of, and to vote at, the Special Meeting, or at any continuance(s) or adjournment(s) thereof. APPROVAL AND ADOPTION OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF WORDPERFECT'S COMMON STOCK.

                                          By Order of the Board of Directors,

                                          ADRIAAN RIETVELD
                                          President and Chief Executive Officer

Orem, Utah
May 25, 1994

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                   SUBJECT TO COMPLETION, DATED JUNE 20, 1994


[NOVELL LOGO]                                                 [WORDPERFECT LOGO]

                            WORDPERFECT CORPORATION

                                PROXY STATEMENT
                            ------------------------

                                  NOVELL, INC.

                                   PROSPECTUS
                            ------------------------

     Novell, Inc., a Delaware corporation ("Novell"), has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933, as amended, covering an aggregate of 51,380,100 shares of its Common Stock, $.10 par value, to be issued in connection with the proposed merger (the "Merger") of WordPerfect Corporation, a Utah corporation ("WordPerfect"), with and into Novell. Originally, the combination of Novell and WordPerfect was to be effected by the merger of Novell Acquisition Corp., a wholly owned subsidiary of Novell ("Sub"), with and into WordPerfect, with WordPerfect becoming a wholly owned subsidiary of Novell, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of March 21, 1994 (the "Merger Agreement"), entered into by and among Novell, Sub, WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian. As of May 31, 1994, the Merger Agreement was amended by the parties thereto to provide for the merger of WordPerfect directly into Novell. All references herein to the Merger Agreement are to the Merger Agreement as amended.

     Pursuant to the Merger Agreement, upon consummation of the Merger, Novell will be the surviving corporation and holders of the issued and outstanding shares of WordPerfect Common Stock will receive an aggregate of 51,380,100 shares of Novell Common Stock, less such number of shares as are otherwise issuable to persons exercising dissenters' rights. Each shareholder of WordPerfect will receive one share of Novell Common Stock for each share of WordPerfect Common Stock owned by such shareholder. Each outstanding option to acquire shares of WordPerfect Common Stock will be assumed by Novell and will become exercisable for an equivalent number of shares of Novell Common Stock. The vesting of such options will accelerate immediately upon consummation of the Merger, based on existing contractual commitments to holders of such options. See "The Merger and Related Transactions" and "Terms of the Merger."

     This Prospectus/Proxy Statement constitutes (a) the Proxy Statement of WordPerfect relating to the solicitation of proxies by WordPerfect for use at the Special Meeting of Shareholders of WordPerfect scheduled to be held on June
  , 1994 and (b) the Prospectus of Novell filed as part of the Registration Statement on Form S-4. All information herein with respect to WordPerfect has been furnished by WordPerfect, and all information herein with respect to Novell and Sub has been furnished by Novell.

     See "Risk Factors" for a discussion of certain factors which should be considered by WordPerfect shareholders before voting on the Merger Agreement.


     This Prospectus/Proxy Statement and the accompanying form of proxy are first being mailed to shareholders of WordPerfect on or about June 23, 1994.


THE SHARES OF NOVELL COMMON STOCK TO BE ISSUED IN THE MERGER HAVE NOT
  BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE
     COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Prospectus/Proxy Statement is June 23, 1994.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................     1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.....................................     1
TRADEMARKS............................................................................     2
SUMMARY...............................................................................     3
  The Companies.......................................................................     3
  Special Meeting of Shareholders of WordPerfect Corporation..........................     4
  The Merger..........................................................................     4
SELECTED UNAUDITED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA...............     9
RISK FACTORS..........................................................................    14
INTRODUCTION..........................................................................    18
VOTING AND PROXIES....................................................................    19
  Date, Time, Place and Purpose of Special Meeting....................................    19
  Record Date and Outstanding Shares..................................................    19
  Voting of Proxies...................................................................    19
  Vote Required.......................................................................    19
  Expenses; Solicitation of Proxies...................................................    19
  Dissenters' Rights..................................................................    20
THE MERGER AND RELATED TRANSACTIONS...................................................    21
  Joint Reasons for the Merger........................................................    21
  Additional Reasons for the Merger -- Novell.........................................    22
  Additional Reasons for the Merger -- WordPerfect....................................    22
  WordPerfect Board Recommendation of the Merger......................................    23
  Material Contacts...................................................................    23
TERMS OF THE MERGER...................................................................    26
  Effective Time of the Merger........................................................    26
  Manner and Basis of Converting Shares...............................................    26
  Employee Benefit Plans..............................................................    27
  Conduct of Business of WordPerfect and Novell Prior to the Merger...................    27
  Conduct of Business of the Combined Company Following the Merger....................    29
  Conditions to the Merger............................................................    29
  Termination or Amendment of Merger Agreement........................................    30
  Indemnification.....................................................................    31
  Certain Federal Income Tax Considerations...........................................    31
  Affiliates Agreements...............................................................    33
  Shareholder Agreements..............................................................    33
  Tax Matters Agreement...............................................................    33
  Governmental and Regulatory Approvals...............................................    34
  Accounting Treatment................................................................    34
  Dissenters' Rights..................................................................    34
  Acquisition of Quattro Pro Product Line.............................................    36
  License to Borland's Paradox Relational Database Products...........................    37
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS...........................    38
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS..................    40

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                        PAGE
                                                                                        ----
INFORMATION CONCERNING NOVELL.........................................................    42
  The Company.........................................................................    42
  Business Strategy...................................................................    43
  Products............................................................................    45
  Product Development.................................................................    51
  Sales and Marketing.................................................................    51
  Service, Support and Education......................................................    52
  Manufacturing Suppliers.............................................................    52
  Backlog.............................................................................    52
  Competition.........................................................................    53
  Licenses, Patents and Trademarks....................................................    53
  Employees...........................................................................    54
  Factors Affecting Earnings and Stock Price..........................................    54
INFORMATION CONCERNING WORDPERFECT....................................................    56
  Introduction........................................................................    56
  Industry Background.................................................................    56
  The WordPerfect Strategy............................................................    57
  Products............................................................................    59
  Customer Support....................................................................    64
  Sales and Distribution..............................................................    65
  Marketing...........................................................................    66
  Product Development.................................................................    66
  Competition.........................................................................    67
  Intellectual Property; Proprietary Rights...........................................    68
  Production..........................................................................    69
  Employees...........................................................................    69
  Facilities..........................................................................    69
WORDPERFECT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..........................................................................    70
  Overview............................................................................    70
  Results of Operations...............................................................    71
  Liquidity and Capital Resources.....................................................    75
MANAGEMENT OF WORDPERFECT.............................................................    77
  Executive Officers, Senior Management and Directors.................................    77
  Summary of Cash and Other Compensation..............................................    77
  Option Grants.......................................................................    78
  Option Exercises and Holdings.......................................................    78
  Employment Contracts, Termination of Employment and Change in Control
     Arrangements.....................................................................    79
CERTAIN TRANSACTIONS OF WORDPERFECT...................................................    80
PRINCIPAL SHAREHOLDERS OF WORDPERFECT.................................................    82
DESCRIPTION OF NOVELL CAPITAL STOCK...................................................    83
  Novell Common Stock.................................................................    83
  Shareholder Rights Plan and Preferred Stock.........................................    83

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                        PAGE
                                                                                        ----
COMPARISON OF RIGHTS OF HOLDERS OF NOVELL COMMON STOCK AND HOLDERS OF COMMON STOCK OF
  WORDPERFECT.........................................................................    83
  Preemptive Rights...................................................................    84
  Dividends and Other Distributions...................................................    84
  Amendment of Certificate or Articles of Incorporation; Amendment of Bylaws..........    84
  Action by Written Consent...........................................................    85
  Special Meetings of Shareholders....................................................    85
  Voting in the Election of Directors.................................................    85
  Number and Qualification of Directors...............................................    86
  Classification of Board.............................................................    86
  Removal of Directors................................................................    86
  Filling Vacancies on the Board of Directors.........................................    87
  Transactions Involving Officers or Directors........................................    87
  Indemnification and Limitation of Liability.........................................    87
  Mergers and Sales of Substantially All Corporate Assets.............................    88
  Creation of Indebtedness............................................................    89
  Appraisal Rights....................................................................    89
  Shareholder Approval of Certain Business Combinations...............................    89
  Inspection of Shareholder List, Books and Records...................................    91
  Shareholder Derivative Suits........................................................    91
  Duration of Proxies.................................................................    92
  Dissolution.........................................................................    92
EXPERTS...............................................................................    92
LEGAL MATTERS.........................................................................    92
WORDPERFECT FINANCIAL STATEMENTS......................................................   F-1


APPENDIX A:  Agreement and Plan of Reorganization
APPENDIX B:  Utah Revised Business Corporation Act Part 13 -- Dissenters' Rights
APPENDIX C:  Novell's Quarterly Report on Form 10-Q for the
             Fiscal Quarter Ended April 30, 1994

                             AVAILABLE INFORMATION

     Novell is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     Novell has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     1. Novell's Annual Report on Form 10-K for the fiscal year ended October 30, 1993, filed with the SEC on January 27, 1994;

     2. Novell's Quarterly Report on Form 10-Q for the fiscal quarter ended January 29, 1994, filed with the SEC on March 14, 1994;

     3. Novell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1994, filed with the SEC on June 10, 1994;

     4. The description of Novell's Common Stock contained in the Registration Statement on Form 8-A filed with the SEC on April 3, 1985;

     5. The description of Novell's Preferred Shares Rights Plan and the Series A Junior Participating Preferred Shares issuable thereunder contained in the Registration Statement on Form 8-A filed with the SEC on December 7, 1988; and

     6. Novell's Proxy Statement for the Annual Meeting of Shareholders held on March 9, 1994, filed with the SEC on January 21, 1994.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus/Proxy Statement, except as so modified or superseded.


     This Prospectus/Proxy Statement incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits thereto) are available upon request from David R. Bradford, Esq., Corporate Secretary, Novell, Inc., 122 East 1700 South, Provo, Utah 84606; (801) 429-7000. In order to ensure timely delivery of the documents, such requests should be made by June 22, 1994.


     No person has been authorized to give any information or to make any representation other than as contained herein in connection with these matters, and, if given or made, such information or representation must not be relied upon as having been authorized by Novell or WordPerfect. Neither the delivery hereof nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof. This Prospectus/Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy the securities offered by this Prospectus/Proxy Statement or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or solicitation.

                                   TRADEMARKS

     The following trademarks, service marks and collective marks are mentioned in this Prospectus/Proxy Statement:

     Novell, NetWare, DR DOS, FlexOS are registered trademarks and AppWare, AppWare Bus, AppWare Foundation, AppWare Loadable Module, ALM, NetWare 3, NetWare 4, NetWare Directory Services, NDS, NetWare Distributed Management Services, NDMS, NetWare FLeX/IP, NetWare Loadable Module, NLM, NetWare MHS, NetWare SNA Links, Novell DOS, Novell Labs and Visual AppBuilder are trademarks of Novell. Certified NetWare Engineer, CNE, Independent Manufacturer Support Program and IMSP are service marks of Novell. Novell Authorized Education Center, NAEC, Technical Support Alliance and TSA are collective marks of Novell. Tuxedo and UNIX are registered trademarks and System V, UnixWare, UnixWare Application Server, UnixWare Online Data Manager are trademarks of Unix System Laboratories, Inc., a wholly owned subsidiary of Novell.

     WordPerfect, WPCorp, DataPerfect, LetterPerfect, DrawPerfect, PlanPerfect, ConvertPerfect, and Grammatik are registered trademarks of WordPerfect in the United States and certain foreign countries, and WordPerfect Works, WordPerfect Office, WordPerfect InForms, WordPerfect Presentations, WordPerfect Intellitag, InfoCentral, ExpressDocs, Quickfinder, WordPerfect Clip Art, ExpressFax, Button Bar, Kap'n Karaoke, WordPerfect Gateways, SpeedSearch, WordPerfect Envoy, SoftSolutions, Main Street, iConnect, WordPerfect Language Modules, Coaches, and the WordPerfect logo are trademarks of WordPerfect.

     This Prospectus/Proxy Statement also contains trademarks and registered trademarks of persons other than Novell and WordPerfect.

                                    SUMMARY

     The following contains a brief summary of certain information contained elsewhere in this Prospectus/ Proxy Statement. This summary contains a description of the material features of the proposal to be voted on but is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus/Proxy Statement and in the information and documents incorporated by reference herein. Unless otherwise defined herein, capitalized terms used in this Summary have the respective meanings assigned to them elsewhere in this Prospectus/Proxy Statement. As used in this Proxy Statement/Prospectus, the terms "Novell" and "WordPerfect" refer to Novell, Inc. and WordPerfect Corporation, respectively, and where the context so requires, to their respective subsidiaries. Unless otherwise stated, all references to the "Combined Company" mean Novell after consummation of the Merger and include WordPerfect and the Combined Company's other directly or indirectly owned subsidiaries after such time. Shareholders are urged to read carefully the entire Prospectus/Proxy Statement, including the information and documents incorporated by reference herein.

THE COMPANIES

  Novell, Inc.

     Novell, Inc., a Delaware corporation ("Novell"), is the leading provider of network server operating system software that integrates desktop computers, servers, and mini-computer and mainframe hosts for business-wide information sharing. Novell's NetWare network computing products manage and control the sharing of data, applications and services among personal computer work groups and departmental networks, and across business-wide information systems. Novell's products support standards to integrate DOS, IBM's OS/2, Microsoft Windows, Apple/Macintosh and UNIX System desktop computers with each other and with IBM, Digital Equipment Corporation ("DEC"), Hewlett-Packard Company ("HP") and UNIX System hosts, among others.

     The Company was incorporated in Delaware in 1983. Novell's executive offices are located at 122 East 1700 South, Provo, Utah 84606. Its telephone number at that address is (801) 429-7000.

  WordPerfect Corporation

     WordPerfect Corporation, a Utah corporation ("WordPerfect"), is a leading provider of software applications that enable users to create and process complex documents. WordPerfect also produces a broad range of software in the areas of workgroup automation, general business, electronic publishing and consumer products. WordPerfect's products provide individuals, small businesses and large, global organizations with information processing solutions that operate across complex networked computing environments. WordPerfect was one of the original developers of word processing applications for personal computers, and its flagship product, WordPerfect, is one of the best-selling PC software applications ever introduced, having been sold to over 15 million users worldwide. WordPerfect is now available in 23 languages and on all of the most widely used computing platforms and operating systems, including DOS, MS Windows, UNIX, Apple/Macintosh and DEC's VAX/VMS. In 1993, WordPerfect introduced new workgroup automation products designed to capitalize on WordPerfect's expertise in developing multi-platform, multi-lingual applications. WordPerfect Office 4.0 and WordPerfect InForms 1.0 are designed to meet an organization's needs for effectively sharing information in a complex, networked computing environment. These products, which provide such features as electronic mail, calendaring, scheduling and electronic forms filing and routing, improve users' productivity by automating the communication process within workgroups. In April 1994, WordPerfect announced its Main Street line of consumer products that offer low-cost, easy-to-use products designed for personal productivity, entertainment and home education.

     WordPerfect was incorporated as Satellite Software International in Utah in 1979. Satellite Software International changed its name to WordPerfect Corporation in 1986. WordPerfect's principal executive offices are located at 1555 North Technology Way, Orem, Utah 84057. Its telephone number at that address is (801) 225-5000.

SPECIAL MEETING OF SHAREHOLDERS OF WORDPERFECT CORPORATION


     Time, Date, Place and Purpose. A Special Meeting of Shareholders of WordPerfect will be held at the principal executive offices of WordPerfect located at 1555 North Technology Way, Orem, Utah 84057 on Friday, June 24, 1994, at 9:00 a.m. local time (the "Special Meeting"). The purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement providing for the merger of WordPerfect with and into Novell.


     Record Date and Vote Required. Only WordPerfect shareholders of record at the close of business on Friday, May 20, 1994 (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting. Under the Utah Revised Business Corporation Act (the "URBCA"), approval and adoption of the Merger Agreement require the affirmative vote of the holders of a majority of the outstanding shares of WordPerfect's Common Stock. The presence, either in person or by properly executed proxy, of the holders of a majority of the outstanding shares of WordPerfect Common Stock is necessary to constitute a quorum at the Special Meeting. Because the Merger Agreement must be approved by at least a majority of the outstanding shares entitled to vote on such matter, abstentions will have the effect of a negative vote.

     Shares Held by Directors, Executive Officers and Affiliates. As of the Record Date, the directors, officers and affiliates of WordPerfect, together with persons and entities related to or affiliated with them, held an aggregate of 51,380,100 shares of WordPerfect Common Stock, representing 100% of the outstanding WordPerfect Common Stock. Shareholders of WordPerfect, who, directly or indirectly, collectively own approximately 89% of the outstanding capital stock of WordPerfect have agreed to vote in favor of approval of the Merger Agreement and have granted the Novell Board of Directors proxies to vote their shares in favor of approval of the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. Therefore, assuming that the proxies granted to Novell by such shareholders are voted in favor of the Merger Agreement, the Merger Agreement and the transactions contemplated thereby will be approved at the Special Meeting.

THE MERGER

     Terms of the Merger. At the effective time of the Merger, WordPerfect will merge with and into Novell and each outstanding share of WordPerfect Common Stock (other than shares, if any, held by WordPerfect shareholders who have exercised dissenters' rights under Part 13 of the URBCA) will be converted into one share of Novell Common Stock. Based upon the number of shares of WordPerfect Common Stock outstanding as of May 27, 1994, 362,229,164 shares of Novell Common Stock will be outstanding immediately after the effective time of the Merger, of which approximately 14.18% will be held by the former holders of WordPerfect Common Stock. On June 8, 1994, the last sale price of Novell Common Stock as reported on the Nasdaq National Market was $17 1/4 per share.

     Acquisition of Borland's Quattro Pro Spreadsheet Product Line. On March 20, 1994, Novell entered into a Purchase and License Agreement (the "Borland Agreement") with Borland International, Inc. ("Borland"), pursuant to which Novell, subject to regulatory approval and other conditions to closing, will acquire Borland's Quattro Pro spreadsheet product line for approximately $110 million of cash. Novell will also acquire, for approximately $35 million, a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database products as part of a suite of products including WordPerfect and any Quattro Pro product. See "Terms of the Merger -- Acquisition of Quattro Pro Product Line" and
"-- License to Borland's Paradox Relational Database Products."

     WordPerfect Options. Pursuant to the Merger Agreement, all outstanding options to acquire WordPerfect Common Stock ("WordPerfect Options") will be assumed by Novell at the effective time of the Merger and converted into options to acquire an equivalent number of shares of Novell Common Stock. As of March 31, 1994, WordPerfect Options to acquire an aggregate of 7,820,000 shares of WordPerfect Common Stock were issued and outstanding at exercise prices ranging from $8.50 to $13.50. Notice to holders of WordPerfect Options as to the terms of such assumption and conversion will be sent by Novell upon consummation of the Merger. Each WordPerfect Option so assumed by Novell will continue to have, and be subject to, the same terms and conditions set forth in the original WordPerfect Option prior to the Merger, including the existing provisions that provide that the vesting of such options will automatically accelerate immediately upon consummation of the Merger. See "Terms of the Merger -- Employee Benefit Plans -- WordPerfect Options."

     Market Price Data. The Common Stock of Novell has been traded in the over-the-counter market under the Nasdaq National Market symbol "NOVL" since Novell's Common Stock began public trading in January 1985. The following table sets forth the range of high and low trading prices for Novell Common Stock as reported by the Nasdaq National Market for the periods indicated and gives retroactive effect to the two-for-one stock split effective August 1992.

                                                                        OCTOBER 31
                                                                      FISCAL YEAR(1)
                                                                    -------------------
                                                                    HIGH          LOW
                                                                    -----       -------
        Fiscal 1992
          First quarter...........................................  32 1/2      21 3/8
          Second quarter..........................................    32        23 7/8
          Third quarter...........................................  28 1/2      24 5/16
          Fourth quarter..........................................  32 1/8      22 1/2
        Fiscal 1993
          First quarter...........................................  33 1/2      25 3/4
          Second quarter..........................................  35 1/4      25 3/4
          Third quarter...........................................  33 1/2      17 5/8
          Fourth quarter..........................................  23 1/4      17
        Fiscal 1994
          First quarter...........................................  25 3/8      19 1/4
          Second quarter..........................................  26 1/4      15
          Third quarter (through June 8, 1992)....................  19 3/8      16 7/8

- ---------------
(1) Novell reports its annual financial results on a 52-week/53-week basis with the last day of the fiscal year being on the last Saturday of October.

     On March 18, 1994, the last trading day prior to the signing of the Merger Agreement, the closing price of Novell Common Stock as reported on the Nasdaq National Market was $24.00 per share. Following the Merger, Novell Common Stock will continue to be traded on the Nasdaq National Market under the symbol "NOVL."

     No established public trading market exists for WordPerfect Common Stock. WordPerfect most recently issued options to acquire shares of its Common Stock in January 1994 at an exercise price of $13.50 per share. WordPerfect has in the past granted options at exercise prices ranging from $8.50 to $13.50 per share.

     Novell has never paid cash dividends on its shares of Common Stock. WordPerfect, which from 1985 until September 30, 1993, was treated for U.S. federal and state income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), has previously made distributions to its shareholders to fund the payment of their individual tax liabilities attributable to their allocation of WordPerfect's income and as a return of capital. Such distributions totaled $20.3 million in 1993, $178.2 million in 1992 and $121.9 million in 1991. The distribution amount for 1993 excludes amounts attributable to the transfer to WordPerfect Corporation of certain shareholders' interests in a limited liability company which owns the land and buildings used by WordPerfect for its operating activities in North America. For financial statement purposes, the transfer of the limited liability company has been treated as a distribution to such shareholders during 1993 and resulted in a concurrent reduction in shareholders' equity of $79.3 million.

     Separate Operating Unit. Upon consummation of the Merger, Novell will establish and maintain WordPerfect as a separate operating unit constituting the Novell Applications Product Group. The Quattro Pro spreadsheet product line to be acquired from Borland will be placed under the control of the Novell Applications Product Group. Mr. Adriaan Rietveld, the current President and Chief Executive Officer of WordPerfect, will be appointed President of the Novell Applications Product Group and will report directly to the President and Chief Executive Officer of Novell. The remaining executive officers of the Novell Applications Product Group will report directly to the Applications Product Group President. The Novell Applications Product Group will be operated in accordance with a plan to be developed by the Applications Product Group and approved by Novell.

     Reasons for the Merger. In the discussions which led to the signing of the Merger Agreement, the respective managements of Novell and WordPerfect identified a number of potential joint benefits resulting from the Merger, including expanded marketing and distribution opportunities and capabilities, strengthened and diversified research and development capabilities, a more diversified intellectual property base, and a broadened pool of experienced management. In addition, the WordPerfect Board of Directors believes that the Merger will provide a significant increase in financial, marketing, distribution and development resources for WordPerfect. The WordPerfect Board believes that given the established trading market for Novell Common Stock, the Merger will provide WordPerfect shareholders with increased liquidity. See "The Merger and Related Transactions -- Joint Reasons for the Merger."

     Recommendation of the WordPerfect Board of Directors. The Board of Directors of WordPerfect has unanimously approved the Merger Agreement and believes that the Merger is fair and in the best interests of WordPerfect and its shareholders. The WordPerfect Board of Directors recommends that the shareholders vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. See "The Merger and Related
Transactions -- Joint Reasons for the Merger" and "-- WordPerfect Board Recommendation of the Merger."

     Effective Time of Merger. The Merger will become effective upon the filing of the Articles of Merger contemplated by the Merger Agreement with the Utah Division of Corporations and Commercial Code (the date and time of such filing being referred to herein respectively as the "Effective Date" and the "Effective Time"). Assuming all conditions to the Merger are met or waived prior thereto, it is anticipated that the Effective Time will occur on the date of the Special Meeting. See "Terms of the Merger -- Effective Time of the Merger."

     Exchange of WordPerfect Stock Certificates. As soon as practicable after the Effective Time, an exchange agent appointed by Novell (the "Exchange Agent") will mail a letter of transmittal with instructions to all holders of record of WordPerfect Common Stock for use in exchanging their certificates representing shares of Common Stock of WordPerfect for certificates representing shares of Novell Common Stock. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF WORDPERFECT COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT. See "Terms of the Merger -- Manner and Basis of Converting Shares."

     Conditions to the Merger; Termination and Amendment. Consummation of the Merger is subject to the satisfaction of various conditions which, if not fulfilled or waived, permit termination of the Merger Agreement. The Merger Agreement may also be terminated under certain other circumstances, including termination by mutual consent of Novell and WordPerfect and termination by either Novell or WordPerfect if the Merger is not consummated on or before July 31, 1994. See "Terms of the Merger -- Conditions to the Merger."

     The Merger Agreement may be amended by the parties thereto, provided such amendment is in writing, at any time before or after the approval and adoption of the Merger Agreement by the WordPerfect shareholders; but, after any such shareholder approval has been obtained, no amendment of any of the agreements executed in connection with the Merger may be made which by law requires the further approval of the WordPerfect shareholders, without obtaining such further approval. Under applicable law, any amendment subsequent to the adoption of the Merger Agreement by the WordPerfect shareholders that alters any contractual rights of the WordPerfect shareholders in connection with the Merger, such as a change in the amount or kind of securities to be received in exchange for WordPerfect Common Stock in the Merger, or that otherwise adversely affects the WordPerfect shareholders would require the further approval of the WordPerfect shareholders. See "Terms of the Merger -- Termination or Amendment of Merger Agreement."

     Representation on Novell's Board of Directors. The Merger Agreement provides that it will be a condition to WordPerfect's obligation to consummate the Merger that Dr. Ashton and Mr. Bastian (or designees of each of them) be elected to the Novell Board of Directors. It is anticipated that this condition will be waived by WordPerfect in return for Novell's agreement that following the Merger, the Novell Board of Directors will, promptly following the request of Dr. Ashton and Mr. Bastian, cause the number of directors comprising the full Board of Directors of Novell to be increased by two persons, from seven to nine, and at such time cause Dr. Ashton and Mr. Bastian (or their designees) to be elected to the Novell Board of Directors. Dr. Ashton and Mr. Bastian are expected to make a request to join the Novell Board of Directors in the latter part of 1994. In addition to the foregoing, the Novell Board of Directors has agreed to take all necessary action to cause Dr. Ashton and Mr. Bastian (or their designees) to be nominated for election at the Novell annual meeting of stockholders for fiscal 1995.

     Shareholder Agreements. Pursuant to Shareholder Agreements entered into between Novell and shareholders of WordPerfect holding in aggregate approximately 89% of the outstanding WordPerfect Common Stock, such shareholders of WordPerfect have agreed to vote in favor of the Merger Agreement and have granted the Novell Board of Directors proxies to vote their shares of capital stock of WordPerfect in favor of the Merger Agreement. See "Terms of the Merger -- Shareholder Agreements."

     Resale of Novell Common Stock; Affiliates Agreements. Certain "affiliates" (as that term is defined for purposes of Rule 145 of the Securities Act) of WordPerfect have entered or will enter into agreements restricting the sale or disposition of their shares of WordPerfect Common Stock prior to the Merger and the resale or other disposition of shares of Novell Common Stock received by them in the Merger (including shares of Novell Common Stock issued upon the exercise of Options) so as to comply with the requirements of securities laws, tax laws and pooling of interests accounting. See "Terms of the Merger -- Conditions to the Merger" and "-- Affiliates Agreements."

     Certain Federal Income Tax Considerations. The Merger is intended to qualify as a reorganization (a "Reorganization") under Section 368 of the Code, in which case no gain or loss would generally be recognized by the shareholders of WordPerfect on the exchange of their shares of WordPerfect Common Stock for shares of Novell Common Stock. If the Merger were not to qualify, the exchange of shares would be taxable. It is a condition to the obligation of each of Novell and WordPerfect to consummate the Merger that they receive an opinion of their respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. ALL WORDPERFECT SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS. See "Terms of the
Merger -- Certain Federal Income Tax Considerations."

     Tax Matters Agreement. Certain WordPerfect shareholders will enter into a Tax Matters Agreement that will provide that such shareholders, subject to certain limitations, will severally and not jointly indemnify WordPerfect and Novell with respect to U.S. federal and Utah and New Mexico state income tax liability (including interest and penalties) arising out of a failure of WordPerfect or its affiliates to have been S corporations (as defined in Section 1361 of the Code) during any taxable year (or that portion of any taxable year) for which such corporations reported for federal and Utah state income tax purposes that they were S corporations. See "Terms of the Merger -- Tax Matters Agreement."

     Accounting Treatment. The Merger is to be treated as a pooling of interests for financial reporting purposes. Consummation of the Merger is conditioned upon (i) receipt by Novell of a letter from its independent auditors indicating their opinion that such accounting treatment is appropriate and (ii) receipt by WordPerfect of a letter from its independent accountants that such independent accountants are not aware of any condition that would preclude WordPerfect from participating in a merger transaction to be accounted for as a pooling of interests. See "Terms of the Merger -- Conditions to the Merger" and "-- Accounting Treatment."

     Governmental and Regulatory Approvals. The notification and waiting period imposed upon Novell and WordPerfect under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") expired on May 4, 1994. See "Terms of the Merger -- Governmental and Regulatory Approvals."

Novell and WordPerfect are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable "blue sky" laws of the various states.

     Dissenters' Rights. Shareholders of WordPerfect who do not vote in favor of the Merger may, under certain circumstances and by following procedures prescribed by Part 13 of the URBCA, exercise dissenters' rights and receive cash for their shares of WordPerfect Common Stock. The failure of a dissenting shareholder of WordPerfect to follow the appropriate procedures may result in the termination or waiver of such rights. A copy of Part 13 of the URBCA is attached to this Prospectus/Proxy Statement as Appendix B. Shareholders of WordPerfect are urged to read Part 13 of the URBCA carefully. See "Terms of the Merger -- Dissenters' Rights."

                       SELECTED UNAUDITED HISTORICAL AND
                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected unaudited historical and pro forma consolidated financial data of Novell and WordPerfect have been derived from their respective historical consolidated financial statements and should be read in conjunction with such consolidated financial statements and notes thereto, certain of which are incorporated by reference or included elsewhere in this Prospectus/Proxy Statement. In the opinion of management of Novell and WordPerfect, respectively, the interim data presented include all adjustments necessary for a fair statement of the results of operations for such periods. Novell's Common Stock was split two-for-one in August 1992, August 1991 and July 1990. All stock splits have been reflected retroactively herein.

                                  NOVELL, INC.
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        SIX MONTHS ENDED                             FISCAL YEAR ENDED(1)
                                      ---------------------   -------------------------------------------------------------------
                                      APRIL 30,     MAY 1,    OCTOBER 30,   OCTOBER 31,   OCTOBER 26,   OCTOBER 27,   OCTOBER 28,
                                       1994(2)       1993       1993(3)        1992          1991          1990          1989
                                      ---------    --------   -----------   -----------   -----------   -----------   -----------
HISTORICAL CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales............................ $717,975     $540,894   $1,122,896     $ 933,370     $ 640,079     $ 497,512     $ 421,877
Income from operations...............  248,790      215,144       74,225       356,862       226,138       134,220        71,541
Income before taxes..................  267,257      229,300      104,048       377,318       248,074       145,106        77,058
Net income (loss)....................  177,726      151,338      (35,160 )     249,030       162,488        94,319        48,547
Net income (loss) per share..........      .57          .49         (.11 )         .81           .55           .34           .18
Weighted average shares
  outstanding........................  314,154      311,399      314,409       308,104       295,968       276,468       266,872

HISTORICAL CONSOLIDATED BALANCE SHEET DATA:

                                              APRIL 30,     OCTOBER 30,   OCTOBER 31,   OCTOBER 26,   OCTOBER 27,   OCTOBER 28,
                                                 1994          1993          1992          1991          1990          1989
                                              ----------    -----------   -----------   -----------   -----------   -----------
Cash and short-term investments.............. $  929,554    $  664,070    $  545,260     $ 346,765     $ 254,776     $ 129,803
Working capital..............................  1,052,139       821,771       716,033       434,854       308,342       216,400
Total assets.................................  1,579,229     1,343,855     1,096,696       726,250       494,438       346,620
Long-term debt...............................         --            --            --         1,208         2,366        56,972
Shareholders' equity.........................  1,314,087       996,499       937,806       598,585       398,283       235,808

- ---------------
(1) Novell reports its annual financial results on a 52-week/53-week basis with the last day of the fiscal year being the last Saturday of October.

(2) The first six months of fiscal 1994 includes a Sun Microsystems purchase of a one time fully paid license for UNIX technology for $80.5 million and associated expenses of $35 million. Net of income taxes, net income was increased by $30.3 million or $.10 per share.

(3) During fiscal 1993, Novell wrote off $311.5 million of non-tax deductible purchased research and development in connection with acquisitions. An additional $9.0 million tax deductible charge was incurred related to restructuring of operations. Net of income taxes, net income was reduced by $317.5 million or $1.01 per share.

                            WORDPERFECT CORPORATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  SIX MONTHS ENDED
                                               ----------------------                 YEAR ENDED DECEMBER 31,
                                                APRIL 30,    JUNE 30,   ----------------------------------------------------
                                               1994(1)(2)      1993     1993(3)    1992(4)      1991       1990       1989
                                               -----------   --------   --------   --------   --------   --------   --------
HISTORICAL CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales....................................   $ 305,233    $346,428   $707,515   $579,118   $621,994   $505,932   $316,386
Income from operations.......................       4,543      47,653     33,873     71,284    202,535    196,989    101,715
Income before taxes..........................   $   3,998    $ 48,850   $ 34,109   $ 84,489   $213,138   $206,734   $106,631
Provision (benefit) for income taxes(5)......      (9,100)      4,830    (41,771)    11,541     12,310      8,085      4,844
                                               -----------   --------   --------   --------   --------   --------   --------
Net income...................................   $  13,098    $ 44,020   $ 75,880   $ 72,948   $200,828   $198,649   $101,787
                                               ===========   ========   ========   ========   ========   ========   ========
Net income per share(6)......................   $     .24    $    .83   $   1.42   $   1.42   $   4.02   $   3.97   $   2.04
Shares used in per share calculations(6).....      54,125      52,795     53,491     51,380     50,000     50,000     50,000
UNAUDITED PRO FORMA DATA(7):
Income before taxes..........................   $   3,998    $ 48,850   $ 34,109   $ 84,489   $213,138   $206,734   $106,631
Pro forma income taxes.......................       6,448      15,632     11,918     32,252     75,080     73,512     37,172
                                               -----------   --------   --------   --------   --------   --------   --------
Pro forma net income.........................   $  (2,450)   $ 33,218   $ 22,191   $ 52,237   $138,058   $133,222   $ 69,459
                                               ===========   ========   ========   ========   ========   ========   ========
Pro forma net income per share(6)............   $    (.05)   $    .63   $    .41   $   1.02   $   2.76   $   2.66   $   1.39

                                                                                             DECEMBER 31,
                                                             APRIL 30,   ----------------------------------------------------
                                                               1994        1993       1992       1991       1990       1989
                                                             ---------   --------   --------   --------   --------   --------
HISTORICAL CONSOLIDATED BALANCE SHEET DATA:
Cash and short-term investments............................  $ 51,194    $ 55,127   $ 86,569   $166,348   $107,333   $ 53,408
Working capital............................................    27,105      37,537     11,035    126,799     88,824     30,164
Total assets...............................................   390,164     401,482    333,779    407,250    294,630    154,553
Long-term debt.............................................    91,763      84,289     12,256      1,263      8,450        580
Shareholders' equity.......................................   124,688     149,527    177,241    285,697    205,155     91,287

- ---------------

(1) The historical consolidated statement of income data and unaudited pro forma data for the six months ended April 30, 1994 include two months (November and December 1993) which are also included in the historical consolidated statement of income data and unaudited pro forma data for the year ended December 31, 1993. Results of operations for the two months ended December 31, 1993 consist of net sales of $136.6 million and net income of $39.9 million.

(2) The six months ended April 30, 1994 includes a $15.0 million write-off of non-tax deductible purchased research and development in connection with an acquisition. Net income was reduced accordingly by $15.0 million, or $.28 per share.

(3) During 1993, WordPerfect wrote off $3.0 million of non-tax deductible purchased research and development in connection with an acquisition. A $33.0 million tax deductible restructuring charge was also incurred. Net of income taxes, pro forma net income was reduced by $24.5 million, or $.46 per share.

(4) During 1992, WordPerfect wrote off $20.4 million of non-tax deductible purchased research and development in connection with an acquisition. Net income was reduced accordingly by $20.4 million, or $.40 per share.

(5) WordPerfect and most of its subsidiaries have historically been exempt from the payment of U.S. federal and certain state income taxes as a result of being taxed as either S corporations or partnerships. The actual provision for income taxes, for 1989 through 1992, reflects a provision for income taxes in foreign countries. On September 30, 1993, WordPerfect Corporation terminated its S corporation election, resulting in the recognition of an income tax benefit of $44.5 million. On December 31, 1993, WordPerfect's other entities terminated their S corporation elections and were reorganized as a single, consolidated entity, resulting in the recognition of an income tax benefit of $14.1 million.

(6) See Note 2 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing net income per share.

(7) The unaudited pro forma data are based upon historical income before taxes, adjusted to reflect a provision for income taxes as if WordPerfect and its S corporation subsidiaries had never been S corporations. See "WordPerfect Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Pro Forma Provision for Income Taxes," "Certain Transactions of WordPerfect" and Notes 2 and 16 of Notes to Consolidated Financial Statements.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

     The unaudited pro forma combined financial data are calculated after giving effect to the Merger at the exchange ratio of one share of Novell Common Stock for each share of WordPerfect Common Stock using the pooling of interests method of accounting. The unaudited pro forma combined financial data are not necessarily indicative of future operations or the actual results that would have occurred had the Merger been consummated at the beginning of the periods presented. The selected unaudited pro forma combined financial data of Novell and WordPerfect are derived from the unaudited pro forma condensed combined financial statements and should be read in conjunction with such unaudited pro forma condensed combined financial statements and notes thereto, certain of which are incorporated by reference or included elsewhere in this Prospectus/Proxy Statement. For a description of the various periods combined for pro forma purposes and for other information regarding the pro forma data, see "Unaudited Pro Forma Condensed Combined Financial Statements."

                        NOVELL AND WORDPERFECT COMBINED
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

UNAUDITED PRO FORMA STATEMENT OF INCOME DATA:

                                  SIX MONTHS ENDED(1)                             FISCAL YEAR ENDED(2)
                                ------------------------   -------------------------------------------------------------------
                                APRIL 30,        MAY 1,    OCTOBER 30,   OCTOBER 31,   OCTOBER 26,   OCTOBER 27,   OCTOBER 28,
                                 1994(3)          1993       1993(4)       1992(5)        1991          1990          1989
                                ----------      --------   -----------   -----------   -----------   -----------   -----------
Net sales..................     $1,023,208      $887,322   $1,830,411    $1,512,488    $1,262,073    $1,003,444     $ 738,263
Income from operations.....        253,333       262,797      108,098       428,146       428,673       331,209       173,256
Income before taxes........        271,255       278,150      138,157       461,807       461,212       351,840       183,689
Net income.................        190,824       195,358       40,720       321,978       363,316       292,968       150,334
Net income per share.......            .52           .54          .11           .90          1.05           .90           .47
Weighted average shares
  outstanding..............        368,279       364,194      367,900       359,484       345,968       326,468       316,872
ADDITIONAL UNAUDITED PRO FORMA DATA(6):
Income before taxes........     $  271,255      $278,150   $  138,157    $  461,807    $  461,212    $  351,840     $ 183,689
Pro forma income taxes.....         95,979        93,594      151,126       160,540       160,666       124,299        65,683
                                ----------      --------   -----------   -----------   -----------   -----------   -----------
Pro forma net income
  (loss)...................     $  175,276      $184,556   $  (12,969 )  $  301,267    $  300,546    $227,541...    $ 118,006
                                 =========      ========   ===========   ===========   ===========   ===========   ===========
Pro forma net income (loss)
  per share................     $      .48      $    .51   $     (.04 )  $      .84    $      .87    $      .70     $     .37

UNAUDITED PRO FORMA BALANCE SHEET DATA(7):

                                            APRIL 30,    OCTOBER 30,   OCTOBER 31,   OCTOBER 26,   OCTOBER 27,   OCTOBER 28,
                                               1994         1993          1992          1991          1990          1989
                                            ----------   -----------   -----------   -----------   -----------   -----------
Cash and short-term
  investments.............................  $  980,748   $  719,197    $  631,829    $  513,113     $ 362,109     $ 183,211
Working capital...........................   1,079,244      859,308       727,068       561,653       397,166       246,564
Total assets..............................   1,969,393    1,745,337     1,430,475     1,133,500       789,068       501,173
Long-term debt............................      91,763       84,289        12,256         2,471        10,816        57,552
Shareholders' equity......................   1,438,775    1,146,026     1,115,047       884,282       603,438       327,095

- ---------------
(1) WordPerfect has a calendar year end and, accordingly, the WordPerfect statement of income for the year ended December 31, 1993 has been combined with the Novell statement of operations for the fiscal year ended October 30, 1993. Furthermore, the unaudited pro forma combined financial data for the six months ended April 30, 1994 include two months (November and December 1993) for WordPerfect, which are also included in the unaudited pro forma combined statement of income for the fiscal year ended October 30, 1993. Results of operations of WordPerfect for the two months ended December 31, 1993 consist of net sales of $136.6 million and net income of $39.9 million. The unaudited pro forma condensed combined financial data for the six months ended May 1, 1993 combines Novell's unaudited historical and pro forma consolidated financial data for the six months ended May 1, 1993 with

    WordPerfect's unaudited historical and pro forma consolidated financial data for the six months ended June 30, 1993.

(2) Novell reports its annual financial results on a 52-week/53-week basis with the last day of the fiscal year being the last Saturday of October.

(3) Nonrecurring items resulted in an increase in pro forma net income of $15.3 million, or $.04 per share. See footnote 2 on page 9 and footnote 2 on page 10.

(4) Nonrecurring items resulted in a decrease in pro forma net income of $342.0 million, or $.93 per share. See footnote 3 on page 9 and footnote 3 on page 10.

(5) Nonrecurring items resulted in a decrease in pro forma net income of $20.4 million, or $.06 per share. See footnote 4 on page 10.

(6) The additional unaudited pro forma condensed combined financial data are based upon historical combined income before taxes, adjusted to reflect a provision for income taxes as if WordPerfect and its S corporation subsidiaries had never been S corporations. See "WordPerfect Management's Discussion and Analysis of Financial Condition and Results of
    Operations -- Results of Operations -- Pro Forma Provision for Income Taxes," "Certain Transactions of WordPerfect" and Notes 2 and 16 of Notes to WordPerfect Consolidated Financial Statements. See Note 2 of Notes to WordPerfect Consolidated Financial Statements for an explanation of the determination of shares used in computing net income per share.

(7) Excludes the impact of accelerating the repayment of $76.9 million of long-term notes payable to shareholders, including accrued interest at April 30, 1994, within 30 days after the closing of the Merger.

                      UNAUDITED COMPARATIVE PER SHARE DATA

     The following table sets forth (1) the historical net income (loss) per common share and the historical book value per share data of Novell Common Stock; (2) the pro forma net income per common share and the historical book value per share data of WordPerfect Common Stock; (3) the pro forma net income per share of common stock and the pro forma book value per share data after giving effect to the proposed Merger on a pooling of interests basis; and (4) the pro forma net income per share of common stock and the unaudited pro forma book value per share, assuming solely for the purpose of this calculation an exchange ratio of one share of Novell Common Stock for each share of WordPerfect Common Stock. The information presented in the table should be read in conjunction with the separate historical consolidated financial statements, the unaudited pro forma condensed combined financial statements of Novell and WordPerfect, and the interim unaudited consolidated condensed financial statements of Novell and WordPerfect and the notes thereto incorporated herein by reference or included elsewhere in this Prospectus/Proxy Statement. All stock splits have been reflected retroactively herein.

                                                                                       PRO FORMA
                                                                                      EQUIVALENT
                                                                                        FOR ONE
                                        HISTORICAL      PRO FORMA      PRO FORMA      WORDPERFECT
                                          NOVELL       WORDPERFECT      COMBINED         SHARE
                                        ----------     ------------    ----------    -------------
Net income (loss) per share:
  First six months of fiscal 1994.....    $  .57          $ (.05)        $  .48          $ .48
  Fiscal 1993.........................      (.11)            .41           (.04)          (.04)
  Fiscal 1992.........................       .81            1.02            .84            .84
  Fiscal 1991.........................       .55            2.76            .87            .87
Book value per share:
  End of first six months of fiscal
     1994.............................      4.23            2.43           3.97           3.97
  Fiscal year end 1993................      3.23            2.91           3.19           3.19

                                  RISK FACTORS

     UNCERTAINTIES RELATED TO THE MERGER AND THE QUATTRO PRO ACQUISITION. While Novell has acquired a number of companies in recent years, the acquisition of WordPerfect and the Quattro Pro spreadsheet product line from Borland is the largest acquisition ever undertaken by Novell. The successful combination of companies and product lines in the high technology industry may be more difficult and require a greater period of time to accomplish than in other industries. Novell has historically not had any presence in the software applications market and accordingly may lack the management and marketing experience that will be necessary to successfully operate the WordPerfect business following the Merger. The successful expansion of the Combined Company's software applications business will require communication and cooperation in product development and marketing among the senior executives and key technical personnel of Novell, WordPerfect and Borland. Given the inherent difficulties involved in completing a major business combination, there can be no assurance that such cooperation will occur or that the integration of the respective businesses will be successful and will not result in disruptions in one or more sectors of the Combined Company's business. In addition, there can be no assurance that the Combined Company will retain its key technical and management personnel, that the market will favorably view Novell's proposed entry into the software applications field or that Novell will realize any of the other anticipated benefits of the Merger and the Quattro Pro acquisition.

     Novell has historically been viewed as an independent provider of operating system software and one that treated all software application vendors in a neutral fashion. The proposed Merger with WordPerfect may be perceived by the market as a deviation from this operating strategy and as a result may lead to a certain amount of confusion in the market.

     COMPETITION IN MARKETS FOR OPERATING SYSTEM SOFTWARE. The market for operating systems software, including network operating systems and client operating systems, has become increasingly problematic due to Microsoft's growing dominance in all sectors of the software business. The Combined Company will not have the product breadth and market power of Microsoft. Microsoft's dominant position provides it with enormous competitive advantages, including the ability to unilaterally determine the direction of future operating systems and to leverage its strength in one or more product areas to achieve a dominant position in new markets. This position may enable Microsoft to increase its market position even if the Combined Company succeeds in introducing products with performance and features superior to those offered by Microsoft.

     Microsoft's ability to offer networking functionality in future versions of MS Windows and MS Windows NT and in any other Microsoft operating systems, or to provide incentives to customers to purchase certain products in order to obtain favorable sales terms or necessary compatibility or information with respect to other products, may significantly inhibit the Combined Company's ability to maintain its business. Moreover, Microsoft's ability to offer products on a bundled basis can be expected to impair the Combined Company's competitive position with respect to particular products. In addition, as Microsoft creates new operating systems and applications, there can be no assurance that Novell will be able to ensure that its products will be compatible with those of Microsoft.

     Both Novell and WordPerfect are aware of several new operating systems currently under development and scheduled for introduction within the next year and beyond. If any of these operating systems achieves market acceptance for use with the types of applications sold by WordPerfect and WordPerfect does not introduce application programs for them in a timely manner, WordPerfect's business and results of operations could be materially adversely affected.

     COMPETITION IN MARKETS FOR APPLICATIONS. In the market for MS Windows word processing applications, WordPerfect for MS Windows competes with, among others, Microsoft's Word and Lotus Development Corporation's ("Lotus") Ami Pro. Novell believes that the Combined Company's share of the Windows word processing market will be a critical factor in its future success. Although WordPerfect has significantly increased its share of this market during the past year, it remains second to Microsoft. The market for MS Windows applications is currently characterized by severe competitive pressure, and attempts by major participants to maintain or increase market share may lead to rapid reductions in product prices. In addition, some software vendors are combining a number of application programs in a "bundle" or "suite" for sale as one unit or arranging with hardware manufacturers to preload application programs on new computers. The price for a bundle or suite is typically significantly less than the price for separately purchased applications, and many end users are likely to prefer the bundle or suite over a more expensive combination of other individually purchased applications, even if the latter applications offer superior performance or features. Microsoft and Lotus offer bundles or suites of their respective products at prices significantly discounted from the prices of stand alone products. To the extent that bundling, suites and preloading arrangements by competitors are more successful than those of the Combined Company, the Combined Company's business and results of operations could be materially adversely affected.

     SALES OF QUATTRO PRO SPREADSHEET. In August 1993, a federal district court in Boston, Massachusetts, issued an injunction with respect to Borland's sale of versions of the Quattro Pro spreadsheet incorporating certain functions which were found to infringe copyrights held by Lotus. These functions enabled users of Quattro Pro to use macros developed for the Lotus 1-2-3 spreadsheets, as well as other features designed to enable a level of compatibility between Quattro Pro and Lotus 1-2-3. The issuance of the injunction, the procedures implemented by Borland to comply with the injunction, as well as publicity and marketing efforts by Lotus following the issuance of the injunction, have disrupted sales of the Quattro Pro products in a variety of different ways, and may continue to do so. Although Novell will not assume any direct liability for this lawsuit, should the decision of the district court be upheld on appeal, the continued existence of the injunction could have a significant continuing adverse affect on Novell's ability to sustain or increase sales of the Quattro Pro spreadsheet, either on a stand alone basis or in conjunction with other application products. Moreover, the market for spreadsheet applications products is maturing and becoming increasingly competitive, particularly on the basis of price. To maintain or increase its share of the spreadsheet software market, Borland has significantly discounted the price of its Quattro Pro product, thereby substantially decreasing any profits that could potentially be earned on the sale of the products. Moreover, Novell believes that disruptions associated with the Merger and the acquisition of Quattro Pro have resulted in a decline in sales of Quattro Pro in recent periods. Due to these factors, there can be no assurance that the level of sales of Quattro Pro will be maintained or increased or that the Combined Company will derive significant profits from its existing or future Quattro Pro products.

     LICENSES, PATENTS AND TRADEMARKS. The Combined Company will rely on copyright, patent, trade secret and trademark law, as well as provisions in its license, distribution and other agreements in order to protect its intellectual property rights. Additionally, Novell and WordPerfect have numerous patents pending in foreign countries. No assurance can be given that such patents pending will be issued or, if issued, will provide protection for the Combined Company's competitive position. Although Novell intends to protect its patent rights vigorously, there can be no assurance that these measures will be successful. Additionally, no assurance can be given that the claims on any patents held by the Combined Company will be sufficiently broad to protect the Combined Company's technology. In addition, no assurance can be given that any patents issued to the Combined Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Combined Company. The loss of patent protection on the Combined Company's technology or the circumvention of its patent protection by competitors could have a material adverse effect on the Combined Company's ability to compete successfully in its products business.


     The software industry is characterized by frequent litigation regarding copyright, patent and other intellectual property rights. Both Novell and WordPerfect have from time to time had infringement claims asserted by third parties against them and their respective products. While there are no known or pending threatened claims against the Company, WordPerfect or any of its subsidiaries, the unsatisfactory resolution of which would have a material adverse effect on the Combined Company's results of operations and financial condition, there can be no assurance that such third party claims will not be asserted, or if asserted, will be resolved in a satisfactory manner. In addition, there can be no assurance that third parties will not assert other claims against the Combined Company with respect to existing or future products or that licenses will be available on reasonable terms, or at all, with respect to any third-party technology. In the event of litigation to determine the validity of any third-party claims, such litigation could result in significant expense to the Combined Company and divert the efforts of the Combined Company's technical and management personnel, whether or not such litigation is determined in favor of the Combined Company.

     In the event of an adverse result in any such litigation, the Combined Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Combined Company would be successful in such development or that any such licenses would be available. In addition, the laws of certain countries in which Novell's or WordPerfect's products are or may be developed, manufactured or sold may not protect the Combined Company's products and intellectual property rights to the same extent as the laws of the United States.

     ATTRACTION AND RETENTION OF KEY EMPLOYEES. The ability of the Combined Company to maintain its competitive technological position will depend, in large part, on its ability to attract and retain highly qualified development and managerial personnel. Competition for such personnel is intense. While the Merger and the agreement to acquire the Quattro Pro product line from Borland will increase the Combined Company's human resources in these areas, there is a risk of departure of key employees due to the combination process. The announcement of the proposed Merger and Quattro Pro product line acquisition may impede the Combined Company's ability to attract and retain personnel prior to and after these transactions. The loss of a significant group of key personnel would adversely affect the Combined Company's product development efforts.

     WORDPERFECT PRODUCT CONCENTRATION. Approximately 80% and 86% of WordPerfect's revenues during 1993 and 1992, respectively, were derived from sales of various versions of WordPerfect's flagship document processing product, WordPerfect. Although additional products are currently being sold or developed, Novell believes that WordPerfect in its various forms will continue to be the Combined Company's primary application product for the foreseeable future. See "WordPerfect Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Information Concerning WordPerfect -- Products."


     POSSIBLE NEW PRODUCT DELAYS. As is common in the computer software industry, both Novell and WordPerfect have experienced delays in their product development and "debugging" efforts, and the Combined Company may experience similar delays from time to time in the future. Significant delays in developing, completing or shipping new or enhanced products would adversely affect the Combined Company. There can be no assurance that the Combined Company will be able to respond effectively to technological changes or new product announcements by others, or that the Combined Company's research and development efforts will be successful. For example, in the spring of 1993, Novell introduced its NetWare 4.x operating system family of products. Initial shipment of the 4.0 version of NetWare occurred in May 1993, and Novell has new product releases scheduled for the second half of fiscal 1994 and the first quarter of fiscal 1995. While the Company does not presently anticipate delays in such new product releases, given the complexity of network operating system software, there can be no assurance that these releases or any future product releases will not be delayed beyond their anticipated release dates. In the past, Novell has experienced delays in the introduction of new products, due to the complexity of network operating systems, the need for extensive testing of such software to ensure compatibility of new releases with a wide variety of application software and hardware devices and the need to "debug" products prior to extensive distribution. Moreover, the Company may experience delays in market acceptance of new releases of the Netware operating system as the Company engages in marketing and education of the user base regarding the advantages and system requirements for the new products and as customers evaluate the advantages and disadvantages of upgrading. The Company has encountered these issues on each major new release of its operating system software, and expects that it will encounter such issues in the future. Novell's ability to achieve desired levels of sales growth depends at least in part on the successful completion, introduction and sale of new versions of its NetWare 4.x operating system. Should Novell experience material delays or sales shortfalls with respect to these product releases, the Combined Company's sales and net income could be adversely affected.


     MARKET ACCEPTANCE OF EXPANDED BUSINESS STRATEGY. A fundamental goal of the Combined Company will be the delivery of workgroup application solutions combining the networking services of Novell and the workgroup applications of WordPerfect. The future success of this strategy will depend in part on the Combined Company's ability to develop and market new competitive products for the workgroup productivity and information processing areas. Development of these products, which include Novell's AppWare, WordPerfect Office, WordPerfect InForms and SoftSolutions, has already required and will continue to require a substantial investment in research and development, particularly as a result of WordPerfect's decision to offer products across multiple operating environments. Although Novell's existing network of distributors should assist in this transition, marketing and distribution of these products may also require developing new marketing and sales strategies and will entail significant expense. WordPerfect has had only limited experience in the market for these products, and there can be no assurance that the Combined Company will be successful in developing and marketing these new products. See "Information Concerning WordPerfect -- The WordPerfect Strategy," "-- Products" and
"-- Product Development."

     FLUCTUATIONS IN QUARTERLY RESULTS; VOLATILITY OF STOCK PRICE. The Combined Company's future earnings and stock price could be subject to significant volatility, particularly on a quarterly basis. The Combined Company's revenues and earnings may be unpredictable due to its anticipated shipment patterns. As is typical in the software industry, a high percentage of the Combined Company's revenues are expected to be earned in the third month of each fiscal quarter and will tend to be concentrated in the latter half of that month. Accordingly, quarterly financial results will be difficult to predict and quarterly financial results may fall short of anticipated levels. Because the Combined Company's backlog early in a quarter will not generally be large enough to assure that it will meet its revenue targets for any particular quarter, quarterly results may be difficult to predict until the end of the quarter. A shortfall in shipments at the end of any particular quarter may cause the results of that quarter to fall significantly short of anticipated levels. Due to analysts' expectations of continued growth and the historically high price/earnings ratio at which Novell's Common Stock trades, any such shortfall in earnings could have an immediate and very significant adverse effect on the trading price of Novell's Common Stock in any given period. WordPerfect's past pattern of new product introductions has caused WordPerfect's sales revenues to fluctuate, sometimes significantly, on a quarter-by-quarter basis, with sales being relatively higher in quarters in which new versions are introduced. Such revenue fluctuations may contribute to the volatility of the trading price of Novell Common Stock in any given period following the Merger.

     In addition, the market prices for securities of software companies have generally been volatile in recent years. The market price of Novell Common Stock, in particular, has been subject to wide fluctuations in the past. As a result of the foregoing factors and other factors that may arise in the future, the market price of Novell's Common Stock may be subject to significant fluctuations over a short period of time. These fluctuations may be due to factors specific to the Combined Company, to changes in analysts' earnings estimates, or to factors affecting the computer industry or the securities markets in general.

     The Merger will result in greater involvement by Novell in the market for applications software. To compete successfully in the applications market, Novell anticipates incurring significantly higher expenditures in sales, marketing and customer support as a percent of net sales than is typically incurred in the sale of network operating systems. Accordingly, the Combined Company can be expected to incur greater operating expenses, both in aggregate dollars and as a percentage of total net sales, than Novell has incurred in the past. Although the Combined Company will seek to offset such higher operating costs through the higher sales levels derived from a broader product offering and continued cost control, there can be no assurance that the Combined Company will successful in such efforts.

                                  INTRODUCTION


     This Prospectus/Proxy Statement is furnished in connection with the solicitation by WordPerfect Corporation, a Utah corporation ("WordPerfect"), of proxies to be voted at the special meeting of its shareholders (the "Special Meeting"), which will be held on June 24, 1994, at 9:00 a.m., local time, at the principal executive offices of WordPerfect located at 1555 North Technology Way, Orem, Utah.


     The purpose of the Special Meeting is to approve and adopt the Merger Agreement (as defined below), as amended, providing for the merger of WordPerfect with and into Novell, Inc., a Delaware corporation ("Novell"). Originally, the combination of Novell and WordPerfect was to be effected by the merger of Novell Acquisition Corp., a wholly owned subsidiary of Novell ("Sub"), with and into WordPerfect, with WordPerfect becoming a wholly owned subsidiary of Novell, pursuant to the terms of the Agreement and Plan of Reorganization, dated as of March 21, 1994 (the "Merger Agreement"), entered into by and among Novell, Sub, WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian. As of May 31, 1994, the Merger Agreement was amended by the parties thereto to provide for the merger of WordPerfect directly into Novell. All references herein to the Merger Agreement are to the Merger Agreement as amended.

     The Merger will become effective upon the filing of the Articles of Merger contemplated by the Merger Agreement with the Utah Division of Corporations and Commercial Code (the date and time of such filing being referred to herein respectively as the "Effective Date" and the "Effective Time"). At the Effective Time, WordPerfect will merge with and into Novell and each share of WordPerfect Common Stock (other than shares, if any, held by shareholders who have exercised dissenters' rights under Part 13 of the Utah Revised Business Corporation Act ("URBCA")) will be converted into and exchanged for one share of Novell Common Stock.

     The Board of Directors of WordPerfect has unanimously approved the Merger Agreement and determined that the Merger is in the best interests of WordPerfect and its shareholders and recommends that the shareholders of WordPerfect vote in favor of the Merger Agreement.

     The information set forth herein concerning Novell has been furnished by Novell, and the information set forth herein concerning WordPerfect has been furnished by WordPerfect.

     This Prospectus/Proxy Statement contains certain information set forth more fully in the Merger Agreement attached hereto as Appendix A and is qualified in its entirety by reference to the Merger Agreement, which is hereby incorporated herein by reference. In formulating his or her voting decision with respect to the proposed Merger, each WordPerfect shareholder should carefully read the Merger Agreement.

                               VOTING AND PROXIES

DATE, TIME, PLACE AND PURPOSE OF SPECIAL MEETING


     The Special Meeting of Shareholders of WordPerfect will be held at the principal executive offices of WordPerfect located at 1555 North Technology Way, Orem, Utah on June 24, 1994, at 9:00 a.m., local time. The purpose of the Special Meeting is to vote upon a proposal to approve and adopt the Merger Agreement, providing for the merger of WordPerfect with and into Novell.


RECORD DATE AND OUTSTANDING SHARES

     Only WordPerfect shareholders at the close of business on May 20, 1994 (the "Record Date"), are entitled to notice of, and to vote at, the Special Meeting. On the Record Date, there were 19 holders of Common Stock with 51,380,100 shares of Common Stock of WordPerfect issued and outstanding. Except for the shareholders identified herein under "Principal Shareholders of WordPerfect," on the Record Date there were no other persons known to the management of WordPerfect to be the beneficial owners of more than 5% of the outstanding capital stock of WordPerfect.

VOTING OF PROXIES

     All properly executed proxies that are not revoked will be voted at the Special Meeting in accordance with the instructions contained therein. Proxies returned and containing no instructions regarding the Merger proposal will be voted "for" approval of the Merger Agreement in accordance with the recommendation of the WordPerfect Board of Directors. A shareholder who has executed and returned a proxy may revoke it at any time before it is voted at the Special Meeting by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of WordPerfect stating that the proxy is revoked or by attending the Special Meeting and voting in person.

VOTE REQUIRED

     Under the URBCA, approval and adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of WordPerfect's Common Stock. Because the Merger Agreement must be approved by at least a majority of outstanding shares entitled to vote on such matter, abstentions will have the effect of a negative vote.

     As of the Record Date, the directors, officers and affiliates of WordPerfect, together with persons and entities related to or affiliated with them, held an aggregate of 51,380,100 shares of WordPerfect Common Stock, representing 100% of the outstanding WordPerfect Common Stock. Shareholders of WordPerfect holding approximately 89% of the outstanding WordPerfect Common Stock have agreed to vote in favor of the Merger Agreement and have granted the Novell Board of Directors proxies to vote their shares in favor of approval of the Merger, the Merger Agreement and any matter that could reasonably be expected to facilitate the Merger. Therefore, assuming that the proxies granted to Novell by such shareholders are voted in favor of the Merger Agreement, approval of the Merger Agreement is assured.

EXPENSES; SOLICITATION OF PROXIES

     Each party to the Merger Agreement will pay its own costs and expenses incurred incident to the Merger Agreement and incurred in preparation therefor and in carrying out the transactions contemplated thereby, except that if the Merger is not consummated, expenses incurred in connection with printing this Prospectus/ Proxy Statement will be shared equally by Novell and WordPerfect. No proxy solicitation expenses are expected to be incurred in connection with the approval of the Merger.

DISSENTERS' RIGHTS

     Holders of WordPerfect capital stock who do not vote in favor of the Merger may, under certain circumstances and by following procedures prescribed by the URBCA, exercise dissenters' rights and receive cash for their shares of stock of WordPerfect. The failure of a dissenting WordPerfect shareholder to follow the appropriate procedures may result in the termination or waiver of such rights. See "Terms of the Merger -- Dissenters' Rights."

                      THE MERGER AND RELATED TRANSACTIONS

JOINT REASONS FOR THE MERGER

     Novell and WordPerfect have identified several potential mutual benefits of the Merger that they believe will contribute to the success of the Combined Company. These reasons are outlined below.

- - Changing Nature of Network Computing. Novell and WordPerfect believe the era of stand alone computing is rapidly transitioning to the era of network computing, and the network is becoming the natural platform for applications within companies of all sizes. The combination of Novell and WordPerfect will provide the infrastructure, networking services, tools and applications to pioneer a new era of network applications, as well as the marketing expertise to be an effective participant in this emerging market. The term "network applications" refers to desktop applications which are specifically designed to take advantage of network operating system services. Additionally, offerings such as AppWare by Novell and OpenDoc, an industry standard being developed by WordPerfect and other software vendors, will enable software developers to substantially increase user productivity and ease of use in networked environments. In the future, Novell and WordPerfect expect that these applications will increasingly rely upon more advanced network operating system services such as support for multimedia and document imaging, as well as traditional existing services such as directories, network management services and security functions. WordPerfect's expertise in workgroup automation is expected to provide the Combined Company with a significant opportunity in developing and offering network applications.

- - Emerging Market For Groupware Products. An emerging and rapidly growing segment of the PC software market is the area of electronic mail and groupware products which allow PC users to communicate and collaborate over networks. Novell believes that this market will expand to include enhanced networking services and that leadership in networking software will be critical in providing an infrastructure and environment conducive to the development of new application software. Currently, Novell provides the tools which many software developers use to effectively integrate products and services with the NetWare environment. Novell believes that, to compete most effectively in the future, a software company must become more than simply a vendor of a narrow range of networking software or application software products. The strategy of the Combined Company will be to complement existing standards and continue Novell's longstanding commitment to support openness with other software vendors.

- - Increased Customer Base and Channels of Distribution. The Combined Company will benefit from a larger customer base, which will present greater opportunities for marketing the products of the Combined Company. In addition, Novell and WordPerfect each bring major distributors and reseller organizations to the Combined Company.

- - Cost Efficiencies and Synergies. With a broader, complementary product line, the Combined Company should be better positioned to achieve efficiencies in sales, administrative functions, development, support, marketing and distribution, enabling it to compete more effectively.

- - Deliver New Products and Services to Exploit the "Information
  Highway." Together, WordPerfect and Novell will provide the interface, the infrastructure and the tools to help customers exploit the information highway. As the networks within organizations are tied into national and international networks, the Combined Company will be well-positioned to provide solutions to electronically connect its customers worldwide. This global networking capability will also provide an important new electronic channel for software purchasing, distribution and maintenance.

ADDITIONAL REASONS FOR THE MERGER -- NOVELL

     The Board of Directors of Novell believes that the following are additional benefits of the Merger and the related purchase of Borland's Quattro Pro product line:

- - Acquisition of a Worldwide Application Software Franchise. WordPerfect's brand name provides strong name recognition to buyers of personal computer ("PC") applications products. Combining Novell's and WordPerfect's capabilities and resources will:

  -- Give Novell greater visibility to the end-user customer through association with WordPerfect's strong presence and brand awareness in the market for software applications.

  -- Increase Novell's ability to compete more effectively in the software and networking market by having a broader product line including applications software and groupware software solutions.

- - Provide Broad Array of Technological Solutions to Customers. Novell will also be able to offer a suite of productivity applications, including word processing, spreadsheet and presentations graphics products, which should enhance Novell's network applications strategy.

- - Build on WordPerfect Marketing Expertise. Novell will be able to take advantage of WordPerfect's strong distribution channels for application software products, and its extensive sales and marketing infrastructure worldwide.

- - An Expanded Base of Experienced Management and Employees. The acquisition of WordPerfect will provide Novell with experienced development personnel who have extensive expertise in the development of multi-platform, multi-language application software products. Furthermore, Novell will have access to WordPerfect management's expertise in marketing application software which will enhance Novell's ability to compete in the emerging network application software market.

ADDITIONAL REASONS FOR THE MERGER -- WORDPERFECT

     The Board of Directors of WordPerfect believes that the following are additional benefits of the Merger and the related purchase of Borland's Quattro Pro product line:

- - Access to Novell's Established Customer Base. The Merger will permit WordPerfect to access the installed base of more than 40 million users of Novell's products. WordPerfect believes that this access is increasingly critical in the competitive marketplace for applications software.

- - Availability of Novell's Distribution Network. As WordPerfect continues to place increased importance on its workgroup application products, it needs to develop different distribution channels and selling methods. Novell's existing distribution and certification capabilities are highly complementary to those which are being developed by WordPerfect. These channels are especially important for such products as WordPerfect Office and WordPerfect InForms which are designed to operate in a network environment. WordPerfect believes that the Merger will provide a significant advantage in more rapidly developing these capabilities.

- - Increased Resources to Compete in Applications Market. WordPerfect believes that the market for application software is becoming increasingly competitive, and expects such competition to increase in the future. As a result, WordPerfect believes that its alliance with the leading company in the field of networking software will significantly assist WordPerfect in this environment.

- - Positioning for Broader Product Solutions. WordPerfect believes that the software market is rapidly moving from stand alone applications to suite offerings and that the purchase of the Quattro Pro product line by Novell will complete WordPerfect's suite offering by including a strong spreadsheet application. In addition, as WordPerfect's workgroup products become increasingly important to its overall strategy, the opportunity to be part of Novell, the leading networking company, will provide an excellent platform to realize the potential of these products.

- - Integration of a Comprehensive Suite of Software Products. WordPerfect believes that a suite offering which combines important applications, such as a word processor and spreadsheet, is essential to be competitive in today's marketplace. Therefore, as a condition precedent to the Merger, Novell will acquire Borland's Quattro Pro product line, one of the most popular spreadsheet programs on the market today. This purchase will allow the Combined Company to compete more effectively in one of the most rapidly growing areas of PC application software -- suites -- by fully combining and integrating WordPerfect's products, Novell's network operating systems and application development tools and the Quattro Pro spreadsheet product.

- - Provide Liquidity to WordPerfect Shareholders. The Merger will be a means by which WordPerfect shareholders and optionholders will be able to obtain liquidity for their equity interests. The Merger was considered in view of available alternatives, and the Board of Directors of WordPerfect concluded that no other company had the strategic fit or could offer the benefits available from Novell. In addition, the Merger is expected to be accomplished as a tax-free exchange of WordPerfect shares for Novell shares under Section 368(a) of the Internal Revenue Code.

WORDPERFECT BOARD RECOMMENDATION OF THE MERGER

     WordPerfect's Board of Directors (the "WordPerfect Board") believes that the Merger is fair to and in the best interests of WordPerfect and its shareholders and therefore unanimously recommends that WordPerfect shareholders vote in favor of the Merger.

     The WordPerfect Board believes that the shares of Novell Common Stock to be received by the shareholders of WordPerfect in the Merger will enable WordPerfect shareholders to realize an attractive return on their investment. The WordPerfect Board also views the Merger as a method by which the shareholders of WordPerfect would be permitted to participate in any post-Merger appreciation in the price of Novell Common Stock, if any. In this regard, the WordPerfect Board recognized that no assurance can be given that the value of the Novell Common Stock will be maintained before or after the Merger at any particular level, and may be subject to significant fluctuations over short periods of time.


     In evaluating the proposed Merger, the WordPerfect Board discussed and considered a wide variety of factors in order to make a determination of what is in the best interests of WordPerfect and its shareholders. Specifically, the WordPerfect Board reviewed the history of merger discussions with Novell (see "-- Material Contacts" below), and also considered the advantages and disadvantages that the Merger would present to WordPerfect's ability to achieve its strategic objectives. The advantages considered by the Board are summarized in "Joint Reasons for the Merger" and "Additional Reasons for the Merger -- WordPerfect" above. Among the disadvantages considered were the possible perception that the Combined Company would become too focused on its own products which could adversely affect its relationships with other industry participants and that, as a result of the Merger, there would be a loss of focus on innovative applications products. In addition, the WordPerfect Board reviewed the status of the preliminary discussions that were taking place at that time with Lotus Development Corporation ("Lotus"), a company that had expressed an interest in acquiring WordPerfect. As part of this review, the WordPerfect Board, together with legal counsel, engaged in a discussion regarding possible antitrust concerns that might arise in connection with a business combination with Lotus and the steps that the two companies might be required to take to reduce these concerns. At the conclusion of this consideration, it was determined that WordPerfect should terminate its discussions with Lotus and engage in a transaction with Novell.


     After considering the foregoing factors, the WordPerfect Board unanimously adopted and approved the Merger Agreement and the transactions contemplated thereby and recommended that the shareholders of WordPerfect vote to approve the Merger.

MATERIAL CONTACTS

     In early 1993, Novell and WordPerfect entered into a broad-based cross licensing agreement under which each party was granted rights to utilize a number of the other company's products on an internal basis. Several meetings were held in 1993, the intent of which was to strengthen the strategic alliances between the companies. In late 1993, Novell began consideration of a possible acquisition of WordPerfect. At the time, the Novell Board of Directors was considering a variety of strategic actions and did not actively pursue merger discussions with WordPerfect. On or about January 21, 1994, Mr. Alan C. Ashton, Co-Founder and Co-Chairman of the WordPerfect Board, contacted Mr. Raymond J. Noorda, Chairman of the Board and then Chief Executive Officer of Novell, to discuss whether Novell would consider an acquisition of WordPerfect. There was a general discussion between Mr. Noorda and Mr. Ashton related to possible price and strategic synergies, but Novell did not at the time pursue a transaction.

     In March 1994, Novell decided to revisit the prospect of an acquisition of WordPerfect. On Friday, March 4, 1994, legal, financial, and operational due diligence teams from Novell met with their counterparts at WordPerfect. An extensive review of WordPerfect's business operations was conducted. The meetings continued on Monday, March 7, 1994, and into Tuesday, March 8, 1994. On March 7, 1994, Mr. Larry W. Sonsini, a member of the Novell Board of Directors and a partner in the law firm of Wilson, Sonsini, Goodrich & Rosati, legal counsel to Novell, tendered his resignation from the WordPerfect Board to WordPerfect. On Tuesday evening, March 8, 1994, Mr. Noorda convened a meeting of Novell's Board of Directors. A discussion ensued regarding the advantages and disadvantages associated with pursuing a merger or a corporate combination with WordPerfect.

     On Wednesday, March 9, 1994, another meeting of the Novell Board of Directors was held. This meeting included members of the Novell Office of the President together with Mr. David R. Bradford, Senior Vice President and General Counsel. An extensive discussion was held, following which the Board of Directors directed Novell senior management to explore Novell's acquisition of WordPerfect.

     Later that same day, Mr. Noorda, Ty Mattingly of Novell and Mr. Bradford met at the offices of WordPerfect with Mr. Ashton, Mr. Adriaan Rietveld, President and Chief Executive Officer of WordPerfect, Mr. R. Duff Thompson, Executive Vice President and General Counsel of WordPerfect. Mr. Bruce Bastian, a senior executive and Co-Founder and Co-Chairman of the WordPerfect Board, took part in the meeting from Australia via telephone. A number of issues were discussed regarding a possible combination of Novell and WordPerfect. Following the meeting, Mr. Thompson and Mr. Bradford met at the offices of Novell where they drafted a preliminary Letter of Intent regarding a possible combination of the companies. Copies of the draft Letter of Intent were circulated to the Novell Board of Directors and to its financial and legal advisors.

     On Thursday March 10, 1994, the Novell Board of Directors again met. They reviewed the terms contained in the draft Letter of Intent and the strategic reasons for the transaction and authorized management of Novell to continue to explore a possible merger of the companies.

     During the course of the March 9, 1994 meeting, WordPerfect articulated its position that any transaction with Novell would have to include the acquisition of a strong spreadsheet product for the MS Windows and DOS markets. The parties agreed to mutually explore the acquisition of the Quattro Pro spreadsheet business from Borland. To do so, the parties met at the offices of Borland on Friday March 11, 1994. Present at that meeting were Mr. Bradford, Mr. Mattingly, and Mr. Noorda from Novell and Mr. Rietveld and Mr. Thompson of WordPerfect. Also present were Mr. Philippe Kahn, Chief Executive Officer of Borland, Mr. Peter Astiz of the law firm of Baker & McKenzie, legal counsel to Borland, and Michael Price of Lazard Freres, financial advisor to Borland. The parties discussed a possible purchase of the Quattro Pro spreadsheet business during the course of that meeting.

     In order to determine the feasibility of a potential transaction with Borland, representatives of WordPerfect and Borland met on both Saturday and Sunday, March 12 and 13, 1994, in Palo Alto, California to discuss potential terms of an acquisition of the Quattro Pro product line.

     A meeting between representatives of Novell and WordPerfect was then held on Wednesday, March 16, 1994 at Mr. Ashton's home in Utah. Novell was given the opportunity to present to WordPerfect's management team Novell's view of a Novell-WordPerfect combination. Present at that meeting representing Novell were Mr. Bradford, Mr. Noorda, Mr. John Edwards, Novell's Executive Vice President, AppWare Systems Group, Mr. Mattingly, Mr. James Tolonen, Office of the President and Chief Financial Officer of Novell, Mr. Darcy Mott, Corporate Treasurer of Novell, Mr. Steve Wise, Senior Vice President of Finance of Novell and Mr. Clifford Simpson, Director of Tax at Novell. Representing WordPerfect were Mr. David Moon, Senior Vice President and Chief Technical Officer of WordPerfect, Mr. Thompson, Mr. Ashton,

Mr. Bastian, Mr. Rietveld, Mr. John Lewis, Executive Vice President of WordPerfect, and Mr. Daniel Campbell, Senior Vice President and Chief Financial Officer of WordPerfect. Acting in the interests of Novell from the investment banking firm of Morgan Stanley & Co. Inc. were Mr. Frank Quattrone and Mr. George Boutros. Present from Wilson, Sonsini, Goodrich & Rosati were Mr. Sonsini and Mr. Tor R. Braham. Mr. Joshua L. Green and Mr. Steven J. Tonsfeldt from Brobeck, Phleger & Harrison, legal counsel to WordPerfect, were also present at the meeting.

     At the meeting, the parties discussed the potential of network-based applications, the strength of AppWare and WordPerfect Office, and the importance of a comprehensive software suite incorporating both networking and application products. Mr. Sonsini outlined a series of key points which comprised a plan for the combination of Novell and WordPerfect, including Novell's purchase of the Quattro Pro spreadsheet product from Borland. It was stated that Novell would form an Applications Division comprised of the WordPerfect business and new management of WordPerfect that would manage the software applications business. Mr. Sonsini also summarized the proposed financial terms of the transaction, including the exchange ratio.

     The Novell representatives then left the meeting and the WordPerfect shareholders, executive officers and legal counsel reviewed the Novell proposal. Novell was told by WordPerfect that it would be making a decision whether or not to pursue the Novell proposal that evening.

     Later that night, representatives of WordPerfect contacted Novell and informed Novell that the WordPerfect Board, including the major shareholders of WordPerfect, had determined to proceed along the lines proposed by Novell, subject to the preparation of a mutually satisfactory definitive agreement and subject also to the execution by Novell of an agreement to acquire the Quattro Pro spreadsheet business from Borland.

     A meeting of the Board of Directors of Novell was held on Thursday March 17, 1994. An extensive discussion was held following which the Novell Board of Directors resolved to authorize the officers of Novell to proceed and negotiate a definitive agreement for both the WordPerfect and Quattro Pro transactions, subject to final review by the Board of Directors of Novell.

     Beginning on Friday, March 18, 1994, and continuing through Sunday, March 20, meetings, discussions, and negotiations were held at the law offices of Wilson, Sonsini, Goodrich & Rosati among representatives of Novell, WordPerfect and Borland.

     On Sunday evening, March 20, 1994 commencing at 5:00 p.m. Pacific time, another Novell Board of Directors' meeting was held. A WordPerfect Board meeting was convened at the same time to consider the transaction.

     The Board of Directors of Novell authorized the execution of the Merger Agreement as well as a Purchase and License Agreement with Borland relating to the acquisition of the QuattroPro spreadsheet business. At its meeting, the WordPerfect Board authorized the execution of the Merger Agreement and certain related matters. Thereafter, the definitive agreements for both transactions were executed.

                              TERMS OF THE MERGER

EFFECTIVE TIME OF THE MERGER

     The Merger Agreement provides that the separate existence of WordPerfect shall cease and WordPerfect shall be merged with and into Novell, with Novell as the surviving corporation. The Merger will become effective upon the filing of the Articles of Merger contemplated by the Merger Agreement with the Division of Corporations and Commercial Code of the State of Utah in accordance with the URBCA. See "Terms of the Merger -- Conditions to the Merger." It is anticipated that if the Merger is approved and adopted at the Special Meeting and all other conditions of the Merger have been fulfilled or waived, the Effective Date will be the date of the Special Meeting, or as soon as practicable thereafter. The Merger Agreement also provides that (i) the Articles of Incorporation of Novell shall be the Articles of Incorporation of the surviving corporation, (ii) the Bylaws of Novell shall be the Bylaws of the surviving corporation, (iii) the directors of Novell shall be the directors of the surviving corporation, (iv) the officers of Novell shall be the officers of the surviving corporation; and
(v) the Merger shall, from and after the Effective Time, have all the effects provided by applicable law, the Merger Agreement and the Articles of Merger.

MANNER AND BASIS OF CONVERTING SHARES

     Terms of the Merger. Each issued and outstanding share of WordPerfect Common Stock (other than shares held by WordPerfect, Novell or their respective subsidiaries and shares, if any, held by persons exercising dissenters' rights in accordance with the URBCA ("Dissenting Shares")), including shares issuable upon the exercise of any WordPerfect Option (as defined below) prior to the Effective Time, that are issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive one share of Novell Common Stock. On June 8, 1994, the last sale price of Novell Common Stock as reported on the Nasdaq National Market was $17 1/4 per share.

     Based upon the number of shares of Novell Common Stock outstanding as of May 27, 1994, 362,229,164 shares of Novell Common Stock will be outstanding immediately after the Effective Time, of which approximately 14.18% will be held by the former holders of WordPerfect Common Stock.

     Exchange of Certificates. As soon as practicable after the Effective Time, an exchange agent appointed by Novell (the "Exchange Agent") will mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of capital stock of WordPerfect (the "Certificates") whose shares are being converted into Novell Common Stock pursuant to the Merger Agreement, a letter of transmittal with instructions for use in effecting the surrender of the Certificates in exchange for Novell Common Stock. After the Effective Time, there will be no further registration of transfers on the stock transfer books of WordPerfect, as the surviving corporation, of shares of WordPerfect Common Stock that were outstanding immediately prior to the Effective Time. CERTIFICATES SHOULD NOT BE SURRENDERED BY THE HOLDERS OF WORDPERFECT COMMON STOCK UNTIL SUCH HOLDERS RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

     Upon the surrender of a Certificate representing shares of WordPerfect Common Stock to the Exchange Agent together with a duly executed letter of transmittal, the holder of such certificate will be entitled to receive in exchange therefor the number of shares of Novell Common Stock equal to the number of shares of WordPerfect Common Stock held by such holder. In the event of a transfer of ownership of shares of WordPerfect Common Stock which is not registered on the transfer records of WordPerfect, the appropriate number of shares of Novell Common Stock may be delivered to a transferee if the Certificate representing such shares of WordPerfect Common Stock is presented to the Exchange Agent, together with the related letter of transmittal, and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

     Until a Certificate representing shares of WordPerfect Common Stock has been surrendered to the Exchange Agent, each such Certificate will be deemed at any time after the Effective Time to represent the right to receive upon such surrender the number of shares of Novell Common Stock to which the shareholder is entitled under the Merger Agreement.

EMPLOYEE BENEFIT PLANS

     Representatives of Novell's and WordPerfect's respective human resources departments have met and will continue to meet to coordinate the manner of transition of the insurance and other benefit plans of WordPerfect after the Merger. Novell and WordPerfect intend that the continuing employees of WordPerfect will be entitled to receive employee benefits from Novell that will be at least comparable to those being received by the employees of Novell, taken as a whole, who occupy comparable positions and have comparable responsibilities.

     WordPerfect Options. Pursuant to the Merger Agreement, all stock options to acquire shares of WordPerfect Common Stock outstanding immediately prior to the Effective Time ("WordPerfect Options") will be assumed by Novell and converted into options to acquire an equivalent number of shares of Novell Common Stock. As of March 31, 1994, WordPerfect Options to acquire an aggregate of 7,820,000 shares of WordPerfect Common Stock were issued and outstanding. Notice to the holders of WordPerfect Options as to the terms of such assumption and conversion will be sent by Novell upon consummation of the Merger. Each WordPerfect Option so assumed by Novell shall continue to have, and be subject to, the same terms and conditions set forth in the option agreement relating to such WordPerfect Option, including the existing provisions that provide that the vesting of such options will automatically accelerate immediately upon consummation of the Merger.

     Novell will take all corporate and other actions necessary to reserve and make available sufficient shares of Novell Common Stock for issuance upon exercise of the WordPerfect Options assumed by Novell and to prepare and file with the SEC a registration statement on Form S-8 (or any successor form) with respect to the underlying shares of Novell Common Stock issuable upon exercise of such WordPerfect Options. Novell will use its reasonable efforts to have such registration statement declared effective as soon as practicable following the Effective Time and to maintain the effectiveness of such registration statement.

     Section 401(k) Plan. WordPerfect has established a tax-deferred savings plan (the "WordPerfect Plan") qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Under the WordPerfect Plan, eligible employees may authorize voluntary payroll deductions of up to 10% of their base salaries to be invested in certain independently managed, employee-elected investment funds. WordPerfect also makes contributions which match up to 100% for the first 2% of salary contributions by the employee, 75% for the next 2% and 50% for the next 2%. There is no matching for employee contributions over 6%. Following the Merger, WordPerfect employees will be eligible to participate in the Novell 401(k) Plan (the "Novell Plan") by making new contributions to the Novell Plan. It is presently intended that WordPerfect will file for authorization to terminate the WordPerfect Plan with the appropriate governmental authorities, and the assets of the WordPerfect Plan will be transferred to the Novell Plan.

CONDUCT OF BUSINESS OF WORDPERFECT AND NOVELL PRIOR TO THE MERGER

     Under the Merger Agreement, WordPerfect has agreed that until the Effective Time or the earlier termination of the Merger Agreement pursuant to the terms thereof, WordPerfect and its majority-owned subsidiaries will conduct their respective businesses in the ordinary and usual course consistent with past practice and will use reasonable efforts to maintain and preserve intact their business organizations, keep available the services of their officers and employees and maintain satisfactory relations with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with them. Among other limitations relating to the conduct of its business, WordPerfect has agreed that it will not, without Novell's prior written consent, prior to the Effective Time, (a) declare, set aside or pay any dividends on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock; (b) split, combine or reclassify any of its capital stock, or issue any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase, redeem or otherwise acquire any shares of its capital stock; (c) issue, deliver, or sell any shares of its capital stock, or any other securities convertible into, or exchangeable or exercisable therefor; (d) except pursuant to mandatory terms under outstanding options, accelerate, amend or change the exercise period of options granted under the WordPerfect Stock Option Plan or any other options, warrants or other convertible securities; (e) authorize cash payments in exchange for any options granted under the WordPerfect Stock Option Plan or any other options;
(f) authorize any change in its equity capitalization; (g) cause or permit any amendments to its Articles of Incorporation or Bylaws or other charter documents; (h) acquire or agree to acquire any business or any corporation, partnership, association or other business organization or division thereof, or assets which are material to the business condition of WordPerfect and its majority-owned subsidiaries, taken as a whole; (i) sell, lease, pledge, license or otherwise dispose of or encumber any of its assets or properties, except in the ordinary course of business consistent with past practice (including, without limitation, any indebtedness owed to it or any claims held by it); (j) transfer the stock of any majority-owned subsidiary to any other majority-owned subsidiary or any assets or liabilities to any new or, except in the ordinary course of business consistent with past practice, existing majority-owned subsidiary; (k) incur any indebtedness for borrowed money or guarantee any such indebtedness, or guarantee the obligations of others, or make loans or advances;
(l) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice; (m) adopt or amend any employee benefit plan, or enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any of its directors, officers or employees or increase the salaries or wage rates of its employees other than pursuant to scheduled employee reviews, consistent with past practices; (n) except in the ordinary course of business consistent with past practices, transfer to any person or entity any rights to WordPerfect intellectual property rights; (o) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other rights of any type or scope with respect to any products of WordPerfect or any of its majority-owned subsidiaries; (p) except in the ordinary course of business with prior notice to Novell, violate, amend or otherwise modify the terms of any material WordPerfect contracts; (q) commence a lawsuit other than for the routine collection of bills; (r) change the accounting methods or practices followed by WordPerfect or any of its majority-owned subsidiaries, except as may be required by changes in generally accepted accounting principles, make or change any material tax election, file any material tax return or any amendment to a material tax return, enter into any material closing agreement, settle any material tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment, without the prior consent of Novell, which consent will not be unreasonably withheld; (s) take any action that would result in any of the representations and warranties of WordPerfect set forth in the Merger Agreement becoming untrue or in any of the conditions to the Merger set forth in the Merger Agreement not being satisfied; (t) enter into any capital commitment or long term obligation equal to or in excess of $500,000; or (u) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     WordPerfect has also agreed, under the Merger Agreement, not, directly or indirectly, to solicit, initiate, entertain, encourage or negotiate any proposals or offers from any third party relating to the merger or acquisition of WordPerfect or a material portion of its assets or capital stock of WordPerfect, nor will WordPerfect, during the term of the Merger Agreement, participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any person to do or seek any such transaction.

     Under the Merger Agreement, Novell has also agreed that until the Effective Time or the earlier termination of the Merger Agreement pursuant to the terms thereof, it will not, without the prior written consent of WordPerfect, (a) amend its Certificate of Incorporation in any manner which would adversely affect the rights of holders of Novell Common Stock, or (b) issue, deliver, or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of a character obligating it or any of its majority-owned subsidiaries to issue any such shares or other convertible securities, except for the issuance or proposed issuance of its capital stock or options to purchase shares of its capital stock (i) in connection with a proposed business combination, (ii) in connection with privately negotiated sales of stock pursuant to corporate partnering arrangements or (iii) pursuant to stock option grants or exercises or other employee stock benefit plans.

     Each of WordPerfect and Novell have further agreed to (a) promptly apply for and use all reasonable efforts to obtain all consents and approvals required with respect to the consummation of the Merger and (b) use all reasonable efforts to effectuate the transactions contemplated by the Merger Agreement and to fulfill the conditions to close the Merger.

CONDUCT OF BUSINESS OF THE COMBINED COMPANY FOLLOWING THE MERGER

     Upon the consummation of the Merger, Novell will establish and maintain WordPerfect as a separate operating unit constituting the Novell Applications Product Group. The Quattro Pro spreadsheet product line to be acquired from Borland will be placed under the control of the Novell Applications Product Group. Adriaan Rietveld, the current President and Chief Executive Officer of WordPerfect, will be appointed President of the Novell Applications Product Group, to serve until his successor is duly appointed, and will report directly to the President and Chief Executive Officer of Novell. The remaining executive officers of WordPerfect will report to the Novell Applications Product Group President. The Novell Applications Product Group will be operated in accordance with a plan to be developed by the Novell Applications Product Group and approved by Novell.

CONDITIONS TO THE MERGER

     Each party's respective obligation to effect the Merger is subject to the satisfaction prior to the closing date of the Merger (the "Closing Date") of the following conditions: (a) the Merger Agreement and the Articles of Merger shall have been approved and adopted by the affirmative vote or consent of the holders of at least a majority of the issued and outstanding shares of WordPerfect Common Stock present, in person or by proxy, at the Special Meeting; (b) the Registration Statement shall have become effective under the Securities Act and shall not be subject to any stop order, and this Prospectus/Proxy Statement shall not be subject to any proceedings commenced or threatened by the SEC; (c) the applicable waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (d) all material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any governmental entity necessary for the consummation of the transactions contemplated by this Agreement and the Articles of Merger shall have been filed, expired or been obtained; (e) Novell and WordPerfect shall each have received favorable written opinions from their respective counsel, to the effect that the Merger will constitute a tax-free reorganization; and (f) the absence of any legal action preventing the consummation of the Merger or rendering Novell or WordPerfect unable to consummate the Merger.

     The obligations of Novell to effect the Merger are subject to, among other things, the satisfaction of the following conditions, unless waived by Novell:
(a) the representations and warranties of WordPerfect in the Merger Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) (i) as of the date of the Merger Agreement and (ii) as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties that speak of a specific date) unless any failures to be true and correct, individually or in the aggregate, do not have and could not reasonably be expected to have a material adverse effect on WordPerfect; (b) WordPerfect shall have performed in all material respects all obligations and covenants required to be performed by it under the Merger Agreement and the Articles of Merger prior to or as of the Closing Date; (c) Novell shall have received an opinion of Brobeck, Phleger & Harrison, counsel to WordPerfect, dated the Closing Date, in form and substance reasonably satisfactory to Novell and WordPerfect; (d) (i) Novell shall have received a letter from Ernst & Young to the effect that the Merger will be accounted for as a pooling of interests and (ii) WordPerfect shall have received a letter from Price Waterhouse to the effect that Price Waterhouse is not aware of any condition that would preclude WordPerfect from participating in a merger transaction to be accounted for as a pooling of interests; (e) Novell shall have received duly executed copies of all material third-party consents and approvals in form and substance reasonably satisfactory to Novell;

(f) certain "affiliates" (as defined below) of WordPerfect shall have executed and delivered to Novell an Affiliates Agreement (as described below); (g) certain shareholders of WordPerfect shall not have breached the Shareholder Agreements (as described below); (h) there shall have been no material adverse effect on WordPerfect or any of its majority-owned subsidiaries on or before the closing date of the Merger; and (i) certain WordPerfect shareholders shall have executed and delivered to Novell and WordPerfect a Tax Matters Agreement (as described below).

     The obligation of WordPerfect to effect the Merger is subject to, among other things, the satisfaction of the following conditions, unless waived by
WordPerfect: (a) the representations and warranties of Novell in the Merger Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) (i) as of the date of the Merger Agreement and (ii) as of the Closing Date, as though made on and as of the Closing Date (except for representations and warranties that speak of a specific date), unless any failures to be true and correct, individually or in the aggregate, do not have and could not reasonably be expected to have a material adverse effect on Novell; (b) Novell shall have performed in all material respects all obligations and covenants required to be performed by them under the Merger Agreement and the Articles of Merger prior to or as of the Closing Date; (c) WordPerfect shall have received an opinion dated the Closing Date of Wilson, Sonsini, Goodrich & Rosati, counsel for Novell, in form and substance reasonably satisfactory to WordPerfect and Novell; (d) there shall have been no material adverse effect on Novell on or before the Closing Date; (e) the Board of Directors of Novell shall have taken appropriate action to cause the number of directors comprising the full Board of Directors of Novell to be increased by two persons, from seven to nine, and Alan C. Ashton and Bruce W. Bastian (or a designee of either of such persons, which designee or designees shall be acceptable to the Board of Directors of Novell) shall have been elected to the Board of Directors of Novell and (f) either Novell or WordPerfect shall have acquired the rights to sell a spreadsheet program mutually acceptable to the parties hereto (which acquisition will close prior to or simultaneously with the consummation of the Merger).

     The condition to WordPerfect's obligation to consummate the Merger described in clause (e) in the preceding paragraph concerning the appointment of Dr. Ashton and Mr. Bastian (or their designees) to the Novell Board of Directors has been waived by WordPerfect in return for Novell's agreement that following the Merger the Novell Board of Directors will, promptly following the receipt of a request from Dr. Ashton and Mr. Bastian, increase the size of the Board of Directors from seven to nine and at such time cause Dr. Ashton and Mr. Bastian (or their designees) to be elected to the Novell Board of Directors. Dr. Ashton and Mr. Bastian are expected to make such a request in the latter part of 1994. The Novell Board of Directors has agreed to take all necessary action to cause Dr. Ashton and Mr. Bastian (or their designees) to be nominated for election at the Novell annual meeting of stockholders for fiscal year 1995.

TERMINATION OR AMENDMENT OF MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of
WordPerfect: (a) by mutual written agreement of Novell and WordPerfect; (b) by Novell, if there has been a breach by WordPerfect of any representation, warranty, covenant or agreement set forth in the Merger Agreement on the part of WordPerfect or if any representation or warranty of WordPerfect shall have become untrue, but only if such breach(es) or untrue representations or warranties, individually or in the aggregate, have or could reasonably be expected to have a material adverse effect on WordPerfect and which breach or inaccuracy WordPerfect fails to cure within seven days after notice thereof is given by Novell (except that no cure period shall be provided for a breach by WordPerfect or inaccuracy which by its nature cannot be cured); (c) by WordPerfect, if there has been a breach by Novell of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Novell or if any representation or warranty of Novell shall have become untrue, but only if such breach(es) or untrue representations or warranties, individually or in the aggregate, have or could reasonably be expected to have a material adverse effect on Novell and which breach or inaccuracy Novell fails to cure within seven days after notice thereof is given by WordPerfect (except that no cure period shall be provided for a breach by Novell which by its nature cannot be cured); (d) by Novell or WordPerfect, if the Merger shall not have been consummated on or before July 31, 1994 (other than delays attributable to concluding the HSR Act waiting period or receiving an order of effectiveness from the SEC with respect to the Registration Statement, but in no event later than September 30, 1994); (e) by Novell or WordPerfect if the required approval of the shareholders of WordPerfect or, if required, the stockholders of Novell, contemplated by the Merger Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at the Shareholders' Meeting; or (f) by Novell or WordPerfect if any permanent injunction or other order of a court or other competent authority preventing the Merger shall have become final and nonappealable.

     The Merger Agreement may be amended by the parties, by action taken by their respective Board of Directors, at any time before or after approval of the Merger by the shareholders of WordPerfect; provided that following approval of the Merger by the shareholders of WordPerfect, no amendment shall be made which by law requires the further approval of such shareholders without obtaining such further approval. Under applicable law, any amendment subsequent to the adoption of the Merger Agreement by the WordPerfect shareholders that alters any contractual rights of the WordPerfect shareholders in connection with the Merger, such as a change in the amount or kind of securities to be received in exchange for WordPerfect Common Stock in the Merger, or that otherwise adversely affects the WordPerfect shareholders would require the further approval of the WordPerfect shareholders.

INDEMNIFICATION

     From and after the Effective Time, Novell shall (to the fullest extent permitted by applicable law) indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of WordPerfect or any of its majority-owned subsidiaries against any and all losses, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement of, or in connection with, any claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of WordPerfect or any majority-owned subsidiary of WordPerfect, whether pertaining to any matter existing or occurring at or prior to the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax considerations relevant to the exchange of shares of WordPerfect Common Stock for Novell Common Stock pursuant to the Merger. In particular, this discussion addresses the tax consequences of the Merger generally applicable to holders of WordPerfect Common Stock. It does not deal with all federal income tax considerations that may be relevant to particular WordPerfect shareholders in light of their particular circumstances, such as shareholders who do not hold their WordPerfect Common Stock as capital assets or persons who acquired their shares in compensatory transactions. In addition, the following discussion does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger) including, without limitation, any transaction in which shares of WordPerfect Common Stock are acquired or any shares of Novell Common Stock are disposed of. Furthermore, no foreign, state or local tax considerations are addressed herein. ACCORDINGLY, WORDPERFECT SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

     The Merger is intended to constitute a "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"), in which case, subject to the limitations and qualifications referred to herein, the Merger will generally result in the following federal income tax consequences:

          (a) No gain or loss will be recognized by holders of WordPerfect Common Stock solely upon their receipt in the Merger of Novell Common Stock in exchange therefor.

          (b) The aggregate tax basis of the Novell Common Stock received in the Merger will be the same as the aggregate tax basis of WordPerfect Common Stock surrendered in exchange therefor.

          (c) The holding period of the Novell Common Stock received in the Merger will include the period for which the WordPerfect Common Stock surrendered in exchange therefor was held, provided that the WordPerfect Common Stock is held as a capital asset at the time of the Merger.

          (d) Neither Novell nor WordPerfect will recognize material amounts of gain solely as a result of the Merger.

          (e) A shareholder who exercises dissenters' rights with respect to a share of WordPerfect Common Stock and receives payment for such share in cash will generally recognize gain or loss for federal income tax purposes, measured by the difference between the holder's basis in such share and the amount of cash received, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of
     Section 356(a)(2) of the Code (collectively "a Dividend Equivalent Transaction"). A sale of WordPerfect Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the dissenter owns no shares of Novell Common Stock (either actually or constructively within the meaning of Section 318 of the Code such as through the attributing of stock ownership through family members). If, however, a shareholder's sale for cash of WordPerfect Common Stock is a Dividend Equivalent Transaction, then such Shareholder will generally recognize income for federal income tax purposes in an amount equal to the entire amount of the cash so received.

     Even if the Merger qualifies as a Reorganization, a recipient of shares of Novell Common Stock could recognize gain to the extent that such shares were considered by the Internal Revenue Service (the "IRS") to be received in exchange for consideration (other than WordPerfect Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain could also have to be recognized to the extent that a WordPerfect shareholder was treated by the IRS as receiving (directly or indirectly) consideration other than Novell Common Stock in exchange for his or her WordPerfect Common Stock.

     The parties are not requesting and will not request a ruling from the IRS in connection with the Merger. Novell and WordPerfect, however, have each received an opinion from their respective counsel to the effect that the Merger will constitute a Reorganization (the "Tax Opinions"). WordPerfect shareholders should be aware that the Tax Opinions do not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion. The Tax Opinions are subject to certain assumptions, including but not limited to the truth and accuracy of certain representations made by Novell, WordPerfect and certain shareholders of WordPerfect. Of particular importance are certain representations relating to the Code's "continuity of interest requirement."

     To satisfy the continuity of interest requirement, WordPerfect shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their WordPerfect Common Stock in anticipation of the Merger or (ii) the Novell Common Stock to be received in the Merger (collectively, "Planned Dispositions"), such that WordPerfect shareholders, as a group, would no longer have a significant equity interest in the WordPerfect business being conducted by Novell after the Merger. WordPerfect shareholders will generally be regarded as having a significant equity interest as long as the number of shares of Novell Common Stock received in the Merger less the number of shares subject to Planned Dispositions (if any) represents, in the aggregate, a substantial portion of the entire consideration received by the WordPerfect shareholders in the Merger.

     A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the continuity of interest or otherwise) would result in WordPerfect shareholders recognizing taxable gain or loss with respect to each share of WordPerfect Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time, of the Novell Common Stock received in exchange therefor. In such event, a shareholder's aggregate basis in the Novell Common

Stock so received would equal its fair market value and the holding period for such stock would begin the day after the Merger.

AFFILIATES AGREEMENTS

     The shares of Novell Common Stock to be issued in the Merger have been registered under the Securities Act by a Registration Statement on Form S-4, thereby allowing such securities to be traded without restriction by all former holders of WordPerfect Common Stock not deemed to be "affiliates" (as such term is defined for purposes of Rule 145 under the Securities Act) of WordPerfect at the time the transaction is submitted for a vote to the WordPerfect shareholders. WordPerfect shareholders who may be deemed to be affiliates of WordPerfect will be so advised prior to the Effective Time.

     Pursuant to the terms of the Merger Agreement, each affiliate of WordPerfect has executed or will execute an Affiliates Agreement in the form of
Exhibit 5.12 to the Merger Agreement. Pursuant to the Affiliates Agreement, each WordPerfect affiliate has agreed not to make any sale of Novell Common Stock received upon consummation of the Merger in violation of the Securities Act or the rules and regulations promulgated thereunder. Generally this will require that such sales be made in accordance with Rule 145(d) under the Securities Act promulgated by the SEC, which in turn requires that, for specified periods, such sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act also promulgated by the SEC. The volume limitations should not impose any material limitations on any WordPerfect shareholder who owns less than one percent of Novell's outstanding Common Stock after the Merger unless, pursuant to Rule 144, such shareholder's shares are required to be aggregated with those of another shareholder.

     The Affiliates Agreements provide, among other things, that each affiliate of WordPerfect has agreed (i) not to sell, exchange, transfer, pledge, dispose of or otherwise reduce his risk relative to shares of WordPerfect Common Stock owned by such affiliate for 30 days prior to the Effective Time; (ii) not to transfer, sell, exchange, pledge, dispose of or otherwise reduce his risk relative to Novell Common Stock (except limited transfers to members of such affiliate's immediate family, with such transferee to be bound by the terms of the Affiliates Agreement) until such time as financial results covering at least 30 days of combined operations of Novell and WordPerfect after the Effective Time have been filed with the SEC or published by Novell; (iii) that the affiliate has no present plan or intent to engage in a sale, exchange, transfer, pledge, disposition or any other transaction which results in a reduction in the risk of ownership with respect to more than 50% of the shares of Novell Common Stock to be received by him or her in the Merger; and (iv) not to offer, sell, exchange, transfer, pledge or otherwise dispose of any Novell Common Stock except as permitted by Rule 145 promulgated under the Securities Act by the SEC or pursuant to a registration statement under, or an exemption from, the Securities Act.

SHAREHOLDER AGREEMENTS

     Pursuant to the terms of the Merger Agreement, certain shareholders of WordPerfect, holding in the aggregate approximately 89% of the outstanding Common Stock of WordPerfect, executed Shareholder Agreements in the form of
Exhibit 5.6 to the Merger Agreement. Under these Shareholder Agreements, each of such WordPerfect shareholders has agreed to vote in favor of the Merger Agreement and has executed a proxy in favor of the Board of Directors of Novell to vote their shares of WordPerfect Common Stock in favor of the Merger.

TAX MATTERS AGREEMENT

     As a condition to the Merger, certain WordPerfect shareholders will enter into a Tax Matters Agreement that will provide that such shareholders will severally and not jointly indemnify WordPerfect and Novell with respect to U.S. federal and Utah and New Mexico state income tax liability (including interest and penalties) arising out of a failure of WordPerfect or its affiliates to have been S corporations (as defined in Section 1361 of the Code) during any taxable year (or that portion of any taxable year) for which such corporations reported for federal and Utah and New Mexico state income tax purposes that they were S corporations. Each such WordPerfect shareholder's liability for purposes of such indemnification will be limited in certain respects pursuant to the terms of the Tax Matters Agreement.

GOVERNMENTAL AND REGULATORY APPROVALS

     Transactions such as the Merger are reviewed by the Department of Justice and the Federal Trade Commission (the "FTC") to determine whether they comply with applicable antitrust laws. Under the provisions of the HSR Act, the Merger may not be consummated until such time as certain information has been furnished to the Department of Justice and the FTC and the specified waiting period requirements of the HSR Act have been satisfied. Premerger Notification and Report Forms were filed with the Department of Justice and the FTC under the HSR Act by each of Novell, Bruce W. Bastian, and Melanie L. Bastian, the ultimate parent entities of WordPerfect, on April 4, 1994. The notification and waiting period imposed under the HSR Act expired on May 4, 1994.

     At any time before or after the Effective Time, the Department of Justice, the FTC, state attorneys general or a private person or entity could challenge the Merger under the antitrust laws and seek among other things, to enjoin the Merger or to cause Novell to divest itself, in whole or in part, of WordPerfect or Novell. Based on information available to them, Novell and WordPerfect believe that the Merger will not violate federal or state antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or that, if such a challenge is made, Novell and WordPerfect will prevail or would not be required to accept certain conditions, possibly including certain divestures or hold-separate agreements, in order to consummate the Merger.

     Novell and WordPerfect each conduct operations in a number of foreign countries where regulatory filings may be required as a result of the Merger. Novell and WordPerfect will make such filings as they determine are necessary or appropriate.

     Novell and WordPerfect are aware of no other governmental or regulatory approvals required for consummation of the Merger, other than compliance with applicable securities and "blue sky" laws of the various states.

ACCOUNTING TREATMENT

     The Merger is to be treated as a pooling of interests for financial reporting purposes. Novell expects to receive a letter from its independent auditors, Ernst & Young, indicating their opinion that such accounting method is appropriate. The delivery of the letter of Ernst & Young to Novell is a condition to the closing of the Merger. The delivery of a letter to WordPerfect from WordPerfect's independent public accountants, Price Waterhouse, stating that Price Waterhouse is not aware of any condition that would preclude WordPerfect from participating in a merger to be accounted for as a pooling of interests, is also a condition to the closing of the Merger. See "-- Conditions to the Merger."

     Under the pooling of interests method of accounting, Novell's prior period financial statements will be restated on a combined basis with those of WordPerfect, with all significant intercompany accounts being eliminated and all expenses relating to the combination being deducted from combined income for the period when such expenses were incurred.

DISSENTERS' RIGHTS

     Pursuant to the terms of the Merger Agreement, if holders of capital stock of WordPerfect have exercised dissenters' rights in connection with the Merger in accordance with the provisions of Sections 1301-1331 of Part 13 of the URBCA ("Part 13"), any Dissenting Shares (as defined below) will not be converted into Novell Common Stock but will be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Utah.


     While this Merger is not conditioned upon any requirements with respect to the number of WordPerfect shareholders who may exercise their right to dissent, it is a condition to closing that Novell shall receive a letter from Ernst & Young to the effect that the Merger will be accounted for as a pooling of interests, which would presume that shareholders holding fewer than 10% of WordPerfect's shares would dissent from the Merger. See " -- Accounting Treatment."



     The following summary of the provisions of Part 13 is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of Part 13, a copy of which is attached to this Prospectus/Proxy Statement as Appendix B and is incorporated herein by reference.


     If the Merger is approved by the required vote of WordPerfect's shareholders and is not abandoned or terminated, each holder of shares of WordPerfect Common Stock who does not vote in favor of the Merger and who follows the procedures set forth in Part 13 will be entitled to have his shares of WordPerfect Common Stock purchased by WordPerfect for cash at their Fair Value (as defined below). The "Fair Value" of shares of WordPerfect Common Stock will be determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation in anticipation of the proposed Merger. The shares of WordPerfect Common Stock with respect to which holders have perfected their purchase demand in accordance with Part 13 and have not effectively withdrawn or lost such rights are referred to in this Prospectus/Proxy Statement as the "Dissenting Shares."

     Prior to the vote taken to approve the proposed Merger at the Special Meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver written notice to WordPerfect of his intent to demand payment for shares if the proposed Merger is approved and (b) may not vote any of his shares in favor of the proposed Merger. Within ten days after approval of the Merger by WordPerfect shareholders, WordPerfect must mail a notice of such approval (the "Approval Notice") to all shareholders who are entitled to demand payment for their shares under Part 13, together with a statement of the price determined by WordPerfect to represent the Fair Value of the applicable Dissenting Shares (determined in accordance with the immediately preceding paragraph), a brief description of the procedures to be followed in order for the shareholder to pursue his dissenters' rights, a copy of Part 13, and a form for demanding payment. The statement of price by WordPerfect constitutes an offer by WordPerfect to purchase all Dissenting Shares at the stated amount. Only a holder of record of shares of WordPerfect Common Stock as of May 20, 1994 (or his duly appointed representative) is entitled to assert a purchase demand for the shares registered in that holder's name.

     A shareholder of WordPerfect electing to exercise dissenters' rights must, within 30 days after the date on which the Approval Notice is mailed to such shareholder, demand in writing from WordPerfect the purchase of his shares of WordPerfect capital stock and payment to the shareholder of their fair market value and must submit a certificate representing the Dissenting Shares to WordPerfect in accordance with the terms of the Approval Notice. A shareholder who does not demand payment and deposit share certificates as required, by the date set in the Approval Notice, is not entitled to payment for shares under
Part 13. A holder who elects to exercise dissenter's rights should mail or deliver his written demand for payment to WordPerfect at 1555 North Technology Way, Orem, Utah 84057, directed to the attention of R. Duff Thompson, Esq. The demand should specify the holder's name and mailing address, the number of shares of WordPerfect Common Stock owned by such shareholder and state that such holder is demanding purchase of his shares in payment of their Fair Value. Upon the later of the Effective Time and receipt by WordPerfect of each payment demand made pursuant to Part 13, WordPerfect shall pay the amount WordPerfect estimates to be the Fair Value of the Dissenting Shares, plus interest at the legal rate of interest to each dissenter who has complied with the requirements of Part 13 and who has not yet received payment.

     Any holder of Dissenting Shares who has not accepted an offer made by WordPerfect may, within 30 days after WordPerfect first offered payment for his shares, notify WordPerfect in writing of his own estimate of the Fair Value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Part 13, if (i) the holder of Dissenting Shares believes that the amount offered or paid by WordPerfect under Part 13 is less than the Fair Value of the shares, (ii) WordPerfect fails to make payment within 60 days after the date set by WordPerfect as the date by which it must receive the payment demand, or (iii) WordPerfect, having failed to consummate the proposed Merger, does not return share certificates deposited by a holder as required by Part 13. If WordPerfect denies that the shares are Dissenting Shares, or if WordPerfect and the shareholder fail to agree upon the fair market value of the shares, then within 60 days after receiving the payment demand WordPerfect must petition the District Court of Utah County (the

"Court") to determine whether the shares are Dissenting Shares or to determine the Fair Value of such holder's shares of WordPerfect capital stock, or both. If WordPerfect does not commence the proceeding within the 60-day period, it shall pay each holder of Dissenting Shares whose demand remains unresolved the amount demanded. WordPerfect shall make all holders of Dissenting Shares whose demands remain unresolved parties to the proceeding as an action against their shares. The Court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of Fair Value. Each holder of Dissenting Shares made a party to the proceeding is entitled to judgment for the amount, if any, by which the Court finds that the Fair Value of his shares, plus interest, exceeds the amount paid by WordPerfect.

     If any holder of shares of WordPerfect Common Stock who demands the purchase of his shares under Part 13 fails to perfect, or effectively withdraws or loses his right to, such purchase, the shares of such holder will be converted into the right to receive the number of shares of Novell Common Stock equal to the number of shares of WordPerfect Common Stock held by such person, in accordance with the Merger Agreement. Dissenting Shares lose their status as Dissenting Shares if (a) the Merger is abandoned; (b) the shares are transferred prior to their submission for the required endorsement; (c) the shareholder fails to make a written demand for purchase; (d) the shareholder votes to approve and adopt the Merger Agreement; (e) the shareholder and WordPerfect do not agree on the status of the shares as Dissenting Shares or do not agree on the purchase price, but neither WordPerfect nor the shareholder files a complaint within 60 days after the mailing of the Approval Notice; or (f) with WordPerfect's consent, the shareholder delivers to WordPerfect a written withdrawal of such shareholder's demand for purchase of his shares.

ACQUISITION OF QUATTRO PRO PRODUCT LINE

     On March 20, 1994, Novell entered into a Purchase and License Agreement with Borland (the "Borland Agreement"), pursuant to which Novell, subject to regulatory approval and other conditions to closing, will acquire Borland's Quattro Pro spreadsheet product line for approximately $110 million in cash. Under the terms and conditions of the Borland Agreement, Novell will acquire all right, title and interest in or to (i) all versions of the Quattro Pro computer software programs (other than versions as to which a transfer thereof would violate the existing injunction issued by the federal district court in the Lotus Development Corp. v. Borland International copyright litigation), (ii) all related user, technical support and marketing documentation, (iii) the "Quattro Pro" and "Quattro" trademarks, (iv) Borland's inventory of Quattro Pro 5.0 and Quattro Pro 5.0 for Windows and (v) various equipment and other fixed assets used by Borland to develop, test and maintain the Quattro Pro product line. In addition, Novell will acquire a nonexclusive, paid-up license to certain Borland software products and source code, development tools and related technology, as well as Borland's software patents. Prior to entering into the Borland Agreement with Novell, Borland had entered into a number of agreements with WordPerfect relating to (i) a bundling arrangement for WordPerfect, Quattro Pro and Paradox (dated April 5, 1993) and (ii) the purchase, for $9 million, of the right to sell up to 1,000,000 licenses of Quattro Pro (dated August 30, 1993, and amended December 31, 1993).

     The acquisition of the Quattro Pro product line provides several important advantages for Novell. First, the acquisition enables Novell to further develop, market and sell a leading spreadsheet application package. According to some independent industry product reviews, Quattro Pro performs favorably as compared to other full-featured spreadsheet products in terms of product features and functionality. In particular, the Quattro Pro for Work Groups product has been favorably reviewed as an applications product designed specifically for use by groups of networked users. For example, in a detailed product review reported in the April 1994 edition of Windows Magazine, Quattro Pro 5.0 Workgroup Edition received the highest score in four of five categories of product features, equal to that of MicroSoft Excel. In this product review, this version of Quattro Pro receives the most favorable review for workgroup features in a spreadsheet product. In addition the December 1993 edition of PC Computing awarded the Quattro pro 5.0 Workgroup Edition the MVP award among spreadsheet products. Novell seeks to increase the sales and market presence of the Quattro Pro products, both as stand alone products and as a part of integrated applications and networked software products.

     In particular, Novell may develop and introduce integrated applications products which incorporate spreadsheet functionality with other software applications functions, including word processing functions. Moreover, Novell's access to a leading spreadsheet package is important to its participation in the growing market for software suites, which are becoming a growing segment of the software applications market. In the future, Novell also believes that a demand will emerge for spreadsheet applications products which are tightly coordinated with network functions. Novell believes that the Quattro Pro products will provide an important part of Novell's network applications product offerings.


     Pursuant to the Borland Agreement, Novell will also assume certain liabilities of Borland with respect to the contracts related to the purchased assets, including obligations relating to such contracts occurring prior to the closing. Specifically, Novell will assume certain obligations relating to product support, warranty and distributors in certain geographic areas which are not financial in nature and therefore are not quantifiable. Novell will also be obligated to reimburse distributors for costs, not to exceed $10 million, for inventory of the Quattro Pro products in the distribution channel sold by Borland which is returned to the Combined Company or Borland unsold after the closing.


     In connection with its acquisition of the Quattro Pro product line, Novell will offer employment to approximately 100 Borland employees who are responsible for research and development, quality assurance, testing, maintenance or marketing of the Quattro Pro product line. In addition, Novell has agreed that in the event of the termination of the Merger Agreement as a result of (i) the failure of the HSR Act waiting period to expire without the commencement of any governmental action with respect to the HSR filing made in connection with the Merger or (ii) the failure of the Registration Statement on Form S-4 covering the Merger to be declared effective as contemplated by the Merger Agreement, Novell will make a loan to Borland in the amount of $50 million. Such loan will be a full recourse obligation of Borland, will be secured by a first deed of trust on Borland's Scotts Valley, California corporate campus and will be subject to market terms and conditions in all respects. The maturity date of such loan will be 42 months following the advance of funds.

     If the Quattro Pro acquisition does not close due to the termination of the Merger Agreement as a result of a failure of a condition precedent in the Merger Agreement (other than those described in the preceding paragraph), Novell will pay as a breakup fee of $10 million in cash to Borland within ten days after such termination of the Merger Agreement.

     In August 1993, as part of ongoing litigation between Borland and Lotus, a federal district court in Boston, Massachusetts, issued a permanent injunction with respect to Borland's sale of versions of the Quattro Pro spreadsheet incorporating certain functions which were found to infringe copyrights held by Lotus. These functions enabled users of Quattro Pro to use user-designed routines or "macros" developed by users for the Lotus 1-2-3 spreadsheets, and enable a moderate level of compatibility between Quattro Pro and Lotus 1-2-3. The issuance of the injunction, the products implemented by Borland to comply with the injunction, and publicity and marketing efforts undertaken by Lotus following the issuance of the injunction, have disrupted sales of the Quattro Pro products in a variety of different ways, and may continue to do so. Should the decision of the federal district court be upheld on appeal, the continued existence of the injunction could have a significant continuing adverse affect on Novell's ability to sustain or increase sales of the Quattro Pro spreadsheet, either on a stand alone basis or in conjunction with other application products. Moreover, the market for spreadsheet applications products is maturing and becoming increasingly competitive, particularly on the basis of price. There can be no assurance that sales of Quattro Pro will be maintained or increased or that the Combined Company will derive significant operating income from its existing or future Quattro Pro products. Pursuant to the terms of the Borland Agreement, all liabilities associated with the Lotus litigation will be retained by Borland. No claims have been brought or asserted by Lotus with respect to current versions of the Quattro Pro spreadsheet

LICENSE TO BORLAND'S PARADOX RELATIONAL DATABASE PRODUCTS

     To enable Novell to offer a leading database product in current and future software suites, Novell will also acquire, for approximately $35 million, a three-year worldwide, fully paid, nonexclusive license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database products as part of a suite of products including WordPerfect and Quattro Pro.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined financial statements assume a business combination between Novell and WordPerfect accounted for as a pooling of interests. The unaudited pro forma condensed combined financial statements are based upon the respective historical financial statements and the notes thereto, certain of which are incorporated by reference or included elsewhere in this Prospectus/Proxy Statement. The unaudited pro forma condensed combined statements of income combine Novell's historical condensed consolidated statements of operations for the three fiscal years ended October 30, 1993, October 31, 1992, and October 26, 1991, and the unaudited condensed consolidated statements of operations for the six months ended April 30, 1994 and May 1, 1993 with the corresponding WordPerfect historical condensed consolidated statements of income for the three years ended December 31, 1993, 1992 and 1991, and the unaudited condensed consolidated statements of income for the six months ended April 30, 1994 and June 30, 1993, respectively. The unaudited pro forma condensed combined balance sheets combine Novell's historical condensed consolidated balance sheets as of April 30, 1994, October 30, 1993 and October 31, 1992 with WordPerfect's historical condensed consolidated balance sheets as of April 30, 1994, December 31, 1993 and December 31, 1992, respectively.

     The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated as presented in the accompanying unaudited pro forma condensed combined financial statements, nor is it necessarily indicative of future operating results.

     These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and the related notes thereto of Novell and WordPerfect incorporated by reference or included elsewhere herein.

                             NOVELL AND WORDPERFECT
          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       SIX MONTHS
                                                          ENDED                      FISCAL YEAR ENDED
                                                  ---------------------   ---------------------------------------
                                                  APRIL 30,     MAY 1,    OCTOBER 30,   OCTOBER 31,   OCTOBER 26,
                                                     1994        1993        1993          1992          1991
                                                  ----------   --------   -----------   -----------   -----------
Net sales.......................................  $1,023,208   $887,322   $ 1,830,411   $ 1,512,488   $ 1,262,073
Cost of sales...................................     249,174    183,381       402,602       326,707       267,242
                                                  ----------   --------   -----------   -----------   -----------
         Gross profit...........................     774,034    703,941     1,427,809     1,185,781       994,831
Operating expenses:
  Sales and marketing...........................     252,881    226,855       509,722       380,079       287,680
  Product development...........................     166,460    134,064       290,239       226,809       161,205
  General and administrative....................      86,391     80,225       163,249       130,380       117,273
  Nonrecurring charges..........................      14,969         --       356,501        20,367            --
                                                  ----------   --------   -----------   -----------   -----------
                                                     520,701    441,144     1,319,711       757,635       566,158
                                                  ----------   --------   -----------   -----------   -----------
Income from operations..........................     253,333    262,797       108,098       428,146       428,673
Other income, net...............................      17,922     15,353        30,059        33,661        32,539
                                                  ----------   --------   -----------   -----------   -----------
Income before taxes.............................     271,255    278,150       138,157       461,807       461,212
Income taxes....................................      80,431     82,792        97,437       139,829        97,896
                                                  ----------   --------   -----------   -----------   -----------
Net income......................................  $  190,824   $195,358   $    40,720   $   321,978       363,316
                                                  ==========   =========   ==========    ==========    ==========
ADDITIONAL UNAUDITED PRO FORMA DATA(C):
Income before taxes.............................  $  271,255   $278,150   $   138,157   $   461,807   $   461,212
Pro forma income taxes..........................      95,979     93,594       151,126       160,540       160,666
                                                  ----------   --------   -----------   -----------   -----------
Pro forma net income (loss).....................  $  175,276   $184,556   $   (12,969)  $   301,267   $   300,546
                                                  ==========   =========   ==========    ==========    ==========
Pro forma net income (loss)
  per share.....................................  $      .48   $    .51   $      (.04)  $       .84   $       .87
                                                  ==========   =========   ==========    ==========    ==========
Weighted average shares outstanding.............     368,279    364,194       367,900       359,484       345,968
                                                  ==========   =========   ==========    ==========    ==========

   See notes to unaudited pro forma condensed combined financial statements.

                             NOVELL AND WORDPERFECT
             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                         APRIL 30,      OCTOBER 30,     OCTOBER 31,
                                                            1994           1993            1992
                                                         ----------     -----------     -----------
ASSETS
Current assets:
  Cash and cash equivalents............................  $  478,590     $   383,596     $   346,502
  Short-term investments...............................     502,158         335,601         285,327
  Receivables, net.....................................     346,855         395,334         304,590
  Other................................................     166,026         142,878          84,883
                                                         ----------     -----------     -----------
          Total current assets.........................   1,493,629       1,257,409       1,021,302
Property, plant, and equipment, net....................     406,043         403,752         356,922
Other assets...........................................      69,721          84,176          52,251
                                                         ----------     -----------     -----------
          Total assets.................................  $1,969,393     $ 1,745,337     $ 1,430,475
                                                          =========       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt......................................  $   28,771     $     9,436     $     1,979
  Accounts payable.....................................      55,651          75,470          70,646
  Accrued salaries and wages...........................      62,976          69,061          47,711
  Accrued marketing liabilities........................      53,476          51,553          49,474
  Other accrued liabilities............................      89,938         103,204          57,023
  Income taxes payable.................................      74,383          55,589          34,648
  Deferred revenue.....................................      49,190          33,788          32,753
                                                         ----------     -----------     -----------
          Total current liabilities....................     414,385         398,101         294,234
Deferred income taxes..................................      11,711              --              --
Long-term debt.........................................      91,763          84,289          12,256
Minority interests.....................................      12,759          10,205           8,938
Put warrants...........................................          --         106,716              --
Shareholders' equity:
  Common stock.........................................      36,198          35,943          35,202
  Additional paid-in capital...........................     620,152         485,253         380,609
  Retained earnings....................................     786,454         635,551         698,134
  Unearned stock compensation..........................      (7,007)         (9,814)             --
  Cumulative translation adjustment....................       2,978            (907)          1,102
                                                         ----------     -----------     -----------
          Total shareholders' equity...................   1,438,775       1,146,026       1,115,047
                                                         ----------     -----------     -----------
          Total liabilities and shareholders' equity...  $1,969,393     $ 1,745,337     $ 1,430,475
                                                          =========       =========       =========

   See notes to unaudited pro forma condensed combined financial statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     NOTE A. The unaudited pro forma condensed combined financial statements of Novell and WordPerfect give retroactive effect to the Merger which is being accounted for as a pooling of interests and, as a result, the unaudited pro forma condensed combined balance sheets and statements of income are presented as if the combining companies had been combined for all periods presented. The unaudited pro forma condensed combined financial statements will become the historical financial statements of Novell upon issuance of financial statements for a period that includes the date of the acquisition. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the historical consolidated financial statements of Novell and WordPerfect incorporated by reference or included elsewhere in this Prospectus/Proxy Statement.

     The pro forma combined net income per share is based on the combined weighted average number of common shares of Novell Common Stock and WordPerfect Common Stock for each period, based on the exchange ratio of one share of Novell Common Stock for each share of WordPerfect Common Stock. The pro forma condensed combined balance sheets reflect the issuance of 51,380,100 shares of Novell Common Stock in exchange for all shares of WordPerfect Common Stock outstanding at each balance sheet date, based on such exchange ratio. The table below sets forth the composition of the unaudited pro forma combined net sales and net income for each of the periods shown, had the Merger taken place at the beginning of the periods shown:

                                      SIX MONTHS ENDED                 FISCAL YEAR ENDED
                                    ---------------------   ---------------------------------------
                                    APRIL 30,     MAY 1,    OCTOBER 30,   OCTOBER 31,   OCTOBER 26,
                                       1994        1993        1993          1992          1991
                                    ----------   --------   -----------   -----------   -----------
Net sales:
  Novell..........................  $  717,975   $540,894   $1,122,896    $  933,370    $  640,079
  WordPerfect.....................     305,233    346,428      707,515       579,118       621,994
                                    ----------   --------   -----------   -----------   -----------
     Combined companies...........  $1,023,208   $887,322   $1,830,411    $1,512,488    $1,262,073
                                     =========   ========   ===========   ===========   ===========
Net income:
  Novell..........................  $  177,726   $151,338   $  (35,160 )  $  249,030    $  162,488
  WordPerfect.....................      13,098     44,020       75,880        72,948       200,828
                                    ----------   --------   -----------   -----------   -----------
     Combined companies...........  $  190,824   $195,358   $   40,720    $  321,978    $  363,316
                                     =========   ========   ===========   ===========   ===========

     NOTE B. WordPerfect has a calendar year end and, accordingly, the WordPerfect statements of income for the years ended December 31, 1993, 1992 and 1991 have been combined with the Novell statements of operations for the fiscal years ended October 30, 1993, October 31, 1992 and October 26, 1991, respectively. In order to conform WordPerfect's year end to Novell's fiscal year end, the unaudited pro forma condensed combined statement of income for the six months ended April 30, 1994 includes two months (November and December 1993) for WordPerfect which are also included in the unaudited pro forma condensed combined statement of income for the year ended October 30, 1993. Accordingly, an adjustment has been made in the six months ended April 30, 1994 to retained earnings for the duplication of net income of $39.9 million for such two month period. Other results of operations for such two-month period of WordPerfect include net sales of $136.6 million, income before taxes of $34.6 million, and income tax benefits of $5.2 million. The unaudited pro forma condensed combined financial data for the six months ended May 1, 1993 combines Novell's financial statements for the six months ended May 1, 1993 with WordPerfect's financial statements for the six months ended June 30, 1993.

     NOTE C. The additional unaudited pro forma condensed combined financial data are based upon historical combined income before taxes, adjusted to reflect a provision for income taxes as if WordPerfect and its S corporation subsidiaries had never been S corporations. See "WordPerfect Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Pro Forma Provision for Income Taxes," "Certain Transactions of WordPerfect" and Notes 2 and 16 of Notes to WordPerfect

Consolidated Financial Statements. See Note 2 of Notes to WordPerfect Consolidated Financial Statements for an explanation of the determination of shares used in computing net income per share.

     NOTE D. Certain reclassifications, none of which are material, have been made to the WordPerfect financial statements in the unaudited pro forma condensed combined financial statements to conform to Novell classifications. There are no other material adjustments required to the historical financial statements of Novell and WordPerfect to arrive at the unaudited pro forma condensed combined balance sheets and statements of income.

     NOTE E. Total costs to be incurred by Novell and WordPerfect in connection with the Merger are estimated to be approximately $5.5 million. These costs, relating to legal, printing, accounting, financial advisory services and other related expenses will be charged against income in the periods subsequent to the pro forma condensed combined financial statements. Accordingly, the effects of these costs have not been reflected in these pro forma condensed combined financial statements.

                         INFORMATION CONCERNING NOVELL

THE COMPANY

     Novell, Inc. ("Novell" or the "Company") is an information system software company, that develops, markets and services specialized and general purpose operating system products and application programming tools. Novell's NetWare(R), UnixWareTM and AppWareTM families of products provide matched software components for distributing information resources within local, wide-area and internetworked information systems.

     The Company was incorporated in Delaware on January 25, 1983. Novell's executive offices are located at 122 East 1700 South, Provo, Utah 84606. Its telephone number at that address is (801) 429-7000.

     The Company sells its products domestically and internationally through 33 U.S. sales offices and 31 foreign offices. The Company sells its products primarily through distributors and national retail chains, which in turn sell the Company's products to retail dealers. The Company also sells its products through OEMs, system integrators, and value added resellers ("VARs").

     The Company conducts product development activities in Cupertino, Monterey, San Jose, Sunnyvale, and Walnut Creek, California; Boulder, Colorado; Natick, Massachusetts; Summit, New Jersey; Austin, Texas; Provo, Salt Lake City, and Sandy, Utah; Toronto, Canada; and Hungerford, U.K. It also contracts out some product development activities to third-party developers.

     In December 1990, the Company announced that Canon, Fujitsu, NEC, Sony, and Toshiba, five major Japanese computer companies, joined SOFTBANK Corporation and Novell as investment partners in Novell Japan, Ltd., a Tokyo-based joint venture inaugurated in April 1990. Novell has a 54% ownership interest, and accordingly, the financial statements of Novell Japan, Ltd. are consolidated in the financial statements of the Company, with the minority interest in profit or loss offset within other income and expense.

     In April 1991, the Company invested $15.0 million in UNIX System Laboratories, Inc. ("USL"), a subsidiary of AT&T that develops and licenses the UNIX(R) operating system and other standards-based software to customers worldwide. In December 1991, the Company announced the formation of Univel, a joint venture with USL, formed to accelerate the expanded use of the UNIX operating system in the personal computer and network computing marketplace. Novell and USL contributed cash and technology rights to Univel. Then in June 1993, the Company acquired the remaining portion of USL by issuing approximately
11.1 million shares of Novell Common Stock valued at $321.8 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed additional liabilities of $9.4 million. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $268.7 million for purchased research and development in the third quarter of fiscal 1993.

     On October 28, 1991, the Company completed a merger with Digital Research Inc. ("DRI"), a producer of personal computer operating software, whereby DRI became a wholly owned subsidiary of Novell. There were 6.0 million shares of Novell Common Stock exchanged for all of the outstanding stock of DRI. This transaction was accounted for as a pooling of interests; however, prior year financial statements have not been restated due to immateriality.

     In April 1992, the Company purchased all of the outstanding stock of International Business Software, Ltd. ("IBS"), a developer of distributed computing technology for Apple Macintosh computers, for $5.2 million cash, whereby IBS became a wholly owned subsidiary of Novell.

     In June 1992, the Company purchased all of the outstanding stock of American International Communications Corporation, doing business as Annatek Systems, Inc. ("Annatek"), a developer of software distribution products, for $10.0 million cash, whereby Annatek became a wholly owned subsidiary of Novell.

     In June 1993, the Company purchased all of the outstanding stock not previously owned by Novell of Serius Corporation ("Serius"), a developer of object-based application tools, for $17.0 million cash and assumed liabilities of $5.0 million, whereby Serius became a wholly owned subsidiary of Novell. Novell previously had invested cash of $1.1 million in Serius. This transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $22.1 million for purchased research and development in the third quarter of fiscal 1993.

     In June 1993, the Company acquired all of the outstanding stock of Software Transformation, Inc. ("STI"), a developer of software development tools, by issuing approximately 800,000 shares of Novell Common Stock in exchange for all of the outstanding stock of STI. The transaction was accounted for as a pooling of interests; however, prior periods were not restated due to immateriality.

     In July 1993, the Company acquired all of the outstanding stock of Fluent, Inc. ("Fluent"), a developer of multimedia software for personal computers, for $18.5 million cash and assumed liabilities of $3.0 million, whereby Fluent became a wholly owned subsidiary of Novell. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $20.7 million for purchased research and development in the third quarter of fiscal 1993.

     The Company will continue to look for similar acquisitions, investments or strategic alliances that it believes complement its overall business strategy.

BUSINESS STRATEGY

     Novell's business strategy is to be a leading supplier of software products for the network computing industry. Over the past several years the Company has issued Common Stock or paid cash to acquire technology companies, invested cash in other technology companies, and formed strategic alliances with still other technology companies. Novell undertook all of these transactions to promote the growth of the network computing industry, and in many cases to also broaden the Company's business as a system software supplier.

     Novell believes that companies implement technologies to meet business needs. People use technology to help them to be more productive in their jobs. As a result of these motivations, customers have made the NetWare operating system the most popular network solution in the industry. This is a direct result of Novell's delivery of a networking environment that contributes to the success of individuals and companies.

     To meet the needs of its customers, over the past year Novell has embarked on a strategy to combine the industry's most proven network operating system with the industry's most proven application platform, UNIX. This "matched pair" combines the best network services with the best application services to deliver to customers the best computing platform on which to run their businesses. These strong operating systems combine with Novell's innovative client/server application platform to deliver a total system software solution.

     Novell's mission is to accelerate the growth of the network computing industry through responsible leadership. The Company accomplishes this by delivering an overall networking environment that includes industry leading product technology, programs and partnerships. The key elements of the Company's overall business strategy are:

Technological Leadership

          Integration Platform. Novell's NetWare network operating system provides a platform for the integration of multiple technologies. This includes the seamless integration of multiple desktop systems and host environments. Novell believes that the customer environments are inherently heterogeneous and therefore require an information system that integrates dissimilar technologies. The goal of Novell's strategy of integrating various desktop systems is to allow IBM and IBM-compatible, Apple Macintosh, and UNIX-based PCs and workstations to access and share simultaneously a common set of network resources and information. This gives customers the freedom to choose the desktop and application server systems that best fit their application requirements. In addition to the integration of desktops, host environments from vendors such as IBM, HP, DEC and Olivetti are integrated into the NetWare network so that users can access host-based resources and information from their desktops across the network. Novell continues to extend this hardware and infrastructure integration to other communication devices such as PBXs and imbedded systems such as cash registers and process control devices. The overall objective is to seamlessly connect users by shielding them from the underlying network technology used to share resources and information across heterogenous systems.

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

          Network Services. Novell delivers advanced network services on top of the integration platform. These services enhance the functionality available to users on the network. In the first release of the NetWare operating system, those services were file and print only. While Novell has continued to enhance NetWare file and print services, the services provided by Novell and third parties have expanded significantly to include communications, network and systems management, messaging, directory, software licensing and distribution, imaging and document management and telephony services. Novell continues to add network services through internal development efforts, partnerships and acquisitions.

          Application Framework; AppWare. In addition to the programming interfaces that Novell provides for application developers, Novell has begun delivering AppWare, a set of development tools that significantly eases the development of true client/server applications. AppWare allows application developers and internal IS development teams to deliver distributed applications that integrate and take advantage of all of the network services available in NetWare and UnixWare.

          Directory Services. With the introduction of NetWare 4 in March 1993, Novell began to deliver an industry-leading distributed naming service, NetWare Directory ServicesTM ("NDSTM"). NDS allows administrators and users to view the information and resources on the network in a simple and integrated way. It provides for one common view of the network rather than having to track resources by knowing on which server the resource resides. NDS allows the user to log in once to the network and access information and resources independent of physical location. While this simplifies both the administration and use of the network, NDS also improves the security of network information with the use of encryption technology. NDS will continue to become the centerpiece of network services and client/server applications for the next several years.

Programs

          Certified NetWare EngineerSM Program. Through the Certified NetWare Engineer ("CNESM") program, Novell is strengthening the networking industry's Level I support self-sufficiency. CNEs are individuals who receive high-level training, information and advanced technical telephone support (Level II) from Novell. CNEs may be employed by resellers, independent support organizations or Novell Support Organizations ("NSOs"). The NSO program pools the capabilities of the industry's best support providers. NSOs have contractual agreements with Novell that are designed to ensure quality service on a national or global level.

          National Authorized Education CentersCLM. Novell offers education to end users through more than 1,200 established Novell Authorized Education Centers ("NAECsCLM") worldwide, which use Novell-developed courses to instruct more than 30,000 students per month in the use and maintenance of Novell products. Novell also offers self-paced training products.

          Novell LabsTM. Through its Independent Manufacturer Support ProgramSM ("IMSPSM"), Novell works with third-party manufacturers to test and certify hardware components designed to interoperate with the NetWare operating system. Novell distributes these tests results to inform NetWare customers about products that have formally demonstrated NetWare compatibility. In effect, IMSP certification programs help vendors to market their products through Novell's distribution channels. The primary goal of IMSP is to foster working relationships between Novell and strategic third-party hardware manufacturers. Secondary goals include promoting certified hardware to industry resellers, anticipating industry hardware directions through co-marketing efforts and working with vendors to co-develop critical network hardware components.

          Technical Support AllianceCLM. In May 1991 Novell announced the formation of the Technical Support Alliance ("TSACLM"), with 37 current members including Apple, Compaq, HP, Intel, IBM, Lotus, Microsoft, Oracle and WordPerfect. The TSA was organized to provide one-stop multivendor support.

          Client-Server NetWare Loadable ModuleTM Testing Program. Novell is committed to ensuring the highest quality customer solutions by raising the level of importance that quality assurance and testing

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

         hold in the software development cycle. The NetWare Loadable Module ("NLM(TM)") testing program is a result of that commitment; it allows developers to submit client-server NLM applications for testing and certification.

         Partnerships

          Development Partners. When customers request a new network service be added to the NetWare operating system, Novell investigates the most effective way to deliver that functionality to the user. Very often the best way is for Novell to partner with a company that has expertise in that specific area. By partnering, the combination of Novell's expertise in networks and the partner's expertise in the given product area combine to deliver a better solution faster than if Novell would have attempted to develop it alone.

          Systems Partners. Novell partners with companies who have complementary software and hardware. The resulting solution is a powerful combination of products that deliver enterprise-wide connectivity solutions. These partners include system suppliers like IBM, HP and DEC, as well as system integration experts like Memorex Telex, Andersen Consulting, EDS, etc.

          Application Partners. Novell works very closely with application developers to provide integrated software support for end users.

          Multiple Channel Distribution Network. The Company markets a broad line of the NetWare operating system and the UnixWare operating system through distributors, dealers, value added resellers, systems integrators and OEMs, as well as to major end users.

          Worldwide Service and Support. The Company is committed to providing service and support on a worldwide basis to its resellers and to their end-user customers. The Company has established agreements with third-party service vendors to expand and complement the service provided directly by the Company's service personnel and the Company's resellers.

PRODUCTS

     The Company's products fall within three operating groups: NetWare Systems Group ("NSG"), UNIX Systems Group ("USG"), and AppWare Systems Group ("ASG").

          NETWARE SYSTEMS GROUP. NSG develops operating systems products to meet customer demands that include the following features:

             Open Architecture. Novell maintains an open architecture in all of its networking products. Application interfaces to all of the NetWare services have been developed to allow developers to take advantage of NetWare functionality. NetWare applications interfaces provide access to all NetWare services, including file and print, database, communications, and messaging services.

             NDS is the foundation for network services and client/server applications for the next several years. Besides enhanced NetWare file and print services, the services provided by Novell and third parties will also include communications, network and systems management, messaging, directory, software licensing and distribution, imaging and document management and telephony services.

             Ease of Use. NetWare 4 reduces administrative costs by allowing network supervisors to manage and administer their networks easily. A new graphical utility called the NetWare Administrator consolidates all network administration tools into a single console, giving intuitive control of the entire network.

             Reliability. NetWare contains a wide variety of features that ensure system reliability and data integrity. These features protect everything from the storage medium to critical application files, allowing Novell to provide the highest levels of network reliability in the industry.

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

          Novell pioneered system fault tolerance in PC-based networks and continues to lead the industry in this area. Novell's introduction of mirrored server technology in 1992 provides the highest level of fault tolerance for PC-based networks.

          Manageability. Through NetWare Distributed Management Services ("NDMSTM"), Novell delivers industry leading products that provide network and systems management capabilities. NetWare manages all of a customer's critical assets -- information, infrastructure, hardware and software -- through delivery of storage management, device and software licensing and distribution services.

          Security. Throughout its history, the NetWare product line has provided the tightest security features in the industry. Novell introduced the concept of user names, passwords and user profiles to the network market in NetWare as early as 1983. These user profiles list the resources to which a user has access and the rights he or she has while using that resource. With version 2.15 of the NetWare operating system, network managers have been able to specify the date, time and location from which a user can log in to the network. Intruder detection and lockout features notify supervisors of any unauthorized access attempt. NetWare 3TM incorporates additional security features including encrypted passwords over the wire. NetWare 4 adds new security auditing capabilities required in many security conscious network environments.

          Workstation Independence. NetWare currently supports DOS, MS Windows, OS/2, Macintosh and UNIX workstations. By providing a network operating system that can integrate all the standard workstation operating systems, Novell gives users the freedom to choose their workstation environment while ensuring them full network participation.

          Hardware Independence. NetWare is hardware-independent and the Company has close working relationships with more than 350 strategic third-party hardware manufacturers. This independence and these relationships provide the Company with a broad market for its networking software and the ability to support new hardware as it is developed.

          High Performance. When Novell introduced the Advanced NetWare network operating system to the market in 1985, it represented a major improvement in network operating system performance, and NetWare network operating systems still lead the market in performance today. The NetWare 3 network operating system extends Novell's performance leadership by providing end users the potential for up to three times the performance of the NetWare 2 network computing products. The NetWare 4 network operating system allows users and applications to gain access to network-wide information and services transparently through technologies such as NDS, new security capabilities, wide-area networking improvements and enhanced administration and management tools.

     NETWARE OPERATING SYSTEMS PRODUCT LINE. The NetWare family of network operating systems provides solutions to a wide variety of needs ranging from small, simple networks to enterprise-wide networks and include the following products.

          NetWare 4. In March 1993, Novell introduced the NetWare 4 operating system. An elaborate demonstration showed the ability of how one network server can support 1,000 clients or how one client can access 1,000 servers.

          Novell sees itself and NetWare at the center of the converging market forces reshaping business computing on to downsized, or rightsized information systems. Cohesively managed computer networks are taking on computing responsibilities held by mainframe computers over the last three decades.

          NetWare has increasingly defined a system services environment that supports this worldwide shift away from mainframe and mid-range computing solutions to computer networks.

          Novell's NetWare 4 operating system is designed to deliver the power and technology to meet downsizing requirements.

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

             All Encompassing Environment. Delivering a manageable, global directory framework that provides connectivity to other computing platforms enables users to access applications and system services regardless of their physical location on the network.

             System Fault Tolerance. Providing robust business-critical reliability to a network using the concept of server mirroring allows the workflow of the business to be uninterrupted even in the event of a hardware failure.

             Large Scale Configurations. NetWare 4 supports single-server configurations of up to 1,000 concurrent users, or clients, on each server.

          NetWare 3. NetWare 3 is a proven, sophisticated connectivity tool for businesses, departments and workgroups of various sizes. NetWare 3 is a full-featured, 32-bit network operating system that supports all key desktop operating systems -- DOS, MS Windows, OS/2, UNIX, and
     Macintosh -- as well as the IBM SNA environment. NetWare 3 provides a high-performance integration platform for businesses requiring a sophisticated network computing solution in a multivendor environment. NetWare 3 offers centralized network management and is available in 5-,10-, 20-, 50-, 100-and 250-user versions, allowing organizations to standardize on a high-performance networking solution regardless of their size.

          NetWare Clients. As new desktop operating systems have become available, Novell has continued its Open Desktop Strategy. It has offered NetWare clients and redirectors for connection into the NetWare operating system through fulfillment and 1-800 numbers. This allows existing users of NetWare to update client network components while maintaining their investment in NetWare servers. In 1992 Novell released Workstation kits for MS DOS, DR DOS(R), MS Windows 3.1 and OS/2 2.0. These kits provide users and administrators with the ability to get the latest desktop client support available and allows Novell the flexibility to enhance the desktop support independently of NetWare Operating System releases.

          Messaging Services. Messaging technology provides communications capabilities that allow messages to be sent between people, between processes, or between a person and a process without using real-time links. Novell also provides products with these capabilities.

          NetWare MHSTM is a "store-and-forward" message handling service for the Novell distributed computing platform. NetWare MHS platform supports a wide range of services including electronic mail ("e-mail"), workflow automation, calendar and scheduling, and fax services.

          Applications from more than 900 developers (including more than 150 commercial applications) operate on this foundation and support the NetWare MHS platform.

          For example, Indisy provides connectivity between mainframe, minicomputer and PC-based network users. In addition to electronic mail, Indisy also provides software for the exchange of single mail parcels containing spreadsheets, graphics and text, batch report distribution, remote job submission, document translation, and other functions.

          NetWare for Macintosh. When used in conjunction with a NetWare environment, NetWare for Macintosh brings the comprehensive networking features of NetWare, such as enhanced security, resource accounting and fault tolerance, to the Apple Macintosh environment. NetWare for Macintosh allows Macintosh, DOS, and OS/2 workstations to share data and resources in a high-performance, secure network environment. This product is of special interest to large-and medium-sized companies that have heterogeneous computing environments.

          NetWare for Macintosh comes in two versions: NetWare for Macintosh
     4.01 and NetWare for Macintosh 3.12.

          NetWare for Macintosh 4.01 is the premier solution for integrating Macintosh computers into the NetWare environment. It provides file services, print services, administrative utilities and AppleTalk routing for Macintosh users on a NetWare 4 network. NetWare for Macintosh 4.01 also allows fast and secure CD-ROM access and DOS-to-Macintosh application mapping.

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

          NetWare for Macintosh 3.12 provides NetWare file, print, routing, and administrative utilities to Macintosh users and integrates them into the NetWare 3 environment.

          Personal NetWare. As the networking industry continues to grow, new users are interested in simple and inexpensive entry-level networking solutions to connect small groups of users together in workgroups. In September 1991 Novell introduced a new peer-to-peer desktop networking product aimed at this market called NetWare Lite 1.0. In July 1992 Novell released an updated NetWare Lite 1.1 that improved the performance of NetWare Lite 1.0 by adding a full network caching and also improved the reliability and Windows support.

          Novell continued to enhance its desktop networking solutions with the release of Personal NetWare in 1993. Personal NetWare is the ideal solution for small businesses and for workgroups in larger businesses and enterprise-wide NetWare networks. Personal NetWare allows users to connect as many as 50 PCs running DOS or MS Windows so they can share hard disks, printers, CD-ROM drives and other resources. In addition to tighter integration with NetWare, Personal NetWare will include support for mobile users and network management at the desktop.

          Other features of Personal NetWare include a single-network view, single login, full compatibility with other versions of the NetWare network operating system, easy management and administration, security, autoreconnect and a flexible configuration to maximize memory use.

          Novell DOSTM . In September 1991, the Company introduced DR DOS 6.0, a major upgrade of its advanced DR DOS operating system. DR DOS 6.0 represents a significant advance over DR DOS 5.0 and other competing products with respect to features such as memory management, disk caching and task-switching. The latest addition to Novell's desktop operating system products is Novell DOS 7.

          Novell DOS 7 is the first DOS that fully integrates advanced DOS technology with networking. Novell DOS 7 advances the DOS standard by providing state-of-the-art network and client management utilities, workstation security, disk compression and NetWare with all inherent peer-to-peer networking capabilities. Fully integrated networking makes Novell DOS 7 the best DOS client operating system for the NetWare network operating system. It is also fully compatible with the installed base of DOS and MS Windows applications.

     COMMUNICATIONS AND CONNECTIVITY PRODUCTS. As the leader in local area network technology, the Company has made a significant commitment to implementing communications and connectivity services within the NetWare environment.

          Remote PC Access to Networks. The company provides two types of dial-in services for remote PCs:

             NetWare for SAA. NetWare for SAA 1.3B, which runs on both NetWare 3 and NetWare 4 platforms, integrates the NetWare network operating system with traditional IBM SNA mainframe and AS/400 environments. With NetWare for SAA, NetWare clients can access host data and applications while simultaneously accessing files and data on NetWare servers. Built as a set of NLMs, NetWare for SAA capitalizes on the high performance, security, name services and administration features on the NetWare operating system.

             NetWare SNA LinksTM . NetWare SNA Links 2.0 is an NLM that works with NetWare for SAA to provide LAN-to-LAN communications over existing SNA networks. With NetWare SNA Links, users in geographically dispersed branch offices can access remote LAN and host resources over SDLC and Token-Ring backbones without requiring specialized software on the host. Network supervisors can administer branch office servers from a central location using standard NetWare utilities and management products.

             When installed on a NetWare 3 server or a NetWare MultiProtocol Router 2.0, NetWare SNA Links can route IPX, IP, AppleTalk, and OSI over leased lines using the Point-to-Point Protocol or using x.25 private or public data networks.

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

     INTERNETWORKING PRODUCTS. Novell's internetworking products connect NetWare services at headquarters with services at branch offices, providing access to information and NetWare resources.

          NetWare MultiProtocol Router. The NetWare MultiProtocol Router v2.11 and NetWare MultiProtocol Router Plus v2.11 are software-based bridge/routers that run on 80386, 80486, and Pentium PCs. These bridge/routers enable users to connect to remote offices using familiar NetWare and PC technology. NetWare MultiProtocol Router is ideal for connecting local area networks by routing the IPX, IP, AppleTalk, and OSI protocols over a wide range of LAN types, and source-route bridging over Token-Ring. NetWare MultiProtocol Router Plus provides remote routing and source-bridge routing over leased lines, Frame Relay, and x.25.

     UNIX SYSTEMS GROUP. USG provides a full suite of UNIX operating system and UNIX connectivity products. Key products include:

          Operating System Products. Novell's UnixWare operating system provides a powerful application server and client for today's distributed computing environments. The current product offerings are the UnixWare Application ServerTM 1.1 and the UnixWare Personal Edition 1.1. UnixWare uses the network services available from Novell's NetWare operating system and the cross-platform development tools available from AppWare to make applications available throughout the entire enterprise. UnixWare is easy to use, enabling users to be productive right away. Its fully graphical user interface gives users access to all the enterprise-wide information and services available in the corporate computing environment with simple point-and-click mouse functions. UnixWare also supports a variety of international languages.

          Optional products for the Application Server systems include: UnixWare Server Merge for Windows, which provides UnixWare users with multiuser DOS access and limited multiuser MS Windows access; UnixWare Online Data ManagerTM 1.1, a UNIX System VTM, industry-standard, robust file system designed to maximize system and data availability and improve I/O performance; and OracleWare System-UnixWare Edition, a powerful applications data server platform which integrates the UnixWare Application Server 1.1 operating system with Oracle 7 cooperative database server on a single CD-ROM disk.

          Optional add-on products for UnixWare Personal Edition include UnixWare NFS, which enables resource-sharing with other UNIX systems; UnixWare C2 Auditing, which records security-related events to help detect attempts to breach security; and UnixWare Encryption Utilities, which provide support for DES encryption and decryption.

          Novell also supplies the UNIX operating system source code to other UNIX system vendors. The latest version, UNIX System V Release 4.2 ("SVR4.2"), unifies several earlier versions and offers greatly enhanced ease of use and ease of administration features.

          UNIX Connectivity Products. Novell provides several product families designed to integrate NetWare into the UNIX and TCP/IP environments.

          NetWare NFS provides UNIX workstations with transparent access to the NetWare 3 and NetWare 4 file systems. Once NetWare NFS is installed, workstations with NFS client services can share files with other NetWare clients-such as DOS, Macintosh and OS/2 workstations. NetWare NFS enables UNIX and NetWare clients to share all network printing devices. It also provides an X Window System application that enables UNIX network supervisors to remotely manage NetWare servers. NetWare FLeX/IPTM provides all the services delivered in the NetWare NFS product except the transparent access to the NFS distributed file system.

          The NetWare NFS Gateway enables DOS and MS Windows users on NetWare to transparently access files on NFS servers. It extends the users' reach into the UNIX world yet preserves the familiar NetWare look and feel. The NetWare NFS Gateway provides easy-to-use, server-based installation, administration and management.

          Novell's popular LAN WorkPlace family of products provides users with fast, direct access to enterprise-wide TCP/IP resources, including the Internet, from a variety of desktop workstations. LAN

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

         WorkPlace for DOS offers unsurpassed flexibility by including both DOS and MS Windows TCP/IP applications, as well as new native language versions in French, German, Spanish, Portuguese and Japanese. LAN WorkGroup provides the same versatile connectivity to DOS and MS Windows users of large NetWare networks; its server-based installation, maintenance and management greatly reduce administration time and costs. LAN WorkPlace products are also available for such users of Macintosh and OS/2 systems. Mobile WorkPlace is the newest member of the family, enabling users to access TCP/IP resources when they're on the road just as if they were in the office.

          NetWare/IP is another way for customers to tightly integrate NetWare services into their TCP/IP environments. By installing NetWare/IP on existing NetWare 3 and NetWare 4 servers, customers can create an environment that supports both the TCP/IP and IPX transport protocols, or one that uses TCP/IP only.

          Novell also offers a solution for integrating Open Systems Interconnection ("OSI") with NetWare. NetWare FTAM from Firefox is a fully FOSIP-compliant FTAM server that enables a variety of FTAM clients to access the NetWare 3 file system. This standard protocol-based product provides a key to enabling multivendor interoperability with NetWare systems.

     APPWARE SYSTEMS GROUP. ASG provides tools and technologies for the development of network-aware applications. Four key elements are the focus of ASG's product line: (1) object-based tools and systems for use by corporate and consulting developers for rapid network application development; (2) libraries for use by commercial software vendors for writing portable source code, covering dominant desktop and network system services; (3) transaction processing monitor technology for the creation and management of mission-critical corporate transaction applications; and (4) operating systems and network access technologies for office, commercial, and industrial devices to connect into local area networks.

          AppWare BusTM and AppWare Loadable ModulesTM . The AppWare Bus and AppWare Loadable Modules ("ALMTM") provide a model for software components from separate vendors to work together in custom applications. The AppWare Bus is a sophisticated engine for managing the interactions between the ALM components. Novell and many third parties provide high-level, easy-to-use ALMs covering network, DBMS, communications, multimedia, and other application fields. When accessed by a development tool such as Novell's Visual AppBuilderTM , the AppWare Bus allows all ALMs to be used rapidly in any combination to create powerful applications. The AppWare Bus and ALMs are usually bundled with other Novell products, and several OEM agreements are in place for building within other vendors' development tools.

          Visual AppBuilder. Visual AppBuilder is Novell's rapid development tool for corporate and consulting developers. It provides an intuitive, visual interface to application construction, empowering developers who need not necessarily be fluent with traditional languages such as C and C++. Visual AppBuilder accesses the AppWare Bus and ALMs to provide the component engine and component set for developers to visually assemble into custom applications. Visual AppBuilder, when combined with network ALMs, is one of the most effective tools for building network-aware applications. Visual AppBuilder is targeted for sale through a variety of distribution channels, and will be bundled with several other Novell products.

          ALM SDK. The ALM SDK is a tool for C and C++ programmers to use to create new ALMs. The interface to the AppWare Bus is provided, allowing any third party programmer or vendor to create ALMs that interoperate with Novell's ALMs. The ALM SDK is bundled with Visual AppBuilder.

          AppWare FoundationTM . AppWare Foundation is a set of libraries that provide an application programming interface ("API") for C and C++ developers to write portable source code. The problem of portability that is addressed by the AppWare Foundation is perhaps one of the most important issues facing software vendors today. Using the AppWare Foundation, a programmer may write code once for a new application or software component, and simply recompile the code to run on any of the dominant desktop computing systems, including MS Windows, MacIntosh, UnixWare and other versions of UNIX, and soon OS/2 and MS Windows NT. The Foundation offers such portable APIs covering graphical

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

         interfaces, operating systems, network systems, and network services. AppWare Foundation is targeted for sale through a variety of distribution channels, and several OEM relationships have been formed to distribute the Foundation libraries as a part of third-party development tools.

          Tuxedo(R). Derived from Novell's 1993 acquisition of USL, Tuxedo is a sophisticated transaction processing manager for mission-critical transaction-oriented applications. Tuxedo provides both client and server software for connecting client applications and server services together with a highly reliable, high-performance, secure, managed transaction connection. In use today for mission-critical applications, Tuxedo is well recognized as a leading offering in its field. Its integration with NetWare, via NLMs, and AppWare, via ALMs, provides those key Novell products with effective transaction processing facilities. Tuxedo is sold largely through OEM agreements with major system software vendors, and directly to large corporate customers.

PRODUCT DEVELOPMENT

     Due to the rapid pace of technological change in its industry, the Company believes that its future success will depend, in part, on its ability to enhance and develop its network, communications and system software products to satisfactorily meet specific market needs.

     The Company's current product development activities include the enhancement of existing products and the development of products that will support (1) further integration of NetWare and UNIX environments and the establishment of UnixWare as an industry-leading UNIX platform; (2) network management services; (3) global naming services; (4) international networking standards; (5) integrated peer services in NetWare clients; (6) integration of current and future desktop operating systems into the overall networking environment; (7) host-based versions of NetWare, such as NetWare for UNIX and NetWare for OS/2; (8) processor-independent versions of NetWare; (9) additional network services; (10) technologies for distributed applications development and operation; (11) AppWare ALMs for a broad range of Novell and UNIX services; and
(12) multiplatform and multivendor APIs for major network services.

     During fiscal 1993, 1992 and 1991, product development expenses were approximately $164.9 million, $120.8 million, and $77.9 million, respectively. The Company's product development effort consists primarily of work performed by employees; however, the Company also utilizes third-party technology partners to assist with product development.

SALES AND MARKETING

     Novell markets its NetWare family of network products and the UnixWare operating system through distributors, dealers, vertical market resellers, systems integrators and OEMs who meet the Company's criteria, as well as to major end users. In addition, the Company provides technical support, training, and field service to its customers from its field offices and corporate headquarters. The Company also conducts sales and marketing activities from its offices in Cupertino, Monterey, San Jose, and Sunnyvale, California; Summit, New Jersey; Austin, Texas; Provo and Sandy, Utah; and from its 33 U.S. domestic and 31 foreign field offices.

     Distributors. Novell has established a network of independent distributors, which resell the Company's products to dealers, smaller VARs, and computer retail outlets. As of December 31, 1993, there were approximately 21 domestic distributors and approximately 113 foreign distributors.

     Dealers. The Company also markets its products to large-volume dealers and regional and national computer retail chains.

     VARs and Systems Integrators. Novell also sells directly to VARs and systems integrators who market data processing systems to vertical markets, and whose volume of purchases warrants buying directly from the Company.

     OEMs. The Company licenses its network software to domestic and international OEMs for integration with their products. With the acquisitions of USL and DRI, the number of OEM agreements the Company has increased significantly as USL and DRI have marketed their products quite extensively through OEMs, both domestically and internationally.

     End Users. Generally, the Company refers prospective end-user customers to its resellers. However, the Company has the internal resources to work directly with major end users and has developed master license agreements with approximately 150 of them to date. Additionally, some upgrade products are sold directly to end users.

     Export Sales. In fiscal 1993, 1992, and 1991, approximately 48%, 47%, and 44%, respectively, of the Company's net sales were to customers outside the U.S., primarily distributors. To date, substantially all international sales except Japanese sales have been invoiced by the Company in U.S. dollars, and in fiscal 1994 the Company anticipates that substantially all foreign revenues except Japanese sales, will continue to be invoiced in U.S. dollars. Except for Germany, which accounted for 11% of revenue in fiscal 1993, 13% of revenue in fiscal 1992 and 10% of revenue in fiscal 1991, no one foreign country accounted for more than 10% of net sales in any period. Except for Ingram Micro, Inc., a multi-national distributor that accounted for 12% of revenue in fiscal 1993, no customer accounted for more than 10% of revenue in any period.

     Marketing. The Company's marketing activities include distribution of sales literature and press releases, advertising, periodic product announcements, support of NetWare user groups, publication of technical and other articles in the trade press and participation in industry seminars, conferences and trade shows. The marketing departments of the Company employ many technical laboratories of networked computer equipment and individual device testing and evaluation. The knowledge derived from these laboratories is the basis for the technical publications published by the Company. These activities are designed to educate the market about local area networks in general, as well as to promote the Company's products. Through the Professional Developers Program, the Company strongly supports independent software and hardware vendors in developing products that work on NetWare networks. Thousands of multiuser application software packages are now compatible with the NetWare operating system. In March 1994, the tenth annual BrainShare Conference (formerly Developers' Conference) was held to inform and educate developers about NetWare product strategy, NetWare open architecture programming interfaces and NetWare third-party product certification programs.

SERVICE, SUPPORT AND EDUCATION

     The purpose of any service program is to help users get the most out of the products they buy. Novell offers a variety of support alternatives and encourages users to select the services that meet their own needs. These include the worldwide service and support organization, the TSA, the CNE program, NAECs, IMSP and the ClientServer NLM Testing Program.

MANUFACTURING SUPPLIERS

     The Company's products, which consist primarily of software diskettes and manuals, are duplicated by outside vendors. This allows the Company to minimize the need for expensive capital equipment in an industry in which multiple high-volume manufacturers are available. The Company believes that there are multiple sources of the materials necessary to produce its products and that such materials are widely available. Furthermore, the Company has not, to date, experienced any material shortages in materials necessary to manufacture and distribute its products.

BACKLOG

     Lead times for the Company's products are typically short. Consequently, the Company does not believe that backlog is a reliable indicator of future sales or earnings. The absence of significant backlog may contribute to unpredictability in the Company's net income and to fluctuations in the Company's stock price. See "Factors Affecting Earnings and Stock Price." The Company's backlog of orders at January 21, 1994, was approximately $35.3 million, compared with $35.7 million at January 22, 1993. All such orders are expected to be filled within the current fiscal year.

COMPETITION

     Novell competes in the highly competitive market for computer software, including in particular, network operating systems, desktop operating systems and related systems software. In the market for network operating systems, Novell believes that the principal competitive factors are hardware independence and compatibility, availability of application software, marketing strength in desktop operating systems, system/ performance, customer service and support, reliability, ease of use, price/performance, and connectivity with minicomputer and mainframe hosts.

     The market for operating systems software, including network operating systems and client operating systems, has become increasingly problematic due to Microsoft's growing dominance in all sectors of the software business. The Company does not have the product breadth and market power of Microsoft. Microsoft's dominant position provides it with enormous competitive advantages, including the ability to unilaterally determine the direction of future operating systems and to leverage its strength in one or more product areas to achieve a dominant position in new markets. This position may enable Microsoft to increase its dominance even if the Company succeeds in continuing to introduce products with superior performance and features to those offered by Microsoft.

     Microsoft's ability to offer networking functionality in future versions of MS Windows, MS Windows NT and other system software, or to provide incentives to customers to purchase certain products in order to obtain favorable sales terms or necessary compatibility or information with respect to other products, may significantly inhibit the Company's ability to maintain its business. Moreover, Microsoft's ability to offer products on a bundled basis can be expected to impair the Company's competitive position with respect to particular products. Novell may be unable to maintain compatibility with Microsoft's key products, although Novell will continue to seek to do so.

     The Company has not succeeded in establishing significant sales from Novell DOS. The Company believes that it will continue to be at a substantial competitive disadvantage in selling its client operating systems (including both Novell DOS and UnixWare) due in part to Microsoft's dominance and certain of Microsoft's pricing and licensing practices. Such competitive position and practices may prevent the Company from successfully offering products to a broad variety of customers or from maintaining demand for these products.

     The application software development tools market in which Novell now operates is also highly competitive. There can be no assurance that Novell will be successful in competing in this market or any other market in the future.

LICENSES, PATENTS AND TRADEMARKS

     The Company currently relies on copyright, patent, trade secret and trademark law, as well as provisions in its license, distribution and other agreements in order to protect its intellectual property rights. The Company currently holds a number of United States patents and has numerous United States patents pending. All such Company patents expire in excess of ten years from the date hereof. Additionally, the Company has a number of patents pending in foreign jurisdictions. No assurance can be given that such patents pending will be issued or, if issued, will provide protection for the Company's competitive position. Although the company intends to protect its patent rights vigorously, there can be no assurance that these measures will be successful. Additionally, no assurance can be given that the claims on any patents held by the Company will be sufficiently broad to protect the Company's technology. In addition, no assurance can be given that any patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. The loss of patent protection on the Company's technology or the circumvention of its patent protection by competitors could have a material adverse effect on the Company's ability to compete successfully in its products business.

     The software industry is characterized by frequent litigation regarding copyright, patent and other intellectual property rights. There can be no assurance that third parties will not assert claims against the Company with respect to existing or future products or that licenses will be available on reasonable terms, or at all, with respect to any third party technology. In the event of litigation to determine the validity of any third party claims, such litigation could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation is determined in favor of the Company.

     In the event of an adverse result in any such litigation, the Company could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology which is the subject of the litigation. There can be no assurance that the Company would be successful in such development or that any such licenses would be available. In addition, the laws of certain countries in which the Company's products are or may be developed, manufactured or sold may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States.

EMPLOYEES

     As of December 31, 1993, the Company had 4,335 employees. The functional distribution of its employees was: sales and marketing -- 939; product development and marketing -- 1,817; general and administrative -- 487; service, support and education -- 807; operations -- 146; and joint ventures -- 139. Of these, 349 employees are located in U.S. field offices, and 755 employees are in offices outside the U.S. All other Company personnel are based at the Company's facilities in Utah, California, Colorado, Massachusetts, New Jersey or Texas. None of the employees is represented by a labor union, and the Company considers its employee relations to be excellent.

     Competition for qualified personnel in the computer industry is intense. To make a long-term relationship with the Company rewarding, Novell endeavors to give its employees and consultants challenging work, educational opportunities, competitive wages, and, through sales commission plans, bonuses and stock option and purchase plans, opportunities to participate financially in the Company.

FACTORS AFFECTING EARNINGS AND STOCK PRICE

     In addition to factors described above under "Competition" which may adversely affect the Company's earnings and stock price, other factors may also adversely affect the Company's earnings and stock price. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. There can be no assurance that Novell will be successful in integrating acquired businesses into its own, that it will retain their key technical and management personnel or that Novell will realize any of the other anticipated benefits of the acquisitions.

     The computer software industry has experienced delays in its product development and "debugging" efforts, and the Company could experience such delays in the future. Significant delays in developing, completing or shipping new or enhanced products would adversely affect the Company. Furthermore, it can be expected that as products become more complex, development cycles will become longer and more expensive. There can be no assurance that Novell will be able to respond effectively to technological changes or new product announcements by others, or that Novell's research and development efforts will be successful.

     The Company's industry is characterized by rapid technological change, resulting in continuing pressure for price/performance improvements in response to advances in computer software and hardware technology. The Company believes that its future success will depend on its ability to continue to enhance its current products and to develop and introduce new products that maintain its technological leadership and achieve market acceptance.

     In particular, the Company introduced the NetWare 4 operating system in 1993. This new version of the NetWare operating system provides increased functionality as compared to prior releases of the NetWare product, including the ability to support a substantial increase in the number of clients connected on a single network. As with the introduction of any major new product or upgrade, the introduction of the product may cause a deferral in orders or reduction in demand for prior versions of the NetWare operating system, as customers and value-added resellers evaluate the functionality of the new product. Moreover, because the new product addresses new market segments and is offered at a higher price than prior NetWare product releases, the Company is unable to predict the level of demand for the NetWare 4 operating system which will actually occur. Should orders and sales for either the NetWare 4 operating system or prior versions of the NetWare product fall short of the Company's objectives, the Company could experience excess inventories and unexpected costs. As a result, the Company's future sales and earnings may be subject to substantial fluctuations, particularly in the near term.


     The introduction of new products also involves material marketing risks due to the possibility of errors or shortfalls in product performance. Should any new product experience a high rate of bugs or performance difficulties, the Company could experience product returns, unexpected warranty expenses and lower than expected sales. No assurance can be given as to the Company's financial results during such periods. In the past, the Company has not experienced product returns or warranty costs associated with product errors or difficulties which were higher than expected or material to the Company. However, as is common in the software industry, initial releases of new software products and major product upgrades have experienced product errors or "bugs." Such bugs have been present in both new releases in the Netware 3. operating system and the new Netware 4. operating system. See "Risk Factors -- Possible New Product Delays."


     The Company's future earnings and stock price could be subject to significant volatility, particularly on a quarterly basis. The Company's revenues and earnings may be unpredictable due to the Company's shipment patterns. As is typical in the software industry, a high percentage of Novell's revenues are earned in the third month of each fiscal quarter and tend to be concentrated in the latter half of that month. Accordingly, quarterly financial results are difficult to predict and quarterly financial results may fall short of anticipated levels. Because the Company's backlog early in a quarter is not generally large enough to assure that it will meet its revenue targets for any particular quarter, quarterly results may be difficult to predict until the end of the quarter. A shortfall in shipments at the end of any particular quarter may cause the results of that quarter to fall significantly short of anticipated levels. Due to analysts' expectations of continued growth and the high price/earnings ratio at which the Company's common stock trades, any such shortfall in earnings could have an immediate and very significant adverse effect on the trading price of the Company's common stock in any given period.

     As a result of the foregoing factors and other factors that may arise in the future, the market price of the Company's common stock may be subject to significant fluctuations over a short period of time. These fluctuations may be due to factors specific to the Company, to changes in analysts' earnings estimates, or to factors affecting the computer industry or the securities markets in general.

                       INFORMATION CONCERNING WORDPERFECT

INTRODUCTION

     WordPerfect is a leading provider of software applications which enable users to create and process documents. In addition to providing document processing software, WordPerfect also produces a broad range of workgroup automation, general business, electronic publishing and consumer products. WordPerfect's products are easy to use, offer superior functionality and provide individuals, small businesses and large, global organizations with software solutions that operate across complex, networked computing environments. WordPerfect's strategy is to be the leading provider of productivity applications for individuals and organizations by focusing on innovations in usability, performance, reliability and functionality.

     WordPerfect was one of the original developers of word processing applications for personal computers, and WordPerfect's flagship product, WordPerfect, is one of the best-selling personal computer ("PC") software applications ever introduced, having been sold to over 15 million users worldwide. WordPerfect is now available in 23 languages and on all of the most widely used computing platforms and operating systems, including MS Windows, DOS, UNIX, Apple/Macintosh, and DEC's VAX/VMS. WordPerfect released WordPerfect
6.0 for DOS in June 1993 and WordPerfect 6.0 for MS Windows in October 1993. In 1993 and early 1994, WordPerfect also introduced new workgroup automation products which capitalize on WordPerfect's expertise in developing multi-platform, multi-lingual applications. WordPerfect Office 4.0, WordPerfect InForms 1.0 and SoftSolutions 4.0 are designed to meet an organization's needs for effectively sharing information in a complex, networked computing environment. WordPerfect's Main Street line of consumer products was announced in April 1994 and offers low-cost, easy-to-use products designed for personal productivity, entertainment and home education.

     After completion of the Merger, WordPerfect and the Quattro Pro business unit from Borland will become the Novell Applications Product Group. See "The Merger and Related Transactions."

INDUSTRY BACKGROUND

     Communication -- the processing, sharing and presentation of information -- is crucial to the productivity of individuals and organizations. Documents are a primary method of communication, ranging from simple messages, forms, letters and memoranda to complex multimedia presentations that incorporate spreadsheets, database reports, graphics, video and sound. Once a document is created, a significant challenge for the user is to easily share and collaborate on the information with others. Within a home or small business, a document may simply be printed and distributed, while the multinational corporation needs methods to share this information electronically. Regardless of the complexity of the document or method of distribution, there is increasing demand for more efficient means to process, share and present documents and the information contained within them.

     Document Processing

     Data processing has evolved from centralized mainframe systems, to more distributed minicomputers, and now to workstations and PCs. Document processing has followed a similar evolution. Documents were historically created on typewriters, and the integration of any media other than text required manual cutting and pasting. The automation of document creation began in the late 1970s with the introduction of simple text-editing systems on mainframe computers, minicomputers and dedicated word processing systems. These systems were typically used only by specialized information processing professionals. The proliferation of workstations and personal computers in the 1980s and 1990s has provided users with more affordable and accessible general purpose computing power and has enabled users to create and manipulate documents more easily using word processing software. Well-designed word processing software has significantly improved user productivity and become the standard tool for document processing and the most popular software application category on personal computers.

     The most successful word processing software applications offer features which specifically address the particular needs of individuals. In the early 1980s, word processing software programs provided only simple character manipulation and were difficult to use. In subsequent years, innovative features were developed including easy on-screen editing, the capability to merge data files into a document, macro functions that allowed non-technical users to create simple programs and the ability to support a wide variety of printers and other peripheral devices. In recent years, features such as graphical user interfaces, context-sensitive tools, "fast key" access and "drag and drop" editing have been developed to allow more rapid and efficient composition of complex documents. Thus, current word processing applications provide a comprehensive, enterprise-wide solution to any organization's document needs.

     Workgroup Automation

     Although the proliferation of workstations and PCs enabled the emergence of desktop document processing, these systems were typically isolated and could not communicate with other computing resources within an organization. This isolation limited the productivity benefits derived from desktop computing to the individual PC or workstation user. Information systems professionals sought to integrate these desktop systems into their enterprise computing environments in order to provide the same productivity benefits to workgroups across the organization and to improve communication throughout the enterprise. As a solution, computer networking technology, including the requisite network operating system software, evolved from allowing small workgroups to share peripherals, such as printers and data storage devices, to enabling the interconnection of computer users and their information throughout a global enterprise. These local and wide area networking technologies allowed the creation of complex, computing environments which may consist of mainframe computers, minicomputers, workstations, PCs and emerging portable computing devices. Until recently, however, relatively few applications were available to take advantage of the network operating system to improve workgroup productivity.

     Increasingly, workgroups within organizations are demanding applications which enable them to take advantage of the productivity made possible by the network infrastructure. These applications range from word processors and spreadsheets which include features designed specifically for a networked environment, to applications which are specifically developed to automate more complicated workgroup tasks extending across the enterprise, such as calendaring, scheduling and enterprise-wide document management. The workgroup automation needs common to most organizations include "e-mail," the creation and routing of electronic forms, scheduling of meetings, document storage and retrieval systems, and the staging, sequencing, routing and tracking of work throughout a multi-platform, multi-language enterprise. Unfortunately, early workgroup applications failed to provide comprehensive solutions for the processing, sharing and presentation of information and were also difficult for information systems professionals to administer. These products were either designed to accomplish discrete tasks, such as e-mail or scheduling, or were dependent upon proprietary database architectures, messaging technologies, hardware platforms or operating systems.

THE WORDPERFECT STRATEGY

     WordPerfect was founded in 1979 to automate document processing by offering high quality, easy-to-use word processing software and comprehensive customer support. WordPerfect's first product, WordPerfect, was introduced in 1980 and became the word processing market share leader by providing superior functionality when compared to earlier word processing products. WordPerfect continues its focus on providing innovative document processing applications that meet the needs of its customers. In December 1993, WordPerfect began offering its newest version of an integrated product suite for MS Windows that includes Borland's award-winning Quattro Pro spreadsheet and Paradox database products. WordPerfect is leveraging its leadership position in providing document processing solutions in multi-platform, multi-lingual computing environments by offering workgroup automation solutions which address the more complex computing environments found in many organizations today. In addition, WordPerfect is beginning to offer products in the emerging product categories of electronic publishing and consumer products. WordPerfect also plans to utilize its traditionally strong customer support capabilities to service this increasingly diverse customer base.

     Document Processing Solutions

     WordPerfect believes that the document and document processing software will continue to be central to the way people communicate. WordPerfect is a leader in the continuing evolution of word processing from simple text manipulation to complex document processing that offers support for such features as graphics, sound, tables with spreadsheet functionality, equations, spreadsheet and database access, integrated writing tools such as spelling and grammar checkers, contextual help and numerous other desktop publishing features. WordPerfect's objective is to maintain its leadership position in document processing by focusing on advances in usability, performance, reliability and functionality across all strategic platforms. WordPerfect's current products include such advanced features as cross-platform file compatibility, specialized features for vertical markets such as legal and accounting, a powerful document indexing and retrieval system, extensive language support, customizable tool bars and powerful table functionality.

     Desktop Application Suite

     WordPerfect believes that today's customers are interested in purchasing desktop application suites that provide not only a purchase-price advantage, but also a set of best-of-class applications that demonstrate increasing levels of integration between the products themselves and the data generated within them. To date, WordPerfect has cooperated with Borland to produce Borland Office 2.0 for MS Windows, a product suite which includes the WordPerfect word processor and Borland's Quattro Pro spreadsheet and Paradox database programs. The product achieves a high level of product integration by using PerfectFit technology to provide a single installation, common icons, button bars and cross-application macros, as well as shared resources like spell-checking. The customizable Desktop Application Director provides easy access to common applications and common tasks from a single location. Borland Office 2.0 for MS Windows is workgroup-enabled and allows for the convenient sharing of information among individual users' suite components and between workgroup participants. With Novell's acquisition of Borland's Quattro Pro spreadsheet business unit, WordPerfect will take control of developing, marketing, selling and supporting future versions of the suite.

     Workgroup Automation Solutions

     WordPerfect believes that one of the most significant needs of any organization is the ability to share and coordinate information effectively within workgroups. With the advent of networks, network software and applications that run on a network, organizations are increasingly utilizing these technologies to automate the communication process and to become more productive in operations and administrative processes. The multi-platform, multi-lingual approach which has been central to WordPerfect's document processing strategy since its inception has provided valuable technological expertise for the development of powerful workgroup automation applications. WordPerfect Office 4.0 integrates workgroup communication tools such as e-mail, personal calendar, group scheduler and task management into a cohesive, easy-to-use application for networked computing environments. Its growth has been impressive, with over 2 million licenses sold to date. In addition to its rich client functionality, WordPerfect Office 4.0 offers extensive systems administration capabilities that make it easier to manage users across diverse networking and hardware platforms. WordPerfect InForms is a comprehensive package providing tools for users to create electronic forms, access multiple databases and automate their business workflow processes. With the acquisition of SoftSolutions Technology Corporation in January 1994, WordPerfect's workgroup solutions are further enhanced by the immediate, enterprise-wide information access provided by SoftSolutions -- a market leader in LAN-based document management software. SoftSolutions includes advanced network automation capabilities such as automated enterprise document sharing, archiving and deletion, version control, cost recovery, activity tracking and integrated image management. WordPerfect believes that the growing success of WordPerfect Office and its innovative distributed messaging architecture, the introduction of WordPerfect InForms in the emerging electronic form and workflow categories and the established presence of SoftSolution's powerful document management functionality has already added to WordPerfect's presence as a significant force in this critical application category.

     Emerging Product Opportunities

     Consistent with its strategy to help the world communicate, WordPerfect believes there are significant market opportunities in the areas of electronic publishing and consumer products. By providing electronic publishing content and tools, WordPerfect promotes a natural extension to workgroup automation by allowing users to mark-up, exchange, distribute and consume information electronically. By pursuing partnerships with publishers worldwide, WordPerfect will bring into electronic form the reference content that people traditionally access while using a computer. WordPerfect's Main Street consumer product line focuses on offering personal productivity, entertainment and home education products that may eventually provide important access points to the information highway from the home or small office. In April 1994, WordPerfect announced 19 Main Street products including a personal organizer, reference guides and education and entertainment products. The consumer products market is estimated to be a $1.5 billion market by 1996, up from $430 million in 1991.

     World-Class Customer Support

     WordPerfect is recognized as a world leader in the computer industry in providing post-sales customer support. WordPerfect plans to continue to invest significant resources in its customer support offerings, believing that the software user's productivity may depend on the availability of high quality technical assistance. As support demands change with changing customer needs and product lines, WordPerfect plans to implement offerings and programs which efficiently meet the customers' needs. In addition to its standard support policies, WordPerfect recently announced the introduction of Silver, Gold and Platinum support offerings, which are fee-based programs designed to meet the ongoing support needs of small to large businesses. WordPerfect believes that its expertise in providing support to individual end users will better enable it to service and support the information systems professionals that are increasingly responsible for purchasing and supporting software applications within an organization.

PRODUCTS

     WordPerfect has always focused on developing products which address the needs of individual users. During the early 1980s, WordPerfect established itself as the leading provider of word processing software on multiple platforms and in multiple languages in a largely stand alone environment. As the needs of users began to center more on network operating systems, WordPerfect's software took on additional functionality to meet those evolving needs. At the same time, WordPerfect began work on specific workgroup automation applications that allowed users to share and coordinate information effectively within workgroups. In a continued drive for electronic sharing of information across broad networks, WordPerfect has begun to offer electronic publishing solutions which provide online content and tools for viewing, manipulating, annotating and printing information. Users are also increasingly demanding low-priced, easy-to-use products appropriate for home and small office use, and WordPerfect intends to meet these needs with its Main Street line of consumer products.

     The table below lists WordPerfect's major products that are currently being sold or will be commercially available during 1994.

                                                                         CURRENT   CURRENT VERSION   NUMBER OF
                  PRODUCT                      OPERATING ENVIRONMENT     VERSION    RELEASE DATE+    LANGUAGES
- -------------------------------------------  --------------------------  -------   ---------------   ---------
DOCUMENT PROCESSING
WordPerfect                                  MS Windows                     6.0a      4/94               14
                                             DOS                            6.0b      2/94               13
                                             DOS                            5.1+      4/94               13
                                             UNIX                           6.0       6/94               11
                                             Macintosh                      3.0      10/93               10
                                             Macintosh for PowerPC          3.0       3/94                9
                                             VAX/VMS                        5.1       6/91               10
RELATED BUSINESS APPLICATIONS
Borland Office                               MS Windows                     2.0      12/93                4
WordPerfect Presentations                    DOS                            2.0      11/92               11
                                             MS Windows                     2.0       7/93               12
WORKGROUP AUTOMATION
WordPerfect Office                           DOS                            4.0a     10/93               13
                                             MS Windows                     4.0a     10/93               13
                                             Macintosh                      4.0a     10/93                6
                                             UNIX                           4.0a     12/93                8
                                             VAX/VMS                        3.1       4/92                4
WordPerfect InForms                          MS Windows                     1.0b      4/94               12
                                             (Designer/Filler)
                                             DOS (Filler-only)              1.0b      6/94                3
SoftSolutions                                DOS                            4.0       1/94                7
                                             MS Windows                     4.0       1/94                7
                                             UNIX                           4.0       1/94                7
                                             Macintosh                      4.0      10/94   *            7
WordPerfect Gateways                         Multiple                       4.0       8/93               NA
ELECTRONIC PUBLISHING
WordPerfect Envoy                            MS Windows                     1.0       6/94                1
                                             Macintosh                      1.0       6/94                1
WordPerfect Intellitag                       DOS                            1.2       4/94                1
                                             UNIX                           1.2       4/94                1
SELECTED MAIN STREET
  CONSUMER PRODUCTS
WordPerfect Works                            MS Windows                     1.0      10/94   *            1
                                             DOS                            1.0       3/92                5
                                             Macintosh                    1.2.1      12/92                1
InfoCentral                                  MS Windows                     1.0       3/94                1
LetterPerfect                                DOS                            1.0       7/90               10
                                             Macintosh                      2.1       7/92                4
Language Modules                             DOS                            6.0b      4/94               19
                                             MS Windows                     6.0a      5/94               19
                                             Macintosh                      3.0       3/94               15
Grammatik                                    MS Windows                     6.0       5/94                2
                                             DOS                            5.1      12/93                2
                                             Macintosh                      1.1       7/93                1

- ---------------
+ All dates are for the U.S. English version of the product. In certain cases, other language versions are planned for release shortly after the release of the U.S. English version.

* Dates reflect WordPerfect's current estimates for commercial shipment of these products.

  Document Processing

     WordPerfect. WordPerfect is one of the best-selling PC application software products ever introduced. Since its introduction in 1980, this powerful word processing program has been purchased by over 15 million customers worldwide and is now available in 23 languages. Versions of WordPerfect are currently available for the following platforms: MS Windows, DOS, Macintosh, UNIX and VAX/VMS. WordPerfect continues to

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set the standard for word processing applications and has won numerous awards.
WordPerfect for MS Windows, introduced in 1991, received the 1992 Reader's Choice Award from BYTE, the Most Valuable Product ("MVP") award from PC/Computing in both 1992 and 1993 and the 1994 Win 100 Award from Windows Magazine. PC World has honored WordPerfect for DOS with its World Class Award for eight years in a row. In 1993, sales of WordPerfect for DOS accounted for 82% of worldwide sales of all DOS word processing applications. All versions of WordPerfect include spell-checking and thesaurus capabilities, multi-column formatting, merge and macro support, tables, outline mode, automatic hyphenation, extensive character sets, footnotes, end notes, styles and on-line help. The DOS and MS Windows versions of WordPerfect accounted for 75% of WordPerfect's net sales during 1993. The PC-based versions of WordPerfect currently carry a suggested retail list price of $495.

     WordPerfect for MS Windows. WordPerfect 6.0 for MS Windows is the world's first document processor integrating text, data and graphics in one easy-to-use program. It provides powerful text editing features, drawing and charting capabilities, advanced spreadsheet functionality, direct import of database and spreadsheet data and the QuickFinder indexing and text retrieval tools. This version is mail-enabled, providing the ability to send mail messages from within WordPerfect and includes Coaches that walk the user step by step through common tasks, more than 70 ExpressDocs templates for creating professional-looking documents and the Grammatik 5 grammar checker. Version 6.0a is a significant interim release that was released in May 1994.

     WordPerfect for DOS. WordPerfect 6.0 for DOS was released in June 1993, with such features as a WYSIWYG ("what you see is what you get") graphical user interface ("GUI"), customizable button bars, "drag and drop" editing, full mouse support, integrated spreadsheet capability, extensive font capability (including Adobe ATM, TrueType and Bitstream Speedo support), context-sensitive help, direct fax transmission, Grammatik 5 grammar checker, rapid text indexing and retrieval, color printing, sound, simultaneous display and editing of up to nine documents, new macro capabilities and an interface to WordPerfect's e-mail products. WordPerfect 5.1+ was released in April 1994, permitting those still using WordPerfect
     5.1 to be able to open and use WordPerfect 6.0 level files. It comes bundled with Stairway Software's ScreenExtender and FaceLift from Bitstream Corporation. In addition, WordPerfect 5.1 offers direct fax transmission, e-mail enabling and enhanced file management, and is tailored to the user who is limited by lower capacity and performance hardware, such as 286-based PCs.

     WordPerfect for UNIX. WordPerfect 6.0 for UNIX integrates text, data and graphics in one easy-to-use program that offers a true WYSIWYG environment and provides the only GUI and character-based solution for UNIX. It gives the user the ability to create appealing documents with powerful text-editing features, drawing and charting capabilities, advanced spreadsheet functionality and direct import of spreadsheet data. WordPerfect 6.0 for UNIX includes more than 70 ExpressDocs pre-formatted document templates for fax forms, memos, letters, invoices and more. It also includes a user-customizable interface with features such as pull-down menus and mouse support, a ruler bar, a power bar, status bars, button bars, zoom editing and support for X-Windows.

     WordPerfect for Macintosh. WordPerfect 3.0 for Macintosh and Power Macintosh is a powerful and easy-to-use word processor with an innovative, Mac-savvy interface. Its features include tables, an equation editor, a built-in graphics editor with comprehensive drawing tools, integrated grammar checker, styles, columns, macros, and "drag and drop" editing. WordPerfect 3.0 was also the first word processor to support Apple Computer's System 7 Pro which combines PowerTalk, AppleScript, WorldScript and QuickTime.

  Related Business Applications

     Borland Office. Borland Office 2.0 for MS Windows is an integrated office suite which includes WordPerfect 6.0 plus Borland's Quattro Pro spreadsheet and Paradox database programs, each a winner of the 1993 MVP Award from PC/Computing. The product achieves a high level of product integration by using PerfectFit technology to provide a single installation, common icons, button bars and cross-application macros, as well as shared resources like spell-checking. The customizable Desktop Application Director

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provides easy access to common applications and common tasks from a single location. Borland Office 2.0 is workgroup-enabled via The Workgroup Desktop, which allows for the sharing of information from any application among worldwide workgroup participants. The suggested retail list price for Borland Office 2.0 is $595.

     WordPerfect Presentations. WordPerfect Presentations 2.0 is a presentation graphics package that is currently available for the MS Windows and DOS platforms. This product offers a powerful GUI and provides users with the ability to create professional-looking presentations in a variety of formats, including handouts, transparencies, 35mm slides and electronic slide shows. Features include a master gallery and ready-made slide templates, an outliner that creates slides from outline format, speaker notes and handouts, drawing, editing, clip art, support for 16 million colors, slide sorter, two-and three-dimensional charts, paint tools, automatic bitmap tracing, customizable button bars and multimedia capability. WordPerfect Presentations 2.0 for MS Windows was runner-up for the 1993 PC/Computing MVP award for Presentation Graphics. The suggested retail list price for WordPerfect Presentations 2.0 is $495.

  Workgroup Automation

     WordPerfect believes that workgroup computing is best accomplished by providing users with the basic tools and front-end applications for communication. These essential "building blocks" each provide a specific, well-defined function and can be combined to build additional services and functions. For example, WordPerfect recently introduced WordPerfect InForms, which is used to create and fill electronic forms and capitalizes on the workflow capabilities within WordPerfect Office to route forms among members of an organization. WordPerfect Office is built on a powerful distributed messaging architecture, enabling rich functionality in its workgroup-computing applications across multiple languages and multiple computing environments. This messaging system was designed to support multiple message types, including e-mail messages, meeting requests, task assignments and electronic forms. WordPerfect Office offers extensive systems-administration capabilities that make it easy to manage users across diverse networks and platforms. The SoftSolutions document management system allows workgroups to manage documents created by any widely used application, in all popular operating environments and on all types of network operating systems. Both WordPerfect Office and SoftSolutions were honored with LAN Times' Readers Choice Award in 1994, one for GroupWare and Scheduling and the other for Document Management.

     WordPerfect Office. WordPerfect Office 4.0 was released for MS Windows, Macintosh and DOS operating system clients in June 1993. An additional version for the UNIX operating system client was introduced in October 1993. This powerful workgroup application combines e-mail, calendaring, group scheduling and task management software in a single application. WordPerfect Office 4.0 includes rules-based message management, workflow automation, ordered distribution, task management, global calendaring, directory synchronization, central and distributed administration, custom mail views, voice messaging, mouse support and windowing capabilities. Administration tools for the product provide a full naming system, diagnostic and management information and software maintenance for single-location installation for the entire enterprise. WordPerfect also offers interfaces and tool kits that allow third parties to develop message-enabled applications and information sharing services that work with WordPerfect Office 4.0. WordPerfect Office 4.0 is sold as two components -- a Client/Admin pack which contains the software and documentation for network users and administrators, and a Message Server pack which contains the tools to connect multiple electronic post offices in a WordPerfect Office system. For a five-user license, the WordPerfect Office 4.0 Client/Admin pack has a suggested retail list price of $495. A WordPerfect Office 4.0 Message Server pack has a suggested retail list price of $295.

     WordPerfect InForms. WordPerfect InForms 1.0 is available as two separate packages: a Designer package for those involved in the creation of forms, and a Filler package for those that need to fill in forms created with the Designer. The Designer package provides a tool palette to simplify the creation of professional-looking forms. WordPerfect InForms provides electronic distribution capabilities, electronic fill-in, routing, security, tracking and approval. Its features also include an object library for form objects, an easy-to-use query tool and direct access to a number of popular desktop and SQL databases. WordPerfect InForms also permits users to customize forms or "views" to help them process, present and share information. The

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WordPerfect InForms Designer and Filler packages were released for MS Windows in
July 1993. Filler packages for DOS and Macintosh are scheduled for release later in 1994. WordPerfect InForms for MS Windows is available in a Designer/Filler package for a suggested retail list price of $495 and in a five-license, Filler-only package for a suggested retail list price of $475.

     SoftSolutions. SoftSolutions 4.0 is a document management system ("DMS") which allows users to quickly locate files and objects, to assist in network maintenance and to provide tight integration among applications and platforms. It has a fast, powerful searching engine called SpeedSearch at its core, making it the most streamlined and efficient DMS design available. It includes advanced features like wide area network searching, intelligent search, portable mode, image management, OLE functionality and client/server architecture for profile access, full-text access and document access. The price is $295 per workstation for the basic product and $395 for a "suite" which includes the Document Desktop interface and an integrated image management module.

     WordPerfect's workgroup products are capable of operating in multiple platform client/server environments. In these environments, powerful file or application servers are networked with workstations or PCs that act as clients. For example, a Macintosh client using WordPerfect Office or WordPerfect InForms can communicate with an MS Windows client using WordPerfect Office through a DOS, MS Windows or Macintosh server. A number of WordPerfect Gateways are available to provide communication bridges among multiple networking environments. With SoftSolutions, users of both DOS and MS Windows can simultaneously retrieve and manage documents generated from any application on any network platform.

  Electronic Publishing

     WordPerfect Envoy. WordPerfect Envoy is the code name for a new product scheduled for release in June 1994 that will allow MS Windows and Macintosh users to electronically exchange, distribute and consume portable compound documents across different computers and different operating systems. This solution is a second-generation product that provides new and innovative methods of viewing, manipulating, annotating and printing documents. WordPerfect Envoy is fast, provides an impressive set of options for file creation, offers exceptional compression of both text and graphics and contains a rich feature set, including live thumbnails, four types of annotation, zoom, page navigation, searching, text/graphics selection and export, page-level editing, data export and OLE capability. WordPerfect Envoy is expected to have a suggested retail list price of $189.

     WordPerfect Intellitag. WordPerfect Intellitag 1.2 is available for DOS and UNIX platforms. It is a simple, affordable way to convert documents into Standard Generalized Mark-up Language ("SGML") format. WordPerfect Intellitag provides a unique two-way direction in converting WordPerfect documents to SGML and back again. ConvertPerfect is included with the product so that non-WordPerfect documents may be converted to a format WordPerfect Intellitag can accept. It supports any standard or user-defined Document Type Definition, provides special tagging features (including pre-tagging and auto-table tagging), text editing features, special validation features and the ability to save documents in both WordPerfect 5.1 and SGML format. The suggested retail list price for WordPerfect Intellitag is $495.

  Main Street Consumer Products

     WordPerfect's Main Street line of consumer products was launched in April 1994 and offers low-cost, easy-to-use products designed for personal productivity, entertainment and home education. The Main Street product line includes the following products:

          WordPerfect Works. WordPerfect Works is an integrated software package that includes a word processor, a spreadsheet application, a flat-file database, separate draw and paint modules and communication support. In addition, an MS Windows version of WordPerfect Works is under development and is expected to be released later in 1994. The suggested retail list price for WordPerfect Works for MS Windows, DOS and Macintosh is $109.

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          InfoCentral.  InfoCentral 1.0 for MS Windows is a new personal information manager that takes a different approach to organizing information by putting intelligence into the connections between information. This intelligence comes in the form of iConnect technology, an associative database engine that gives the product a unique way to find, organize, and process information by treating each piece of information in the database as an object. InfoCentral comes with four pre-built information bases. The suggested retail list price is $139.

          LetterPerfect. LetterPerfect is an entry-level word processor which provides upward file compatibility with WordPerfect and is available on the DOS and Macintosh platforms. Its features include a speller, an on-screen thesaurus, on-line help, pull-down menus, "fast key" access to features, graphics and merge capabilities. The suggested retail list price for LetterPerfect for DOS and Macintosh is $49.95.

          WordPerfect Language Modules. WordPerfect Language Modules for MS Windows, DOS and Macintosh allow users of WordPerfect to access language-specific speller, thesaurus, hyphenation and keyboard files for foreign languages that appear in text. The suggested retail list price for most language modules is $99.

          Grammatik 5. Grammatik 5 proofreads documents for errors in grammar, style, usage, punctuation and spelling, explains errors and suggests alternatives. The suggested retail list price for Grammatik 5 for MS Windows, DOS and Macintosh is $49.95.

     In addition to the offerings described above, WordPerfect Main Street includes a number of other products such as WordPerfect Clip Art, ExpressFax Plus fax and data communications software, Random House Webster's electronic dictionary and thesaurus, electronic medical and legal dictionaries, Wallobee Jack interactive cartoon adventures and Kap'n Karaoke sing-along tunes for kids.

CUSTOMER SUPPORT

     WordPerfect is recognized as a world leader in the computer industry in providing post-sales customer support. In each of the last four years, WordPerfect has received the "World Class" award from PC World for its end-user support. WordPerfect believes that its willingness to listen and respond to customer needs distinguishes it from other application software companies. WordPerfect has committed substantial resources to providing personalized customer support in all of its worldwide offices. More than 1,250 of WordPerfect's employees are dedicated to customer support, including more than 900 technicians in Utah and more than 350 technicians in various other locations around the world, responding to users' questions about WordPerfect's software, including all aspects of installing and using its products. WordPerfect believes that this commitment to support has resulted in a high degree of loyalty among its customers. WordPerfect also believes that its expertise in providing support to individual end users will better enable it to service and support the information systems professionals that are increasingly responsible for purchasing and supporting software applications within an organization.

     WordPerfect's worldwide direct telephone support representatives handle approximately 16,000 customer calls each business day, plus additional calls at night and on weekends. A typical call includes listening to the customer's problem, duplicating the problem on the representative's computer, and guiding the customer to a solution. If a representative cannot answer the question within a reasonable amount of time, he or she will research the problem and call the customer back with a solution, usually within the same day. WordPerfect was the first to introduce live "hold jockeys" who administer the flow of incoming calls, inform customers of their estimated waiting time, discuss other product offerings and upgrades and play music in the interim.

     The direct sale of software products as part of customer support is a new service WordPerfect has recently made available. Many customers are pleased that they can now order software products directly from WordPerfect through its technicians. In addition to greater convenience, the customers are assured that the products they are ordering will fit their needs and their systems.

     In May 1993, WordPerfect established an Account Management Team to provide vertically aligned account management and on-site diagnostics for key accounts. Each account is assigned an account

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coordinator. These coordinators are experienced technicians and have access to all corporate resources. Their focus is on managing all service and support needs of a few accounts within the same vertical market. WordPerfect believes this program helps to further solidify its leadership position in offering appropriate forms of support to the marketplace.

     WordPerfect has also established other methods of providing support, including written response letters, e-mail, electronic bulletin boards, Compuserve, America On-line and Spaceworks forums, automated fax response systems and on-site assistance through Strategic WordPerfect Assistance Teams. WordPerfect also provides its customer support database on CDs, floppy disks and via commercial publishers (e.g., Ziff-Davis Publishing Co.). WordPerfect believes that its investment in customer support generates improved customer satisfaction and that customer satisfaction leads to favorable recommendations of WordPerfect's products to others.

     WordPerfect also integrates its customer support operations with its product development efforts. Customer support generates high-quality input from existing customers which is used to identify areas of improvement in existing programs and to assist in developing new and enhanced products. Each customer support operator has access to a number of online databases that are used to assemble the product data collected through customer contacts, including bug files, enhancement requests and software trouble reports. WordPerfect believes that its ability to collect and assimilate customer feedback and suggestions contributes significantly to the quality and usability of its products as well as to the effectiveness of its marketing efforts.

SALES AND DISTRIBUTION

     WordPerfect's products are used by a broad base of customers, from individual and small business users to large organizations installing enterprise-wide workgroup solutions. WordPerfect has structured its sales and distribution strategy to meet the varying needs of this diverse customer base.

     WordPerfect sells its products primarily to distributors, including Ingram Micro, Inc. and Merisel, Inc., large volume resellers, and directly to certain large accounts. The distributors resell WordPerfect's products to retail software outlets, computer superstores and general mass merchandisers. WordPerfect's large volume resellers, such as Egghead, Inc., often operate their own software specialty stores. Ingram Micro, Inc. and Merisel, Inc. accounted for approximately 18% and 19%, respectively, of net sales of WordPerfect in 1993.

     WordPerfect pursues direct arrangements with selected large customers. These customers often require flexible pricing, licensing and maintenance arrangements. Through WordPerfect's Customer Advantage Program, qualified customers receive: tiered pricing discounts, which encourage volume purchases of WordPerfect's products; multiple licensing options, providing for enterprise-wide, multi-platform and multi-lingual licenses; and enhanced maintenance and support services. WordPerfect believes that its direct relationships with these large organizations are key to the successful adoption of WordPerfect's software applications throughout the enterprise.

     WordPerfect's sales organization consists of approximately 165 area managers located throughout the United States and Canada, and approximately 165 area managers outside North America. These employees meet with large companies, government agencies, educational institutions and numerous user groups to promote use of WordPerfect's products. Internationally, WordPerfect maintains 24 branch offices and is represented in 33 other locations by distributors and resellers.

     Although WordPerfect's software products are sold primarily as individual applications, WordPerfect has participated in creating bundled product offerings with other hardware and software manufacturers. For example, WordPerfect and Borland offer the Borland Office suite for MS Windows, which includes WordPerfect and Borland's Quattro Pro spreadsheet and Paradox database products. As part of WordPerfect's existing arrangement with Borland, WordPerfect also has the right to include Borland's Paradox and Quattro Pro products in its own suite offering. Typical arrangements with hardware manufacturers permit the inclusion of copies of WordPerfect's software products preinstalled on their personal computers. For example, Compaq Computer Corporation offers copies of WordPerfect for Windows preinstalled on several of its personal computer offerings. The prices charged by WordPerfect for products included in bundles are typically significantly lower than the prices charged for the individual products.

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MARKETING

     WordPerfect has embarked upon aggressive new marketing campaigns to substantially raise consumer awareness of its products. In the past year, WordPerfect implemented the following new initiatives: expanded print advertising, which is now appearing in general publications as well as technology periodicals; television commercials, which first appeared on major networks in early 1993; international sports team sponsorships, which WordPerfect believes will increase its brand name recognition in markets outside North America; direct mail programs, which are expected to increase direct sales to WordPerfect's installed user base; and publicized competitive comparisons, which highlight the relative strengths of WordPerfect's products.

     WordPerfect's product marketing efforts are organized by specific products and computer platforms and are closely tied to WordPerfect's development efforts. Product marketing managers frequently consult with developers about features and customer preferences and facilitate communications between WordPerfect's programmers and its customers. In addition, WordPerfect's large support staff records and evaluates end user requests for improved or new products which it then communicates to WordPerfect's product marketing and development teams. This focus on customer feedback is a fundamental part of WordPerfect's product development strategy.

     In order to directly communicate WordPerfect's strategic vision and product directions to customers, WordPerfect operates an Executive Briefing Center in Orem, Utah. Customers are invited to attend presentations which not only allow WordPerfect to demonstrate its products, but also allow the customer to offer valuable input on WordPerfect's products. In addition, WordPerfect has invited representatives from selected corporate, government and educational accounts to participate on an advisory board, whose purpose is to offer WordPerfect suggestions on product directions.

PRODUCT DEVELOPMENT

     WordPerfect's product development objective is to create software applications that appeal to a broad range of users, run on a wide range of operating systems and hardware platforms and are focused on helping the user communicate more effectively. WordPerfect developers begin each project with discussions about the new product's look, functionality and performance. Customer input and product marketing group feedback are carefully considered, and emerging technologies are reviewed in order to design software that can incorporate new hardware and related software features. WordPerfect's list of frequently requested products and features are reviewed and planned into new projects. Solicitation and tracking of customer feedback, both prior to and during the release of a new product, is an ongoing process. Cross-platform and multi-lingual issues are also considered early in the development process. Efforts to ensure ease of use include specific user interface designers trained in human factors research and development techniques, extensive testing of products in a state-of-the-art usability lab and continued solicitation of customer feedback, both prior to and during the release of a new product. Another set of developers is assigned to focus on increasing performance and optimizing the program code for the intended operating system. When developers have finished the preliminary work on a new project, testers begin using the product and experimenting with its features. This intensive testing process is continuously performed by WordPerfect employees, groups of novice, intermediate and advanced users, and at external beta testing sites.

     Over 625 developers and over 280 testers work in WordPerfect's Orem, Utah facilities and at other facilities worldwide. WordPerfect believes that its team of developers is one of the most stable in the industry and that the relatively low turnover rate experienced by WordPerfect assists in creating stable product designs and efficient use of programming expertise. Most of WordPerfect's products have been developed by its internal development teams, although WordPerfect also uses outside consultants for certain projects. In some cases, WordPerfect will acquire or license key technology from third-party developers to complement its product offerings, as was the case with the acquisition of SoftSolutions Technology Corporation in January 1994.

     WordPerfect's expenditures on research and development (excluding purchased in-process research and development) during 1993, 1992 and 1991 were $125.4 million, $106.0 million and $83.3 million, respectively. WordPerfect expects that aggregate research and development expenses will increase in the future, and that

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such expenses could increase as a percentage of net sales. Software research and development expenses have been expensed as incurred.

COMPETITION

     The markets for WordPerfect's products are intensely competitive and are characterized by constant pressures to reduce prices, increase promotional activity, incorporate new features, adapt to new or enhanced operating systems and accelerate the release of new products and new versions of existing products. Several companies currently offer products that compete directly with WordPerfect's products, and certain of these competitors have significantly greater financial, technical and marketing resources and broader product lines than WordPerfect. In particular, Microsoft is increasingly dominant in many sectors of the software industry, and may be able to define or influence the direction of operating systems software. Microsoft may therefore enjoy competitive advantages with respect to the development and sale of application programs under such operating systems as a result of its access to information not documented or shared with independent software vendors or developers in a timely manner, if at all. In view of Microsoft's increasing dominance within the software industry, even if WordPerfect introduces applications with superior performance, features and capabilities, it is possible that Microsoft will be able to maintain or increase the market position of its application products competitive with those of WordPerfect.

     For several years, WordPerfect has had the largest market share for DOS word processing programs, and through 1992 WordPerfect for DOS represented the largest percentage of WordPerfect's revenues. Although DOS is currently used on more personal computers than any other operating system, the overall market for DOS applications is declining, and WordPerfect believes it will decline further in the future, primarily as a result of the increased market acceptance of Windows. By introducing products such as WordPerfect 6.0 and 5.1+ for DOS, WordPerfect's objective is to extend the life of the market for its DOS applications.

     In the market for MS Windows word processing applications, WordPerfect for MS Windows competes with Microsoft's Word and Lotus' Ami Pro, among others. WordPerfect believes that its share of the MS Windows word processing market will be a critical factor in its future success. Although WordPerfect has significantly increased its share of this market during the past year, it remains second to Microsoft. The MS Windows market is currently characterized by severe competitive pressure, and attempts by major participants to maintain or increase market share may lead to rapid reductions in product prices. In addition, some software vendors are combining a number of application programs in a "bundle" or "suite" for sale as one unit or arranging with hardware manufacturers to preload application programs on new computers. The price for a bundle or suite is typically significantly less than the price for separately purchased applications, and many end users are likely to prefer the bundle or suite over a more expensive combination of individually purchased applications, even if the latter applications have superior performance or features. Microsoft and Lotus offer bundles or suites of their respective products at prices significantly discounted from the prices of stand alone products. WordPerfect and Borland have participated in an agreement under which the WordPerfect for MS Windows product and Borland's Quattro Pro spreadsheet and Paradox database programs may be sold in bundles or suites. As part of the merger, Novell has agreed to purchase Quattro Pro and license Paradox. In addition, while WordPerfect has a number of preloading arrangements with hardware manufacturers, Microsoft may have a significant competitive advantage in preloading products because of its broad range of software programs and its control of the DOS and MS Windows operating environments. Microsoft's extensive relationships with hardware manufacturers result in preloading of its software on many new computers, which may discourage end users from considering buying competitive applications from other vendors. To the extent that bundling, suites and preloading arrangements by competitors are successful, WordPerfect's business and results of operations could be materially adversely affected.

     A fundamental goal of the Combined Company will be the delivery of workgroup application solutions combining the networking services of Novell and the workgroup applications of WordPerfect. The future success of this strategy will depend in part on the Combined Company's ability to develop and market new competitive products for the workgroup productivity and information processing areas. Development of these products, which include Novell's AppWare, WordPerfect Office, WordPerfect InForms and SoftSolutions, has already required and will continue to require a substantial investment in research and development,

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particularly as a result of WordPerfect's decision to offer products across multiple operating environments. Although Novell's existing network of distributors should assist in this transition, marketing and distribution of these products may also require developing new marketing and sales strategies and will entail significant expense. WordPerfect has had only limited experience in the market for these products, and there can be no assurance that the Combined Company will be successful in developing and marketing these new products.

     Current competitive products in the workgroup computing market include Lotus' Notes program and Microsoft's Mail and Windows for Workgroups programs. Lotus Notes, in particular, has received considerable market interest. Although WordPerfect believes that this market has the potential to expand in the future, the market is currently relatively small, and no product has been successful in significantly expanding the market to date. WordPerfect also believes that the ability to sell effectively in this market will require it to develop new sales channels because the complexity and functionality of the products require greater support and assistance from resellers and WordPerfect. There can be no assurance that this market will expand in accordance with WordPerfect's expectations, that WordPerfect will be successful in developing the necessary sales channels in conjunction with Novell or that WordPerfect's product in this market will be successful.

     To date, WordPerfect has competed against Microsoft, Lotus and other competitors on the basis of product quality, product functionality, customer support and price. WordPerfect expects competition from these competitors to increase, and that such increased competition could result in price reductions and loss of market share for WordPerfect. Accordingly, there can be no assurance that WordPerfect will not be required to lower prices in the future, which could materially adversely affect WordPerfect's operating results and financial condition. WordPerfect also competes with a variety of third parties that offer supplies and services compatible with WordPerfect's software products. A variety of potential actions by any of WordPerfect's competitors, including lower prices, increased promotion and accelerated introduction of new or enhanced products, could have a material adverse effect on WordPerfect's competitive position.

INTELLECTUAL PROPERTY; PROPRIETARY RIGHTS


     WordPerfect generally has only "shrink-wrap" license agreements with the end users of its products and does not copy-protect its software. Shrink-wrap licenses are not signed by the end user and may not be enforceable in all cases. WordPerfect relies primarily on copyright laws and contract license provisions to prevent unauthorized use, duplication and distribution of its software. These laws and provisions afford only limited protection, and despite WordPerfect's active efforts, policing unauthorized use of WordPerfect's products is difficult, and software piracy is expected to be a persistent problem. Further, the laws of certain countries in which WordPerfect's products are or may be distributed do not protect WordPerfect's products and intellectual property rights to the same extent as the laws of the United States. In its efforts to combat the unauthorized use of its products and technology, WordPerfect continues to be actively involved as a member of the Business Software Alliance and other software industry associations and coalitions which are working to improve the legal environment for the sale and protection of software products, not only in the United States, but in other regions of the world.


     WordPerfect also relies on a combination of trade secret, patent and trademark laws and nondisclosure agreements to protect its proprietary rights. WordPerfect has registered trademarks in the United States and in other countries, as noted on the inside front cover of this Prospectus/Proxy Statement, and has pending trademark applications for additional product names. To date, three of WordPerfect's patent applications have been allowed, and WordPerfect has a number of other patent applications pending with respect to certain innovative elements of its technology. Nevertheless, it may be possible for unauthorized third parties to duplicate WordPerfect's products or to reverse engineer or otherwise obtain and use information that WordPerfect regards as proprietary. While WordPerfect intends to police and protect its intellectual property rights, there can be no assurance that WordPerfect can prevent the unauthorized use of its intellectual property, including preventing competitors from independently developing products that are substantially similar to WordPerfect's products.

     While WordPerfect's competitive position may be affected by its ability to protect its proprietary rights, WordPerfect believes that, because of the rapid pace of technological change in the computer software industry, factors such as the technical expertise, innovative skills and experience of WordPerfect's employees, frequent product enhancements, its name recognition and the timeliness and quality of its support services may be more significant in maintaining WordPerfect's competitive position.

     As the number of software products in the industry increases and the functionality of these products further overlap, WordPerfect believes that software increasingly will become the subject of claims of infringement upon the rights of others. From time to time, WordPerfect has received communications from third parties asserting that features or content of certain of WordPerfect's products infringe intellectual property rights of such parties. While WordPerfect has been a party to trademark and copyright litigation in order to protect its marks and copyrighted works, the expenses and settlement costs of such litigation have not been material, and WordPerfect currently is not a defendant in any patent or copyright litigation. Nevertheless, there can be no assurance that WordPerfect will be able to resolve any further claims, if at all, without costly litigation or licensing of technology on terms that may be unfavorable to WordPerfect. In addition, there can be no assurance that licenses will be available on reasonable terms, if at all.

PRODUCTION

     After development has been completed and products are ready for commercial distribution, WordPerfect prepares master software diskettes and artwork for the associated printed materials, which are then delivered to the manufacturing division for in-house production or outsourcing of production. If a given product is produced in-house, WordPerfect's manufacturing division duplicates diskettes and arranges for the outside production of all printed portions of the package, then assembles and ships the final products. Extensive quality assurance methods are employed to protect the software from any file corruption or virus infection during the duplication process. WordPerfect purchases raw materials and component parts from a number of qualified vendors. WordPerfect has entered into agreements with a few third parties to provide the fulfillment services and quality control for outsourced products. To date, WordPerfect has not experienced any material difficulties or delays in manufacturing its products, or material returns due to product defects. However, there can be no assurance that WordPerfect will not experience such difficulties or delays in the future.

EMPLOYEES

     As of March 31, 1994, WordPerfect employed 5,128 employees, of which 3,932 were based in the United States and 1,196 were based internationally. Of this total, 1,366 of such employees were engaged in sales and marketing, 1,250 in customer support, 1,372 in product development, 400 in production and 740 in administration. WordPerfect believes that it currently maintains competitive compensation, benefits, equity incentive and work environment policies to assist in attracting and retaining qualified personnel. The employees of WordPerfect are not parties to any collective bargaining agreement, and WordPerfect believes that its relations with employees are good. WordPerfect also believes that the future success of its business will depend in large part on its ability to attract and retain qualified personnel. Competition for such personnel is intense, and there can be no assurance that WordPerfect will be successful in attracting and retaining such personnel.

FACILITIES

     The Company's corporate headquarters are located in Orem, Utah, where it owns approximately 1,000,000 square feet of office space and 359,000 square feet of manufacturing and fulfillment facilities located on approximately 110 acres. WordPerfect also owns approximately 12,000 square feet of office space and 78,000 square feet of warehouse and manufacturing space in Rotterdam, The Netherlands. WordPerfect has entered into a letter of intent with R.R. Donnelley and Sons Documentation Services to sell the Rotterdam facility for $3.5 million. This transaction is expected to close on or about June 1, 1994. WordPerfect leases additional office space in Orem and in major metropolitan areas of Australia, Austria, Belgium, Brazil, Chile, Denmark, Finland, France, Germany, Hong Kong, Italy, Japan, Mexico, Norway, Portugal, Singapore, South Africa, Spain, Sweden, Switzerland, the United Arab Emirates and the United Kingdom. International offices are leased for terms of from one to three years at commercially reasonable rates. WordPerfect expects that it will be able to renew its leases on satisfactory terms. WordPerfect also believes that its existing facilities are adequate to meet current needs, and that suitable additional space will be available or built by WordPerfect as needed to accommodate any further physical expansion of corporate operations and for additional sales and support offices.

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

              WORDPERFECT MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     WordPerfect was founded in 1979 to develop, market and support word processing software and sold its first product in 1980. Through most of its history, WordPerfect has focused its efforts on developing word processing software for personal computers and, specifically, applications that operate in the DOS operating environment. Sales of the WordPerfect word processing program for all supported operating environments generated a substantial amount of WordPerfect's net sales in 1993 and 1992.

     WordPerfect's results of operations in 1993 and 1992 were adversely affected by the general shift in the PC market from the DOS operating environment to the MS Windows operating environment and by the more competitive nature of the MS Windows market. In response, WordPerfect began to implement changes in its strategic direction. These changes included: an increase in the scope and aggressiveness of WordPerfect's selling and marketing activities; an increase in investment in research and development to broaden WordPerfect's product line; an increase in support for additional operating environments; development and implementation of improved financial control systems; reorganization of WordPerfect's management structure; and restructuring of WordPerfect's compensation program to industry-appropriate salaries with performance and profit-based bonuses. As part of the management reorganization and restructured compensation program, WordPerfect made severance and non-recurring payments to certain former employees and current employees aggregating $29.0 million. These payments were charged to 1992 operations and are reflected as severance and non-recurring compensation expense in the consolidated statement of income. During 1993, WordPerfect announced plans to restructure and streamline its operations. As a result, WordPerfect recorded a $33.0 million non-recurring restructuring expense in the third quarter of 1993 in order to provide for costs related to the restructuring plan. The expense includes provisions for employee severance costs, writedown of certain assets to estimated realizable values, outside professional fees and other costs associated with the plan.

     Product life cycles in the application software industry are relatively short, with significantly upgraded or new products replacing older products frequently. Once a new product has been released, WordPerfect has generally experienced significant increases in net sales attributable to such products. Nevertheless, the success of a particular product over the long term depends on a wide variety of factors, and WordPerfect is unable to predict whether any particular product will achieve sustained market acceptance. To the extent a new product is a new version of an existing product, revenues from the new version may include substantial sales of upgrade packages to the existing product's installed base. Upgrade package sales generally have lower average selling prices and gross margins than sales of full retail packages to new users. As a product advances in its life cycle, competitive pressures may lead to a decline in its average selling price. In addition, the release or announcement of new products or upgrades by WordPerfect's competitors may have the effect of substantially shortening the life cycle of, and significantly reducing WordPerfect's revenues from, a particular product. Further, the announcement of new products or upgrades by WordPerfect itself can have a negative effect on sales of WordPerfect's existing products and can cause WordPerfect to further reduce average selling prices, establish reserves for estimated future returns or offer upgrades to the new product. WordPerfect expects these factors to continue to affect its business in the future, especially in 1994, during which period WordPerfect expects to release a number of new products and product upgrades. The pattern was exhibited with WordPerfect's May 1994 release of WordPerfect 6.0a for MS Windows. WordPerfect experienced a significant decrease in sales during April 1994 as compared to prior months as the distribution channel was prepared for the upgraded version of the product. In May, WordPerfect sales rebounded substantially in response to the marketing efforts associated with the roll-out of the upgraded product.

     In general, for a significant period of time prior to the release of a new product or upgrade, WordPerfect will incur substantial research and development expenses, followed by substantial sales and marketing expenses in anticipation of the release. WordPerfect will incur these expenses before any revenues are received from the new product and even before the market acceptance of the product can be determined. In particular, WordPerfect expended substantial research and development and sales and marketing efforts during 1993 and 1992 in anticipation of the release of new or upgraded document processing products for the MS Windows, DOS and Macintosh platforms, workgroup products for the MS Windows, DOS, Macintosh and UNIX platforms, and a presentations graphics product for the MS Windows platform. Despite these investments of significant resources, there can be no assurance as to the market acceptance of, or the revenues which may result from these products in the remainder of 1994 or in future years.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of net sales represented by certain items on WordPerfect's consolidated statement of income for the periods indicated. All pro forma information gives effect to the pro forma adjustments described in Note 9 of Notes to WordPerfect Consolidated Financial Statements.

                                                                       PERCENTAGE OF NET SALES
                                                                       YEAR ENDED DECEMBER 31,
                                                                      -------------------------
                                                                      1993      1992      1991
                                                                      -----     -----     -----
Net sales...........................................................  100.0%    100.0%    100.0%
Cost of sales.......................................................   25.2      24.6      23.1
                                                                      -----     -----     -----
Gross margin........................................................   74.8      75.4      76.9
                                                                      -----     -----     -----
Expenses:
  Selling and marketing.............................................   35.5      25.6      17.7
  Research and development..........................................   17.7      17.3      13.4
  General and administrative........................................   11.7      11.7      13.2
  Purchased in-process research and development.....................    0.4       3.5        --
  Restructuring.....................................................    4.7        --        --
  Severance and non-recurring compensation..........................     --       5.0        --
                                                                      -----     -----     -----
Total expenses......................................................   70.0      63.1      44.3
                                                                      -----     -----     -----
Income from operations..............................................    4.8      12.3      32.6
Other income, net...................................................     --       2.3       1.7
                                                                      -----     -----     -----
Income before provision (benefit) for income taxes..................    4.8      14.6      34.3
Provision (benefit) for income taxes................................   (5.9)      2.0       2.0
                                                                      -----     -----     -----
Net income..........................................................   10.7%     12.6%     32.3%
                                                                      =====     =====     =====
UNAUDITED PRO FORMA DATA:
  Income before provision for income taxes..........................    4.8%     14.6%     34.3%
  Provision for income taxes........................................    1.7       5.6      12.1
                                                                      -----     -----     -----
  Net income........................................................    3.1%      9.0%     22.2%
                                                                      =====     =====     =====

     Net Sales

     Net sales include revenues from software product sales less promotional discounts, deferrals and reserves for product returns. Revenue is generally recognized at the time of shipment. Historically, substantially all of WordPerfect's net sales have been derived from sales of word processing software -- specifically WordPerfect for DOS and, commencing in the fourth quarter of 1991, WordPerfect for MS Windows.

     WordPerfect's net sales were $139.4 million in the first quarter of 1994, as compared with $200.0 million in the fourth quarter of 1993 and $172.2 million in the first quarter of 1993. The 19.0% decrease from the first quarter of 1993 to the first quarter of 1994 was due primarily to decreased sales of WordPerfect for DOS consistent with the overall trend in the DOS applications market, and to the release of WordPerfect 5.2 for MS Windows in the first quarter of 1993. The 30.3% decrease in net sales from the fourth quarter of 1993 to the first quarter of 1994 resulted primarily from the initial release of WordPerfect 6.0 for MS Windows in the fourth quarter of 1993, and from decreased sales of WordPerfect
6.0 for MS Windows in the first quarter of 1994 as management prepared the channel for the release of the 6.0a upgrade version of this product. WordPerfect 6.0a for MS Windows was subsequently released in May of 1994. North American net sales of $85.0 million in the first quarter of 1994 declined from $140.7 million in the fourth quarter of 1993 and $112.7 million in the first quarter of 1993, comparative decreases of 39.6% and 24.6%, respectively. International net sales of $54.4 million in the first quarter of 1994 declined from $59.3 million in the fourth quarter of 1993 and $59.5 million in the first quarter of 1993, comparative decreases of 8.3% and 8.6%, respectively.

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

     WordPerfect's net sales increased from $579.1 million in 1992 to $707.5 million in 1993, an increase of 22.2%. The increase in net sales, all of which was in North America, resulted primarily from the release of WordPerfect 5.2 for MS Windows in late 1992, the release of WordPerfect 6.0 for DOS in June 1993 and the release of WordPerfect 6.0 for MS Windows in September 1993. This increase in net sales was partially offset by further declines in sales of WordPerfect
5.1 for DOS internationally. The increase in net sales reflected growth in North American net sales from $352.1 million in 1992 to $500.2 million in 1993, an increase of 42.1%, which was offset in part by a decrease in international net sales from $227.0 million in 1992 to $207.3 million, a decrease of 8.7%.

     Net sales decreased from $622.0 million in 1991 to $579.1 million in 1992, a decrease of 6.9%. This decrease was substantially the result of a decline in revenues from sales of WordPerfect for DOS as a result of the general shift in the PC market from the DOS platform to the MS Windows platform, especially internationally. The decrease in net sales also reflects the effects of the overstocking by distributors which WordPerfect believes may have occurred in the fourth quarter of 1991, when WordPerfect announced an increase in its prices beginning in 1992. In addition, WordPerfect had no new product releases during 1992 until the fourth quarter, when it released WordPerfect Presentations for DOS and WordPerfect 5.2 for MS Windows. The decrease in net sales was also partially offset by a significant increase in revenues from sales of WordPerfect
5.1 for MS Windows, reflecting the availability of this product in North America for the full twelve months of 1992, as compared to two months in 1991, and the international release of this product in the first quarter of 1992. Net sales in North America declined from $416.3 million in 1991 to $352.1 million in 1992, a decrease of 15.4%. International net sales increased from $205.7 million to $227.0 million, an increase of 10.4%, reflecting increased sales of WordPerfect for MS Windows.

     Gross Margin

     Gross margin is the difference between net sales and cost of sales. WordPerfect includes in cost of sales all costs of manuals, diskettes and duplication, packaging materials, assembly costs, paper goods, manufacturing related shipping, appropriate manufacturing labor and overhead, royalty payments and customer support. Customer support costs include the costs of personnel, equipment and telephone charges. Customer support costs were $65.9 million in 1993, $54.9 million in 1992, and $48.1 million in 1991. A significant portion of these costs are marketing related. The portion of the support costs that are non-marketing are insignificant vendor obligations. Gross margins are significantly affected by changes in average selling prices. Generally, average selling prices of existing products decline as a result of competitive pressures and product life cycles, which may cause WordPerfect to lower prices or offer other terms to increase or maintain market share. Average selling prices may also decline following WordPerfect's release of new versions of existing products, a substantial portion of which are sold as upgrade packages with lower average selling prices and lower margins than full retail packages. In addition, to the extent WordPerfect offers its products in bundles, suites or pursuant to preloading arrangements with hardware manufacturers, average selling prices may also be negatively affected.

     WordPerfect's gross margin percentage decreased from 76.3% in the first quarter of 1993 to 73.4% in the first quarter of 1994. This decrease was a result of a general decline in the average selling prices of WordPerfect's products and was partially offset by improvements in manufacturing efficiencies.

     WordPerfect's gross margin percentage decreased from 75.4% in 1992 to 74.8% in 1993. This decrease primarily related to continuing declines in average selling prices, as upgrade packages of WordPerfect 5.2 and 6.0 for MS Windows and WordPerfect 6.0 for DOS accounted for an increasing percentage of total sales.

     WordPerfect's gross margin percentage decreased from 76.9% in 1991 to 75.4% in 1992. This decrease resulted from an increase in customer support expense and a general decline of average selling prices for WordPerfect's products, although this decline was partially offset by increased manufacturing efficiencies.

     Selling and Marketing Expenses

     Selling and marketing expenses include personnel and equipment costs, advertising, trade show-related expenses and promotional items. Selling and marketing expenses were $53.8 million, or 31.3% of net sales, in

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

the first quarter of 1993 and $48.1 million, or 34.5% of net sales, in the first quarter of 1994. This decrease resulted from fewer advertising and promotional activities in the first quarter of 1994 and from the effects of the January 1994 reduction-in-force.

     Selling and marketing expenses increased from $148.2 million, or 25.6% of net sales in 1992 to $251.1 million, or 35.5% of net sales, in 1993. This increase was the result of the continuation of WordPerfect's increased focus on selling and marketing activities. During 1993, WordPerfect increased North American personnel, although the costs of this increase were partially offset by reduced compensation expense for certain employees due to the 1992 change in WordPerfect's compensation program. During 1993, WordPerfect also incurred expenses from sponsorship of international sports teams, from its television advertising campaign and from marketing efforts related to the release of WordPerfect 6.0 for DOS and WordPerfect 6.0 for MS Windows.

     Selling and marketing expenses increased from $110.0 million, or 17.7% of net sales in 1991, to $148.2 million, or 25.6% of net sales, in 1992. The increase in selling and marketing expenses is also the result of WordPerfect's greatly increased focus on selling and marketing activities. During 1992, WordPerfect increased its sales and marketing staff, advertising efforts, trade show activities and customer support expenditures.

     Research and Development Expenses

     Research and development expenses consist primarily of personnel and equipment costs required to conduct WordPerfect's development efforts. These costs include internal software development costs, software testing costs, documentation costs and third-party software development costs. WordPerfect believes that significant investments in research and development for multi-operating environment products is required to remain competitive. As a result, WordPerfect has increased its expenditures on research and development each year since 1988.

     WordPerfect's research and development expenses were $29.9 million, or 17.4% of net sales, in the first quarter of 1993 and $29.5 million, or 21.1% of net sales, in the first quarter of 1994. This decrease was primarily the result of the January 1994 reduction-in-force.

     Research and development expenses increased from $100.2 million, or 17.3% of net sales, in 1992 to $125.4 million, or 17.7% of net sales, in 1993. The increase was due primarily to an increase in compensation-related expenses resulting from a larger number of employees in 1993 and the implementation of an incentive bonus program based on completion dates for certain products under development. The increase was partially offset by the reduced compensation expenses for certain employees as a result of the restructured compensation program.

     Research and development expenses were $100.2 million, or 17.3% of net sales, in 1992 and $83.3 million, or 13.4% of net sales, in 1991. The increase from 1991 to 1992 was the result of increased research and development personnel and third-party development costs in support of WordPerfect's continued expansion of its product offerings, both in terms of application software products and the operating environments in which such applications operate. A substantial portion of such costs in 1992 and 1991 were directly related to products which have been or are expected to be released in 1993 and 1994.

     General and Administrative Expenses

     General and administrative expenses are composed primarily of the costs of WordPerfect's finance, legal, facilities, human resources, information systems and other administrative functions. General and administrative expenses increased from $18.4 million, or 10.7% of net sales, in the first quarter of 1993 to $19.1 million, or 13.7% of net sales, in the first quarter of 1994. This increase was primarily the result of increased fees for outside professional services.

     General and administrative expenses were $83.1 million, or 11.7% of net sales, in 1993, $67.6 million, or 11.7% of net sales, in 1992 and $82.2 million, or 13.2% of net sales, in 1991. The increase in general and

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

administrative expenses from 1992 to 1993 resulted primarily from an increase in administrative personnel. The decrease in general and administrative expenses from 1991 to 1992 resulted primarily from a decrease in compensation related expenses. During 1991, WordPerfect paid certain employees large bonuses related to WordPerfect's 1991 performance.

     Purchased In-Process Research and Development Expenses

     Purchased in-process research and development expenses during the first quarter of 1994 and during 1993 and 1992 were principally the result of the acquisition of SoftSolutions Technology Corporation in the first quarter of 1994, the purchase of the InfoCentral technology in the third quarter of 1993, and the acquisition of Reference Software International in the fourth quarter of 1992. A significant portion of the purchase prices for both SoftSolutions Technology Corporation and Reference Software International, as well as all of the purchase price of the InfoCentral technology, were attributable to purchased in-process research and development for future products. The technological feasibility of these products had not been achieved at the time of the acquisitions, and, as a result, the portion of each purchase price attributable to purchased in-process research and development was expensed during the quarter in which it was purchased. See Note 3 of Notes to Consolidated Financial Statements.

    Severance and Non-Recurring Compensation Expense and Restructuring Expense

     During 1992, in a series of transactions, WordPerfect reorganized its management and adjusted compensation levels to market-based salaries with performance and profit based bonuses. These transactions resulted in severance expense of $12.5 million and non-recurring compensation expense of $16.5 million. The severance payments related to former members of management and were expensed when the employees left WordPerfect and the severance arrangements were determined. The non-recurring compensation payments related to one-time payments made to certain employees when they were informed of reduced future compensation levels at industry-appropriate levels. The non-recurring compensation expense was recorded when the amount of the one-time payments were determined and the employees were informed of the restructured compensation levels.

     In September 1993, WordPerfect management adopted plans to restructure and streamline WordPerfect's operations and, as a result, recorded a non-recurring restructuring expense of $33.0 million in the third quarter of 1993. The plan was announced during the fourth quarter of 1993, and its implementation has continued throughout the first and second quarters of 1994. As a result of the plan, WordPerfect's work force has been reduced by approximately 1,100 employees to date in all areas of operations. The $33.0 million restructuring expense included $16.4 million for employee severance and relocation costs, $9.7 million for the disposition of a manufacturing facility in Rotterdam, $3.4 million for costs associated with the discontinuation of DataPerfect and WordPerfect for OS/2, $2.5 million for the revaluation of equipment to estimated realizable value and $1.0 million for outside professional services and other costs associated with the plan. Of the restructuring costs, approximately $11.5 million were non-cash expenditures. Management believes that the plan has enabled WordPerfect to significantly improve its operational efficiencies and estimates that these efficiencies will save WordPerfect approximately $30.0 million in annual operating costs. WordPerfect management does not believe that the restructuring plan will have a material adverse effect on future revenues.

     Other Income

     Other income consists primarily of interest income on cash and short-term investment balances and net gains on foreign currency transactions. Other income decreased from $1.2 million in the first quarter of 1993 to a loss of $500,000 in the first quarter of 1994. This change resulted from foreign currency fluctuations and increased interest expense associated with the notes payable to shareholders. Interest income decreased from 1992 to 1993 as a result of reduced cash and short-term investment balances primarily due to a large distribution to the shareholders in December 1992. Interest income increased from 1991 to 1992 principally because of higher cash and investment balances, offset in part by declining interest rates.

     WordPerfect had a small loss from foreign currency transactions in 1993 and gains from foreign currency transactions in 1991 and 1992. WordPerfect expects gains or losses from foreign currency transactions to

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

fluctuate significantly from period to period, primarily as a result of fluctuating values of the U.S. dollar and the recent instability in European currency markets. WordPerfect recently initiated a program to evaluate purchases of forward foreign exchange contracts to hedge its outstanding accounts receivable exposure in certain countries, and anticipates purchasing such hedge contracts to cover a substantial portion of the outstanding exposure when appropriate. Nonetheless, a decrease in the value of foreign currencies relative to the U.S. dollar could result in future losses from foreign currency transactions.

     Pro Forma Provision for Income Taxes

     From January 1, 1985 through September 30, 1993, WordPerfect had elected to be taxed as an S corporation such that the income tax effects of WordPerfect's activities have accrued directly to its shareholders. Most of WordPerfect's subsidiaries had also made S corporation elections at their inceptions. Such elections were terminated on September 30, 1993 for WordPerfect and December 31, 1993 for WordPerfect's subsidiaries. The Consolidated Financial Statements contained herein include a pro forma amount for the income tax provision that would have been incurred had WordPerfect never been an S corporation, calculated under Financial Accounting Standard No. 109, "Accounting for Income Taxes."

     The provision for income taxes and the pro forma provision for income taxes were approximately $1.8 million and $10.3 million for the first quarters of 1994 and 1993, respectively. These amounts represent effective tax rates of 37.0% (excluding the one-time expense for purchased in-process research and development) in the first quarter of 1994 and 34.0% in the first quarter of 1993. The pro forma provisions for income taxes were approximately $11.9 million, $32.3 million and $75.1 million in 1993, 1992 and 1991, respectively, with effective tax rates of 34.9%, 38.2% and 35.2% for the same periods. The effective rate is determined based upon applicable federal, state and foreign statutory rates, less the pro forma effect of any research and development credits. The increase in the effective tax rate for 1992 reflects the purchased in-process research and development acquired from Reference Software International, which has been expensed for financial accounting purposes but has not been expensed for income tax purposes.

     During the period of WordPerfect's S corporation status, its shareholders have been required, under applicable tax laws, to recognize and pay tax on a greater amount of income than has been accrued pursuant to applicable accounting rules. The amount of taxes paid by the shareholders in excess of the tax provisions on WordPerfect's financial statements has been recorded as an asset and an income tax benefit on September 30, 1993 and December 31, 1993. As a result, WordPerfect recognized approximately $49.9 million as income tax benefit in 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, WordPerfect has financed its activities almost exclusively from cash generated from operations. At March 31, 1994, WordPerfect had approximately $40.5 million of cash and cash equivalents, compared to $55.1 million at December 31, 1993. WordPerfect has a line of credit to finance short-term needs under which it can borrow up to $40 million of either the bank's prime lending rate or 1.125 percent over LIBOR. See Note 7 of Notes to Consolidated Financial Statements.

     Prior to September 30, 1993, WordPerfect's shareholders had been liable for federal and state income taxes on Company earnings as a consequence of WordPerfect's S corporation status. WordPerfect has made periodic distributions to shareholders in amounts sufficient to pay such taxes and as a return of capital. The aggregate amount of such distributions to all shareholders was $20.3 million in 1993, $178.2 million in 1992 and $121.9 million in 1991, excluding the transfer of certain shareholders' interests in a limited liability company which owns the land and buildings used by WordPerfect for its operating activities in North America. For financial statement purposes, the transfer of the limited liability company has been treated as a distribution to such shareholders during 1993 and resulted in a concurrent reduction in shareholders' equity of $79.3 million.

     WordPerfect has historically used cash generated from operations to fund its working capital requirements and to acquire capital equipment. WordPerfect's operating activities utilized net cash of $8.7 million in the first quarter of 1994 and provided net cash of $39.9 million, $155.2 million and $246.1 million in the years ended December 31, 1993, 1992 and 1991, respectively. WordPerfect's capital expenditures aggregated $3.1 million in the first quarter of 1994, and $42.7 million, $47.3 million and $55.9 million for the years ended December 31, 1993, 1992 and 1991, respectively. These expenditures have historically consisted of purchases of computer equipment, furniture and fixture, and costs of new building construction. In the future, WordPerfect's available cash may decrease as a result of changes in the terms of sale to its distributors, which may extend the period that accounts receivable are outstanding. At December 31, 1993, WordPerfect had no material commitments for capital expenditures.

     From time to time, WordPerfect evaluates potential acquisitions of businesses, products or technologies that complement WordPerfect's business. In January 1994, WordPerfect purchased the outstanding common stock of SoftSolutions Technology Corporation ("SoftSolutions"), a developer of network document management software, in exchange for $5.8 million in cash and $9.2 million in notes payable to SoftSolutions stockholders. The notes accrue interest at 6% per annum and are payable in two annual installments beginning in January 1995. WordPerfect has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies.

     WordPerfect believes that the cash generated from operations and amounts available under its line of credit, will satisfy WordPerfect's projected working capital and capital expenditure requirements for at least the next 12 months.

                           MANAGEMENT OF WORDPERFECT

EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND DIRECTORS

     The WordPerfect executive officers and senior management who will serve or are entitled to serve as executives or as members of the Board of Directors of Novell following the Merger are as follows:

               NAME                  AGE             POSITION WITH NOVELL
- -----------------------------------  ---     -------------------------------------
Alan C. Ashton, Ph.D...............   51                   Director
Bruce W. Bastian...................   46                   Director
Adriaan Rietveld...................   39        President, Applications Product
                                                             Group

     Dr. Ashton co-founded WordPerfect and has served as Co-Chairman of the WordPerfect Board of Directors since January 1994. He has served as an executive officer and/or a director of WordPerfect and certain of its subsidiaries since its inception. Prior to founding WordPerfect, Dr. Ashton was a professor at Brigham Young University ("BYU"), where he taught computer science for 14 years. Dr. Ashton received a B.S. degree in mathematics and a Ph.D. degree in computer science from the University of Utah.

     Mr. Bastian co-founded WordPerfect and has served as Co-Chairman of the WordPerfect Board of Directors since January 1994. He has served as an executive officer and/or a director of WordPerfect and certain of its subsidiaries since its inception. Mr. Bastian received a B.A. degree in music from BYU and an M.S. degree in computer science from BYU.

     Mr. Rietveld joined WordPerfect in 1988 and was promoted to President and Chief Executive Officer in January 1994. He previously served as Senior Vice President, Sales and Marketing from November 1992 to December 1993. He has also served in various positions with WordPerfect's subsidiaries and affiliates. Prior to joining WordPerfect, Mr. Rietveld served as General Manager for DELTAware B.V., a software distribution company he co-founded. Mr. Rietveld studied mathematics and communication at Groen van Prinsterer College. See "WordPerfect Certain Transactions."

     The Merger Agreement provides that it will be a condition to WordPerfect's obligation to consummate the Merger that Dr. Ashton and Mr. Bastian (or designees of each of them) be elected to the Novell Board of Directors. This condition has been waived by WordPerfect in return for Novell's agreement that following the Merger the Novell Board of Directors will, promptly following the request of Dr. Ashton and Mr. Bastian, cause the number of directors comprising the full Board of Directors of Novell to be increased by two persons, from seven to nine, and at such time cause Dr. Ashton and Mr. Bastian (or their designees) to be elected to the Novell Board of Directors. Dr. Aston and Mr. Bastian are expected to make a request to join the Novell Board of Directors in the latter part of 1994. In recognition of the foregoing, the disclosures concerning Dr. Aston and Mr. Bastian in the "Management of WordPerfect" Section, while not required by the rules and regulations of the SEC, are being presented on a voluntary basis.

SUMMARY OF CASH AND OTHER COMPENSATION

     The following table sets forth the compensation earned for services rendered to WordPerfect in all capacities during the fiscal year ended December 31, 1993 by each person who will serve or is entitled to serve as an executive officer or director of Novell (together, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL COMPENSATION
                                                        --------------------------       ALL OTHER
          NAME AND PRINCIPAL POSITION            YEAR   SALARY($)(1)   BONUS($)(1)   COMPENSATION($)(2)
- -----------------------------------------------  -----  ------------   -----------   ------------------
Adriaan Rietveld -- President and Chief
  Executive Officer(3).........................   1993    $313,882      $  87,500         $    330
Alan C. Ashton, Ph.D. -- Co-Chairman of the
  Board(4).....................................   1993    $492,446      $ 200,001         $ 10,434
Bruce W. Bastian -- Co-Chairman of the
  Board(5).....................................   1993    $475,000      $ 190,000         $  9,828

- ---------------
(1) WordPerfect granted bonuses to the Named Officers based on predefined individual performance criteria for 1993. Such performance criteria included, but were not limited to, productivity, work quality, creativity/innovation, communication and supervisory skills, and knowledge and analytical skills.

(2) For each Named Officer, "All Other Compensation" includes (i) contributions by WordPerfect to WordPerfect's 401(k) Plan which match contributions made by such individuals to the Plan and (ii) premiums for life insurance policies on behalf of such Named Officer as follows:

                                                                      PLAN       INSURANCE
                                  NAME                            CONTRIBUTION    PREMIUM
        --------------------------------------------------------  ------------   ---------
        Adriaan Rietveld........................................     --           $   330
        Alan C. Ashton..........................................     $8,994       $ 1,140
        Bruce W. Bastian........................................     $8,994       $   834

(3) Mr. Rietveld served as the Senior Vice President, Sales and Marketing of WordPerfect during fiscal year 1993 and became the President and Chief Executive Officer of WordPerfect on January 1, 1994. Mr. Rietveld will serve as President of the Novell Applications Product Group upon consummation of the Merger.

(4) Dr. Ashton served as the President and Chief Executive Officer of WordPerfect during fiscal year 1993 and is currently Co-Chairman of WordPerfect's Board of Directors effective January 1, 1994 and has a right to become a member of the Board of Directors of Novell after the consummation of the Merger.

(5) Mr. Bastian served as Chairman of WordPerfect's Board of Directors during fiscal year 1993 and is currently Co-Chairman of WordPerfect's Board effective January 1, 1994 and has a right to become a member of the Board of Directors of Novell after the consummation of the Merger.

OPTION GRANTS

     No options or stock appreciation rights were granted to any Named Officers during 1993.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth for each of the Named Officers certain information concerning the number of shares subject to both exercisable and unexercisable stock options as of December 31, 1993. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of WordPerfect's Common Stock as of December 31, 1993, as determined by WordPerfect's Board of Directors. No options or stock appreciation rights were exercised during 1993, and no stock appreciation rights were outstanding as of December 31, 1993.

                      AGGREGATED OPTION EXERCISES IN LAST
                 FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

                                                                              VALUE OF UNEXERCISED
                                          NUMBER OF UNEXERCISED               IN-THE-MONEY OPTIONS
                                       OPTIONS AT FISCAL YEAR-END           AT FISCAL YEAR-END($)(1)
                                      -----------------------------     --------------------------------
                 NAME                 EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE(2)
    ------------------------------    -----------     -------------     -----------     ----------------
    Adriaan Rietveld..............         --            225,000             --            $1,125,000
    Alan C. Ashton................         --                 --             --                    --
    Bruce W. Bastian..............         --                 --             --                    --

- ---------------
(1) Based upon the $13.50 per share value of the Company's Common Stock, as determined by WordPerfect's Board of Directors on December 31, 1993.

(2) Pursuant to the Merger Agreement, all WordPerfect Options that are outstanding as of the Effective Date will be assumed by Novell, and all such options will accelerate and become immediately exercisable at that time.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
ARRANGEMENTS

     WordPerfect entered into an employment agreement with Mr. Rietveld on January 22, 1993 pursuant to which WordPerfect has agreed to employ Mr. Rietveld until March 12, 1996. The agreement was amended on January 1, 1994 (the "Addendum") in connection with Mr. Rietveld's promotion to President and Chief Executive Officer of WordPerfect. Pursuant to the Addendum, Mr. Rietveld was granted an option to purchase 25,000 shares of WordPerfect's Common Stock on January 8, 1994 at an exercise price of $13.50 per share. In the event of Mr. Rietveld's involuntary termination without cause (including any termination as a result of death or permanent disability and any termination in connection with a change in control of WordPerfect), he will be entitled to a severance payment for five years as follows: 100% of base salary for the two years following termination, 75% of base salary for the third year, 50% of base salary for the fourth year and 25% of base salary for the fifth year. In addition, all options to purchase shares of WordPerfect Common Stock held by Mr. Rietveld at the time of such involuntary termination without cause will be accelerated so that all such options will become immediately exercisable for 50% of all unvested shares and the remaining 50% will become exercisable one year after the date of involuntary termination without cause. Further, all outstanding options will remain exercisable for a period of three years following the involuntary termination without cause. In the event that Mr. Rietveld voluntarily terminates his employment with WordPerfect, he will receive a severance payment equal to his base salary for a period of 180 days. As previously described, all WordPerfect stock options held by Mr. Rietveld at the Effective Date will automatically accelerate in full and become immediately exercisable at such time. See "Terms of the Merger -- Employee Benefit Plans -- WordPerfect Options."

                      CERTAIN TRANSACTIONS OF WORDPERFECT

     Prior to September 30, 1993, WordPerfect was operated as a series of related entities that were owned or controlled by the shareholders who control WordPerfect (the "Related Entities"). On September 30, 1993 and December 31, 1993, certain Related Entities became wholly owned subsidiaries of WordPerfect (the "Consolidated Entities"). For purposes of the Consolidated Financial Statements included in this Prospectus/Proxy Statement, transactions among these entities have been treated as intracompany transactions of WordPerfect which are eliminated in the consolidation process. See Note 1 of Notes to Consolidated Financial Statements. The Consolidated Entities consist of the following Related
Entities: WordPerfect International, WP Leasing, Inc., ABP Development Company, WordPerfect Publishing Corporation, Reference Software International, Nihon WordPerfect, WP Software GmbH, WordPerfect Danmark, WordPerfect Switzerland, WordPerfect Pacific, WordPerfect America Latina Corporation, WordPerfect Asia, SoftCopy Europe, WordPerfect Brasil Tecnologia Ltda., and WP Properties, L.C.

     For purposes of this "Certain Transactions of WordPerfect" section, references to Dr. Ashton and Mr. Bastian shall refer to Alan C. Ashton and Bruce
W. Bastian respectively, and may also include their respective spouses, children, and trusts. Each of Dr. Ashton and Mr. Bastian are Co-Chairmen of the Board of Directors of WordPerfect.

     During 1988, Dr. Ashton and Mr. Bastian extended a line of credit for working capital to ComputerShow, a corporation substantially owned by Dr. Ashton and Mr. Bastian and included as a consolidated entity of WordPerfect through September 30, 1993. The line of credit bore interest at 9% and had a maximum outstanding balance of $307,000 during 1991. The line of credit was repaid in full during 1992. Total interest paid was $4,000 during 1992 and $22,000 during 1991.

     ABP Development Company provided construction and building maintenance services to and received payment from Dr. Ashton of approximately $41,000 and $69,000 in 1993 and 1992, respectively, from Mr. Bastian of approximately $35,000 in 1993, and from BAT Investments, L.C., a limited liability company substantially owned by Dr. Ashton and Mr. Bastian of approximately $108,000 in 1993. In January 1994, the activities of ABP Development Company were discontinued. Assets related to ABP Development Company, with net book value of approximately $64,000, were distributed to Dr. Ashton and Mr. Bastian.

     WordPerfect entered into agreements with Mr. Lewis Bastian, a brother of Mr. Bastian, and Bastian Enterprises, Inc., a company owned and controlled by Mr. Lewis Bastian ("BEI"), in connection with the development and sale of DataPerfect, a general purpose database software program, and TOOL, an object-oriented language used for software development. Pursuant to these agreements, WordPerfect paid Mr. Lewis Bastian and BEI aggregate consulting fees and royalty payments of $718,000, $474,000 and $479,000 during 1993, 1992 and 1991, respectively. In February 1994, WordPerfect agreed to pay BEI $2.75 million over three years in exchange for a termination of these agreements and to pay BEI fees of $125,000 per year, for up to two years, for consulting services that BEI provides to WordPerfect.

     Pursuant to agreements with Dr. Ashton and Mr. Bastian for the development and sale of WordPerfect Executive and WordPerfect Library, WordPerfect, during 1992 and 1991, made royalty payments to Dr. Ashton of $79,000 and $125,000, respectively, and to Mr. Bastian of $79,000 and $125,000, respectively. Such agreements were terminated as of August 1993.

     During 1992 and 1991, WordPerfect International, formerly WordPerfect Europe, made payments pursuant to management agreements to MeRi, a Dutch company controlled by Adriaan Rietveld, who was then serving as an officer of WordPerfect Europe and SoftCopy Europe, of approximately $6.8 million and $2.0 million, respectively. The $6.8 million payment in 1992 included a negotiated termination of these management agreements for a lump sum payment to MeRi. Mr. Rietveld is currently the President and Chief Executive Officer of WordPerfect. See "Management of WordPerfect -- Employment Contracts, Termination of Employment and Change in Control Arrangements."

     Prior to the Merger, Novell, Sub, WordPerfect and the shareholders of WordPerfect will enter into a Tax Matters Agreement which will provide, among other things, that certain WordPerfect shareholders will severally and not jointly indemnify WordPerfect and Novell with respect to any U.S. federal and Utah and New Mexico state income tax liability (including interest and penalties) arising out of a failure of

WordPerfect or its affiliates to have been S corporations during any taxable year (or that portion of any taxable year) for which such corporations reported for federal and Utah and New Mexico state income tax purposes that they were S corporations. Each such WordPerfect shareholder's liability for purposes of such indemnification will be limited in certain respects pursuant to the terms of the Tax Matters Agreement. See "Terms of the Merger -- Tax Matters Agreement."

     Effective September 30, 1993, all the interests of WP Properties, L.C., a limited liability company owned by Dr. Ashton (50%) and Mr. Bastian (50%), were transferred to WordPerfect in exchange for $5 million in cash and a promissory note in the principal amount of $74.3 million payable to Dr. Ashton and Mr. Bastian. Such note accrues interest at a rate of 6% per annum. Such note, by its terms, shall become due and payable within 30 days after a merger or change in control of WordPerfect.

     In December 1992, ABP Investments, L.C., a limited partnership owned by Dr. Ashton (47.5%), Mr. Bastian (47.5%) and another individual (5%) transferred certain real property directly related to WordPerfect's business to WP Properties, L.C., a Consolidated Entity, initially owned by Dr. Ashton (50%) and Mr. Bastian (50%). The remaining assets, which consisted of certain parcels of real property not directly related to WordPerfect's business, were transferred to BAT Investments, L.C., a limited liability company owned by Dr. Ashton (44.8%), Mr. Bastian (44.8%) and another individual (10.4%). Aggregate lease payments of WordPerfect to BAT Investments, L.C. and its predecessor with respect to such properties were $216,000, $169,000, and $135,000 for 1993, 1992 and 1991, respectively.

     In February 1992, WordPerfect acquired by merger the stock of a company engaged in the duplication, assembly and shipping of software products which was owned by Dr. Ashton (40%), Mr. Bastian (40%) and another individual (20%). In connection with this merger, all of the outstanding stock of the old company was cancelled and 483,150, 483,150 and 413,800 shares of WordPerfect Common Stock were issued to Dr. Ashton, Mr. Bastian and another individual, respectively. In 1992, certain assets that were not directly related to the business activities of WordPerfect, having an aggregate book value of $9.1 million, were distributed to a newly formed corporation ("SoftCopy") owned by Dr. Ashton (49.5%), Mr. Bastian (49.5%) and another individual (1.0%), respectively. For the years ended December 31, 1993 and 1992, the Consolidated Entities made payments to SoftCopy for diskette and duplication services of approximately $906,000 and $1.2 million, respectively.

     During March 1992, WP Leasing, Inc. loaned SoftCopy $100,000 for working capital. In May and June 1992, WP Leasing, Inc. loaned $100,000 to BA Ltd., a limited liability company owned by Mr. Ashton (50%) and Mr. Bastian (50%). Such loans were repaid in 1993.

     UPA Associates, a limited liability company substantially owned by Dr. Ashton and Mr. Bastian provides property maintenance services to WordPerfect. Since its inception in January 1994, aggregate payments from WordPerfect to UPA Associates through April 1, 1994 have been approximately $134,000.

                     PRINCIPAL SHAREHOLDERS OF WORDPERFECT

     The following table sets forth, as of March 31, 1994, certain information with respect to the beneficial ownership of WordPerfect's Common Stock for: (i) each person known by WordPerfect to beneficially own more than 5% of the outstanding shares of WordPerfect Common Stock, (ii) each of WordPerfect's directors, (iii) each of WordPerfect's senior executive officers and (iv) all WordPerfect directors and officers as a group.

                                                   SHARES OF COMMON STOCK BENEFICIALLY OWNED(1)
                                                  ----------------------------------------------
                                                                 PERCENTAGE        PERCENTAGE
       DIRECTORS, EXECUTIVE OFFICERS AND                          OWNERSHIP         OWNERSHIP
           FIVE PERCENT SHAREHOLDERS                NUMBER       PRE-MERGER      POST-MERGER(2)
- ------------------------------------------------  ----------     -----------     ---------------
Alan C. and Karen J. Ashton(3)..................  25,345,670        49.33%             7.03%
  c/o WordPerfect Corporation
  1555 North Technology Way
  Orem, Utah 84057
Bruce W. Bastian(4).............................  20,178,255        39.27%             5.60%
  c/o WordPerfect Corporation
  1555 North Technology Way
  Orem, Utah 84057
Melanie L. Bastian(5)...........................   5,906,655        11.50%             1.64%
  c/o WordPerfect Corporation
  1555 North Technology Way
  Orem, Utah 84057
Adriaan Rietveld(6).............................     250,000            *                 *
David C. Moon(6)................................     275,000            *                 *
R. Duff Thompson(6)(7)..........................     275,000            *                 *
John C. Lewis(6)................................     275,000            *                 *
Daniel W. Campbell(6)...........................     225,000            *                 *
Linda Wertheimer Hart(6)........................      20,000            *                 *
All officers and directors as a group (8
  persons)(8)...................................  46,843,925        88.89%            13.00%

- ---------------
* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of the completion of the Merger, are deemed outstanding for computing the percentage of the person holding such option, but are not outstanding for computing the percentage of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Calculated on the basis that each share of WordPerfect Common Stock will be exchanged for one share of Novell Common Stock upon completion of the Merger. Assumes that a total of 360,401,397 shares of Novell Common Stock will be outstanding upon consummation of the Merger.

(3) Includes 413,256 shares held by a third party as a custodian for Alan and Karen Ashton's children who are under 18 years of age, as to which shares Alan and Karen Ashton disclaim beneficial ownership. Does not include 344,380 shares held by Alan and Karen Ashton's children who are over 18 years of age.

(4) Includes 394,860 shares held by a third party as a custodian for Bruce Bastian's children who are under 18 years of age, as to which shares Bruce Bastian disclaims beneficial ownership. Excludes 5,511,795 shares held by Bruce Bastian's wife, Melanie L. Bastian.

(5) Includes 394,860 shares held by a third party as a custodian for Melanie Bastian's children who are under 18 years of age, as to which shares Melanie Bastian disclaims beneficial ownership. Excludes 19,783,395 shares held by Melanie Bastian's husband, Bruce W. Bastian.

(6) All such shares are subject to an option exercisable within 60 days after the completion of the Merger.

(7) Excludes 808,116 shares which Mr. Thompson holds as custodian for the children of the Ashton family and Bastian family who are under 18 years of age.

(8) Includes 1,320,000 shares subject to options held by directors and officers that are exercisable within 60 days of the completion of the Merger.

                      DESCRIPTION OF NOVELL CAPITAL STOCK

     A brief general description of Novell's capital stock and Shareholder Rights Plan (the "Plan") is set forth below. A more complete description of Novell's capital stock and the Plan is set forth in the Company's Registration Statements on Form 8-A filed with the Securities and Exchange Commission on April 3, 1985 and December 7, 1988, respectively, which are incorporated herein by reference.

     The authorized capital stock of Novell consists of 400,000,000 shares of Novell Common Stock, $.10 par value, and 500,000 shares of Preferred Stock, $.10 par value (the "Novell Preferred Stock"), all of which have been designated Series A Junior Participating Preferred Shares (the "Series A Preferred"). As of March 26, 1994, there were 309,946,279 shares of Novell Common Stock outstanding, 27,978,621 shares of Novell Common Stock issuable upon the exercise of outstanding stock options, and no shares of Novell Preferred Stock outstanding.

NOVELL COMMON STOCK

     Holders of shares of Novell Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders and are not entitled to cumulate votes for the election of directors. Holders of shares of Novell Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Novell Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Novell, the holders of shares of Novell Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Novell Preferred Stock, if any, then outstanding. Shares of Novell Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Novell Common Stock.

SHAREHOLDER RIGHTS PLAN AND PREFERRED STOCK

     Novell's Series A Preferred was created in connection with a Shareholder Rights Plan adopted by the Board of Directors in December 1988. The plan provides for a dividend of rights (the "Rights") which can be exercised to purchase fractional shares of Series A Preferred or, in certain circumstances, Common Stock, at half of the then fair market value of such shares. If Novell were to be acquired under certain circumstances, the Rights could instead allow holders of Novell's Common Stock to buy shares of the acquiring corporation at half the then fair market value of such shares. Each shareholder of record receives one Right for each share of Common Stock that he owns. The Plan was adopted to ensure that all shareholders of Novell receive fair value for their Common Stock in the event of any proposed takeover of the Company and to guard against coercive tactics to gain control of the Company without offering fair value to the Company's shareholders. The Plan may have the effect of delaying or preventing a change in control of Novell. Each share of Novell Common Stock to be received by the WordPerfect shareholders in the Merger will automatically be accompanied by one Right, without the requirement of any action on the part of the WordPerfect shareholder.

             COMPARISON OF RIGHTS OF HOLDERS OF NOVELL COMMON STOCK
                   AND HOLDERS OF COMMON STOCK OF WORDPERFECT

     Upon consummation of the Merger, the former shareholders of WordPerfect, a Utah corporation, will become stockholders of Novell, a Delaware corporation. The rights of such stockholders will be governed by applicable Delaware law ("Delaware Law"), including the Delaware General Corporation Law (the "DGCL"), and by the Restated Certificate of Incorporation and Bylaws of Novell (the "Novell Certificate" and "Novell Bylaws," respectively). The following is a summary of the material differences between Delaware law and applicable Utah law ("Utah Law"), including the URBCA, and between the Novell Certificate and Novell Bylaws, on the one hand, and the Articles of Incorporation and Bylaws of WordPerfect (the "WordPerfect Articles" and "WordPerfect Bylaws," respectively), on the other, that may affect the rights of WordPerfect shareholders who become stockholders of Novell.

PREEMPTIVE RIGHTS

     Under both Delaware Law and Utah Law, security holders of a corporation have only such preemptive rights as may be provided in the corporation's certificate or articles of incorporation. Neither the Novell Certificate nor the WordPerfect Articles grant any preemptive rights to security holders.

DIVIDENDS AND OTHER DISTRIBUTIONS

     Under Utah Law, a corporation may make distributions to shareholders so long as such action would not (a) make the corporation unable to pay its debts as they become due in the usual course of business or (b) cause the corporation's total assets to be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed to satisfy preferential rights of shareholders senior to those receiving the distribution. A Utah corporation may acquire its own shares, and such shares are either returned to the status of "authorized but unissued" or removed from the authorized number of shares, whichever is specified in the articles of incorporation. Limitations on payment of dividends also apply to redemptions of stock.

     Delaware Law permits a corporation to declare and pay dividends out of surplus (defined as net assets minus capital) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware Law generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     Neither the Novell Certificate nor the WordPerfect Articles contain any restrictions on the payment of dividends or the repurchase of shares.

AMENDMENT OF CERTIFICATE OR ARTICLES OF INCORPORATION; AMENDMENT OF BYLAWS

     Under Utah Law, a corporation's articles of incorporation may be amended by resolution of the board of directors and approval by the holders of a majority of the outstanding stock entitled to vote thereon. If any particular class of stock has a right to vote on any amendment to the articles of incorporation, a majority of such shares must be voted in favor of the amendment. The holders of outstanding shares of a class of stock are entitled to vote as a class upon a proposed amendment if it would have certain specified effects, such as changing the preferential rights of such shares, altering rights regarding redemption of such shares, altering preemptive rights of such shares, altering voting rights on such shares or reducing such shares to fractional shares that may be redeemed for cash. In addition, approval of all affected shareholders is required for any amendment that would impose personal liability on such shareholders for the debts of a corporation. Supermajority voting requirements may be imposed and maintained by the articles of incorporation.

     Under Utah Law, the bylaws of a corporation may be amended at any time by the corporation's board of directors, except to the extent that the articles of incorporation reserve this power exclusively to the shareholders, in whole or in part. However, the board of directors (without shareholder approval) may not change a bylaw regarding quorum or voting requirements applicable to approvals by shareholders once such a bylaw is adopted by shareholders, and may not change a bylaw regarding quorum or voting requirements applicable to approvals by directors if such a bylaw was adopted by shareholders or the prior action of the board of directors imposes a requirement of shareholder approval. Conferring power to amend the bylaws upon the directors does not divest shareholders of the power to amend the bylaws.

     Under Delaware Law, an amendment to a corporation's certificate of incorporation requires the approval of the board of directors and the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon. Under Delaware Law, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class for purposes of voting by classes. Under Delaware Law, a provision in a corporation's certificate of incorporation requiring a super-majority vote of the board of directors or stockholders may be amended only by such super-majority vote.

     Under Delaware Law, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the board of directors.

     The Novell Bylaws grant the board of directors the authority to make, alter or repeal the Novell Bylaws. The WordPerfect Bylaws permit the board of directors to make, amend, alter or repeal bylaws, except that no bylaw adopted or amended by the shareholders may be altered or repealed by the board of directors and no bylaw may be adopted by the board requiring more than a majority of the voting shares for a quorum at a meeting of shareholders, or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law or by the WordPerfect Articles.

ACTION BY WRITTEN CONSENT

     Under both Utah Law and Delaware Law, unless otherwise provided in a corporation's articles of incorporation or certificate of incorporation, any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, Utah Law prohibits the election of directors by written consent of the shareholders unless the consent is unanimous.

     Neither the Novell Certificate nor the WordPerfect Articles restricts the ability of the shareholders of the corporation to take action by written consent. The Novell Bylaws contain a provision concerning stockholder actions by written consent consistent with the provisions of Delaware Law. The WordPerfect Bylaws contain a provision concerning shareholder actions by written consent consistent with the provisions of Utah Law, except that all actions by written consent must be unanimously approved by the WordPerfect shareholders.

SPECIAL MEETINGS OF SHAREHOLDERS

     Utah Law provides that a special meeting of shareholders may be called by the board of directors, the holders of shares entitled to cast at least 10% of the votes at such meeting or such other persons as are authorized by the bylaws. Under Delaware Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

     The WordPerfect Bylaws contain provisions concerning special meetings consistent with the provisions of Utah Law described above, authorizing the chairman of the board and the president, in addition to the board of directors, to call a special meeting. The Novell Bylaws contain provisions concerning special meetings consistent with the provisions of Delaware Law described above, and also empower the chairman of the board, the president, or holders of a majority of the outstanding capital stock of Novell to call a special meeting.

VOTING IN THE ELECTION OF DIRECTORS

     In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A shareholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the shareholder may choose. Without cumulative voting, the holders of a majority of the shares voting in the election of directors would have the power to elect all the directors to be elected, and no person could be elected without the support of holders of a majority of the shares.

     Under Utah Law, unless otherwise provided in the articles of incorporation, every shareholder entitled to vote at the election of directors has the right to cast, in person or by proxy, all of the votes to which the

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

shareholder's shares are entitled for as many persons as there are directors to be elected and for whose election the shareholder has the right to vote. Directors are elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting of shareholders at which a quorum is present. Shareholders do not have the right to cumulate their votes for the election of directors unless the articles of incorporation so provide.

     Under Delaware Law, cumulative voting is not mandatory, and cumulative voting rights must be provided in a corporation's certificate of incorporation if stockholders are to be entitled to cumulative voting rights. Delaware Law requires that elections of directors be by written ballot, unless otherwise provided in a corporation's certificate of incorporation.

     Neither the WordPerfect Articles nor the Novell Certificate provides for cumulative voting.

NUMBER AND QUALIFICATION OF DIRECTORS

     Utah Law permits the board of directors to change the authorized number of directors by amendment to the bylaws unless the number of directors is fixed (and not allowed to be changed) by the articles of incorporation, in which case a change in the number of directors may be made only by amendment to the articles of incorporation. The minimum number of individuals on a board of directors is three unless there are only one or two shareholders. No decrease in the number of directors is permitted to shorten the term of any incumbent director.

     Under Delaware Law, the minimum number of directors is one. Delaware Law permits the board of directors alone to change the authorized number, or the range, of directors by amendment to the bylaws, unless the directors are not authorized in the certificate of incorporation to amend the bylaws or the number of directors is fixed in the certificate of incorporation, in which cases a change in the number of directors may be made only upon approval of such change by the stockholders.

     The Novell Bylaws provide for a variable number of directors between three and nine, with the exact number currently fixed at six. The WordPerfect Bylaws provide for a board of three members.

     None of Utah Law, Delaware Law, the WordPerfect Articles or the WordPerfect Bylaws or the Novell Certificate or the Novell Bylaws sets forth specific qualification requirements for directors.

CLASSIFICATION OF BOARD

     A classified board is one in which a certain number, but not all, of the directors are elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors, and thus a potential change in control of a corporation, a lengthier and more difficult process.

     Both Utah Law and Delaware Law permit, but do not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively.

     None of the WordPerfect Articles or the WordPerfect Bylaws or the Novell Certificate or the Novell Bylaws provides for a classified board of directors.

REMOVAL OF DIRECTORS

     Under Utah Law, directors may generally be removed, with or without cause, by holders of a majority of the shares entitled to vote at an election of directors, unless the articles of incorporation provide otherwise. However, in the case of a corporation having cumulative voting, a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against removal.

     Under Delaware Law, a director of a corporation, such as Novell, that does not have a classified board of directors or cumulative voting may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote at an election of directors. In the case of a corporation having cumulative voting, if less than the entire board is to be removed, a director may not be removed without cause unless the number of shares voted against such removal would not be sufficient to elect the director under cumulative

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

voting. A director of a corporation with a classified board of directors may be removed only for cause, unless the certificate of incorporation otherwise provides. Neither the WordPerfect Articles nor the Novell Certificate alters the statutory means by which directors may be removed by shareholders.

FILLING VACANCIES ON THE BOARD OF DIRECTORS

     Under Utah Law, vacancies or new positions in the board of directors of a corporation may be filled by vote of the shareholders or an affirmative vote of a majority of the remaining directors (even though less than a quorum of the board of directors). Unless the articles of incorporation provide otherwise, if one or more directors are elected by a particular class of shareholders, only such shareholders or the directors elected by such shareholders may fill the vacancy. The WordPerfect Articles do not provide otherwise.

     Under Delaware Law, vacancies and newly created directorships may be filled by a majority of the directors then in office, although less than a quorum, unless otherwise provided in the certificate of incorporation or bylaws. The Novell Certificate and the Novell Bylaws do not provide otherwise. However, if the certificate of incorporation directs that a particular class is to elect such director, such vacancy may be filled only by the other directors elected by such class. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to such increase, the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office.

TRANSACTIONS INVOLVING OFFICERS OR DIRECTORS

     Under Utah Law, a transaction between a corporation and a party related to a director in some way may not be enjoined, set aside or create a cause of action unless the director's relationship to such party would constitute a statutory "conflicting interest transaction." "Conflicting interest transactions" have to do with beneficial financial interests of a director or persons or entities associated with the director so as to influence the director's decisions. A director's conflicting interest transaction may be protected against future challenge if approved by a majority of the disinterested directors, even if not otherwise a quorum, or if approved by disinterested shareholders holding a majority of the shares entitled to vote upon the matter, in each case after full disclosure.

     Under Delaware Law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other entity in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable if (i) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the board of directors or committee which authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors; (ii) the material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved by the stockholders; or
(iii) the contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof, or the stockholders. A corporation may make loans to, guarantee the obligations of or otherwise assist its officers or other employees and those of its subsidiaries, including directors who are also officers or employees, when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Utah Law generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a disinterested quorum of the directors, by a disinterested committee of the board of directors consisting of at least two directors, by special legal counsel or by a majority vote of a quorum of the shareholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, a director may not be indemnified in a derivative suit or in connection with any other proceeding in which the director is found liable on a charge that he derived an improper personal benefit. Unless otherwise provided in the articles of incorporation, indemnification is mandatory to a director who is successful in defending an action on the merits or otherwise.

     Utah Law permits a corporation to adopt a provision in its charter documents eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for acts or failures to act in the director's capacity as a director, except liability for financial benefits to which the director was not entitled, intentional infliction of harm to the corporation or shareholders, unlawful distributions or intentional violation of criminal laws.

     Under Delaware Law, a corporation has the power to indemnify any agent against expenses, judgments, fines and settlements incurred in a proceeding, other than an action by or in the right of the corporation, if the person acted in good faith and in a manner that the person reasonably believed to be in the best interests of the corporation or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reason to believe that their conduct was unlawful. In the case of an action by or in the right of the corporation, the corporation has the power to indemnify any agent against expenses incurred in defending or settling the action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made when a person is adjudged liable to the corporation, unless a court determines such person is entitled to indemnity for expenses, and then such indemnification may be made only to the extent that such court shall determine. Delaware Law requires that to the extent an officer, director, employee or agent of a corporation is successful on the merits or otherwise in defense of any third-party or derivative proceeding, or in defense of any claim, issue or matter therein, the corporation must indemnify such person against expenses incurred in connection therewith.

     Under Delaware Law, a corporation may adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision may not eliminate or limit director monetary liability for (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(iii) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit.

     The Novell Certificate eliminates the liability of directors for monetary damages to the corporation for breach of fiduciary duty to the fullest extent permitted under Delaware Law and the Novell Bylaws contain indemnification provisions consistent with the Novell Certificate and Delaware Law. Novell has also entered into indemnification agreements with certain of its officers and directors that require Novell to indemnify such persons to the fullest extent permitted under Delaware Law.

     The WordPerfect Bylaws contain provisions permitting indemnification of expenses incurred in the defense or settlement of derivative or third-party actions to the fullest extent allowed under Utah law. WordPerfect has also entered into indemnification agreements with certain of its officers and directors that require WordPerfect to indemnify such persons to the fullest extent permitted under Utah Law.

MERGERS AND SALES OF SUBSTANTIALLY ALL CORPORATE ASSETS

     Utah Law generally requires that a majority of the shareholders of both the acquiring and the target corporation approve statutory mergers. However, Utah Law does not require a shareholder vote of the surviving corporation in a merger if (a) the merger occurs between a parent and its subsidiary, if the parent owns at least 90% of the total outstanding stock of the subsidiary and certain other provisions of Utah Law are met, (b) the articles of incorporation of the surviving corporation are not amended, (c) each shareholder of the surviving corporation holds the same number of identical shares immediately after the merger and (d) the number of shares issued by the surviving corporation in the merger does not represent an increase by more than 20% of (i) the voting shares of the corporation or (ii) the shares that would participate without limitation in distributions. The board of directors may sell, lease, exchange or otherwise dispose of all, or substantially all, of the corporation's assets without consent or approval of the shareholders when done in the regular course of its business and may mortgage or pledge such property whether or not in the regular course of its business. When not done in the regular course of the corporation's business, the disposition of all or substantially all of the corporation's assets requires the approval of a majority of the outstanding shares of each class.

     Under Delaware Law, the principal terms of a merger generally require the approval of the stockholders of each of the merging corporations, but do not require the approval of the stockholders of any parent corporation, even when the parent corporation's securities are to be used as consideration for the merger. Unless otherwise required in a corporation's certificate of incorporation, Delaware Law does not require a stockholder vote of the surviving corporation in a merger if (i) the merger agreement does not amend the existing certificate of incorporation, (ii) each share of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger and (iii) either no shares of the surviving corporation and no securities convertible into such stock are to be issued in the merger or the number of shares to be issued by the surviving corporation in the merger does not exceed 20% of the shares outstanding immediately prior to the merger. A disposition of substantially all of a corporation's assets requires the approval of the outstanding shares of the corporation.

     None of the WordPerfect Articles, WordPerfect Bylaws, Novell Certificate or Novell Bylaws contain any additional provisions relating to mergers or sales of substantially all corporate assets.

CREATION OF INDEBTEDNESS

     The WordPerfect Articles provide that no long-term indebtedness may be created by the corporation without the prior consent of a majority of the shareholders. No comparable provision is found in the Novell Certificate.

APPRAISAL RIGHTS

     For a description of appraisal rights provided by Utah Law, see "Terms of the Merger -- Dissenters' Rights" and Part 13 of the URBCA, which is set forth in Appendix B hereto.

     Under Delaware Law, the right to receive the fair market value of dissenting shares is made available to stockholders of a constituent corporation in a merger or consolidation effected under the Delaware Code. Dissenters' rights of appraisal are not available (i) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation, (ii) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares or (iii) to stockholders of a parent corporation that is not itself a constituent corporation in a merger transaction.

     None of the WordPerfect Articles, WordPerfect Bylaws, Novell Certificate or Novell Bylaws contain any additional provisions relating to dissenters' rights of appraisal.

SHAREHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     Under the Utah Control Shares Acquisitions Act (the "CSAA"), acquisition (on a cumulative basis) of 20% or more of the voting power of certain publicly held corporations located in Utah in a "control shares acquisition" prohibits such shares, known as "control shares," from being voted on any matter unless and until a resolution allowing such shares to be voted is approved by a majority of the outstanding shares of each class of stock, excluding "interested shares." "Interested shares" are those held by the acquiror subject to the CSAA and all officers and employee-directors of the company. A corporation may "opt out" of the CSAA in its charter documents at any time prior to a control share acquisition.

     The CSAA defines "control shares" as shares of a publicly traded company that, when combined with all other shares of that company owned or controlled by one shareholder or group of shareholders acting in concert, represents 20% or more of the voting power of the company in an election of directors. The definition

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

of "control shares acquisition" contains some important exceptions to the list of transactions that would trigger application of the CSAA, including (a) transactions entered into or agreed upon in writing before the CSAA's 1987 adoption, (b) pursuant to laws of descent and distribution, (c) pursuant to a pledge arrangement made in good faith and not intended to circumvent the CSAA,
(d) pursuant to a merger or share exchange approved by shareholders under Utah Law and (e) in certain cases, if the shares are acquired from a shareholder that had received approval under the CSAA or whose shares would have been outside of the definition of control share acquisition under one of the exemptions mentioned.

     The CSAA applies only to shares of a corporation formed under the laws of the State of Utah that has (a) 100 or more shareholders, (b) its principal office or place of business, or substantial assets, located in Utah and (c) one or more of (i) more than 10% of its shareholders resident in Utah, (ii) more than 10% of its shares owned by Utah residents or (iii) 10,000 shareholders that are Utah residents. Shares held by banks, depositories (except as trustees), brokers or nominees are disregarded for purposes of calculations. The CSAA does not state that the corporation's shares must be traded on a stock exchange or national trading system in order to be considered an "issuing public corporation."

     Upon an acquiror obtaining a majority interest in a corporation subject to the CSAA, other shareholders obtain dissenter's rights to appraisal and cash payment in return for their shares, if desired, and such amount must not be less than the amount paid for the shares acquired in the control shares acquisition. The CSAA also contains provisions allowing the corporation to provide in its charter documents for the ability to redeem the acquiror's shares at fair market value under certain conditions for up to 60 days after the control share acquisition; however, the corporation may not redeem the shares if the acquiror files a notice with the corporation unless the shareholders refuse to grant full voting rights.

     The CSAA is relatively new and no information about its application under case law is available. It appears that the CSAA is similar to control share acquisition statutes that have been adopted by other states. In practical effect, the CSAA causes an entity intent on an acquisition of a controlling position in a widely held, Utah-based corporation to obtain shareholder approval for such an acquisition.

     Section 203 of the Delaware Code ("Section 203") prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

     For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested stockholder; sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to ten percent or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

     The three-year moratorium imposed on business combinations by Section 203 does not apply if (i) prior to the date on which such stockholder becomes an interested stockholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) on or after the date such person becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by 66.67% of the voting stock not owned by the interested stockholder.

     Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, are quoted on an interdealer quotation system such as NASDAQ or are held of record by more than 2,000 stockholders. However, a Delaware corporation may elect not to be governed by Section 203 by a provision in its original certificate of incorporation or an amendment thereto or to the bylaws, which amendment must be approved by majority stockholder vote and may not be further amended by the board of directors.

     Section 203 is currently under challenge in lawsuits arising out of ongoing takeover disputes, and it is not yet clear whether and to what extent its constitutionality will be upheld by the courts. Although the United States District Court for the District of Delaware has consistently upheld the constitutionality of Section 203, the Delaware Supreme Court has not yet considered the issue. So long as the constitutionality of Section 203 is upheld,
Section 203 will encourage any potential acquiror to negotiate with the Company's board of directors. Section 203 also has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for a Delaware corporation in which all stockholders would not be treated equally. Stockholders should note that the application of Section 203 to the Company will confer upon the Board the power to reject a proposed business combination, even though a potential acquiror may be offering a substantial premium for the Company's stock over the then current market price (assuming the stock is then publicly traded).
Section 203 should also discourage certain potential acquirors unwilling to comply with its provisions.

     None of the WordPerfect Articles, WordPerfect Bylaws, Novell Certificate or Novell Bylaws contain any additional provisions relating to transactions with interested shareholders or other takeover situations.

INSPECTION OF SHAREHOLDER LIST, BOOKS AND RECORDS

     Both Utah Law and Delaware Law allow any shareholder to inspect and copy a corporation's shareholder list for a purpose reasonably related to such person's interest as a shareholder.

     Utah Law allows any director or shareholder to inspect the corporation's charter documents; minutes of shareholder meetings, actions and written communications; list of officers; annual report; and financial statements for the past three years for any purpose. In addition, any director or shareholder may inspect minutes of board meetings and actions, accounting records and shareholder lists upon demand made in good faith for a purpose reasonably related to the demanding shareholder's or director's interest as a shareholder or director. Such information may not be used for other purposes.

     Delaware Law allows any stockholder to inspect the stockholders' list and other books and records of the corporation for a purpose reasonably related to such person's interest as a stockholder. Directors, whether or not stockholders, have a similar right.

     The WordPerfect Bylaws and the Novell Bylaws contain provisions consistent with the provisions of Utah Law and Delaware Law, respectively, regarding the inspection of the shareholder list.

SHAREHOLDER DERIVATIVE SUITS

     Under Utah Law, a shareholder may only bring a derivative action on behalf of the corporation if the shareholder was a shareholder when the transaction complained of occurred or he became a shareholder through transfer by operation of law from someone who was a shareholder at that time. The suing shareholder must explain what request, if any, was made to the board of directors and that the request was refused or ignored or why the shareholder did not make such a demand. Dismissal of such a proceeding requires court approval.

     Under Delaware Law, a stockholder may only bring a derivative action on behalf of the corporation if the stockholder was a stockholder of the corporation at the time of the matter in question or the stockholder's

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

stock thereafter devolved upon the stockholder by operation of law. Dismissal of such a proceeding generally requires court approval.

     None of the WordPerfect Articles, WordPerfect Bylaws, Novell Certificate or Novell Bylaws contain any additional provisions relating to shareholder derivative suits.

DURATION OF PROXIES

     Under Utah Law, unless otherwise provided in the articles of incorporation, a proxy appointment is ordinarily valid only for 11 months. Proxies may be given by facsimile or other electronic transmission.

     Delaware Law allows proxies to have a duration of three years. Proxies may be given by facsimile or other electronic transmission.

     The Novell Bylaws and the WordPerfect Bylaws contain provisions consistent with the provisions of Delaware Law and Utah Law, respectively, regarding the duration of proxies.

DISSOLUTION

     Under Utah Law, a majority of all votes entitled to be cast are needed to authorize a corporation's dissolution, with or without the approval of the corporation's board of directors.

     Under Delaware Law, unless the board of directors approves a proposal to dissolve a corporation, the dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors, it need only be approved by a majority of the corporation's stockholders.

                                    EXPERTS

     The consolidated financial statements and schedules of Novell appearing or incorporated by reference in Novell's Annual Report on Form 10-K for the fiscal year ended October 30, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon appearing or incorporated by reference therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given upon authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of WordPerfect as of December 31, 1993 and 1992 and for each of the three years in the period ended December 31, 1993, included in this Prospectus/Proxy Statement have been so included in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the Novell Common Stock issuable pursuant to the Merger and certain other legal matters relating to the Merger and the transactions contemplated thereby will be passed upon for Novell by Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, Palo Alto, California. Larry W. Sonsini, a member of Wilson, Sonsini, Goodrich & Rosati, is a director of Novell. In fiscal 1993, 1992 and 1991, legal fees of approximately $2,000,000, $716,000 and
$510,000, respectively, were paid to Wilson, Sonsini, Goodrich & Rosati by
Novell.

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                   INDEX TO WORDPERFECT FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants...................................................    F-2
Consolidated Balance Sheet..........................................................    F-3
Consolidated Statement of Income....................................................    F-4
Consolidated Statement of Shareholders' Equity......................................    F-5
Consolidated Statement of Cash Flows................................................    F-6
Notes to Consolidated Financial Statements..........................................    F-7
Consolidated Condensed Balance Sheet................................................    F-19
Consolidated Condensed Statement of Income..........................................    F-20
Consolidated Condensed Statement of Cash Flows......................................    F-21
Notes to Consolidated Condensed Financial Statements................................    F-22

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of WordPerfect Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of WordPerfect Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE
Salt Lake City, Utah
March 22, 1994

                            WORDPERFECT CORPORATION

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                             DECEMBER 31,
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 55,127     $ 86,569
  Accounts receivable less allowance for doubtful accounts
     of $5,936 and $5,098..............................................    63,672       39,670
  Inventories..........................................................    23,467       16,412
  Deferred income taxes................................................    43,587           --
  Prepaid expenses and other assets....................................    19,350       12,666
                                                                         --------     --------
          Total current assets.........................................   205,203      155,317
Property, plant and equipment, net.....................................   186,903      175,157
Deferred income taxes..................................................     6,310           --
Other assets...........................................................     3,066        3,305
                                                                         --------     --------
          Total assets.................................................  $401,482     $333,779
                                                                         ========     ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $ 37,472     $ 37,448
  Accrued expenses.....................................................    98,604       77,233
  Deferred revenue.....................................................    17,949       23,230
  Income taxes payable.................................................     5,001        6,371
  Notes payable........................................................     8,640           --
                                                                         --------     --------
          Total current liabilities....................................   167,666      144,282
Notes payable to shareholders..........................................    75,369           --
Long-term debt and other liabilities...................................     8,920       12,256
                                                                         --------     --------
          Total liabilities............................................   251,955      156,538
                                                                         --------     --------
Shareholders' equity:
  Common stock, no par value, 200,000,000 shares authorized, 51,380,100
     shares issued and outstanding.....................................    79,327
  Retained earnings....................................................    73,313      176,383
  Cumulative translation adjustment....................................    (3,113)         858
                                                                         --------     --------
          Total shareholders' equity...................................   149,527      177,241
                                                                         --------     --------
          Total liabilities and shareholders' equity...................  $401,482     $333,779
                                                                         ========     ========

          See accompanying notes to consolidated financial statements.

                            WORDPERFECT CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                             1993          1992          1991
                                                          -----------   -----------   -----------
Net sales...............................................  $   707,515   $   579,118   $   621,994
Cost of sales...........................................      178,071       142,531       143,948
                                                          -----------   -----------   -----------
Gross margin............................................      529,444       436,587       478,046
Expenses:
  Selling and marketing.................................      251,064       148,209       110,023
  Research and development..............................      125,379       100,168        83,281
  General and administrative............................       83,127        67,602        82,207
  Non-recurring compensation expense....................           --        28,957            --
  Purchased in-process research and development.........        3,001        20,367            --
  Restructuring.........................................       33,000            --            --
                                                          -----------   -----------   -----------
Total expenses..........................................      495,571       365,303       275,511
Income from operations..................................       33,873        71,284       202,535
Other income, net.......................................          236        13,205        10,603
                                                          -----------   -----------   -----------
Income before provision for income taxes................       34,109        84,489       213,138
Provision (benefit) for income taxes(Note 9)............      (41,771)       11,541        12,310
                                                          -----------   -----------   -----------
Net income..............................................  $    75,880   $    72,948   $   200,828
                                                           ==========    ==========    ==========
Unaudited pro forma data (Note 16):
  Income before provision for income taxes..............  $    34,109   $    84,489   $   213,138
  Provision for income taxes............................       11,918        32,252        75,080
                                                          -----------   -----------   -----------
  Net income............................................  $    22,191   $    52,237   $   138,058
                                                           ==========    ==========    ==========
  Net income per share..................................  $      0.41   $      1.02   $      2.76
                                                           ==========    ==========    ==========
  Weighted average number of common shares(Note 2)......   53,490,673    51,380,100    50,000,000
                                                           ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                            WORDPERFECT CORPORATION

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                            CUMULATIVE
                                                  COMMON      RETAINED      TRANSLATION
                                                   STOCK      EARNINGS      ADJUSTMENT    TOTAL
                                                  -------     ---------     -------     ---------
Balance at December 31, 1990....................  $    --     $ 202,759     $ 2,396     $ 205,155
Distributions to shareholders...................       --      (121,947)         --      (121,947)
Foreign currency translation....................       --            --       1,661         1,661
Net income......................................       --       200,828          --       200,828
                                                  -------     ---------     -------     ---------
Balance at December 31, 1991....................       --       281,640       4,057       285,697
Distributions to shareholders...................       --      (178,205)         --      (178,205)
Foreign currency translation....................       --            --      (3,199)       (3,199)
Net income......................................       --        72,948          --        72,948
                                                  -------     ---------     -------     ---------
Balance at December 31, 1992....................       --       176,383         858       177,241
Distributions to shareholders...................       --       (99,623)         --       (99,623)
Termination of S corporation status (Note 8)....   79,327       (79,327)         --            --
Foreign currency translation....................       --            --      (3,971)       (3,971)
Net income......................................       --        75,880          --        75,880
                                                  -------     ---------     -------     ---------
Balance at December 31, 1993....................  $79,327     $  73,313     $(3,113)    $ 149,527
                                                  =======     =========     =======     =========

          See accompanying notes to consolidated financial statements.

                            WORDPERFECT CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1993         1992          1991
                                                           --------     ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................  $ 75,880     $  72,948     $ 200,828
  Adjustments to reconcile net income to net cash
     provided by operating activities:
  Depreciation and amortization..........................    33,692        26,849        21,169
  Provision for restructuring costs......................    33,000            --            --
  Charge for purchased in-process research and
     development.........................................     3,001        20,367            --
  Changes in assets and liabilities:
     Accounts receivable.................................   (29,579)        4,062        (2,947)
     Inventories.........................................   (12,488)        5,601        (3,266)
     Deferred income taxes...............................   (49,897)           --            --
     Prepaid expenses and other assets...................    (8,350)        4,022        (5,251)
     Accounts payable....................................       735         4,229         9,160
     Accrued expenses....................................    (1,967)        6,126        20,158
     Income taxes payable................................     1,074        (2,567)        4,938
     Deferred revenue....................................    (5,154)       13,525         1,333
                                                           --------     ---------     ---------
  Net cash provided by operating activities..............    39,947       155,162       246,122
                                                           --------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net purchases of short-term investments................        --        (8,265)      (44,144)
  Purchases of property, plant and equipment.............   (42,748)      (47,322)      (55,868)
  Proceeds from sale of equipment........................     2,959         1,003           276
  Purchases of other assets..............................      (237)       (1,088)         (957)
  Payment for acquisitions, net of cash acquired.........        --        (7,760)           --
  Change in other liabilities............................      (931)          105           (28)
                                                           --------     ---------     ---------
  Net cash used in investment activities.................   (40,957)      (63,327)     (100,721)
                                                           --------     ---------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of long-term debt............................       (76)       (1,746)       (8,876)
  Repayment of short term debt...........................    (5,820)           --            --
  Distributions to shareholders..........................   (23,889)      (80,871)     (121,947)
                                                           --------     ---------     ---------
  Net cash used in financing activities..................   (29,785)      (82,617)     (130,823)
                                                           --------     ---------     ---------
Effect of exchange rate changes on cash..................      (647)           72           293
                                                           --------     ---------     ---------
Net (decrease)/increase in cash and cash equivalents.....   (31,442)        9,290        14,871
Cash and cash equivalents at beginning of period.........    86,569        77,279        62,408
                                                           --------     ---------     ---------
Cash and cash equivalents at end of period...............  $ 55,127     $  86,569     $  77,279
                                                           ========     =========     =========

          See accompanying notes to consolidated financial statements.

                            WORDPERFECT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     WordPerfect Corporation ("WordPerfect" or the "Company") is engaged in the development, marketing, distribution and customer support of software products throughout the world. All references to the Company in these consolidated financial statements refer to the Company and the entities that were merged into or purchased by the Company, as described below.

     On February 1, 1992, SoftCopy, Inc. ("SoftCopy"), a corporation affiliated with the Company through common ownership, was merged into WordPerfect. In connection with the merger, WordPerfect issued 1,380,100 shares of common stock for all of SoftCopy's outstanding common stock. SoftCopy provided duplication, assembly and shipping services for the Company and other third-party software developers. Immediately subsequent to the merger, certain assets of SoftCopy were distributed to a newly-formed corporation ("New SoftCopy") which was organized to provide duplication and assembly service to third-party developers; results of operations of New SoftCopy are not included in the consolidated financial statements for any period presented.

     Prior to September 30, 1993, the Company had been organized as numerous legal entities under common control. These entities, including WordPerfect, WP Leasing, Inc. ("Leasing"), ABP Development ("Development"), WordPerfect Publishing Corporation ("Publishing"), ComputerShow, WP Properties ("Properties"), WordPerfect International ("International") and Reference Software International ("RSI"), owned the assets and conducted the operations of the Company. On September 30, 1993, the common stock of RSI owned by the shareholders was contributed to WordPerfect. Also, the owner's interest in Properties was transferred to WordPerfect in exchange for $5.0 million cash and notes of $74.3 million payable to the existing shareholders of the Company, which represented Properties' net book value at the date of the transfer (see
Note 11). On the same date, the common stock of ComputerShow was distributed to the shareholders of the Company at ComputerShow's net book value of $1.4 million. The common stock of the remaining entities were contributed to WordPerfect on December 31, 1993.

     Because the above transactions were among entities under common control, the Company has accounted for them in a manner similar to a pooling of interests and, accordingly, the Company's consolidated financial statements include the historical results of SoftCopy (excluding New SoftCopy), Leasing, Development, Publishing, Properties and International for all periods presented (see Note
11). Results of operations of RSI are included from date of acquisition (see
Note 3); results of operations of ComputerShow are included to the date of distribution of the common stock to the shareholders.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The consolidated financial statements comprise those of the Company and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Cash Equivalents

     Cash and cash equivalents include all highly liquid investments with a maturity of three months or less at the date of purchase.

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories include materials, direct labor and overhead.

                            WORDPERFECT CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Property, plant and equipment

     Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

        Buildings.......................................................  30 years
        Equipment and office furniture..................................  7 years
        Computer and communications equipment...........................  5 years
        Vehicles........................................................  3 years
        Leasehold improvements..........................................  Lease term

     Maintenance and repairs are expensed as incurred. The cost of assets and related accumulated depreciation are removed from the accounts upon retirement or other disposition; any resulting gain or loss is reported as other income or expense.

     Revenue Recognition

     Revenue from sales to distributors, other resellers and directly to users is recognized when products are shipped. Revenues are reduced for anticipated sales returns and allowances. Advance payments are recorded as deferred revenue and recognized as revenue when products are shipped. Subscription, maintenance and service revenues are billed directly to the customer. Revenue is recognized ratably over the term of the related sales contract or as services are performed. The Company is in compliance for all periods presented with the requirements set forth in the Statement of Position 91-1, "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants.

     Software Development Costs

     Software development costs are capitalized from the date technological feasibility is obtained, if material. Such deferrable costs have not been material during the periods presented.

     Noncontractual Customer Support Obligations

     Provision is made at the time of sale for estimated costs of customer support for which the Company is not contractually obligated but has historically provided.

     Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Prior to September 30, 1993, the Company elected to be taxed as an S corporation whereby the income tax effects of the Company's activities accrue directly to its shareholders; therefore, adoption of SFAS 109 required no establishment of deferred income taxes since no material differences between financial reporting and the tax basis of assets and liabilities existed. On September 30, 1993, WordPerfect terminated its S corporation elections. On December 31, 1993, the Company's other entities terminated their S corporation elections. As a result, deferred income taxes under the provisions of SFAS 109 were established on the dates the S corporation elections were terminated.

                            WORDPERFECT CORPORATION

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) Pro forma Net Income Per Common Share

     Pro forma net income per common share is computed using the weighted average number of common shares and common equivalent shares outstanding.

     Foreign Currency Translation

     The assets and liabilities denominated in foreign currency are translated into U.S. dollars at exchange rates existing at the balance sheet date. Revenues, costs and expenses are translated at the average exchange rates during the year. Resulting translation adjustments are reported as a separate component of shareholders' equity. Gains and (losses) resulting from foreign currency transactions of ($598,000), $2.9 million and $1.9 million for the years ended December 31, 1993, 1992 and 1991, respectively, are included in other income in the consolidated financial statements.

     Major Customers and Concentration of Credit Risk

     The Company sells its products primarily to distributors and resellers on cash or credit terms. Net sales to a distributor were 18%, 17% and 18% of total net revenue for the years ended December 31, 1993, 1992 and 1991, respectively. Net sales to a second distributor were 19%, 21% and 13% of total net revenue for the years ended December 31, 1993, 1992 and 1991, respectively. The Company's receivables are from distributors and resellers of software products throughout the world; the Company performs ongoing credit evaluations of its customers' financial condition and provides reserves to reflect its receivables at realizable values.

NOTE 3 -- ACQUISITIONS

     In July 1993, the Company acquired technology which will be used for the development of a personal information manager software product. The purchase price representing purchased in-process research and development of $3.0 million was charged against operations in 1993.

     In December 1992, the Company acquired 75 percent of the outstanding shares of RSI. Substantially all of the remaining 25 percent of the outstanding shares were acquired by February 1993. The total acquisition price of $20.0 million consisted of $5.0 million cash and deferred payments of $15.0 million bearing interest at five percent. That portion of the purchase price representing purchased in-process research and development of $16.0 million was charged against operations in 1992.

     In October 1992, the Company acquired the assets of Beagle Bros., Inc., developers of software technology, for $2.5 million in cash. The portion of the purchase price representing purchased in-process research and development of $2.0 million was charged against operations in 1992.

     In August 1992, the Company acquired the assets of MagicSoft, Inc., developers of communications software technology, for $1.3 million in cash and $1.3 million of deferred payments. The portion of the purchase price representing purchased in-process research and development of $2.3 million was charged against operations in 1992.

     Pro forma statements of operations as though the companies had been combined from the beginning of the year would not differ significantly from reported results.

     In January 1994, the Company acquired the outstanding common stock of SoftSolutions Technology Corporation ("SoftSolutions"), a developer of network document management software, in exchange for a $5.8 million down payment and notes payable of $9.2 million. The notes accrue interest at 6% per annum and

                            WORDPERFECT CORPORATION

NOTE 3 -- ACQUISITIONS -- (CONTINUED)
are payable in two annual installments beginning in January 1995. Results of operations of SoftSolutions were not material.

NOTE 4 -- INVENTORIES

     Inventories are comprised of the following (in thousands):

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     1993        1992
                                                                   --------    --------
        Finished goods...........................................  $  7,129    $  3,969
        Raw materials............................................    16,338      12,443
                                                                   --------    --------
                                                                   $ 23,467    $ 16,412
                                                                    =======     =======

NOTE 5 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                 ----------------------
                                                                   1993         1992
                                                                 ---------    ---------
        Land and improvements..................................  $  12,592    $  12,379
        Buildings and improvements.............................    100,167       99,488
        Computer and communications equipment..................    112,991       86,105
        Equipment and office furniture.........................     52,272       44,767
        Vehicles...............................................      5,916        5,553
        Leasehold improvements.................................      3,945        3,427
                                                                 ---------    ---------
                                                                   287,883      251,719
        Less accumulated depreciation and amortization.........    100,980       76,562
                                                                 ---------    ---------
                                                                 $ 186,903    $ 175,157
                                                                  ========     ========

NOTE 6 -- ACCRUED EXPENSES

     Accrued expenses is comprised of the following (in thousands):

                                                                       DECEMBER 31,
                                                                   --------------------
                                                                     1993        1992
                                                                   --------    --------
        Reserve for returns and exchanges........................  $ 12,502    $ 18,415
        Noncontractual customer support obligations..............    15,147      15,495
        Compensation and related liabilities.....................    15,382      13,884
        Marketing and advertising................................    10,935       5,807
        Property, sales and other taxes..........................     6,545       5,653
        Restructuring costs......................................    28,500          --
        Other....................................................     9,593      17,979
                                                                   --------    --------
                                                                   $ 98,604    $ 77,233
                                                                    =======     =======

NOTE 7 -- BANK LINE OF CREDIT

     During May 1993, the Company entered into a bank line of credit of $40.0 million which expires May 26, 1994. Interest on borrowings is at the bank's prime rate or at 1.125 percent over the Base LIBOR Rate, at the

                            WORDPERFECT CORPORATION

NOTE 7 -- BANK LINE OF CREDIT -- (CONTINUED)
Company's option. The agreement contains covenants that require the Company to maintain certain financial ratios and also prohibit the payment of cash dividends, the purchase or redemption of Company capital stock or the distribution of assets to the shareholders subsequent to termination of the Company's S corporation election.

NOTE 8 -- EQUITY TRANSACTIONS

     Common Stock

     On December 29, 1992, the Company amended its articles of incorporation to increase the number of authorized shares from 1,250,000 to 200,000,000. In addition, the Company's Board of Directors and shareholders approved a 50-for-1 split of its common stock effective December 29, 1992.

     Retained Earnings and Common Stock

     As a result of the Company's termination of its S corporation status (see Notes 1 and 9), the undistributed retained earnings of the S corporations at the respective dates of termination were reclassified to common stock.

     Retained earnings at December 31, 1993 consists of the tax benefit from the recognition of the deferred tax assets resulting from the change in tax status included in 1993 results of operations and net income for WordPerfect and Properties for the period October 1, 1993 through December 31, 1993.

     Stock Options

     In December 1992, the Company adopted the WordPerfect Corporation 1992 Long-Term Incentive Plan (the "Plan"), which authorized the granting of incentive and nonstatutory stock options, stock purchase rights, stock appreciation rights and long-term performance awards to certain employees and consultants. The Company has reserved a total of 12,000,000 shares of common stock for issuance under the Plan. Incentive stock options must be granted with exercise prices at least equal to the fair market value of the common stock on the grant date, as determined by the Board of Directors. The options vest and become exercisable in full on the fifth anniversary of the date of the grant. However, in the event of a registration statement covering an initial public offering of the Company's common stock, the options become vested at a rate of 20 percent immediately prior to the closing of the offering and 20 percent for each of the four years following the closing date until fully vested. The options expire ten years from date of grant. In the event of a change in control, all options become fully vested.

     During December 1992, the Company granted 6,364,000 options at $8.50 per share. During 1993, the Company granted 1,162,500 options, 60,000 options and 41,000 options at $8.50 per share, $10.50 per share and $13.50 per share, respectively. At December 31, 1993, no options have been exercised or have expired; however, 134,500 options have been cancelled. At December 31, 1993, options for 4,507,000 shares were available for future grants.

     In May 1993, the Company adopted the 1993 Director Option Plan (the "Director Plan"), which authorized the granting of nonstatutory stock options to nonemployee directors of the Company. The Company has reserved a total of 250,000 shares of common stock for issuance under the Director Plan. During June 1993, the Company granted 40,000 options at an exercise price of $13.50 per share. No options have been exercised, canceled or have expired.

                            WORDPERFECT CORPORATION

NOTE 8 -- EQUITY TRANSACTIONS -- (CONTINUED)
     Employee Stock Purchase Plan

     During May 1993, the Company adopted the 1993 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. The Company has reserved 3,000,000 shares of common stock for issuance under the Purchase Plan. An eligible employee may purchase shares of common stock from the Company through payroll deductions of up to ten percent of their compensation at a price per share equal to 85 percent of the fair market value of the common stock at the beginning of each offering period. Offering periods will commence on or after July 1 and January 1. No shares have been sold under the Purchase Plan.

NOTE 9 -- INCOME TAXES

     Consolidated pretax income for the year ended December 31, 1993 consists of the following (in thousands):

        U.S. Operations....................................................  $ 34,032
        International Operations...........................................        77
                                                                             --------
                                                                             $ 34,109
                                                                              =======

     The provision/(benefit) for current and deferred income taxes for the year ended December 31, 1993 consists of the following (in thousands):

        Current
          Federal.......................................................    $    902
          State.........................................................         174
          Foreign.......................................................       7,050
                                                                            --------
                                                                               8,126
                                                                            --------
        Deferred
          Federal.......................................................       7,139
          State.........................................................       1,557
          Foreign.......................................................          --
          Change in tax status..........................................     (58,593)
                                                                            --------
             Benefit for income taxes...................................    $(41,771)
                                                                            ========

     As a result of the Company's reorganization as described in Note 1, the Company will no longer be treated as an S corporation. Accordingly, the benefit for income taxes for the year ended December 31, 1993 consists of the cumulative income tax effect from recognition of the deferred tax assets at the respective dates of S corporation termination, the provision for income taxes for the period October 1, 1993 through December 31, 1993 for WordPerfect and Properties and the income taxes paid in foreign countries for all entities during the year.

     The provision for income taxes for 1992 and 1991 primarily represents income taxes paid in foreign countries not recognizing an S corporation status.

                            WORDPERFECT CORPORATION

NOTE 9 -- INCOME TAXES -- (CONTINUED)
     Significant components of the Company's deferred tax assets as of December 31, 1993, were as follows (in thousands):

                    Deferred tax assets:
                      Restructuring reserve....................  $12,837
                      Non-contractual customer support
                         reserve...............................    5,603
                      Reserve for sales returns................    5,134
                      Capitalized documentation costs..........    4,841
                      Unearned revenue.........................    5,388
                      Inventory reserve........................    2,617
                      Allowance for doubtful accounts
                         receivable............................    2,309
                         Other.................................   11,168
                                                                 -------
                           Total deferred tax assets...........  $49,897
                                                                 =======

     The Company has determined that a valuation allowance for the deferred tax assets is not necessary.

     The reconciliation of the 1993 effective income tax rate excluding the effect of the change in tax status is as follows:

                    Federal statutory tax rate...................   35.0%
                    State income taxes, net of federal benefit...    3.3
                    Research and development credit..............   (2.8)
                    Foreign taxes................................   20.7
                    S corporation earnings prior to change in tax
                      status.....................................   (7.0)
                    Other........................................    0.1
                                                                   -----
                                                                    49.3%
                                                                   =====

     The Company adopted SFAS 109, effective January 1, 1993. SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax liabilities and assets are determined based upon temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Differences between financial reporting and tax basis arise most frequently from differences in timing of income and expense recognition.

     Since the Company was treated as an S corporation for income tax purposes at January 1, 1993, adoption required no establishment of deferred income taxes. However, as a result of the Company's change in tax status as described in Note 1, the Company under the provisions of SFAS 109 established deferred tax assets which represent the cumulative difference in recognition of income and expenses for financial and income tax reporting purposes for depreciation, allowance for doubtful accounts, various accrued expenses and other items at the respective dates of change in tax status.

NOTE 10 -- SUPPLEMENTAL CASH FLOW INFORMATION

     Income taxes paid for the years ended December 31, 1993, 1992 and 1991 amounted to $10.4 million, $15.0 million and $7.8 million, respectively.

     During 1992, the Company distributed $97.3 million of short-term investments to the shareholders of the Company.

                            WORDPERFECT CORPORATION

NOTE 10 -- SUPPLEMENTAL CASH FLOW INFORMATION -- (CONTINUED)
     During 1992, the Company acquired MagicSoft, Inc. and Reference Software International. The acquisition price included deferred payments of $16.4 million of which $10.9 million representing the long-term portion and $5.5 million representing the current portion are included in other long-term liabilities and accrued expenses, respectively, in the financial statements.

     During 1993, the Company included in distributions to shareholders $79.3 million for the transfer of Properties and $1.4 million for the distribution of ComputerShow (see Note 1).

NOTE 11 -- RELATED PARTY TRANSACTIONS

     Effective September 30, 1993, the owner's interests in Properties was transferred to the Company by existing shareholders in exchange for $5.0 million cash and notes payable of $74.3 million. The notes accrue interest at 6% per annum.

     The Company provided construction and building maintenance services for the shareholders and a company owned by these shareholders and an executive officer of the Company and received payments for the services rendered of $184,000, $162,000 and $1.2 million in 1993, 1992 and 1991, respectively.

     WordPerfect entered into agreements with Mr. Lewis Bastian, a brother of Mr. Bastian, in connection with the development and sale of DataPerfect, a general purpose database software program, and TOOL, an object-oriented language used for software development. Pursuant to these agreements, WordPerfect paid Mr. Lewis Bastian consulting fees and royalty payments of $718,000, $474,000 and $479,000 during 1993, 1992 and 1991, respectively. In February 1994, WordPerfect agreed to pay Mr. Lewis Bastian $3.0 million over four years in exchange for a termination of these agreements.

     Pursuant to agreements with Dr. Ashton and Mr. Bastian for the development and sale of WordPerfect Executive and WordPerfect Library, WordPerfect, during 1992 and 1991, made royalty payments to Dr. Ashton of $79,000 and $125,000, respectively, and to Mr. Bastian of $79,000 and $125,000, respectively.

     Effective with the merger of Softcopy into the Company as described in Note 1, a 20 percent shareholder in SoftCopy (which interest represented 51 percent of the voting shares of SoftCopy) exchanged such shares for shares of the Company, thereby increasing his ownership of the Company from 0.2 percent to one percent. The one percent interest in the Company was acquired on December 24, 1992 by its controlling shareholders for $4.5 million.

     Effective March 31, 1992, the controlling owners of the Company and ABP Investments ("Investments"), predecessor to Properties, acquired the nine percent interest in Investments held by another member of the ownership group for $3.9 million. Subsequent thereto, assets held by Investments were split into Properties (owner and lessor of real property utilized by the Company) and another corporation (investments in non-Company related real properties); the latter corporation is not a member of the consolidated group presented herein (see Note 1).

     On March 31, 1992, Development, Leasing, International and Publishing purchased and retired the common stock held by a shareholder of each of these companies at an aggregate cost of $600,000. In addition, on March 31, 1993, Publishing acquired the remaining shares not held by the controlling shareholders of the Company for $1.3 million.

     The Company entered into management agreements with a distribution company controlled by an existing officer of the Company. Payments of approximately $6.8 million and $2.0 million were made pursuant to these management agreements for the years 1992 and 1991, respectively. The payments of $6.8 million in 1992 included a negotiated termination of these management agreements.

                            WORDPERFECT CORPORATION

NOTE 11 -- RELATED PARTY TRANSACTIONS -- (CONTINUED)
     The accompanying consolidated financial statements include the operating results of each of the entities involved in the related party transactions outlined above (exclusive of operations attributable to the corporation holding investments in non-Company related real properties) for all periods presented either as a result of (a) the transactions being between companies under common control or (b) the transactions being at amounts which approximate book value. Further, the results of operations attributable to the ownership interests acquired were not significant in any period in relation to the consolidated operating results of the Company. Shares issued in connection with the SoftCopy transaction are included in the consolidated financial statements for all periods presented.

NOTE 12 -- SAVINGS PLAN

     The Company has a defined contribution savings plan which qualifies under
Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. Participants may contribute certain amounts of their gross wages each calendar year. The plan provides for discretionary matching contributions by the Company which amounted to $4.8 million, $4.2 million and $3.7 million for the years ended December 31, 1993, 1992 and 1991, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     Minimum annual rental payments for existing operating leases at December 31, 1993 are as follows (in thousands):

                1994...............................................  $ 5,460
                1995...............................................    4,254
                1996...............................................    2,561
                1997...............................................    1,964
                1998...............................................    1,587
                                                                     -------
                                                                     $15,826
                                                                     =======

     Rent expense under operating leases was $4.9 million, $3.7 million, and $3.2 million for the years ended December 31, 1993, 1992 and 1991, respectively.

     The Company has entered into a commitment to sponsor certain sporting teams. The Company's remaining commitment aggregates to $5.8 million per year for 1994 and 1995.

     At December 31, 1993, the Company had irrevocable standby letters of credit of approximately $12.7 million outstanding which guarantee the deferred payments due to the former shareholders of RSI relating to the purchase of their stock. The Company pays a commitment fee of 0.5 percent on the outstanding portion of the letters of credit.

     Effective January 1, 1994, the Company entered into employment agreements with certain of its key executives in connection with changes in the executive management structure of the Company announced in November 1993. Under such agreements, severance payments and benefits would become payable in the event of specified terminations of employment.

     The Company is involved in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

                            WORDPERFECT CORPORATION

NOTE 14 -- SEGMENT INFORMATION

     The Company operates exclusively within the software industry. The following summarizes the Company's operations by geographic segment (in thousands):

                                    NORTH                           OTHER
                                   AMERICAN       EUROPEAN      INTERNATIONAL
                                  OPERATIONS     OPERATIONS      OPERATIONS       ELIMINATIONS     CONSOLIDATED
                                  ----------     ----------     -------------     ------------     ------------
1993
Net revenues:
  Customers.....................   $ 500,192      $ 158,896        $48,427         $       --        $707,515
  Intercompany..................      76,577         28,075             --           (104,652)             --
                                  ----------     ----------     -------------     ------------     ------------
     Total......................   $ 576,769      $ 186,971        $48,427         $ (104,652)       $707,515
                                    ========       ========      =========          =========       =========
Operating income................   $  52,758      $ (12,671)       $(6,214)        $       --        $ 33,873
                                    ========       ========      =========          =========       =========
Identifiable assets.............   $ 359,826      $ 101,840        $15,307         $  (75,491)       $401,482
                                    ========       ========      =========          =========       =========
1992
Net revenues:
  Customers.....................   $ 352,092      $ 184,460        $42,566         $       --        $579,118
  Intercompany..................      98,150         22,022          2,931           (123,103)             --
                                  ----------     ----------     -------------     ------------     ------------
     Total......................   $ 450,242      $ 206,482        $45,497         $ (123,103)       $579,118
                                    ========       ========      =========          =========       =========
Operating income................   $  35,599      $  25,409        $10,276         $       --        $ 71,284
                                    ========       ========      =========          =========       =========
Identifiable assets.............   $ 351,304      $ 102,452        $11,216         $ (131,193)       $333,779
                                    ========       ========      =========          =========       =========
1991
Net revenues:
  Customers.....................   $ 416,262      $ 170,149        $35,583         $       --        $621,994
  Intercompany..................      90,937          9,555            738           (101,230)             --
                                  ----------     ----------     -------------     ------------     ------------
     Total......................   $ 507,199      $ 179,704        $36,321         $ (101,230)       $621,994
                                    ========       ========      =========          =========       =========
Operating income................   $ 133,181      $  57,109        $12,245         $       --        $202,535
                                    ========       ========      =========          =========       =========
Identifiable assets.............   $ 342,251      $ 113,581        $ 8,868         $  (57,450)       $407,250
                                    ========       ========      =========          =========       =========

     Intercompany sales between geographic areas are accounted for at cost. "Other International Operations" primarily include affiliates in Australia, Japan, Singapore, South Africa, Brazil and Chile. The majority of U.S. export revenues of $36.1 million, $32.5 million and $40.3 million for the years ended December 31, 1993, 1992 and 1991, respectively, result from sales to Canada.

NOTE 15 -- RESTRUCTURING AND NON-RECURRING COMPENSATION EXPENSES

     In the third quarter of 1993, the Company recorded a $33.0 million non-recurring charge to restructure and streamline its operations. The provision includes employee severance costs, the write-down of assets to estimated realizable values, outside professional fees and other expenses associated with the restructuring plan.

     As part of the management reorganization compensation program, the Company incurred non-recurring compensation expenses and made payments in 1992 to certain employees aggregating $29.0 million.

                            WORDPERFECT CORPORATION

NOTE 16 -- UNAUDITED PRO FORMA DATA

  Pro Forma Provision for Income Taxes

     Consolidated pretax income consists of the following (in thousands):

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1993        1992         1991
                                                       -------     -------     --------
        U.S. Operations..............................  $34,032     $59,118     $177,413
        International Operations.....................       77      25,371       35,725
                                                       -------     -------     --------
                                                       $34,109     $84,489     $213,138
                                                       =======     =======     ========

     The consolidated income statement includes a pro forma presentation for income taxes which would have been recorded if the Company had not been an S corporation based upon the tax laws in effect during those periods utilizing accounting standards required by SFAS 109. The unaudited pro forma income tax provisions are as follows (in thousands):

                                                       FOR THE YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1993        1992         1991
                                                       -------     -------      -------
        Current:
          Federal....................................  $ 6,263     $21,271      $57,215
          State......................................    3,383       6,874       13,178
          Foreign....................................    7,050      11,593       14,626
          Deferred...................................   (4,778)     (7,486)      (9,939)
                                                       -------     -------      -------
                                                       $11,918     $32,252      $75,080
                                                       =======     =======      =======

     The differences between pro forma income taxes at the statutory federal income tax rate of 34 and 35 percent and pro forma income taxes reported in the consolidated statement of income are as follows:

                                                           FOR THE YEAR ENDED DECEMBER
                                                                       31,
                                                           ----------------------------
                                                           1993        1992        1991
                                                           ----        ----        ----
        Federal statutory tax rate....................     35.0%       34.0%       34.0%
        State income taxes, net of federal benefit....      4.8         4.0         3.6
        Purchased in-process research and
          development.................................      2.7         5.6          --
        Research and development credit...............     (9.3)       (2.8)       (2.0)
        Other.........................................      1.7        (2.6)       (0.4)
                                                           ----        ----        ----
                                                           34.9%       38.2%       35.2%
                                                           ====        ====        ====

                            WORDPERFECT CORPORATION

NOTE 16 -- UNAUDITED PRO FORMA DATA -- (CONTINUED)
Supplemental Pro Forma Data:

     As discussed in Notes 1 and 11, on September 30, 1993, the owners' interest in Properties was transferred to the Company in exchange for 6% notes payable aggregating $74.3 million and cash of $5.0 million; results of operations of Properties are included in the accompanying financial statements for all periods presented. The following supplemental pro forma data presents the results of operations after adjustment to reflect additional interest expense assuming such notes payable had been issued on January 1, 1993.

            Income before income taxes...............................     $34,109
            Interest expense.........................................       3,341
                                                                         --------
            Income before provision for income taxes.................      30,768
            Provision for income taxes...............................       9,992
                                                                         --------
            Net income...............................................     $20,776
                                                                         --------
                                                                         --------
            Net income per share.....................................       $0.39
                                                                            -----
                                                                            -----
            Weighted-average number of shares........................  53,490,673
                                                                       ----------
                                                                       ----------

NOTE 17 -- SUBSEQUENT EVENT

     On March 21, 1994, the Company signed a definitive agreement to merge with Novell, Inc. ("Novell"). Novell is a leading provider of network server operating system software that integrates desktop computers, servers, and mini-computer and mainframe hosts for business-wide information sharing. Its sales for the fiscal year ended October 30, 1993 were approximately $1.1 billion. The transaction, which will be accounted for as a pooling of interests, will be effected through the exchange of 51,380,100 shares of Novell's common stock for all of the issued and outstanding shares of the Company's common stock. The Company will become a wholly-owned subsidiary of Novell. The transaction is subject to certain conditions including approval from the United States Justice Department and the effective filing of a registration statement with the Securities and Exchange Commission. Completion of the transaction is expected in June 1994.

                            WORDPERFECT CORPORATION

                      CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT SHARE INFORMATION)

                                                                         MARCH 31,   DECEMBER 31,
                                                                           1994          1993
                                                                         ---------   ------------
ASSETS
Current assets:
  Cash and cash equivalents............................................  $  40,484     $ 55,127
  Accounts receivable less allowance for doubtful accounts of $6,539
     and $5,936........................................................     60,679       63,672
  Inventories..........................................................     20,926       23,467
  Deferred income taxes................................................     44,310       43,587
  Prepaid expenses and other assets....................................     20,067       19,350
                                                                         ---------   ------------
          Total Current Assets.........................................    186,466      205,203
  Property, plant and equipment, net...................................    182,861      186,903
  Deferred income taxes................................................      6,310        6,310
  Other assets.........................................................      3,163        3,066
                                                                         ---------   ------------
                                                                         $ 378,800     $401,482
                                                                          ========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $  21,329     $ 37,472
  Accrued expenses.....................................................     84,909       98,604
  Deferred revenue.....................................................     20,870       17,949
  Income taxes payable.................................................      6,939        5,001
  Notes payable........................................................     13,489        8,640
                                                                         ---------   ------------
          Total Current Liabilities....................................    147,536      167,666
  Notes payable to shareholders........................................     76,506       75,369
  Long term debt and other liabilities.................................     15,409        8,920
                                                                         ---------   ------------
                                                                           239,451      251,955
                                                                         ---------   ------------
Shareholders' equity:
  Common stock, no par, 200,000,000 shares authorized, 51,380,100
     shares issued and outstanding.....................................     79,327       79,327
  Retained earnings....................................................     61,739       73,313
  Cumulative translation adjustment....................................     (1,717)      (3,113)
                                                                         ---------   ------------
                                                                           139,349      149,527
                                                                         ---------   ------------
                                                                         $ 378,800     $401,482
                                                                          ========   ==========

           See notes to consolidated condensed financial statements.

                            WORDPERFECT CORPORATION

                   CONSOLIDATED CONDENSED STATEMENT OF INCOME
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31,
                                                                      -------------------------
                                                                         1994           1993
                                                                      ----------     ----------
Net sales...........................................................  $  139,436     $  172,150
Cost of sales.......................................................      37,070         40,877
                                                                      ----------     ----------
Gross margin........................................................     102,366        131,273
Expenses:
  Selling and marketing.............................................      48,060         53,839
  Research and development..........................................      29,479         29,912
  General and administrative........................................      19,115         18,351
  Purchased in process research and development.....................      14,969             --
                                                                      ----------     ----------
Total expenses......................................................     111,623        102,102
                                                                      ----------     ----------
Income/(loss) from operations.......................................      (9,257)        29,171
  Other income, net.................................................        (470)         1,198
                                                                      ----------     ----------
  Income/(loss) before provision for income taxes...................      (9,727)        30,369
Provision for income taxes..........................................       1,782          3,831
                                                                      ----------     ----------
  Net income/(loss).................................................  $  (11,509)    $   26,538
                                                                       =========      =========
  Net income/(loss) per share.......................................  $     (.22)
                                                                       =========
Weighted average number of common shares............................  51,380,100
                                                                       =========
Unaudited pro forma data:
  Income before provision for income taxes..........................                 $   30,369
  Provision for income taxes........................................                     10,325
                                                                                     ----------
  Net income/(loss).................................................                 $   20,044
                                                                                      =========
  Net income/(loss) per share.......................................                 $      .39
                                                                                      =========
Weighted average number of common shares............................                 52,035,582
                                                                                      =========

           See notes to consolidated condensed financial statements.

                            WORDPERFECT CORPORATION

                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                                  (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income/(loss)....................................................  $(11,509)    $ 26,538
  Adjustments to reconcile net income/(loss) to net cash
     provided/(used) by operating activities:
     Depreciation and amortization.....................................     7,871        8,584
     Charge for purchased in-process research and development..........    14,969           --
     Changes in assets and liabilities:
       Accounts receivable.............................................     3,819      (10,917)
       Inventories.....................................................     3,034       (3,345)
       Prepaid expenses and other assets...............................      (459)        (656)
       Accounts payable................................................   (16,334)        (746)
       Accrued expenses................................................   (14,202)      14,152
       Income taxes payable............................................     1,956         (147)
       Deferred taxes..................................................      (723)          --
       Deferred revenue................................................     2,825         (790)
                                                                         --------     --------
  Net cash provided/(used) by operating activities.....................    (8,753)      32,673
                                                                         --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment...........................    (3,125)     (10,975)
  Change in other liabilities..........................................       (34)         257
  Purchases of other assets............................................       (97)        (177)
  Payment for acquisitions, net of cash acquired.......................    (5,665)          --
  Proceeds from sale of equipment......................................        53           --
                                                                         --------     --------
  Net cash used in investment activities...............................    (8,868)     (10,895)
                                                                         --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayment of) long-term debt..........................     3,100       (5,938)
  Distributions to shareholders........................................        --       (1,821)
                                                                         --------     --------
  Net cash provided/(used) by financing activities.....................     3,100       (7,759)
                                                                         --------     --------
Effect of exchange rate changes on cash................................      (122)          (9)
                                                                         --------     --------
Net increase/(decrease) in cash and cash equivalents...................   (14,643)      14,010
Cash and cash equivalents at beginning of period.......................    55,127       86,569
                                                                         --------     --------
Cash and cash equivalents at end of period.............................  $ 40,484     $100,579
                                                                         ========     ========

           See notes to consolidated condensed financial statements.

                            WORDPERFECT CORPORATION

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with the instructions to Form-10Q and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

     The consolidated condensed financial statements include the accounts of WordPerfect Corporation and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     In the opinion of management all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the results for the interim periods have been made. The interim financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 1993 appearing elsewhere herein.

NOTE 2 -- MERGER WITH NOVELL, INC.

     On March 21, 1994, the Company signed a definitive agreement to merge with Novell, Inc. ("Novell"). Novell is a leading provider of network server operating system software that integrates desktop computers, servers, and mini-computer mainframe hosts for business-wide information sharing. Its sales for the fiscal year ended October 31, 1993 were approximately $1.1 billion. The transaction, which will be accounted for as a pooling of interests, will be effected through the exchange of 51,380,100 shares of Novell's common stock for all of the issued and outstanding shares of the Company's common stock. The Company will become a wholly-owned subsidiary of Novell. The transaction is subject to certain conditions including approval from the United States Justice Department and the effective filing of a registration statement with the Securities and Exchange Commission. Completion of the transaction is expected in June 1994.

NOTE 3 -- UNAUDITED PRO FORMA DATA

     For the three months ended March 31, 1993, the consolidated statement of income includes a pro forma presentation for income taxes which would have been recorded if the Company had not been an S corporation based upon the tax laws in effect during that period utilizing accounting standards required by SFAS 109. Pro forma net income per share is computed using the weighted average number of common shares and common equivalent shares outstanding.

NOTE 4 -- INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories include materials, direct labor and overhead and consist of the following (in thousands):

                                                                       MARCH 31,     DECEMBER 31,
                                                                         1994            1993
                                                                       ---------     ------------
Finished goods.......................................................   $ 8,620        $  7,129
Raw materials........................................................    12,306          16,338
                                                                       ---------     ------------
          Total......................................................   $20,926        $ 23,467
                                                                       ========      ==========

NOTE 5 -- ACQUISITION

     In January 1994, the Company acquired the outstanding common stock of SoftSolutions Technology Corporation ("SoftSolutions"), a developer of network document management software, in exchange for cash of $5.8 million and notes payable of $9.2 million. The notes accrue interest at 6% per annum and are payable in two annual installments beginning in January 1995. That portion of the purchase price representing purchased in-process research and development of $14.4 million was charged against operations during the quarter.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                                  NOVELL, INC.

                            NOVELL ACQUISITION CORP.

                            WORDPERFECT CORPORATION

                                 ALAN C. ASHTON

                                BRUCE W. BASTIAN

                                      AND

                               MELANIE L. BASTIAN

                                 MARCH 21, 1994

                               TABLE OF CONTENTS

                                                                                       PAGE
                                                                                       ----
ARTICLE I -- THE MERGER..............................................................   A-1
     1.1    Merger; Effective Time...................................................   A-1
     1.2    Closing..................................................................   A-1
     1.3    Effects of the Merger....................................................   A-1
     1.4    Tax-Free Reorganization; Pooling of Interests............................   A-1
ARTICLE II -- EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
              CORPORATIONS; EXCHANGE OF CERTIFICATES.................................   A-2
     2.1    Effect on Capital Stock..................................................   A-2
     2.2    Exchange of Certificates.................................................   A-3
ARTICLE III -- REPRESENTATIONS AND WARRANTIES OF WORDPERFECT.........................   A-4
     3.1    Organization, Standing and Power.........................................   A-4
     3.2    Capital Structure........................................................   A-4
     3.3    Authority................................................................   A-4
     3.4    Financial Statements.....................................................   A-5
     3.5    Compliance with Law......................................................   A-6
     3.6    No Defaults..............................................................   A-6
     3.7    Litigation...............................................................   A-6
     3.8    No Material Adverse Effect...............................................   A-6
     3.9    Absence of Undisclosed Liabilities.......................................   A-7
    3.10    Information Supplied.....................................................   A-7
    3.11    Certain Agreements.......................................................   A-8
    3.12    ERISA....................................................................   A-8
    3.13    Major Contracts..........................................................   A-8
    3.14    Taxes....................................................................   A-9
    3.15    Interests of Officers and Directors......................................  A-10
    3.16    Intellectual Property....................................................  A-10
    3.17    Restrictions on Business Activities......................................  A-11
    3.18    Title to Properties; Absence of Liens and Encumbrances; Condition of       A-12
            Equipment................................................................
    3.19    Governmental Authorizations and Licenses.................................  A-12
    3.20    Environmental Matters....................................................  A-12
    3.21    Insurance................................................................  A-12
    3.22    Board Approval...........................................................  A-13
    3.23    Labor Matters............................................................  A-13
    3.24    Questionable Payments....................................................  A-13
    3.25    Accounting Matters.......................................................  A-13
    3.26    Brokers..................................................................  A-13
    3.27    Disclosure...............................................................  A-13

                                       (i)

                                                                                       PAGE
                                                                                       ----
ARTICLE IV -- REPRESENTATIONS AND WARRANTIES OF NOVELL AND SUB.......................  A-14
     4.1    Organization; Standing and Power.........................................  A-14
     4.2    Capital Structure........................................................  A-14
     4.3    Authority................................................................  A-14
     4.4    SEC Documents; Novell Financial Statements...............................  A-15
     4.5    Information Supplied.....................................................  A-15
     4.6    Litigation...............................................................  A-15
     4.7    No Defaults..............................................................  A-16
     4.8    Opinion of Financial Advisor.............................................  A-16
     4.9    Accounting Matters.......................................................  A-16
    4.10    Brokers..................................................................  A-16
    4.11    Disclosure...............................................................  A-16
ARTICLE V -- CONDUCT AND TRANSACTIONS PRIOR TO EFFECTIVE TIME; ADDITIONAL
             AGREEMENTS..............................................................  A-16
     5.1    Information and Access...................................................  A-16
     5.2    Conduct of Business of the Parties.......................................  A-17
     5.3    Negotiation With Others..................................................  A-19
     5.4    Preparation of S-4 and the Proxy Statement; Other Filings................  A-19
     5.5    Advice of Changes........................................................  A-20
     5.6    Shareholder Approval.....................................................  A-20
     5.7    Agreements to Cooperate..................................................  A-20
     5.8    State Statutes...........................................................  A-21
     5.9    Consents.................................................................  A-21
    5.10    Nasdaq National Market Listing...........................................  A-21
    5.11    Public Announcements.....................................................  A-21
    5.12    Affiliates...............................................................  A-21
    5.13    WordPerfect Options......................................................  A-22
    5.14    Indemnification..........................................................  A-22
    5.15    Notification of Certain Matters..........................................  A-23
    5.16    Pooling Accounting.......................................................  A-23
    5.17    FIRPTA...................................................................  A-23
    5.18    Subsequent Amendments of Disclosure Schedules............................  A-23
    5.19    Establishment of Applications Group......................................  A-23
    5.20    Satisfaction of WordPerfect Obligations..................................  A-23
    5.21    Continued Nomination of Directors........................................  A-23
    5.22    Other Transactions.......................................................  A-24
ARTICLE VI -- CONDITIONS PRECEDENT...................................................  A-24
     6.1    Conditions to Each Party's Obligation to Effect the Merger...............  A-24
     6.2    Conditions of Obligations of Novell and Sub..............................  A-24
     6.3    Conditions of Obligation of WordPerfect..................................  A-25

                                      (ii)

                                                                                       PAGE
                                                                                       ----
ARTICLE VII -- TERMINATION...........................................................  A-26
     7.1    Termination..............................................................  A-26
     7.2    Effect of Termination....................................................  A-27
ARTICLE VIII -- GENERAL PROVISIONS...................................................  A-27
     8.1    Nonsurvival of Representations, Warranties and Agreements................  A-27
     8.2    Amendment................................................................  A-27
     8.3    Expenses.................................................................  A-27
     8.4    Extension; Waiver........................................................  A-28
     8.5    Notices..................................................................  A-28
     8.6    Interpretation...........................................................  A-28
     8.7    Counterparts.............................................................  A-29
     8.8    Entire Agreement.........................................................  A-29
     8.9    No Transfer..............................................................  A-29
    8.10    Severability.............................................................  A-29
    8.11    Other Remedies...........................................................  A-29
    8.12    Further Assurances.......................................................  A-29
    8.13    Absence of Third Party Beneficiary Rights................................  A-29
    8.14    Mutual Drafting..........................................................  A-29
    8.15    Governing Law............................................................  A-29



Exhibit   1.1      Articles of Merger
Exhibit   5.6      Form of Shareholder Agreement
Exhibit   5.12     Form of Affiliates Agreement
Exhibit   6.2(j)   Form of Tax Matters Agreement


                                      (iii)

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of March 21, 1994, is entered into by and among NOVELL, INC., a Delaware corporation ("Novell"), NOVELL ACQUISITION CORP., a Delaware corporation and a wholly owned subsidiary of Novell ("Sub"), and WORDPERFECT CORPORATION., a Utah corporation ("WordPerfect"). Alan C. Ashton ("Ashton"), Bruce W. Bastian ("Mr. Bastian"), and Melanie L. Bastian ("Ms. Bastian") shareholders of WordPerfect, are parties to this Agreement only for purposes of Section 5.3. Novell and WordPerfect are sometimes referred to as a "Company" or the "Companies."

     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and mutual covenants and agreements contained herein, Novell, Sub and WordPerfect hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 Merger; Effective Time. Subject to the terms and conditions of this Agreement and of the Articles of Merger attached as Exhibit 1.1 (the "Articles of Merger"), Sub will be merged into WordPerfect (the "Merger") in accordance with the Utah Revised Business Corporation Act (the "URBCA"). The Articles of Merger provide, among other things, the mode of effecting the Merger and the manner and basis of converting each issued and outstanding share of capital stock of WordPerfect into shares of Common Stock of Novell ("Novell Common Stock").

     Subject to the provisions of this Agreement and the Articles of Merger, the Articles of Merger, together with required officers' certificates, shall be filed in accordance with the URBCA on the Closing Date (as defined in Section 1.2). The Merger shall become effective upon confirmation of such filing of the Articles of Merger and such officers' certificates (the date of confirmation of such filing is referred to as the "Effective Date" and the time of confirmation of such filing is referred to as the "Effective Time").

     1.2 Closing. The closing of the Merger (the "Closing") will take place as soon as practicable on the later of (x) the date of the Shareholders' Meeting referred to in Section 5.6 or (y) the first business day after satisfaction or waiver of the latest to occur of the conditions set forth in Article VI (the "Closing Date"), at the offices of Wilson, Sonsini, Goodrich & Rosati, Two Palo Alto Square, Palo Alto, California 94306, unless a different date or place is agreed to in writing by the parties hereto.

     1.3 Effects of the Merger. At the Effective Time, (i) the separate existence of Sub shall cease and Sub shall be merged with and into WordPerfect (Sub and WordPerfect are sometimes referred to as the "Constituent Corporations" and WordPerfect after the Merger is sometimes referred to as the "Surviving Corporation"), (ii) the Articles of Incorporation of WordPerfect shall be the Articles of Incorporation of the Surviving Corporation, except that such Articles of Incorporation shall be amended to provide that the authorized capital stock of the Surviving Corporation shall be 1,000,000 shares of Common Stock, (iii) the Bylaws of WordPerfect shall be the Bylaws of the Surviving Corporation, (iv) the directors of Sub shall be the directors of the Surviving Corporation, (v) the officers of WordPerfect shall be the officers of the Surviving Corporation; and (vi) the Merger shall, from and after the Effective Time, have all the effects provided by applicable law, this Agreement and the Articles of Merger.

     1.4 Tax-Free Reorganization; Pooling of Interests. The Merger is intended to be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to be accounted for as a pooling of interests pursuant to Opinion No. 16 of the Accounting Principles Board.

                                   ARTICLE II

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of WordPerfect:

          (a) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall continue to be issued and outstanding and shall be converted into one share of validly issued, fully paid and non-assessable Common Stock of the Surviving Corporation. Each stock certificate of Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

          (b) Cancellation of Certain Shares of Capital Stock of
     WordPerfect. All shares of capital stock of WordPerfect that are owned directly or indirectly by WordPerfect or by any Subsidiary (as defined below) of WordPerfect and any shares of capital stock of WordPerfect owned by Novell, Sub or any other Subsidiary of Novell shall be cancelled and no stock of Novell or other consideration shall be delivered in exchange therefor. In this Agreement, a "Subsidiary" means a corporation or other entity whose voting securities are owned or are otherwise controlled directly or indirectly by a parent corporation or other intermediary entity in an amount sufficient to elect at least a majority of the Board of Directors or other managers of such corporation or other entity.

          (c) Conversion of Capital Stock of WordPerfect. Each issued and outstanding share of WordPerfect Common Stock (other than shares to be canceled pursuant to Section 2.1(b) and shares, if any, held by persons exercising dissenters' rights in accordance with the URBCA ("Dissenting Shares")), including shares issuable upon the exercise of any WordPerfect Option (as defined in Section 3.2 below) prior to the Effective Time, that are issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall automatically be canceled and extinguished and converted, without any action on the part of the holder thereof, into the right to receive one share of Novell Common Stock. The ratio pursuant to which each share of capital stock of WordPerfect will be exchanged for one share of Novell Common Stock, determined in accordance with the foregoing provisions, is referred to as the "Exchange Ratio."

          (d) Adjustment of Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding shares of Novell Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, split-up, stock dividend, stock combination, then the Exchange Ratio shall be correspondingly adjusted.

          (e) Dissenters' Rights. If holders of capital stock of WordPerfect are entitled to dissenters' rights in connection with the Merger under Part 13 of the URBCA, any Dissenting Shares shall not be converted into Novell Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the law of the State of Utah. WordPerfect shall give Novell prompt notice of any demand received by WordPerfect to require WordPerfect to purchase shares of capital stock of WordPerfect, and Novell shall have the right to participate in all negotiations and proceedings with respect to such demand. WordPerfect agrees that, except with the prior written consent of Novell, or as required under the URBCA, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of the URBCA, becomes entitled to payment of the value of shares of capital stock of WordPerfect shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of legal obligation, after the Effective Time, to deliver shares of Novell Common Stock to any holder of shares of capital stock of WordPerfect who shall have failed to make an effective purchase demand or shall have lost its status as a Dissenting Shareholder, Novell shall issue and deliver, upon surrender by such Dissenting Shareholder of such holder's certificate or certificates representing shares of capital stock of WordPerfect, the shares of Novell Common Stock to which such Dissenting Shareholder is then entitled under this
         Section 2.1 and the Articles of Merger.

          (f) Fractional Shares. No fractional shares of Novell Common Stock shall be issued, but in lieu thereof each holder of shares of capital stock of WordPerfect who would otherwise be entitled to receive a fraction of a share of Novell Common Stock shall receive from Novell an amount of cash equal to the per share market value of Novell Common Stock (based on the last sales price of Novell Common Stock as reported on the National Market System of the National Association of Securities Dealers' Automated Quotation System on the Effective Date of the Merger) multiplied by the fraction of a share of Novell Common Stock to which such holder would otherwise be entitled. The fractional share interests of each WordPerfect shareholder shall be aggregated, so that no WordPerfect shareholder shall receive cash in an amount greater than the value of one full share of Novell Common Stock.

     2.2  Exchange of Certificates.

     (a) Exchange Agent. Prior to the Closing Date, Novell shall appoint Mellon Bank, N.A. to act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Novell to Provide Common Stock. Promptly after the Effective Time, Novell shall make available for exchange in accordance with this Article II and the Articles of Merger, through such reasonable procedures as Novell may adopt, the shares of Novell Common Stock issuable pursuant to Section 2.1 and the Articles of Merger in exchange for outstanding shares of capital stock of WordPerfect.

     (c) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of capital stock of WordPerfect (the "Certificates") whose shares are being converted into Novell Common Stock pursuant to Section 2.1 and the Articles of Merger, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Novell may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Novell Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Novell, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the number of shares of Novell Common Stock to which the holder of capital stock of WordPerfect is entitled pursuant to Section 2.1 hereof. The Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of capital stock of WordPerfect which is not registered on the transfer records of WordPerfect, the appropriate number of shares of Novell Common Stock may be delivered to a transferee if the Certificate representing such capital stock of WordPerfect is presented to the Exchange Agent and accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent the right to receive upon such surrender the number of shares of Novell Common Stock as provided by this Article II and the provisions of the URBCA.

     (d) No Further Ownership Rights in Capital Stock of WordPerfect. All Novell Common Stock delivered upon the surrender for exchange of shares of capital stock of WordPerfect in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of capital stock of WordPerfect. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of capital stock of WordPerfect which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article II.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF WORDPERFECT

     Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which identifies the section and subsection to which such disclosure relates and which is delivered by WordPerfect to Novell prior to the execution of this Agreement (the "WordPerfect Disclosure Schedule"), WordPerfect represents and warrants to Novell and Sub as set forth below:

     3.1 Organization, Standing and Power. Each of WordPerfect and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite power and authority to own, operate and lease its properties and to carry on its business as now being conducted. A true and complete list of such Subsidiaries is set out in Schedule 3.1 hereto together with the jurisdiction of incorporation of each Subsidiary. Each of WordPerfect and its Subsidiaries is duly qualified as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect (as defined below). WordPerfect has no direct or indirect equity interest in or loans to any partnership, corporation, joint venture, business association or other entity other than WordPerfect's Subsidiaries and loans to entities affiliated with employees of WordPerfect which in the aggregate do not exceed $1,000,000. WordPerfect has delivered to Novell, or will deliver to Novell within twenty one (21) days of the date hereof, complete and correct copies of the Articles of Incorporation and Bylaws (or other organizational or charter document) of WordPerfect and each of WordPerfect's Subsidiaries, in each case as amended to the date hereof.

     As used in this Agreement, the term "Material Adverse Effect" used in connection with a party or any of such party's subsidiaries means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, businesses, operations, results of operations or prospects of such party and its subsidiaries taken as a whole; provided, however, that a change or deterioration in the financial condition, assets, liabilities or results of operations of WordPerfect and its Subsidiaries which is reflected in the financial projections delivered by WordPerfect to Novell on March 17, 1994 (the "WordPerfect Financial Projections") will not be deemed to constitute a Material Adverse Effect with respect to WordPerfect for any purpose under this Agreement.

     3.2 Capital Structure. The authorized capital stock of WordPerfect consists of 200,000,000 shares of Common Stock, no par value ("WordPerfect Common Stock"). At the close of business on March 18, 1994, there were 51,380,100 shares of WordPerfect Common Stock outstanding and 7,857,500 shares of WordPerfect Common Stock were reserved for issuance upon the exercise of outstanding employee stock options("WordPerfect Options"), pursuant to the WordPerfect Corporation 1992 Long-Term Incentive Plan ("WordPerfect Option Plan"). All outstanding shares of WordPerfect Common Stock are, and any shares of WordPerfect Common Stock issued upon exercise of any WordPerfect Option will be, validly issued, fully paid and nonassessable and not subject to preemptive rights created by statute, WordPerfect's Articles of Incorporation or Bylaws or any agreement to which WordPerfect or any of its Subsidiaries is a party or by which WordPerfect or any of its Subsidiaries may be bound. Except for the shares listed above issuable pursuant to WordPerfect Options, there are no options, warrants, calls, conversion rights, commitments or agreements of any character to which WordPerfect or any Subsidiary of WordPerfect is a party or by which any of them may be bound that do or may obligate WordPerfect or any Subsidiary of WordPerfect to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of WordPerfect or of any Subsidiary of WordPerfect or that do or may obligate WordPerfect or any Subsidiary of WordPerfect to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement. WordPerfect is, or will be prior to the Closing, the owner of all outstanding shares of capital stock of each of its Subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. WordPerfect is not under any obligation to register under the Securities Act of 1993, as amended (the "Securities Act") any of its presently outstanding securities or any securities that may subsequently be issued.

     3.3 Authority. WordPerfect has all requisite corporate power and authority to enter into this Agreement and the Articles of Merger and, subject to approval of this Agreement and the Articles of Merger by the shareholders of WordPerfect, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the Articles of Merger, the performance by WordPerfect of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of WordPerfect, and have been unanimously approved by the Board of Directors of WordPerfect. No other corporate proceeding on the part of WordPerfect is necessary to authorize this Agreement or the Articles of Merger or the performance of WordPerfect's obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, other than the approval of the Merger by WordPerfect's shareholders. This Agreement and the Articles of Merger have been duly executed and delivered by WordPerfect and constitute legal, valid and binding obligations of WordPerfect enforceable against WordPerfect in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought. Subject to satisfaction of the conditions set forth in Article VI, the execution and delivery of this Agreement and the Articles of Merger do not, and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any violation of any material statute, law, rule, regulation, judgment, order, decree, or ordinance applicable to WordPerfect or any Subsidiary of WordPerfect or their respective properties or assets, or conflict with or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of a material lien or encumbrance on any of the properties or assets of WordPerfect or any of its Subsidiaries pursuant to (i) any provision of the Articles of Incorporation or Bylaws of WordPerfect or any Subsidiary of WordPerfect or (ii) any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which WordPerfect or any of its Subsidiaries is a party or by which WordPerfect or any of its Subsidiaries or any of their properties or assets may be bound or affected. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency, commission, regulatory authority or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to WordPerfect or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the Articles of Merger by WordPerfect or the consummation by WordPerfect of the transactions contemplated hereby or thereby, except for (i) the filing of a premerger notification report by WordPerfect under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (ii) the distribution of a proxy statement relating to the Shareholders' Meeting (the "Proxy Statement") and the obtaining of the approval of the Merger by WordPerfect's shareholders, (iii) the filing of the Articles of Merger with the Utah Division of Corporations and Commercial Code and the Secretary of the State of the State of Delaware and appropriate documents with the relevant authorities of other states in which WordPerfect is qualified to do business, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country, which if not obtained or made would not have a Material Adverse Effect on WordPerfect and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect on WordPerfect.

     3.4 Financial Statements. WordPerfect has furnished Novell with its financial statements for each of the fiscal years ended December 31, 1991, 1992 and 1993, including a consolidated balance sheet of WordPerfect and its consolidated Subsidiaries as at each of the fiscal years ended December 31, 1991, 1992 and 1993 (collectively, the "WordPerfect Financial Statements"). The WordPerfect Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto), and fairly present the consolidated financial position of WordPerfect and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended. WordPerfect will provide in a timely manner audited WordPerfect Financial Statements and any interim financial statements required in connection with the filing of any registration statement relating to the transactions contemplated hereby. All reserves established by WordPerfect with respect to assets of WordPerfect are adequate. There has been no change in WordPerfect's accounting policies, except as described in the notes to the WordPerfect Financial Statements.

     3.5 Compliance with Law. Each of WordPerfect and its Subsidiaries is in compliance and has conducted its business so as to comply with all laws, rules and regulations, judgments, decrees or orders of any Governmental Entity applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would, individually or in the aggregate, not have had and is reasonably expected not to have a Material Adverse Effect on WordPerfect. There are no material judgments or orders, injunctions, decrees, stipulations or awards (whether rendered by a court or administrative agency or by arbitration) against WordPerfect or any Subsidiary of WordPerfect or against any of their respective properties or businesses.

     3.6 No Defaults. Neither WordPerfect nor any Subsidiary of WordPerfect is, or has received notice that it would be with the passage of time, (i) in violation of any provision of the Articles of Incorporation or Bylaws (or other organizational or charter document) of WordPerfect or any Subsidiary of WordPerfect or (ii) in default or violation of any term, condition or provision of (A) any material judgment, decree, order, injunction or stipulation applicable to WordPerfect or any Subsidiary of WordPerfect or (B) any material agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which WordPerfect or any Subsidiary of WordPerfect is a party or by which WordPerfect or any of its Subsidiaries or their properties or assets may be bound.

     3.7 Litigation. There is no action, suit, proceeding, claim or investigation pending or, to the best knowledge of WordPerfect, threatened, against WordPerfect or any of its Subsidiaries which could, individually or in the aggregate, have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated hereby. The WordPerfect Disclosure Schedule sets forth with respect to each pending action, suit, proceeding, claim or investigation to which WordPerfect or any of its Subsidiaries is a party to the extent that the aggregate damages claimed for all such complaints exceed $10,000,000, the forum, the parties thereto, a brief description of the subject matter thereof and the amount of damages claimed. WordPerfect has delivered to, or will deliver within twenty one
(21) days of the date hereof to Novell correct and complete copies of all correspondence prepared by its counsel for WordPerfect's independent public accountants in connection with the last three completed audits of WordPerfect's financial statements and any such correspondence since the date of the last such audit.

     3.8 No Material Adverse Effect. Since December 31, 1993, WordPerfect and its Subsidiaries have conducted their respective businesses in the ordinary course and there has not occurred:

          (a) Any Material Adverse Effect with respect to WordPerfect;

          (b) Any amendments or changes in the Articles of Incorporation or Bylaws of WordPerfect or any of its Subsidiaries other than in connection with a consolidation of its business units prior to the date of this Agreement in the manner previously disclosed to Novell;

          (c) Any damage, destruction or loss, whether covered by insurance or not, that could reasonably constitute a Material Adverse Effect;

          (d) Any redemption, repurchase or other acquisition of shares of capital stock of WordPerfect or its Subsidiaries by WordPerfect or its Subsidiaries (other than pursuant to arrangements with terminated employees or consultants), or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the capital stock of WordPerfect or its Subsidiaries;

          (e) Any increase in or modification of the compensation or benefits payable or to become payable by WordPerfect or any Subsidiary to any of their directors or employees, except in the ordinary course of business consistent with past practice;

          (f) Any increase in or modification of any bonus, pension, insurance or other employee benefit plan, payment or arrangement (including, but not limited to, the granting of stock options, restricted stock awards or stock appreciation rights) made to, for or with any of its employees, except in the ordinary course of business consistent with WordPerfect's past practice;

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          (g) Any acquisition or sale of a material amount of property or assets of WordPerfect or any of its Subsidiaries;

          (h) Any alteration in any term of any outstanding security of WordPerfect or any of its Subsidiaries;

          (i) Any (A) incurrence, assumption or guarantee by WordPerfect or any of its Subsidiaries of any debt for borrowed money; (B) issuance or sale of any securities convertible into or exchangeable for debt securities of WordPerfect or any of its Subsidiaries; or (C) issuance or sale of options or other rights to acquire from WordPerfect or any of its Subsidiaries, directly or indirectly, debt securities of WordPerfect or any of its Subsidiaries or any securities convertible into or exchangeable for any such debt securities;

          (j) Any creation or assumption by WordPerfect or any of its Subsidiaries of any mortgage, pledge, security interest or lien or other encumbrance on any asset (other than liens arising under existing lease financing arrangements or liens arising in the ordinary course of WordPerfect's business which in the aggregate are not material and liens for taxes not yet due and payable);

          (k) Any making of any loan, advance or capital contribution to or investment in any person other than (A) loans, advances or capital contributions to or investments in wholly-owned Subsidiaries of WordPerfect, (B) travel loans or advances made in the ordinary course of business of WordPerfect and its Subsidiaries and (C) loans to entities affiliated with its employees prior to the date of this Agreement which do not exceed $1,000,000 in the aggregate;

          (l) Any entry into, amendment of, relinquishment, termination or non-renewal by WordPerfect or any of its Subsidiaries of any contract, lease transaction, commitment or other right or obligation requiring aggregate payments by WordPerfect in excess of $10,000,000 other than in the ordinary course of business;

          (m) Any transfer or grant of a right under the WordPerfect Intellectual Property Rights (as defined in Section 3.16), other than those transferred or granted in the ordinary course of business consistent with past practice;

          (n) Any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of WordPerfect or any of its Subsidiaries; or

          (o) Any agreement or arrangement made by WordPerfect or any of its Subsidiaries to take any action which, if taken prior to the date hereof, would have made any representation or warranty set forth in this Section
     3.8 untrue or incorrect as of the date when made.

     3.9 Absence of Undisclosed Liabilities. WordPerfect and its Subsidiaries have no liabilities or obligations (whether absolute, accrued or contingent, and whether or not determined or determinable), of a character which, under generally accepted accounting principles, should be accrued, shown or disclosed on a balance sheet of WordPerfect (including the footnotes thereto) except liabilities (i) adequately provided for in the WordPerfect Balance Sheet, (ii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the WordPerfect Balance Sheet or (iii) incurred since the date of the WordPerfect Balance Sheet which are not, individually or in the aggregate, material.

     3.10 Information Supplied. None of the information supplied or to be supplied by WordPerfect for inclusion in the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (the "SEC") by Novell in connection with the issuance of the Novell Common Stock in or as a result of the Merger (the "S-4"), including the Proxy Statement included therein, at the date such information is supplied and at the time of the Shareholders' Meeting, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or will, in the case of the S-4 at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

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     3.11  Certain Agreements. Neither the execution and delivery of this
Agreement or the Articles of Merger nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of WordPerfect or its Subsidiaries from WordPerfect or its Subsidiaries, under any Plan (as defined in Section 3.12) or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits, other than the acceleration of the WordPerfect Options.

     3.12 ERISA. All material employee benefit plans, programs, policies or arrangements covering any active, former or retired employee of WordPerfect or its Subsidiaries are listed in the WordPerfect Disclosure Schedule (the "Plans"). To the extent applicable, the Plans comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Code, and any Plan intended to be qualified under Section 401(a) of the Code has either obtained a favorable determination letter as to its qualified status from the Internal Revenue Service or still has a remaining period of time under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination. To the extent any Plan with an existing determination letter from the Internal Revenue Service must be amended to comply with the applicable requirements of the Tax Reform Act of 1986 and subsequent legislation, the time period for effecting such amendments will not expire prior to the Merger. WordPerfect has furnished or will furnish within twenty one (21) days of the date hereof, Novell with copies of the most recent Internal Revenue Service letters and Forms 5500 with respect to any such Plan. No Plan is covered by Title IV of ERISA or Section 412 of the Code. Neither WordPerfect, its Subsidiaries nor any officer or director of WordPerfect or any of its Subsidiaries has incurred any liability or penalty under Sections 4975 through 4980 of the Code or Title I of ERISA. Each Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought, or to the best knowledge of WordPerfect is threatened, against or with respect to any such Plan. All material contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Plans have been made or accrued.

     3.13 Major Contracts. Neither WordPerfect nor any of its Subsidiaries is a party to or subject to:

          (a) Any union contract or any employment contract or arrangement providing for future compensation, written or oral, with any officer, consultant, director or employee which is not terminable by it or its Subsidiary on 30 days' notice or less without penalty or obligation to make payments related to such termination, other than (A) (in the case of employees other than executive officers) such agreements as are not materially different from standard arrangements offered to employees generally in the ordinary course of business consistent with WordPerfect's past practices, copies of which have been provided, or will be provided within twenty one (21) days of the date hereof to Novell and (B) such agreements as may be imposed or implied by law;

          (b) Any plans, contracts or arrangements which collectively require aggregate payments by WordPerfect in excess of $500,000, written or oral, providing for bonuses, pensions, deferred compensation, severance pay or benefits, retirement payments, profit-sharing, or the like;

          (c) Any joint venture contract or arrangement or any other agreement which has involved or is expected to involve a sharing of profits with other persons;

          (d) Any existing OEM agreement, distribution agreement, volume purchase agreement, or other similar agreement in which the annual amount involved in 1993 exceeded or is expected to exceed in fiscal 1994 $10,000,000 in aggregate amount or pursuant to which WordPerfect has granted or received exclusive marketing rights related to any product, group of products or territory;

          (e) Any lease for real or personal property in which the amount of payments which WordPerfect is required to make on an annual basis exceeds $1,000,000.

          (f) Any material agreement, contract, mortgage, indenture, lease, instrument, license, franchise, permit, concession, arrangement, commitment or authorization which may be, by its terms, terminated or breached by reason of the execution of this Agreement, the Articles of Merger, the closing of the Merger, or the transactions contemplated hereby or thereby;

          (g) Except for trade indebtedness incurred in the ordinary course of business, any instrument evidencing or related in any way to indebtedness in excess of $10,000,000 incurred in the acquisition of companies or other entities or indebtedness in excess of $10,000,000 for borrowed money by way of direct loan, sale of debt securities, purchase money obligation, conditional sale, guarantee, or otherwise;

          (h) Any material license agreement, either as licensor or licensee (excluding nonexclusive software licenses granted to customers or end-users in the ordinary course of business) involving the payment of at least $1,000,000;

          (i) Any contract containing covenants purporting to limit WordPerfect's freedom or that of any of its Subsidiaries to compete in any line of business in any geographic area; or

          (j) Any other agreement, contract or commitment which is material to WordPerfect and its Subsidiaries taken as a whole.

     Each agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license and commitment listed in the WordPerfect Disclosure Schedule pursuant to this Section 3.13 is valid and binding on WordPerfect or its Subsidiaries, as applicable, and is in full force and effect, and neither WordPerfect nor any of its Subsidiaries, nor to the knowledge of WordPerfect, any other party thereto, has breached any material provision of, or is in material default under the terms of, any such agreement, contract, mortgage, indenture, plan, lease, instrument, permit, concession, franchise, arrangement, license or commitment.

     3.14  Taxes.

     (a) All Tax (as defined below) returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) required to be filed with any Taxing Authority (as defined below) with respect to any Taxable period ending on or before the Effective Time, by or on behalf of WordPerfect or any of its Subsidiaries (collectively, the "WordPerfect Returns"), have been or will be filed when due in accordance with all applicable laws (including any extensions of such due date), and all amounts shown due thereon have been paid or have been fully accrued on the WordPerfect Financial Statements in accordance with generally accepted accounting principles. Except to the extent provided for or disclosed in the WordPerfect Financial Statements (including notes thereto), the WordPerfect Returns correctly reflect in all material respects (and, as to any WordPerfect Returns not filed as of the date hereof but filed prior to the Merger, will correctly reflect in all material respects) the Tax liability and status of WordPerfect and its Subsidiaries (including each such corporation's status as an S corporation within the meaning of Section 1361 of the Code or any comparable provision under state law). WordPerfect and its Subsidiaries have withheld and paid to the applicable financial institution or Taxing Authority all amounts required to be withheld. All WordPerfect Returns pertaining to federal income tax filed with respect to Taxable years of WordPerfect and its Subsidiaries through the Taxable year ended December 31, 1990 in the case of the United States, have been examined and closed or are WordPerfect Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither WordPerfect nor any of its Subsidiaries (or any member of any affiliated or combined group of which WordPerfect or any of its Subsidiaries has been a member) has granted any extension or waiver of the limitation period applicable to any WordPerfect Returns. There is no claim, audit, action, suit, proceeding, or investigation now pending or (to the best knowledge of WordPerfect or any of its Subsidiaries) threatened against or with respect to WordPerfect or any of its Subsidiaries in respect of any Tax or assessment. No notice of deficiency or similar document of any Tax Authority has been received by WordPerfect or any of its Subsidiaries, and there are no liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) with respect to the issues that have been raised (and are currently pending) by any Tax Authority that could, if determined adversely to WordPerfect or any of its Subsidiaries, materially affect the liability of

WordPerfect or any of its Subsidiaries for Taxes in other Taxable (as defined below) periods. Neither WordPerfect nor any of its Subsidiaries, nor any other person on behalf of WordPerfect or any of its Subsidiaries, has entered into nor will it enter into any agreement or consent pursuant to Section 341(f) of the Code. There are no liens for Taxes upon the assets of WordPerfect or any of its Subsidiaries except liens for current Taxes not yet due. Neither WordPerfect nor any of its Subsidiaries has been or will be required to include any material adjustment in Taxable income for any Tax period (or portion thereof) pursuant to
Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing. There is no contract, agreement, plan or arrangement, including but not limited to the provisions of this Agreement, covering any employee or former employee of WordPerfect or any of its Subsidiaries that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 162 (as unreasonable compensation) or pursuant to Section 280G of the Code. WordPerfect and its Subsidiaries have provided or made available to Novell or its designated representative true and correct copies of all material Tax Returns, and, as reasonably requested by Novell prior to or following the date hereof, information statements, reports, work papers, Tax opinions and memoranda and other Tax data and documents. WordPerfect has not been within the five year period preceding the date hereof a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code. Neither WordPerfect nor any of its Subsidiaries is a party to (or obligated under) any Tax allocation, Tax distribution, tax sharing, tax indemnity or similar agreement or arrangement with respect to any tax (including without limitation any such agreement or arrangement imposed by operation of law).

     (b) For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (A) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Taxing Authority") responsible for the imposition of any such tax (domestic or foreign), (B) any liability for the payment of any amounts of the type described in (A) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and (C) any liability for the payment of any amounts of the type described in (A) or (B) as a result of any express or implied obligation to indemnify any other person.

     3.15 Interests of Officers and Directors. Except as disclosed in a supplemental schedule to be delivered to Novell within 21 days following the date of this Agreement, no officer or director of WordPerfect or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the Securities Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to WordPerfect or any of its Subsidiaries any goods, property, technology or intellectual or other property rights or services; (ii) any any contract or agreement to which WordPerfect or any of its Subsidiaries is a party or by which it may be bound or affected; or (iii) any property, real or personal, tangible or intangible, used in or pertaining to its business or that of its Subsidiaries, including any interest in the WordPerfect Intellectual Property Rights, except for rights as a shareholder, and except for rights under any Plan.

     3.16  Intellectual Property.

     (a) WordPerfect owns, or is licensed or otherwise entitled to exercise, without restriction, all rights to, all patents, trademarks, trade names, service marks, copyrights, mask work rights, trade secret rights and other intellectual property rights, and any applications or registrations therefor, and all mask works, net lists, schematics, technology, source code, know-how, computer software programs and all other tangible and intangible information or material, that are used or currently proposed to be used in the business of WordPerfect and its Subsidiaries as currently conducted or as currently proposed to be conducted (collectively, the "WordPerfect Intellectual Property Rights").

     (b) The WordPerfect Disclosure Schedule lists all patents, registered and unregistered copyrights, trade names, trademarks, service marks and other company, product or service identifiers and mask work rights, and any applications or registrations therefor, included in the WordPerfect Intellectual Property Rights, together with a list of all of WordPerfect's currently marketed products and an indication as to which, if any, of such products have been registered for copyright protection with the United States Copyright Office and any foreign offices.

     (c) Neither WordPerfect nor any of its Subsidiaries is, or as a result of the execution and delivery of this Agreement or the performance of WordPerfect's obligations hereunder will be, in violation of, or lose any rights pursuant to any license, sublicense or agreement described in the WordPerfect Disclosure Schedule.

     (d) WordPerfect or one of its Subsidiaries is the owner or licensee of, with all necessary right, title and interest in and to (free and clear of any liens, encumbrances or security interests), the WordPerfect Intellectual Property Rights and has rights (and except as set forth in the WordPerfect Disclosure Schedule is not contractually obligated to pay any compensation to any third party in respect thereof) in an amount in excess of $1,000,000 to the use thereof or the material covered thereby in connection with the services or products in respect of which the WordPerfect Intellectual Property Rights are being used.

     (e) No claims with respect to the WordPerfect Intellectual Property Rights have been asserted or, to the best knowledge of WordPerfect, after reasonable investigation, are threatened by any person, and WordPerfect knows of no claims
(i) to the effect that the manufacture, sale or use of any product as now used or offered or proposed for use or sale by WordPerfect or any Subsidiary of WordPerfect infringes any copyright, patent, trade secret, or other intellectual property right, (ii) against the use by WordPerfect or Subsidiary of WordPerfect of any WordPerfect Intellectual Property Rights, or (iii) challenging the ownership, validity or effectiveness of any of the WordPerfect Intellectual Property Rights.

     (f) All patents and registered trademarks, service marks, and other company, product or service identifiers and registered copyrights held by WordPerfect are valid and subsisting.

     (g) To the best knowledge of WordPerfect, there has not been and there is not now any material unauthorized use, infringement or misappropriation of any of the WordPerfect Intellectual Property Rights by any third party, including without limitation any employee or former employee of WordPerfect or any of its Subsidiaries; neither WordPerfect nor any of its Subsidiaries has been sued or charged in writing as a defendant in any claim, suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or other intellectual property rights and which has not been finally terminated prior to the date hereof; there are no such charges or claims outstanding; and to the best knowledge of WordPerfect neither WordPerfect nor any of its Subsidiaries has any infringement liability with respect to any patent, trademark, service mark, copyright or other intellectual property right of another.

     (h) No WordPerfect Intellectual Property Right is subject to any outstanding order, judgment, decree, stipulation or agreement restricting in any manner the licensing thereof by WordPerfect or any of its Subsidiaries. Neither WordPerfect nor any of its Subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any WordPerfect Intellectual Property Right. Neither WordPerfect nor any of its Subsidiaries has entered into any agreement granting any third party the right to bring infringement actions with respect to, or otherwise to enforce rights with respect to, any WordPerfect Intellectual Property Right. WordPerfect and its Subsidiaries have the exclusive right to file, prosecute and maintain all applications and registrations with respect to the WordPerfect Intellectual Property Rights.

     3.17 Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree binding upon WordPerfect or any of its Subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of WordPerfect or any of its Subsidiaries, any acquisition of property by WordPerfect or any of its Subsidiaries or the conduct of business by WordPerfect or any of its Subsidiaries as currently conducted or as currently proposed to be conducted by WordPerfect.

     3.18 Title to Properties; Absence of Liens and Encumbrances; Condition of Equipment.

     (a) WordPerfect and its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their tangible properties and assets, real, personal and mixed, used in their business, free and clear of any liens, charges, pledges, security interests or other encumbrances, except as reflected in the WordPerfect Financial Statements or except for such imperfections of title and encumbrances, if any, which are not substantial in character, amount or extent, and which do not materially detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

     (b) The equipment owned or leased by WordPerfect or its Subsidiaries is, taken as a whole, (A) adequate for the conduct of the business of WordPerfect and its Subsidiaries consistent with their past practice, (B) suitable for the uses to which it is currently employed, (C) in good operating condition, (D) regularly and properly maintained, (E) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, and (F) free from any defects, except, with respect to clauses (B) through (E) above, as would not have a Material Adverse Effect.

     3.19 Governmental Authorizations and Licenses. Each of WordPerfect and its Subsidiaries is the holder of all licenses, authorizations, permits, concessions, certificates and other franchises of any Governmental Entity required to operate its business (collectively, the "Licenses"). The Licenses are in full force and effect. There is not now pending, or to the best knowledge of WordPerfect is there threatened, any action, suit, investigation or proceeding against WordPerfect or any of its Subsidiaries before any Governmental Entity with respect to the Licenses, nor is there any issued or outstanding notice, order or complaint with respect to the violation by WordPerfect or any of its Subsidiaries of the terms of any License or any rule or regulation applicable thereto.

     3.20  Environmental Matters.

     (a) No substance that is regulated by any Governmental Entity or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous or otherwise a danger to health or the environment (a "Hazardous Material") is present in, on or under any property that WordPerfect or any of its Subsidiaries has at any time owned, operated, occupied or leased.

     (b) Neither WordPerfect nor any of its Subsidiaries has transported, stored, used, manufactured, released or exposed its employees or any other person to any Hazardous Material in violation of any applicable statute, rule, regulation, order or law.

     (c) WordPerfect and its Subsidiaries have obtained all permits, licenses and other authorizations ("Environmental Permits") required to be obtained by any of them under the laws of any Governmental Entity relating to pollution or protection of the environment (collectively, "Environmental Laws"). All Environmental Permits are in full force and effect. WordPerfect and its Subsidiaries (A) are in compliance with all terms and conditions of the Environmental Permits and (B) are in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder. Neither WordPerfect nor any of its Subsidiaries has received any notice or is aware of any past or present condition or practice of the businesses conducted by WordPerfect or its present or former Subsidiaries which forms or could form the basis of any claim, action, suit, proceeding, hearing or investigation against WordPerfect or any of its Subsidiaries, arising out of the manufacture, processing, distribution, use, treatment, storage, spill, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material.

     3.21 Insurance. WordPerfect maintains insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of WordPerfect and its Subsidiaries (collectively, the "Insurance Policies") which are of the type and in amounts customarily carried by persons conducting businesses similar to those of WordPerfect and its Subsidiaries. There is no material claim by WordPerfect or any of its Subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums payable under all such material Insurance Policies have been paid and WordPerfect and its Subsidiaries are otherwise in full compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). WordPerfect does not know of any threatened termination of, or material premium increase with respect to, any of its material Insurance Policies.

     3.22 Board Approval. The Board of Directors of WordPerfect has, as of the date hereof, unanimously (i) approved this Agreement and the Articles of Merger and the transactions contemplated hereby and thereby, (ii) determined that the Merger is in the best interests of the shareholders of WordPerfect and is on terms that are fair to such shareholders and (iii) recommended that the shareholders of WordPerfect approve this Agreement, the Articles of Merger and the Merger.

     3.23 Labor Matters. WordPerfect and its Subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment and wages and hours and occupational safety and health and employment practices, and are not engaged in any unfair labor practice. Neither WordPerfect nor any of its Subsidiaries has received any notice from any Governmental Entity, and there has not been asserted before any Governmental Entity, any claim, action or proceeding to which WordPerfect or any of its Subsidiaries is a party or involving WordPerfect or any of its Subsidiaries, and there is neither pending nor, to WordPerfect's best knowledge, threatened any investigation or hearing concerning WordPerfect or any of its Subsidiaries arising out of or based upon any such laws, regulations or practices.

     3.24 Questionable Payments. Neither WordPerfect nor any of its Subsidiaries nor to its best knowledge any director, officer or other employee of WordPerfect or any of its Subsidiaries has: (i) made any payments or provided services or other favors in the United States of America or in any foreign country in order to obtain preferential treatment or consideration by any Governmental Entity with respect to any aspect of the business of WordPerfect or any of its Subsidiaries; or (ii) made any political contributions which would not be lawful under the laws of the United States and the foreign country in which such payments were made. Neither WordPerfect nor any of its Subsidiaries nor to its best knowledge any director, officer or other employee of WordPerfect or any of its Subsidiaries nor, to the best knowledge of WordPerfect, any customer or supplier of any of them has been the subject of any inquiry or investigation by any Governmental Entity in connection with payments or benefits or other favors to or for the benefit of any governmental or armed services official, agent, representative or employee with respect to any aspect of the business of WordPerfect or its Subsidiaries or with respect to any political contribution.

     3.25 Accounting Matters. Neither WordPerfect nor any of its Subsidiaries nor, to WordPerfect's best knowledge after reasonable inquiry, any of its Affiliates (as defined in Section 5.12), has taken or agreed to take any action that would adversely affect the ability of Novell to account for the business combination to be effected by the Merger as a pooling of interests.

     3.26 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement. In the event that the preceding sentence is in any way inaccurate, WordPerfect agrees to indemnify and hold harmless Novell from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Novell or any of its officers, partners, employees or representatives is responsible.

     3.27 Disclosure. No representation or warranty made by WordPerfect in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit prepared and furnished or to be prepared and furnished by WordPerfect or its representatives pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished. To the best knowledge of WordPerfect after reasonable inquiry, there is no event, fact or condition that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect that has not been set forth in this Agreement or in the WordPerfect Disclosure Schedule. The WordPerfect Financial Projections constitute WordPerfect's best estimate of the information purported to be shown therein and WordPerfect reasonably

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believes that there is a reasonable basis for such projections and is not aware of any fact or information that would lead it to believe that such projections are incorrect or misleading in any material respect.

                                   ARTICLE IV

                REPRESENTATIONS AND WARRANTIES OF NOVELL AND SUB

     Except as disclosed in a document referring specifically to the representations and warranties in this Agreement which identifies the section and subsection to which such disclosure relates and which is delivered by Novell to WordPerfect prior to the execution of this Agreement (the "Novell Disclosure Schedule"), Novell and Sub represent and warrant to, and agree with, WordPerfect as follows:

     4.1 Organization; Standing and Power. Each of Novell and Sub is a corporation validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its businesses as now being conducted. Novell has delivered to WordPerfect complete and correct copies of the Certificate of Incorporation and Bylaws of Novell and the Articles of Incorporation and Bylaws of Sub as amended to the date hereof.

     4.2 Capital Structure. As of the date hereof the authorized capital stock of Novell consists of 400,000,000 shares of Novell Common Stock, $.10 par value and 500,000 shares of Novell Preferred Stock, $.10 par value. At the close of business on January 29, 1994, 309,021,297 shares of Novell Common Stock were outstanding, 27,978,621 shares of Novell Common Stock were reserved for issuance upon the exercise of outstanding stock options ("Novell Options"), no shares of Novell Common Stock were held by Novell in its treasury, and no shares of Novell Preferred Stock were outstanding. All the outstanding shares of Novell Common Stock are validly issued, fully paid, nonassessable and free of preemptive rights except pursuant to rights issued under Novell's Stockholder Rights Plan. The shares of Novell Common Stock issuable in connection with the Merger are duly authorized and reserved for issuance and, when issued in accordance with the terms of this Agreement and the Articles of Merger, will be validly issued, fully paid, nonassessable and free of preemptive rights (other than any rights which may be issued pursuant to Novell's Stockholder Rights Plan). As of the date hereof, the authorized capital stock of Sub consists of 1,000,000 shares of Common Stock, $0.01 par value, all of which are validly issued, fully paid and nonassessable and owned by Novell. Except for the shares listed above issuable pursuant to Novell Options, there are not any options, warrants, calls, conversion rights, commitments or agreements of any character to which Novell or any Subsidiary of Novell is a party or by which any of them may be bound obligating Novell or any Subsidiary of Novell to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of the capital stock of Novell or of any Subsidiary of Novell or obligating Novell or any Subsidiary of Novell to grant, extend or enter into any such option, warrant, call, conversion right, commitment or agreement.

     4.3 Authority. Novell and Sub have all requisite corporate power and authority to enter into this Agreement and, subject to any required stockholder approval, to consummate the transactions contemplated hereby and by the Articles of Merger. Sub has all requisite corporate power and authority to enter into the Articles of Merger. The execution and delivery by Novell of this Agreement, and by Sub of this Agreement and the Articles of Merger, and the consummation of the transactions contemplated by this Agreement and the Articles of Merger have been duly authorized by all necessary corporate action on the part of Novell and Sub. This Agreement has been duly executed and delivered by Novell and Sub and constitutes a valid and binding obligation of Novell and Sub enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought. The Articles of Merger have been duly executed and delivered by Sub and constitutes a valid and binding obligation of Sub enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefor may be brought. Subject to satisfaction of the conditions set forth in Article VI, the execution and delivery of this Agreement and the Articles of Merger and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in any

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violation of any material statute, law, rule, regulation, judgment, order, decree or ordinance applicable to Novell or any Subsidiary of Novell or their respective properties or assets, or conflict with or result in any breach or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit, under (i) any provision of the Certificate of Incorporation or Bylaws of Novell or any of its Subsidiaries or (ii) any material agreement, contract, note, mortgage, indenture, lease, instrument, permit, concession, franchise or license to which Novell or any of its Subsidiaries is a party or by which Novell or any of its Subsidiaries or their respective properties or assets may be bound or affected. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Novell or Sub in connection with the execution and delivery of this Agreement and the Articles of Merger or the consummation by Novell and Sub of the transactions contemplated hereby or thereby, except for (i) the filing of a premerger notification report by Novell and Sub under the HSR Act, (ii) the filing of the S-4 and such other documents with, and the obtaining of such orders from, the SEC and various state securities or "blue sky" authorities, and the making of such reports under the Exchange Act, as are required in connection with the transactions contemplated by this Agreement, (iii) the filing of the Articles of Merger with the Utah Division of Corporations and Commercial Code and the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Novell is qualified to do business, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under the laws of any foreign country which if not obtained or made would not have a Material Adverse Effect and (v) such other consents, authorizations, filings, approvals and registrations which if not obtained or made would not have a Material Adverse Effect.

     4.4 SEC Documents; Novell Financial Statements. Novell has furnished WordPerfect with or made available to WordPerfect a true and complete copy of each statement, annual, quarterly and other report, registration statement (without exhibits) and definitive proxy statement filed by Novell with the SEC since October 31, 1992 (the "Novell SEC Documents"). As of their respective filing dates, the Novell SEC Documents complied in all material respects with the requirements of the Exchange Act or the Securities Act, as the case may be, and none of the Novell SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Novell SEC Document. The financial statements of Novell included in the Novell SEC Documents (the "Novell Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles consistently applied (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present the consolidated financial position of Novell and its consolidated Subsidiaries at the dates thereof and the consolidated results of their operations and changes in financial position for the periods then ended (subject, in the case of unaudited statements, to normal, recurring audit adjustments, provided that the notes and accounts receivable are collectible in the amounts shown thereon and inventories are not subject to write-down, except in either case in an amount not material or for which Novell has provided adequate reserves). There has been no change in Novell's accounting policies or estimates except as described in the notes to the Novell Financial Statements.

     4.5 Information Supplied. None of the information supplied by Novell or Sub for inclusion in the Proxy Statement or the S-4, at the time such information is supplied and at the time of the Shareholders' Meeting, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or will, in the case of the S-4, at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

     4.6 Litigation. There is no action, suit, proceeding, investigation or claim pending or, to the best knowledge of Novell, threatened against Novell or any of its Subsidiaries which could, individually or in the aggregate, have a Material Adverse Effect or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby.

     4.7 No Defaults. Neither Novell nor any Subsidiary of Novell is, or has received notice that it would be with the passage of time, (i) in violation of any provision of the Certificate of Incorporation or Bylaws of Novell or any Subsidiary of Novell; or (ii) in default or violation of any material term, condition or provision of (A) any material judgment, decree, order, injunction or stipulation applicable to Novell or any Subsidiary of Novell or (B) any material agreement, note, mortgage, indenture, contract, lease or instrument, permit, concession, franchise or license to which Novell or any Subsidiary of Novell is a party or by which Novell or any of its Subsidiaries or their properties or assets may be bound.

     4.8 Opinion of Financial Advisor. Novell has been advised in writing by its financial advisor, Morgan Stanley & Co., that in its opinion as of the date hereof, the Exchange Ratio, when considered together with the transactions contemplated hereby, is fair to Novell from a financial point of view.

     4.9 Accounting Matters. Neither Novell nor any of its Subsidiaries nor, to Novell's best knowledge after reasonable inquiry, any of its Affiliates (as defined in (Section 5.12), has taken or agreed to take any action that would adversely affect the ability of Novell to account for the business combination to be effected by the Merger as a pooling of interests.

     4.10 Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co.) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement. Novell agrees to indemnify and hold harmless WordPerfect from any liability for any commission or compensation in the nature of a finder's fee (and the costs and expenses of defending against such liability or asserted liability) for which Novell or any of its officers, partners, employees or representatives is responsible.

     4.11 Disclosure. No representation or warranty made by Novell in this Agreement, nor any document, written information, statement, financial statement, certificate, schedule or exhibit prepared and furnished or to be prepared and furnished by Novell or its representatives pursuant hereto or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements or facts contained herein or therein not misleading in light of the circumstances under which they were furnished. To the best knowledge of Novell after reasonable inquiry, there is no event, fact or condition that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect that has not been set forth in this Agreement or in the Novell Disclosure Schedule.

                                   ARTICLE V

                       CONDUCT AND TRANSACTIONS PRIOR TO
                     EFFECTIVE TIME; ADDITIONAL AGREEMENTS

     5.1 Information and Access. Subject to and in accordance with the terms and conditions of that certain letter agreement dated March 7, 1994, between Novell and WordPerfect (the "Confidentiality Agreement"), from the date of this Agreement and continuing until the Effective Time, each party shall afford and, with respect to clause (b) below, such party shall cause its independent auditors to afford, (a) to the officers, independent auditors, counsel and other representatives of the other party reasonable access to the properties, books, records (including Tax returns filed and those in preparation) and personnel of such party and its Subsidiaries in order that the other party may have a full opportunity to make such investigation as it reasonably desires to make of such party and its Subsidiaries and (b) to the independent auditors of the other Company, reasonable access to the audit work papers and other records of the independent auditors of such party and its Subsidiaries. Additionally, subject to and in accordance with the Confidentiality Agreement, each party and its Subsidiaries will permit the other party to make such reasonable inspections of such party and its Subsidiaries and their respective operations during normal business hours as the other party may reasonably require and each party and its Subsidiaries will cause its officers and the officers of its Subsidiaries to furnish the other party with such financial and operating data and other information with respect to the business and properties of such party and its Subsidiaries as the other party may from time to time reasonably request. WordPerfect further agrees to provide Novell with the following information as soon as practicable following the date of this Agreement:

          (a) The jurisdictions in which each WordPerfect Intellectual Property Right has been issued or registered or in which an application for such issuance or registration has been filed, including the respective registration or application numbers;

          (b) all licenses, sublicenses and other agreements as to which WordPerfect or any of its Subsidiaries is a party and pursuant to which WordPerfect or any of its Subsidiaries or any other person is authorized to use any WordPerfect Intellectual Property Right, including the identity of all parties thereto, a description of the nature and subject matter thereof, all material rights, restrictions, conditions, or other terms pertaining to each WordPerfect Intellectual Property Right, the applicable royalty or other consideration and the term thereof, and including the extent to which rights with respect to WordPerfect Intellectual Property Rights survive termination or expiration thereof (copies of all licenses, sublicenses, and other agreements identified pursuant to this clause (b) have previously been delivered by WordPerfect to Novell);

          (c) all parties to whom WordPerfect has delivered copies of WordPerfect source code, whether pursuant to an escrow arrangement or otherwise, or parties who have the right to receive such source code;

          (d) a true and complete list of all real property owned or leased by WordPerfect or any of its Subsidiaries and the aggregate annual rental or other fee payable under any such lease; and

          (e) a true and complete list of all Environmental Permits.

No investigation pursuant to this Section 5.1 shall affect or otherwise obviate or diminish any representations and warranties of any party or conditions to the obligations of any party.

     5.2 Conduct of Business of the Parties. During the period from the date of this Agreement and continuing until the Effective Time or until the termination of this Agreement pursuant to Section 7.1, the parties agree that (except to the extent that the other parties have given their prior written consent):

          (a) WordPerfect Conduct. WordPerfect and its Subsidiaries shall conduct their respective businesses in the ordinary and usual course consistent with past practice and shall use reasonable efforts to maintain and preserve intact their business organizations, keep available the services of their officers and employees and to maintain satisfactory relations with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with them. Without limiting the generality of the foregoing and except as expressly contemplated by this Agreement, prior to the Effective Time, neither WordPerfect nor any of its Subsidiaries shall, without the prior written consent of Novell:

             (i) declare, set aside or pay any dividends on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock except as permitted by subsection (iii) below;

             (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or repurchase, redeem or otherwise acquire any shares of its capital stock;

             (iii) issue, deliver, pledge, encumber or sell, or authorize or propose the issuance, delivery, pledge, encumbrance or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or rights, warrants or options to acquire, any such shares of capital stock or other convertible securities (other than the issuance of such capital stock upon the exercise or conversion of WordPerfect Options, outstanding on the date of this Agreement in accordance with their present terms); or except pursuant to mandatory terms under options outstanding on the date hereof, accelerate, amend or change the period of exercisability of options granted under the WordPerfect Stock Option Plan or any other options, warrants or other convertible securities or authorize cash payments in exchange for any options granted under any of the WordPerfect Stock Option Plan or authorize or propose any change in its equity capitalization;

             (iv) cause or permit any amendments to its Articles of Incorporation or Bylaws or other charter documents;

             (v) acquire or agree to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business condition of WordPerfect and its Subsidiaries, taken as a whole;

             (vi) sell, lease, pledge, license or otherwise dispose of or encumber any of its assets or properties, except in the ordinary course of business consistent with past practice (including, without limitation, any indebtedness owed to it or any claims held by it);

             (vii) except as contemplated by Section 5.20, transfer the stock of any Subsidiary to any other Subsidiary or any assets or liabilities to any new or, except in the ordinary course of business consistent with past practice, existing Subsidiary;

             (viii) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any of its debt securities or guarantee, endorse or otherwise as an accommodation become responsible for the obligations of others, or make loans or advances;

             (ix) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in the consolidated financial statements (or the notes thereto) of WordPerfect and its consolidated Subsidiaries;

             (x) adopt or amend any Plan, or enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any of its directors, officers or employees or increase the salaries or wage rates of its employees other than pursuant to scheduled employee reviews under WordPerfect's or any of its Subsidiaries' normal employee review cycle, as the case may be, consistent with WordPerfect's past practices;

             (xi) except in the ordinary course of business consistent with past practices and other than transfers between or among WordPerfect and any of its wholly-owned Subsidiaries, transfer to any person or entity any rights to the WordPerfect Intellectual Property Rights;

             (xii) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other rights of any type or scope with respect to any products of WordPerfect or any of its Subsidiaries;

             (xiii) except in the ordinary course of business with prior notice to Novell, violate, amend or otherwise modify the terms of any of the contracts set forth on the WordPerfect Disclosure Schedule;

             (xiv) commence a lawsuit other than for the routine collection of bills;

             (xv) change the accounting methods or practices followed by WordPerfect or any of its Subsidiaries, including any change in any assumption underlying, or method of calculating, any bad debt, contingency or other reserve, except as may be required by changes in generally accepted accounting principles make or change any material Tax election, adopt or change any Tax accounting method, file any material Tax return or any amendment to a material Tax return, enter into any material closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, without the prior consent of Novell, which consent will not be unreasonably withheld (for purposes of this covenant a "material" Tax Return, closing agreement, Tax claim or assessment shall mean a Tax liability with respect to each such item in excess of $500,000);

             (xvi) take any action that would result in any of the representations and warranties of WordPerfect set forth in this Agreement becoming untrue or in any of the conditions to the Merger set forth in Article VI not being satisfied;

             (xvii) enter into any capital commitment or long term obligation equal to or in excess of $500,000;

             (xviii) authorize or propose any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

          (b) Novell Conduct. Except in connection with transactions contemplated by this Agreement, Novell shall not without the prior consent of WordPerfect (i) amend the Certificate of Incorporation in any manner which would adversely affect the rights of holders of Novell Common Stock, or (ii) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock of any class or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it or any of its Subsidiaries to issue any such shares or other convertible securities, except for the issuance or proposed issuance of its capital stock or options to purchase shares of its capital stock (A) in connection with a proposed business combination, (B) in connection with privately negotiated sales of stock pursuant to corporate partnering arrangements or (C) pursuant to stock option grants or exercises or other employee stock benefit plans.

     5.3 Negotiation With Others. WordPerfect will not, nor will Ashton, Mr. Bastian or Ms. Bastian, directly or indirectly, through any officer, director, other shareholder, affiliate or agent of WordPerfect or otherwise, solicit, initiate, entertain, encourage or negotiate any proposals or offers from any third party relating to the merger or acquisition of WordPerfect or a material portion of its assets or capital stock of WordPerfect, including acquisition of WordPerfect Common Stock (or voting agreements or proxies with respect thereto) owned beneficially by Ashton, Mr. Bastian or Ms. Bastian, nor will WordPerfect, Ashton, Mr. Bastian or Ms. Bastian, during this period participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate with, facilitate or encourage any effort or attempt by any person to do or seek any such transaction. WordPerfect shall immediately cease and cause to be terminated all such negotiations with the third parties (other than Novell) which have occurred prior to the date of this Agreement.

     5.4 Preparation of S-4 and the Proxy Statement; Other Filings. As promptly as practicable after the date of this Agreement, WordPerfect shall provide to Novell and its counsel for inclusion in the Prospectus/Proxy Statement on the S-4 in form and substance satisfactory to Novell and its counsel, such information concerning WordPerfect, its operations, capitalization, technology, share ownership and other material as Novell or its counsel may reasonably request. As promptly as practicable after the date of this Agreement, Novell shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Novell and WordPerfect shall use its reasonable efforts to respond to any comments of the SEC, to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to cause the Proxy Statement to be mailed to WordPerfect's shareholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, Novell and WordPerfect shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Federal or state securities or "blue sky" laws relating to the Merger and the transactions contemplated by this Agreement and the Articles of Merger, including, without limitation, under the HSR Act and State Takeover Laws (the "Other Filings"). Each Company will notify the other Company promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the S-4, the Proxy Statement or any Other Filing or for additional information and will supply the other Company with copies of all correspondence between such Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the S-4, the Proxy Statement, the Merger or any Other Filing. The Proxy Statement, the S-4 and the Other

Filings shall comply in all material respects with all applicable requirements of law. Whenever any event occurs which should be set forth in an amendment or supplement to the Proxy Statement, the S-4 or any Other Filing, Novell or WordPerfect, as the case may be, shall promptly inform the other Company of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to shareholders of Novell and WordPerfect, such amendment or supplement. The Proxy Statement shall include the unanimous recommendation of the Board of Directors of WordPerfect that the shareholders of WordPerfect approve the Merger.

     5.5 Advice of Changes. Each Company shall confer on a regular and frequent basis with the other Company, report on operational matters and promptly advise the other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could result in, a Material Adverse Effect with respect to such Company. Each Company shall promptly provide the other Company (or its counsel) copies of all filings made by such Company with any Governmental Entity in connection with this Agreement, the Articles of Merger and the transactions contemplated hereby and thereby.

     5.6 Shareholder Approval. WordPerfect will call a meeting of its shareholders (the "Shareholders' Meeting") to be held as promptly as practicable for the purpose of obtaining the shareholder approval required in connection with the transactions contemplated hereby and by the Articles of Merger and shall use all reasonable efforts to obtain such approval. WordPerfect shall coordinate and cooperate with Novell with respect to the timing of the Shareholders Meeting. WordPerfect shall not change the date of the Shareholders Meeting without the prior written consent of Novell, nor shall WordPerfect adjourn the Shareholders Meeting without the prior written consent of Novell, unless such adjournment is due to the lack of a quorum, in which case the Chairman of the Shareholders Meeting shall announce at such meeting the time and place of the adjourned meeting. Concurrently with the execution of this Agreement, Ashton, Mr. Bastian and Ms. Bastian (collectively, the "WordPerfect Principal Shareholders") shall have executed Shareholder Agreements in the form of Exhibit 5.6 (the "Shareholder Agreements").

     5.7  Agreements to Cooperate.

     (a) WordPerfect shall take, and shall cause its Subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on WordPerfect or its Subsidiaries with respect to the Merger (including furnishing all information required under the HSR Act) and shall take all reasonable actions necessary to cooperate promptly with and furnish information to Novell in connection with any such requirements imposed upon Novell or Sub or any Subsidiary of Novell or Sub in connection with the Merger. WordPerfect shall take, and shall cause its Subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with Novell or Sub and their Subsidiaries in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by WordPerfect or any of its Subsidiaries (or by Novell or Sub or any of their Subsidiaries) in connection with the Merger or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of WordPerfect to consummate the transactions contemplated hereby; (iii) to fulfill all conditions applicable to WordPerfect pursuant to this Agreement; and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, that WordPerfect shall not be obligated to, nor shall WordPerfect be obligated to cause its Subsidiaries to, dispose of or hold separate all or a material portion of the business or assets of WordPerfect and its Subsidiaries, taken as a whole.

     (b) Novell and Sub shall take, and shall cause their Subsidiaries to take, all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them or their Subsidiaries with respect to the Merger (including furnishing all information required under the HSR Act) and shall take all reasonable actions necessary to cooperate promptly with and furnish information to WordPerfect in connection with any such requirements imposed upon WordPerfect or any Subsidiary of WordPerfect in connection with the Merger. Novell and Sub shall take, and shall cause their Subsidiaries to take, all reasonable actions necessary (i) to obtain (and will take all reasonable actions necessary to promptly cooperate with

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WordPerfect and its Subsidiaries in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, or other third party, required to be obtained or made by Novell or Sub or any of their Subsidiaries (or by WordPerfect or any of its Subsidiaries) in connection with the Merger or the taking of any action contemplated by this Agreement; (ii) to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of Novell or Sub to consummate the transactions contemplated hereby; (iii) to fulfill all conditions applicable to Novell or Sub pursuant to this Agreement; and (iv) to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, that Novell shall not be obligated to, nor shall Novell be obligated to cause its Subsidiaries to, dispose of or hold separate or otherwise relinquish all or a material portion of the business or assets either of WordPerfect or of Novell and its Subsidiaries, taken as a whole, or to change its business in any material way.

     (c) Subject to the terms and conditions of this Agreement, each of the parties shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, subject to the appropriate approval of the shareholders of Novell and WordPerfect. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal or state antitrust or fair trade law.

     5.8 State Statutes. If any State Takeover Law shall become applicable to the transactions contemplated by this Agreement, Novell and its Board of Directors or WordPerfect and its Board of Directors, as the case may be, shall use their reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effects of such State Takeover Law on the transactions contemplated by this Agreement.

     5.9 Consents. Novell, Sub and WordPerfect shall each use all reasonable efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required in order to permit the consummation of the Merger and the transactions contemplated by this Agreement and to enable the Surviving Corporation to conduct and operate the business of WordPerfect and its Subsidiaries substantially as presently conducted and as contemplated to be conducted.

     5.10 Nasdaq National Market Listing. Novell shall use its reasonable efforts to cause the shares of Novell Common Stock issuable to the shareholders of WordPerfect in the Merger to be authorized for listing on the Nasdaq National Market, upon official notice of issuance.

     5.11 Public Announcements. Novell and WordPerfect shall cooperate with each other prior to releasing information concerning this Agreement and the transactions contemplated hereby, shall furnish to the other drafts of all press releases or other public announcements prior to publication and shall obtain the consent of the other prior to the issuance of press releases or the release of other public announcements; provided that any party hereto shall have the right
(i) to furnish any information to any Governmental Entity or (ii) to issue any other release, in each case when in the reasonable opinion of its counsel it is legally required to do so.

     5.12  Affiliates.

     (a) The WordPerfect Disclosure Schedule sets forth those persons who are, in WordPerfect's reasonable judgment, "affiliates" of WordPerfect within the meaning of Rule 145 (each such person, together with the persons identified below, an "Affiliate") promulgated under the Securities Act ("Rule 145"), including without limitation Mr. Bastian, Ms. Bastian and Ashton. WordPerfect shall provide Novell such information and documents as Novell shall reasonably request for purposes of reviewing such list. WordPerfect shall use its best efforts to deliver or cause to be delivered to Novell, concurrently with the execution of this Agreement from each of the Affiliates of WordPerfect identified in the foregoing list Affiliates Agreements in the form

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

attached as Exhibit 5.12. Novell and Sub shall be entitled to place appropriate legends on the certificates evidencing any Novell Common Stock to be received by such Affiliates pursuant to the terms of this Agreement and the Articles of Merger, and to issue appropriate stop transfer instructions to the transfer agent for Novell Common Stock, consistent with the terms of such Affiliates Agreements.

     (b) Novell shall use its reasonable efforts to obtain prior to the Effective Date the execution of agreements with respect to the sale of Novell Common Stock with each person who is an Affiliate of Novell regarding compliance with pooling restrictions.

     5.13  WordPerfect Options.

     (a) At the Effective Time, each outstanding option (each, a "WordPerfect Option") to purchase shares of WordPerfect Common Stock issued pursuant to the WordPerfect Option Plan, whether vested or unvested, shall be assumed by Novell. Accordingly, each WordPerfect Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such WordPerfect Option, the number, rounded down to the nearest whole integer, of full shares of Novell Common Stock the holder of such WordPerfect Option would have been entitled to receive pursuant to the Merger had such holder exercised such Option in full, including as to unvested shares, immediately prior to the Effective Time, at a price per share equal to (y) the aggregate exercise price for the shares of WordPerfect Common Stock otherwise purchasable pursuant to such WordPerfect Option divided by (z) the number of full shares of Novell Common Stock deemed purchasable pursuant to such WordPerfect Option with such exercise price per share rounded up to the nearest whole cent. The vesting of the WordPerfect Options shall accelerate upon consummation of the Merger, based on existing contractual commitments to holders of such WordPerfect Options.

     (b) As soon as practicable after the Effective Time, Novell shall deliver to each holder of a WordPerfect Option a document evidencing the foregoing assumption of such WordPerfect Option by Novell.

     (c) As soon as practicable after the Effective Time, Novell shall file a registration statement on Form S-8 (or any successor or other appropriate form), or another appropriate form with respect to the shares of Novell Common Stock subject to such WordPerfect Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such WordPerfect Options remain outstanding. With respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Novell shall administer the WordPerfect Option Plan assumed pursuant to this Section
5.13 in a manner that complies with Rule 16b-3 promulgated by the SEC under the Exchange Act to the extent the applicable WordPerfect Option Plan complied with such rule prior to the Merger.

     5.14 Indemnification. From and after the Effective Time, Novell and the Surviving Corporation shall (to the fullest extent permitted by applicable law) indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of WordPerfect or any of its Subsidiaries (the "Indemnified Parties") against any and all losses, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement of, or in connection with, any claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of WordPerfect or any Subsidiary of WordPerfect, whether pertaining to any matter existing or occurring at or prior to the Effective Time ("Indemnified Liabilities"). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to Novell (ii) after the Effective Time, Novell shall pay all reasonable fees and expenses of counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time, Novell shall use all reasonable efforts to assist in the defense of any such matter, provided that Novell shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section upon learning of any such claim, action, suit, proceeding or investigation, shall notify Novell (but the failure so to notify Novell shall not relieve

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

it from any liability which it or the Surviving Corporation may have under this Section except to the extent such failure materially prejudices Novell or the Surviving Corporation). The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a potential conflict on any issue between the positions of any two or more Indemnified Parties.

     5.15 Notification of Certain Matters. WordPerfect shall give prompt notice to Novell, and Novell and Sub shall give prompt notice to WordPerfect, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be likely to cause (a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of WordPerfect or Novell and Sub, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

     5.16 Pooling Accounting. Each party agrees not to take any action that would adversely affect the ability of Novell to treat the Merger as a pooling of interests, and each party agrees to take such action as may be reasonably required to negate the impact of any past actions which would adversely impact the ability of Novell to treat the Merger as a pooling of interests. The foregoing covenant shall be inapplicable, however, in the event that Novell shall waive the condition precedent to Closing set forth in Section 6.2(c).

     5.17 FIRPTA. WordPerfect shall deliver to the Internal Revenue Service a notice regarding the statement described in Section 6.2(m) hereof, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2).

     5.18 Subsequent Amendments of Disclosure Schedules. Novell and WordPerfect shall each have the right after the date hereof but no later than twenty one
(21) days after the date hereof to deliver to the other written amendments to the applicable Sections of the Novell Disclosure Schedule or the WordPerfect Disclosure Schedule, as the case may be; provided, that any such disclosure is as of, and may not include events or actions subsequent to, the date hereof. To the extent that any such amendment shall not disclose any event or condition that, individually or in the aggregate, could be reasonably likely to have a Material Adverse Effect on Novell or WordPerfect, respectively, such amendment shall be deemed accepted by the other party and the relevant Section of the Disclosure Schedule shall be deemed amended accordingly thereby. Notwithstanding the foregoing, each party hereby represents and warrants that it has used all reasonable efforts to have completed such party's Disclosure Schedule delivered prior to execution of this Agreement.

     5.19 Establishment of Applications Group. Novell agrees that upon consummation of the Merger, it will establish and maintain WordPerfect as a separate operating unit constituting the Novell Applications Group. The present President of WordPerfect shall be appointed President of the Novell Applications Group, to serve until his successor is duly appointed, who shall report directly to the Chief Executive Officer and President of Novell and the remaining executive officers shall report to such Novell Applications Group President. Novell also agrees that the Novell Applications Group shall be operated in accordance with a plan submitted by WordPerfect and approved by Novell, as modified from time to time.

     5.20 Satisfaction of WordPerfect Obligations. Novell agrees that in the period following the Effective Date it shall, or shall cause WordPerfect to, satisfy and discharge the liabilities and obligations of WordPerfect in a timely manner in accordance with the contractual terms, if any, associated with any such liability or obligation.

     5.21 Continued Nomination of Directors. The Board of Directors of Novell shall take all necessary action to cause Ashton and Mr. Bastian (or a designee of either of such persons which designee or designees shall be reasonably acceptable to the Board of Directors of Novell) to be nominated as a member of the Novell management slate of directors to stand for election to the Novell Board of Directors to serve until such person's successor shall be duly appointed. The Board of Directors of Novell shall also take all necessary action to cause Ashton and Mr. Bastian (or their designees) to be nominated for election at the Novell annual meeting of stockholders to be convened in Novell's 1995 fiscal year.

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

     5.22 Other Transactions. The parties acknowledge that any action taken by either party with respect to the acquisition of rights to sell a spreadsheet program mutually acceptable to the parties which has been approved by both Novell and WordPerfect will not be deemed a breach of any representation, warranty or covenant, notwithstanding the terms of any such representation, warranty or covenant.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Effectiveness of the S-4. The S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the S-4 shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding with respect to the Proxy Statement shall have been initiated or threatened by the SEC.

          (b) Shareholder Approval. This Agreement and the Articles of Merger shall have been approved and adopted by the affirmative vote or consent of the holders of at least a majority of the issued and outstanding shares of WordPerfect Common Stock present, in person or by proxy, at the meeting of WordPerfect's shareholders contemplated by Section 5.6. Notwithstanding anything in this Agreement to the contrary, the issuance of shares of Novell Common Stock, whether in the Merger or in connection with the Merger or any transaction contemplated hereby, shall have been approved by the stockholders of Novell if required by applicable law or by any requirement of the National Association of Securities Dealers.

          (c) HSR Act. The applicable waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (d) Governmental Entity Approvals. All material authorizations, consents, orders or approvals of, or declarations or filings with, or expiration of waiting periods imposed by, any Governmental Entity necessary for the consummation of the transactions contemplated by this Agreement and the Articles of Merger shall have been filed, expired or been obtained.

          (e) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which would (i) make the consummation of the Merger illegal or (ii) render Novell, Sub or WordPerfect unable to consummate the Merger, except for any waiting period provisions.

          (f) Tax Opinions. Novell and WordPerfect shall each have received substantially identical written opinions from their respective counsel, Wilson, Sonsini, Goodrich & Rosati, Professional Corporation and Brobeck, Phleger & Harrison, in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinions, counsel may rely upon (and, to the extent reasonably required, the parties and WordPerfect's shareholders shall make) reasonable representations related thereto.

     6.2 Conditions of Obligations of Novell and Sub. The obligations of Novell and Sub to effect the Merger are subject to the satisfaction of the following conditions, unless waived by Novell and Sub:

          (a) Representations and Warranties. The representations and warranties of WordPerfect set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) (i) as of the date of this Agreement and (ii) as of

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

         the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct in all material respects as of such specific date), unless any failures to be true and correct, individually or in the aggregate, do not have and could not reasonably be expected to have a Material Adverse Effect on WordPerfect; and there shall have been no willful breach by WordPerfect of any of its representations or warranties made in the Agreement. Novell and Sub shall have received a certificate signed by the chief executive officer and the chief financial officer of WordPerfect to such effect on the Closing Date.

          (b) Performance of Obligations of WordPerfect. WordPerfect shall have performed in all material respects all obligations and covenants required to be performed by it under this Agreement and the Articles of Merger prior to or as of the Closing Date, and Novell and Sub shall have received a certificate signed by the chief executive officer and the chief financial officer of WordPerfect to such effect.

          (c) Auditors Letter. (i) Novell shall have received a letter from Ernst & Young in form and substance satisfactory to Novell to the effect that the Merger will be accounted for as a pooling of interests and (ii) Ernst & Young shall have received a substantially identical letter from Price Waterhouse to such effect; provided that the letter from Price Waterhouse may except any effect on the accounting of the Merger as a pooling of interests based on any actions taken by Novell.

          (d) Opinion of WordPerfect's Counsel. Novell shall have received an opinion of Brobeck, Phleger & Harrison, counsel to WordPerfect dated the Closing Date, in form and substance reasonably satisfactory to Novell and WordPerfect.

          (e) Consents. Novell and Sub shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement or the WordPerfect Disclosure Schedule in form and substance reasonably satisfactory to Novell and Sub.

          (f) Affiliate Agreements. Novell shall have received the executed WordPerfect Affiliate Agreements contemplated by Section 5.12.

          (g) Shareholder Agreements. Neither Ashton, Mr. Bastian nor Ms. Bastian shall have breached the Shareholder Agreements.

          (h) No Material Adverse Effect. There shall have been no Material Adverse Effect on WordPerfect or any of its Subsidiaries on or before the Closing Date.

          (i) Resignation of Directors. The directors of WordPerfect in office immediately prior to the Effective Time shall have resigned as directors of the Surviving Corporation effective as of the Effective Time.

          (j) Tax Matters Agreement. The WordPerfect shareholders shall have executed and delivered to Novell and WordPerfect a Tax Matters Agreement substantially in the form attached to this Agreement as Exhibit 6.2(j).

          (k) FIRPTA. Novell, as agent for the shareholders of WordPerfect shall have received a properly executed FIRPTA Notification Letter, in form and substance satisfactory to Novell, which states that shares of capital stock of WordPerfect do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Novell's obligations under Treasury Regulation Section 1.1445-2(c)(3).

     6.3 Conditions of Obligation of WordPerfect. The obligation of WordPerfect to effect the Merger is subject to the satisfaction of the following conditions, unless waived by WordPerfect:

          (a) Representations and Warranties. The representations and warranties of Novell and Sub set forth in this Agreement shall be true and correct in all material respects (except for such representations and warranties which are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) (i) as of the date of this Agreement and (ii) as of the Closing Date, as though made on and as of the Closing Date (provided that in the cases of clauses (i) and (ii) any such representation and warranty made as of a specific date shall be true and correct in all

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

         material respects as of such specific date), unless any failures to be true and correct, individually or in the aggregate, do not have and could not reasonably be expected to have a Material Adverse Effect on Novell; and there shall have been no willful breach by Novell of any of its representations or warranties made in the Agreement. WordPerfect shall have received a certificate signed by the chief executive officer and the chief financial officer of Novell and the president of Sub to such effect on the Closing Date.

          (b) Performance of Obligations of Novell and Sub. Novell and Sub shall have performed in all material respects all obligations and covenants required to be performed by them under this Agreement and the Articles of Merger prior to or as of the Closing Date, and WordPerfect shall have received a certificate signed by the chief executive officer and the chief financial officer of Novell and the president of Sub to such effect.

          (c) Opinion of Novell's and Sub's Counsel. WordPerfect shall have received an opinion dated the Closing Date of Wilson, Sonsini, Goodrich & Rosati, counsel for Novell and Sub, in form and substance reasonably satisfactory to WordPerfect and Novell.

          (d) Consents. WordPerfect shall have received duly executed copies of all material third-party consents and approvals contemplated by this Agreement and the Novell Disclosure Schedule in form and substance satisfactory to WordPerfect.

          (e) No Material Adverse Effect. There shall have been no Material Adverse Effect on Novell or any of its Subsidiaries on or before the Closing Date.

          (f) Election of Director Nominees. The Board of Directors of Novell shall have taken appropriate action to cause the number of directors comprising the full Board of Directors of Novell to be increased by two persons, from seven to nine, and Ashton and Mr. Bastian (or a designee of either of such persons which designee or designees shall be acceptable to the Board of Directors of Novell) shall have been elected to the Board of Directors of Novell, effective upon the Effective Time, until their successors, if any, are duly elected or appointed.

          (g) Acquisition of Rights to Sell a Spreadsheet Program. Either Novell or WordPerfect shall have acquired the rights to sell a spreadsheet program mutually acceptable to the parties hereto (which acquisition will close prior to or simultaneously with the consummation of the Merger contemplated by this Agreement).

          (h) Comparability of Employee Benefits. WordPerfect shall be reasonably satisfied that the continuing employees of WordPerfect, after giving effect to the Merger, shall be entitled to receive at least comparable benefits to those being received by the employees of Novell, taken as a whole, who occupy comparable positions and have comparable responsibilities; provided, however, that, as soon as practicable after the date hereof and in any event prior to the Closing, Novell and WordPerfect shall confer and agree upon a plan that has as its primary purpose the transition of WordPerfect employees to Novell benefits in a manner that results in minimal disruption to the continuing operations of WordPerfect and continued employment of key individuals. The parties hereto acknowledge that such plan may take an extended period of time to implement successfully.

                                  ARTICLE VII

                                  TERMINATION

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the shareholders of WordPerfect:

     (a) by mutual written agreement of Novell, Sub and WordPerfect;

     (b) by Novell, if there has been a breach by WordPerfect of any representation, warranty, covenant or agreement set forth in this Agreement on the part of WordPerfect or if any representation or warranty of WordPerfect shall have become untrue, in either case such that the condition set forth in Sections 6.2(a) or

6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and which breach or inaccuracy WordPerfect fails to cure within seven days after notice thereof is given by Novell (except that no cure period shall be provided for a breach by WordPerfect or inaccuracy which by its nature cannot be cured);

     (c) by WordPerfect, if there has been a breach by Novell or Sub of any representation, warranty, covenant or agreement set forth in this Agreement on the part of Novell or Sub or if any representation or warranty of Novell or Sub shall have become untrue, in either case such that the condition set forth in Sections 6.3(a) or 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue and which breach or inaccuracy Novell or Sub, as the case may be, fails to cure within seven days after notice thereof is given by WordPerfect (except that no cure period shall be provided for a breach by Novell or Sub which by its nature cannot be cured);

     (d) by Novell or WordPerfect, if the Merger shall not have been consummated on or before July 31, 1994 (other than delays attributable to concluding the HSR Act waiting period or receiving an order of effectiveness from the SEC with respect to the S-4, but in no event later than September 30, 1994);

     (e) by Novell or WordPerfect if the required approval of the shareholders of WordPerfect or, if required, the stockholders of Novell, contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at the Shareholders' Meeting or at any adjournment thereof or at any meeting of the Novell stockholders or any adjournment thereof, to the extent determined to be necessary subsequent to the date hereof; or

     (f) by Novell or WordPerfect if any permanent injunction or other order of a court or other competent authority preventing the Merger shall have become final and nonappealable.


     Where action is taken to terminate this Agreement pursuant to this Section 7.1, it should be sufficient for such action to be authorized by the Board of Directors of the party taking such action.



     7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that (i) the provisions of the Confidentiality Agreement and Section 3.26, Section 4.10 and
Article VIII of this Agreement shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

     8.1 Nonsurvival of Representations, Warranties and Agreements. All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be conditions to the Merger and shall not survive the consummation of the Merger, except that the agreements contained in Article II, Section 3.26, Section 4.10 and Article VIII, the agreements delivered pursuant to this Agreement and the representations made to counsel in connection with the tax opinions to be delivered pursuant to Section 6.1(f) shall survive the consummation of the Merger.


     8.2 Amendment. The Merger Agreement may be amended by the parties hereto, by action taken by their respective Board of Directors, at any time before or after approval of the Merger by the shareholders of WordPerfect; provided that following approval of the Merger by the shareholders of WordPerfect, no amendment shall be made which by law requires the further approval of such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.



     8.3 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Articles of Merger and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that if the Merger is not consummated expenses incurred in connection with printing the documents distributed to shareholders of WordPerfect and the S-4 shall be shared equally by Novell and WordPerfect.


     8.4 Extension; Waiver. At any time prior to the Effective Time, each of WordPerfect and Novell, by action taken by its Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to it contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of it contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.



     8.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) or sent by telecopy, confirmation received, to the parties at the following addresses and telecopy numbers (or at such other address or number for a party as shall be specified by like notice):


          (a) if to Novell or Sub, to:

           Novell, Inc.
           122 East 1700 South
           Provo, Utah 84606
           Attention: David R. Bradford, Esq.
           Telecopy No. (801) 377-7619
           Telephone No. (801) 429-7000

           with a copy to:

           Wilson, Sonsini, Goodrich & Rosati
           2 Palo Alto Square
           Palo Alto, California 94306
           Attn: Larry W. Sonsini, Esq.
           Telecopy No.: (415) 493-6811
           Telephone No.: (415) 493-9300

          (b) if to WordPerfect, to:

           WordPerfect Corporation
           1555 North Technology Way
           Orem, Utah 84057
           Attention: R. Duff Thompson, Esq.
           Telecopy No.: (801) 222-4477
           Telephone No.: (801) 222-4400

           with a copy to:

           Brobeck, Phleger & Harrison
           2 Embarcadero Place
           2200 Geng Road
           Palo Alto, California 94306
           Attn: Joshua Green, Esq.
           Telecopy No.: (415) 496-2885
           Telephone No.: (415) 424-0160


     8.6 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section or Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.



     8.8 Entire Agreement. This Agreement, the Confidentiality Agreement and the documents and instruments and other agreements among the parties delivered pursuant hereto constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and are not intended to confer upon any other person any rights or remedies hereunder except as otherwise expressly provided herein.



     8.9 No Transfer. This Agreement and the rights and obligations set forth herein may not be transferred or assigned by operation of law or otherwise without the consent of each party hereto. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns.



     8.10 Severability. If any provision of this Agreement, or the application thereof, will for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.



     8.11 Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity on such party, and the exercise of any one remedy will not preclude the exercise of any other.



     8.12 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.



     8.13 Absence of Third Party Beneficiary Rights. No provision of this Agreement is intended, nor will be interpreted, to provide to create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, stockholder, employee, partner or any party hereto or any other person or entity unless specifically provided otherwise herein, and, except as so provided, all provisions hereof will be personal solely between the parties to this Agreement.



     8.14 Mutual Drafting. This Agreement is the joint product of Novell and WordPerfect, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of Novell and WordPerfect, and shall not be construed for or against any party hereto.



     8.15 Governing Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to its choice of law principles).

     IN WITNESS WHEREOF, Novell, Sub and WordPerfect have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          NOVELL, INC.

                                          By:     /s/  JAMES R. TOLONEN
                                             James R. Tolonen, Office of the
                                          President and Chief Financial Officer

                                          WORDPERFECT CORPORATION

                                          By:     /s/  R. DUFF THOMPSON
                                               R. Duff Thompson, Executive
                                                      Vice-President

                                          NOVELL ACQUISITION CORP.

                                          By:     /s/  JAMES R. TOLONEN
                                               James R. Tolonen, President

                                          By:      /s/  ALAN C. ASHTON
                                                     Alan C. Ashton*

                                          By:     /s/  BRUCE W. BASTIAN
                                                    Bruce W. Bastian*

                                          By:    /s/  MELANIE L. BASTIAN
                                                   Melanie L. Bastian*

* For purpose of Section 5.3 only.

                                                                     EXHIBIT 1.1

                               ARTICLES OF MERGER


     These Articles of Merger, dated as of             , 1994 ("Articles of
Merger"), are entered into between WordPerfect Corporation, a Utah corporation ("WordPerfect"), and Novell, Inc., a Delaware corporation ("Novell" or "Surviving Corporation") (WordPerfect and Novell being collectively referred to as the "Constituent Corporations").


     INTENDING TO BE LEGALLY BOUND, and in consideration of the premises and material covenants and agreements contained herein, the Constituent Corporations hereby agree as follows:

                                   ARTICLE I

                                THE MERGER PLAN


     1.1  Merger of WordPerfect With and Into Novell.



     (a) Agreement and Plan of Reorganization. Subject to the terms of these Articles of Merger and an Agreement and Plan of Reorganization dated as of March 21, 1994, as amended (the "Reorganization Agreement"), WordPerfect shall be merged with and into Novell (the "Merger").


     (b) Effective Time of the Merger. The Merger shall become effective at such time (the "Effective Time") (the date the Merger shall become effective is sometimes referred to as the "Effective Date") as these Articles of Merger are filed with the Division of Corporations and Commercial Code of the State of Utah pursuant to Section 16-10a-1105 of the Revised Business Corporation Act of the State of Utah.


     (c) Surviving Corporation. At the Effective Time, WordPerfect shall be merged with and into Novell and the separate corporate existence of WordPerfect shall thereupon cease. Novell shall be the surviving corporation in the Merger and the separate corporate existence of Novell shall continue after the Merger.


     1.2  Effect of the Merger; Additional Actions.

     (a) Effects. The Merger shall have the effects set forth in Section 16-10a-1106 of the Revised Business Corporation Act of the State of Utah.


     (b) Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of the Reorganization Agreement or these Articles of Merger and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of WordPerfect, the officers and directors of Novell and WordPerfect are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.


                                   ARTICLE II

                          THE CONSTITUENT CORPORATIONS

     2.1  Organization of WordPerfect.

     (a) Incorporation. WordPerfect was incorporated under the laws of the State of Utah in 1979.

     (b) Authorized Stock. WordPerfect is authorized to issue an aggregate of 200,000,000 shares of Common Stock, $0.001 par value ("WordPerfect Common Stock").

     (c) Outstanding Stock. At the close of business on             , 1994,
          shares of WordPerfect Common Stock were outstanding.

     2.2 WordPerfect Shareholder Approval. The Reorganization Agreement and these Articles of Merger were duly approved and adopted by the affirmative vote of the holders of at least a majority of the shares of

WordPerfect Common Stock entitled to vote on the Reorganization Agreement and these Articles of Merger at a special meeting of the shareholders held on June
  , 1994, in accordance with the provisions of Section 16-10a-1103 of the Utah Revised Business Corporation Act.


     2.3  Organization of Novell.



     (a) Incorporation. Novell was incorporated under the laws of the State of
Delaware on           , 1983.



     (b) Authorized Stock. The authorized capital stock of Novell consists of 400,000,000 shares of Common Stock, $.10 par value ("Novell Common Stock"), and 500,000 shares of preferred stock, $.10 par value ("Novell Preferred Stock").



     (c) Outstanding Stock. On the date hereof, an aggregate of           shares
of Novell Common Stock and no shares of Novell Preferred Stock are outstanding.



     2.4 Novell Stockholder Approval. The approval of the stockholders of Novell is not required under the Delaware General Corporation Law or the Restated Certificate of Incorporation and Bylaws.


                                  ARTICLE III


                    CERTIFICATE OF INCORPORATION, BYLAWS AND

              DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION


     3.1 Certificate of Incorporation of Surviving Corporation. The Restated Certificate of Incorporation of Novell in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation.



     3.2 Bylaws of Surviving Corporation. The Bylaws of Novell in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation unless and until amended or repealed as provided by applicable law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.



     3.3 Directors and Officers of Surviving Corporation. The directors of Novell immediately prior to the Effective Time shall be the directors of the Surviving Corporation at the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of Novell immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed or qualified.


                                   ARTICLE IV

                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
               CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

     4.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of WordPerfect Common Stock:


          (a) Cancellation of Certain Shares of WordPerfect Common Stock. All shares of WordPerfect Common Stock that are owned directly or indirectly by WordPerfect or by any Subsidiary (as defined below) of WordPerfect and any shares of WordPerfect Common Stock owned by Novell or any Subsidiary of Novell shall be cancelled and no stock of Novell or other consideration shall be delivered in exchange therefor. "Subsidiary" means a corporation or other entity whose voting securities are owned or are otherwise controlled directly or indirectly by a parent corporation or other intermediary entity in an amount sufficient to elect at least a majority of the Board of Directors or other managers of such corporation or other entity.



          (b) Conversion of WordPerfect Common Stock. Each issued and outstanding share of WordPerfect Common Stock (other than shares to be cancelled pursuant to Section 4.1(b) hereof and shares, if any, which then or thereafter constitute dissenter's shares within the meaning of Part 16 of the Utah Revised Business Corporation Act ("Dissenter's Shares")) shall be canceled and extinguished and
         converted, without any action on the part of the holders thereof and subject to Section 4(e) hereof, into one share of Novell Common Stock.


          (c) Dissenters' Rights. If holders of WordPerfect Common Stock are entitled to dissenters' rights in connection with the Merger under Part 16 of the Utah Revised Business Corporation Act, any Dissenter's Shares shall not be converted into Novell Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenter's Shares pursuant to the law of the State of Utah.



          (d) Fractional Shares. No fractional shares of Novell Common Stock shall be issued, but in lieu thereof each holder of shares of WordPerfect Common Stock who would otherwise be entitled to receive a fraction of a share of Novell Common Stock shall receive from Novell an amount of cash equal to the per share market value of Novell Common Stock (based on the last sales price of Novell Common Stock as reported on the National Market System of the National Association of Securities Dealers' Automated Quotation System on the Effective Date of the Merger) multiplied by the fraction of a share of Novell Common Stock to which such holder would otherwise be entitled. The fractional share interests of each WordPerfect shareholder shall be aggregated, so that no WordPerfect shareholder shall receive cash in an amount greater than the value of one full share of Novell Common Stock.


     4.2  Exchange of Certificates.

     (a) Exchange Agent. Mellon Bank, N.A. shall act as exchange agent (the "Exchange Agent") in the Merger.

     (b) Novell to Provide Common Stock. Promptly after the Effective Time, Novell shall make available to the Exchange Agent for exchange in accordance with the provisions of this Article IV and the Reorganization Agreement, through such reasonable procedures as Novell may adopt, the shares of Novell Common Stock issuable pursuant to Section 4.1 of these Articles of Merger and the provisions of the Reorganization Agreement in exchange for outstanding shares of WordPerfect Common Stock.

     (c) No Further Ownership Rights in WordPerfect Common Stock. All Novell Common Stock delivered upon the surrender for exchange of shares of WordPerfect Common Stock in accordance with the terms of the Reorganization Agreement and these Articles of Merger shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of WordPerfect Common Stock. There shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of WordPerfect Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article IV and the Reorganization Agreement.

                                   ARTICLE V

                                  TERMINATION


     5.1 Termination by Mutual Agreement. Notwithstanding the approval of these Articles of Merger by the shareholders of WordPerfect, these Articles of Merger may be terminated at any time prior to the Effective Time by mutual written agreement of the Boards of Directors of Novell and WordPerfect.


     5.2 Termination of Agreement and Plan of Merger. Notwithstanding the approval of these Articles of Merger by the shareholders of WordPerfect, these Articles of Merger shall terminate forthwith in the event that the Reorganization Agreement shall be terminated as therein provided.


     5.3 Effects of Termination. In the event of the termination of these Articles of Merger, these Articles of Merger shall forthwith become void and there shall be no liability on the part of either WordPerfect or Novell or their respective officers or directors, except as otherwise provided in the Reorganization Agreement.

                                   ARTICLE VI

                               GENERAL PROVISIONS

     6.1 Amendment. These Articles of Merger may be amended by the parties hereto any time before or after approval hereof by the shareholders of WordPerfect but, after such approval, no amendment shall be made which by law requires the further approval of shareholders of WordPerfect without obtaining such approval. These Articles of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     6.2 Counterparts. These Articles of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

     6.3 Governing Law. These Articles of Merger shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Utah.

     IN WITNESS WHEREOF, the parties have duly executed these Articles of Merger as of the date first written above.

                                          WORDPERFECT CORPORATION
                                          1555 North Technology Way
                                          Orem, Utah 84057

                                          By:
                                              Alan C. Ashton, President and
                                              Chief
                                            Executive Officer


                                          NOVELL, INC.


                                          122 East 1700 South


                                          Provo, Utah 84606


                                          By:

                                              James R. Tolonen, Chief Financial
                                              Officer

                                                                     EXHIBIT 5.6

                            WORDPERFECT CORPORATION

                             SHAREHOLDER AGREEMENT

     THIS SHAREHOLDER AGREEMENT (this "Agreement") is made and entered into as of March 21, 1994, between Novell, Inc., a Delaware corporation ("Novell"), WordPerfect Corporation, a Utah corporation ("WordPerfect") and the undersigned shareholder ("Shareholder") of Wordperfect.

                                    RECITALS

     A. Concurrently with the execution of this Agreement, Novell, Novell Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Novell ("Sub"), and WordPerfect have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which contemplates that WordPerfect and Sub will enter into the Articles of Merger, which Reorganization Agreement and Articles of Merger (collectively, the "Merger Agreements") provide for the merger (the "Merger") of Sub with and into WordPerfect. Pursuant to the Merger, all outstanding capital stock of WordPerfect will be converted into Common Stock of Novell.

     B. Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock, no par value per share, of WordPerfect as is indicated on the final page of this Agreement (the "Shares").

     C. In consideration of the execution of the Reorganization Agreement by Novell, Shareholder agrees not to transfer or otherwise dispose of any of the Shares, or any other shares of capital stock of WordPerfect acquired by Shareholder hereafter and prior to the Expiration Date (as defined in Section
1.1 below), and agrees to vote the Shares and any other such shares of capital stock of WordPerfect so as to facilitate consummation of the Merger.

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Retain Shares.

          1.1 Transfer and Encumbrance. Shareholder agrees not to transfer (except as permitted under Section 1.3 below), sell, exchange, pledge (except in connection with a bona fide loan transaction, provided that any pledgee agrees not to transfer, sell, exchange, pledge or otherwise dispose or encumber the Shares or any New Shares (as defined in Section 1.2 below) prior to the Expiration Date and to be subject to the Proxy (as defined in Section 3 below)) or otherwise dispose of or encumber the Shares or any New Shares or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreements or (ii) the termination of the Reorganization Agreement in accordance with its terms.

          1.2 New Shares. Shareholder agrees that any shares of capital stock of WordPerfect that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

          1.3 Permitted Transfers. Shareholder may transfer up to thirty percent (30%) of the Shares or any New Shares to members of Shareholder's immediate family if, prior to any such transfer, (i) Novell receives advice from its counsel that such transfer will not affect the treatment of the Merger as a pooling of interests for accounting purposes and (ii) the transferee agrees to be bound by the provisions of this Agreement.

     2. Agreement to Vote Shares. At every meeting of the shareholders of WordPerfect called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the shareholders of WordPerfect with respect to any of the following, Shareholder shall vote the Shares and any New Shares: (i) in favor of approval of the Merger Agreements and the Merger and any matter that could reasonably be expected to facilitate the Merger; and (ii) against approval of any proposal made in opposition to or in competition with consummation of the Merger and the Merger Agreements, against any merger, consolidation, sale of assets, reorganization or recapitalization with any party and against any liquidation or winding up of WordPerfect (each of the foregoing is referred to as an "Opposing Proposal"). Shareholder agrees not, directly or indirectly, to solicit or encourage any offer from any party concerning the possible disposition of all or any substantial portion of WordPerfect's business assets or capital stock.

     3. Irrevocable Proxy. Concurrently with the execution of this Agreement, Shareholder agrees to deliver to Novell a proxy in the form attached as Exhibit A (the "Proxy"), which shall be irrevocable to the extent provided in Section 16-10a-722 of the Utah Revised Business Corporation Act, covering the total number of Shares and New Shares of capital stock of WordPerfect beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by Shareholder set forth therein.

     4. Affiliates Agreement. Concurrently with the execution of this Agreement, Shareholder agrees to execute and deliver to Novell the Affiliates Agreement in the form attached as Exhibit B.

     5. Representations, Warranties and Covenants of Shareholder. Shareholder represents, warrants and covenants to Novell as follows:

          5.1 Ownership of Shares. Shareholder: (i) is the beneficial owner of the Shares, which at the date of this Agreement and at all times up until the Expiration Date will be free and clear of any liens, claims, options, charges or other encumbrances; (ii) does not beneficially own any shares of capital stock of WordPerfect other than the Shares (excluding shares as to which Shareholder currently disclaims beneficial ownership in accordance with applicable law); and
(iii) has full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy.

          5.2 No Proxy Solicitations. Shareholder will not, and will not permit any entity under Shareholder's control, to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) with respect to an Opposing Proposal or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreements; (ii) initiate a shareholders' vote or action by written consent of WordPerfect shareholders with respect to an Opposing Proposal; or (iii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of WordPerfect with respect to an Opposing Proposal.

     6. Additional Documents. Shareholder and Novell hereby covenant and agree to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Novell, to carry out the purpose and intent of this Agreement.

     7. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

     8. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

     9. Miscellaneous.

          9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other.

          9.3 Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

          9.4 Specific Performance; Injunctive Relief. The parties acknowledge that Novell will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Novell upon any such violation, Novell shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Novell at law or in equity.

          9.5 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationallyrecognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

          If to Novell:  Novell, Inc.
                         122 East, 1700 South
                         Provo, Utah 84606
                         Attn: Chief Executive Officer
                         Telecopy No.: (801) 429-3951
                         Telephone No.: (801) 429-7000

          With a copy to:  Wilson, Sonsini, Goodrich & Rosati
                           Two Palo Alto Square
                           Palo Alto, California 94306
                           Attn: Larry W. Sonsini, Esq.
                           Telecopy No.: (415) 493-6811
                           Telephone No.: (415) 493-9300

          If to Shareholder: To the address for notice set forth on the last page hereof.

          With a copy to:  WordPerfect Corporation
                           1555 North Technology Way
                           Orem, Utah 84057
                           Attn: Chief Executive Officer
                           Telecopy No.: (801) 228-7077
                           Telephone No.: (801) 222-4400

          With a copy to:  Brobeck, Phleger & Harrison
                           Two Embarcadero Place
                           2200 Geng Road
                           Palo Alto, California 94306
                           Attn: Joshua Green, Esq.
                           Telecopy No.: (415) 496-2885
                           Telephone No.: (415) 424-0160

          9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Utah.

          9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

          9.8 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

          9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

NOVELL, INC.                                     SHAREHOLDER
By:                                              By:
Title:
                                                 Shareholder's Address for Notice:
                                                 --------------------------------------------
WORDPERFECT CORPORATION
                                                 --------------------------------------------
By:
                                                 --------------------------------------------
Title:
                                                 Shares beneficially owned:
                                                 -------shares of WordPerfect Corporation
                                                 Common Stock

                               IRREVOCABLE PROXY

                                    TO VOTE

                         WORDPERFECT CORPORATION STOCK

     The undersigned shareholder of WordPerfect Corporation, a Utah corporation ("WordPerfect"), hereby irrevocably (to the full extent permitted by Section 16-10a-722 of the Utah Revised Business Corporation Act) appoints the directors on the Board of Directors of Novell, Inc., a Delaware corporation ("Novell"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of WordPerfect that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of WordPerfect issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Proxy. The Shares beneficially owned by the undersigned shareholder of WordPerfect as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned's execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

     This proxy is irrevocable (to the extent provided in Section 16-10a-722 of the Utah Revised Business Corporation Act) is granted pursuant to that certain
Shareholder Agreement dated as of March   , 1994, between Novell and the
undersigned shareholder (the "Shareholder Agreement"), and is granted in consideration of Novell entering into that certain Agreement and Plan of
Reorganization dated as of March   , 1994 (the "Reorganization Agreement"),
among Novell, Novell Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Novell ("Sub"), and WordPerfect, and that certain related Agreement of Merger between Sub and WordPerfect (such agreements are collectively referred to as the "Merger Agreements"). The Merger Agreements provide for the merger of Sub into WordPerfect in accordance with their terms (the "Merger"). As used herein, the term "Expiration Date" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreements or (ii) the termination of the Reorganization Agreement in accordance with its terms.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to Section 16-10a-704 of the Utah Revised Business Corporation
Act) at every annual, special or adjourned meeting of the shareholders of WordPerfect and in every written consent in lieu of such meeting: (a) in favor of approval of the Merger and the Merger Agreements and in favor of any matter that could reasonably be expected to facilitate the Merger, and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreements, against any merger, consolidation, sale of assets, reorganization or recapitalization or WordPerfect with any party other than Novell and its affiliates and against any liquidation or winding up of WordPerfect. The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided in clauses (a) and (b) above. The undersigned shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This proxy is irrevocable (to the full extent permitted by Section 16-10a-722 of the Utah Revised Business Corporation Act).

Dated: ------------------,      Signature of Shareholder:
  1994                          ------------------------------------------
                                Print Name of Shareholder:
                                ---------------------------------------
                                Shares beneficially owned:
                                ---------------shares of WordPerfect Corporation Common
                                Stock

                                                                    EXHIBIT 5.12

                            WORDPERFECT CORPORATION

                              AFFILIATES AGREEMENT

     This Affiliates Agreement (this "Agreement") is made and entered into as of
March   , 1994 between WordPerfect Corporation, a Utah corporation
("WordPerfect"), Novell, Inc., a Delaware corporation ("Novell") and the undersigned affiliate ("Affiliate") of WordPerfect.

                                    RECITALS

     A. Concurrently with the execution of this Agreement, WordPerfect and Novell have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), which contemplates that WordPerfect and Novell Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Novell ("Sub"), will enter into Articles of Merger, which Reorganization Agreement and Articles of Merger (collectively, the "Merger Agreements") provide for the merger (the "Merger") of Sub with and into WordPerfect. Pursuant to the Merger, all outstanding capital stock of WordPerfect will be converted into Common Stock of Novell.

     B. Affiliate is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of the outstanding Common Stock, no par value per share, of WordPerfect as is indicated on the final page of this Agreement (the "Shares").

     C. Affiliate understands that, since the Merger will be accounted for using the "pooling of interests" method and Affiliate is an "affiliate" of WordPerfect (within the meaning of Rule 145 promulgated under the Securities Act of 1933, as amended (the "Securities Act")), the Shares may only be disposed of in a conformity with the limitations described herein. Affiliate has been informed that the treatment of the Merger as a pooling of interests for accounting purposes, and as a tax-free reorganization under applicable provisions of the Internal Revenue Code, is dependent upon the accuracy of certain of the representations and warranties and the compliance with certain of the agreements set forth herein. Affiliate further understands that the representations, warranties and agreement set forth herein will be relied upon by Novell, WordPerfect and their respective counsel and accounting firms.

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Retain Shares.

          1.1 Transfer and Encumbrance. Affiliate agrees not to transfer (except as may be specifically required by court order or as permitted under
     Section 1.3 below), sell, exchange, pledge (except in connection with a bona fide loan transaction, provided that any pledgee agrees not to transfer, sell, exchange, pledge or otherwise dispose or encumbrance the Shares or any New Shares, as defined in Section 1.2 below, prior to the Expiration Date) or otherwise dispose of or encumber the Shares or any New Shares or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term "Expiration Date" shall mean the date Novell shall have publicly released a report including the combined financial results of Novell and WordPerfect for a period of at least 30 days of combined operations of Novell and WordPerfect.

          1.2 New Shares. Affiliate agrees that any shares of capital stock of WordPerfect that Affiliate purchases or with respect to which Affiliate otherwise acquired beneficial ownership after the date of this Agreement and prior to the Expiration Date ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

          1.3 Permitted Transfers. Affiliate may transfer up to thirty percent (30%) of the Shares or any New Shares to members of Affiliate's immediate family if, prior to any such transfer, (i) Novell receives advice from its counsel that such transfer will not affect the treatment of the Merger as a pooling of interests for accounting purposes and (ii) the transferee agrees to be bound by the provisions of this Agreement.

     2. Tax Treatment: Rule 145. Affiliate understands and agrees that it is intended that the Merger will be treated as a "reorganization" for federal income tax purposes. Affiliate further understands and agrees that Affiliate may be deemed to be an "affiliate" of WordPerfect within the meaning of Rule 145, although nothing contained herein should be construed as an admission of such fact.

     3. Reliance Upon Representations, Warranties and Covenants. Affiliate has been informed that the treatment of the Merger as a reorganization for federal income tax purposes requires that a sufficient number of former shareholders of WordPerfect maintain a meaningful continuing equity ownership interest in Novell after the Merger. Affiliate understands that the representations, warranties and covenants of Affiliate set forth herein will be relied upon by Novell, WordPerfect and their respective counsel and accounting firms.

     4. Representations, Warranties and Covenants of Affiliate. Affiliate represents, warrants and covenants as follows:

          (a) Affiliate has full power and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform Affiliate's obligations hereunder.

          (b) Set forth below the signatures below is the number of shares of Common Stock of WordPerfect ("WordPerfect Stock") owned by Affiliate, including all WordPerfect Stock as to which Affiliate has sole or shared voting or investment power and all rights, options and warrants to acquire WordPerfect Stock owned or held by Affiliate.

          (c) Affiliate will not sell, transfer, exchange, pledge (except in connection with a bona fide loan transaction as set forth in Section 1.1 above) or otherwise dispose of, or make any offer or agreement relating to any of the foregoing with respect to, any shares of Common Stock of Novell ("Novell Stock") that Affiliate may acquire in connection with the Merger, or any securities that may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities of Novell are sometimes collectively referred to as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, unless: (i) such transaction is permitted pursuant to Rule 145(c) and 145(d) under the Securities Act; (ii) counsel representing Affiliate, which counsel is reasonably satisfactory to Novell, shall have advised Novell in a written opinion letter satisfactory to Novell, shall have advised Novell in a written opinion letter satisfactory to Novell and Novell's legal counsel, and upon which Novell and its legal counsel may rely, that no registration under the Securities Act would be required in connection with the proposed sale, transfer or other disposition; (iii) a registration statement under the Securities Act covering the Novell Stock proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, shall have been filed with the Securities and Exchange Commission (the "SEC") and made effective under the Securities Act; or (iv) an authorized representative of the SEC shall have rendered written advice to Affiliate (sought by Affiliate or counsel to Affiliate, with a copy thereof and all other related communications delivered to Novell) to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take any action, with respect to the proposed disposition if consummated.

          (d) Affiliate has, and as of the Effective Time will have, no present plan or intention (a "Plan") to sell, transfer, exchange, pledge (other than in a preexisting bona fide margin account) or otherwise dispose of, including a distribution by a partnership to its partners, or a corporation to its stockholders, or any other transaction which results in a reduction in the risk of ownership (any of the foregoing, a "Sale") of more than thirty percent (30%) of the shares of Novell Stock that Affiliate may acquire in connection with the Merger, or any securities that may be paid as a dividend or otherwise distributed thereon with respect thereto or issued or delivered in exchange or substitution therefor. Affiliate is not aware of, or participating in, any Plan on the part of WordPerfect stockholders to engage in Sales of the shares of Novell Stock to be issued in the Merger such that the aggregate fair market value, as of the Effective Time of the Merger, of the shares subject to such Sales would exceed thirty percent (30%) of the aggregate fair market value of all shares of outstanding WordPerfect Stock immediately prior to the Merger. For purposes of the preceding sentence, shares of WordPerfect Stock (i) which are exchanged for cash in lieu of fractional shares of Novell Common Stock or (ii) with respect to which a pre-Merger Sale occurs in a Related Transaction (as hereinafter defined), shall be considered to be shares of WordPerfect Common Stock that are exchanged for Novell Stock in the Merger and then disposed of pursuant to a Plan. A Sale of Novell Stock shall be considered to have occurred pursuant to a Plan if, among other things, such Sale occurs in a Related Transaction. For purposes of this
         Section 4(d), a "Related Transaction" shall mean a transaction that is in contemplation of, or related or pursuant to, the Merger or the Merger Agreements. If any of Affiliate's representations in this
         Section 4(d) cease to be true at any time prior to the Effective Time, Affiliate will deliver to each of WordPerfect and Novell, prior to the Effective Time, a written statement to that effect, signed by Affiliate.

     5. Rules 144 and 145. From and after the Effective Time and for so long as is necessary in order to permit Affiliate to sell the Novell Stock held by Affiliate pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Novell will use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, referred to in paragraph (c)(1) of Rule 144 under the Securities Act, in order to permit Affiliate to sell the Novell Stock held by it pursuant to the terms and conditions of Rule 145 and the applicable provisions of Rule 144.

     6. Limited Resales. Affiliate understands that, in addition to the restrictions imposed under Section 3 of this Agreement, the provisions of Rule 145 limit Affiliate's public resales of Restricted Securities, in the manner set forth in subsections (a), (b) and (c) below:

          (a) Unless and until the restriction "Cut-off" provisions of Rule 145(d)(2) or Rule 145(d)(3) set forth below become available, public resales of Restricted Securities may only be made by Affiliate in compliance with the requirements of Rule 145(d)(1). Rule 145(d)(1) permits such resales only: (i) while Novell meets the public information requirements of Rule 144(c); (ii) in brokers' transactions or in transactions with a market maker; and (iii) where the aggregate number of Restricted Securities sold at any time together with all sales of restricted Novell Stock sold for Affiliate's account during the preceding three-month period does not exceed the greater of (A) 1% of the Novell Common Stock outstanding or (B) the average weekly volume of trading in Novell Common Stock on all national securities exchanges, or reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding the date of receipt of the order to execute the sale.

          (b) Affiliate may make unrestricted sales of Restricted Securities pursuant to Rule 145(d)(2) if: (i) Affiliate has beneficially owned (within the meaning of Rule 144(d) under the Securities Act) the Restricted Securities for at least two years after the Effective Time of the Merger;
     (ii) Affiliate is not an affiliate of Novell; and (iii) Novell meets the public information requirements of Rule 144(c).

          (c) Affiliate may make unrestricted sales of Restricted Securities pursuant to Rule 145(d)(3) if Affiliate has beneficially owned (within the meaning of Rule 144(d) under the Securities Act) the Restricted Securities for at least three years and is not, and has not been for the last three months, an affiliate of Novell.

          (d) Novell acknowledges that the provisions of Section 4(c) of this Agreement will be satisfied as to any sale by the undersigned of the Restricted Securities pursuant to Rule 145(d), by a broker's letter and a letter from the undersigned with respect to that sale stating that each of the above-described requirements of Rule 145(d)(1) has been met or is inapplicable by virtue of Rule 145(d)(2) or Rule 145(d)(3); provided, however, that Novell has no reasonable basis to believe that such sales were not made in compliance with such provisions of Rule 145(d).

     7. Legends. Affiliate also understands and agrees that stop transfer instructions will be given to Novell's transfer agent with respect to certificates evidencing the Restricted Securities and that there will be placed on the certificates evidencing the Restricted Securities legends stating in substance:

        "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF

        EXCEPT IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE OTHER CONDITIONS SPECIFIED IN THAT CERTAIN AFFILIATES AGREEMENT DATED AS OF MARCH 21, 1994 AMONG NOVELL, INC., WORDPERFECT CORPORATION AND THE SHAREHOLDER, A COPY OF WHICH AFFILIATES AGREEMENT MAY BE INSPECTED BY THE HOLDER OF THIS CERTIFICATE AT THE OFFICES OF NOVELL INC. NOVELL INC. WILL FURNISH, WITHOUT CHARGE, A COPY THEREOF TO THE HOLDER OF THIS CERTIFICATE UPON WRITTEN REQUEST THEREFOR."

Novell agrees to remove promptly such stop transfer instructions and legend upon full compliance with this Agreement by the undersigned, including, without limitation, a sale or transfer or Novell Stock permitted under Section 4(c) above.

     8. Termination. This Agreement shall be terminated and shall be of no further force and effect upon the termination of the Reorganization Agreement pursuant to Section 7.1 of the Reorganization Agreement.

     9. Counterparts. This Agreement shall be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one instrument.

     10. Binding Agreement. This Agreement will inure to the benefit of and be binding upon and enforceable against the parties and their successors and assigns, including administrators, executors, representatives, heirs, legatees and devisees of Affiliate and any pledgee holding Restricted Securities as collateral.

     11. Waiver. No waiver by any party hereto of any condition or of any breach of any provision of this Agreement shall be effective unless in writing and signed by each party hereto.

     12. Governing Law. This Agreement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware.

     13. Attorneys' Fees. In the event of any legal actions or proceeding to enforce or interpret the provisions hereof, the prevailing party shall be entitled to reasonable attorneys' fees, whether or not the proceeding results in a final judgment.

     14. Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

     15. Third Party Reliance. Counsel to and accountants for the parties shall be entitled to rely upon this Agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

WORDPERFECT CORPORATION                          AFFILIATE
By:                                              By:
Title:
                                                 Affiliate's Address for Notice:
                                                 --------------------------------------------
NOVELL, INC.
                                                 --------------------------------------------
By:
                                                 --------------------------------------------
Title:
                                                 Shares beneficially owned:
                                                 -------shares of WordPerfect Common Stock

                                                                  EXHIBIT 6.2(J)


                             TAX MATTERS AGREEMENT

     This TAX MATTERS AGREEMENT (the "Agreement") is made and entered into as of
the   day of             1994 between NOVELL, INC., a Delaware corporation
("Novell"), WORDPERFECT CORPORATION, a Utah corporation ("WordPerfect") and Alan
C. Ashton, Karen J. Ashton, Emily Ann Ashton, Amy Jo Ashton, Spencer C. Ashton, Morgan A. Ashton, Brigham M. Ashton, Allison Rae Ashton, Samuel L. Ashton, Eliza
K. Ashton, Adam C. Ashton, Stephen D. Ashton, Rebekah R. Ashton, Bruce W. Bastian, Melanie L. Bastian, C. Richard Bastian, Darren B. Bastian, Jeffrey H. Bastian, and Robert A. Bastian (each such person a "Stockholder" and all such persons, collectively, the "Stockholders"). Capitalized terms not defined herein shall have the meaning set forth in the Merger Agreement (as hereinafter defined).

     WHEREAS, WordPerfect and its Subsidiaries were S corporations as defined in
Section 1361 of the Code (as hereinafter defined) for certain taxable years (or portions thereof) ending prior to January 1, 1994;

     WHEREAS, WordPerfect owns one hundred percent (100%) of the outstanding capital stock of each of the Subsidiaries;

     WHEREAS, the Stockholders own one hundred percent (100%) of the outstanding capital stock of WordPerfect;

     WHEREAS, WordPerfect has entered into that certain Agreement and Plan of
Reorganization, dated March 21, 1994 (and subsequently amended on May   , 1994)
among Novell, Novell Acquisition Corp., a Delaware corporation ("Sub"), and WordPerfect (the "Merger Agreement") pursuant to which WordPerfect will be merged into Novell as of the Effective Time of the Merger (the "Merger"); and

     WHEREAS, as a condition of the consummation of the Merger, the Stockholders have agreed to make representations and warranties and to provide indemnification with respect to certain tax matters relating to the former status of WordPerfect and its Subsidiaries as S corporations.

     NOW, THEREFORE, the parties agree as follows.

                                   ARTICLE I

                                  DEFINITIONS

     1.1 Definitions. The following terms, as used herein, have the following meanings:

     "Code" means the Internal Revenue Code of 1986, as amended, and, in the context of a state or local tax, a reference to the Code or a section of the Code includes any similar applicable provision of state or local law.

     "Final Determination" shall have the meaning set forth in section 1313(a) of the Code or under similar state law.

     "Party" means Novell, WordPerfect or the Stockholders, and "Parties" means Novell, WordPerfect and the Stockholders.

     "Sharing Percentage" shall mean with respect to each Stockholder the percentage shown opposite such Stockholder's name as set forth in Schedule A attached hereto and incorporated herein by this reference.

     "Stockholders' Representatives" shall mean the persons designated pursuant to Article IV hereof.

     "Taxes" means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income, payroll and employee withholding, unemployment insurance, social security, sales and use, excise, profits, value added, ad valorem, occupancy, disability, franchise, gross receipts, environmental, occupation, real and personal property, stamp, transfer, license, net worth, real property gains, capital, and worker's compensation taxes.

     "Tax Returns" means all reports, estimates, information statements and returns relating to, or required to be filed in connection with, any Taxes.

                                   ARTICLE II

                                THE TERMINATION

     2.1 Termination of S Status. The Stockholders, severally and not jointly, hereby represent and warrant that the S corporation elections of WordPerfect and each of its Subsidiaries (that elected to be treated as S corporations) were terminated on or before January 1, 1994.

     2.2 Distribution and Tax Sharing Agreements. Except with respect to (i) this Agreement, (ii) any promissory note or other indebtedness currently outstanding and reflected on the financial statements of WordPerfect or (iii) those agreements shown on the disclosure schedule attached hereto as Schedule 2.2, the Stockholders, severally but not jointly, hereby represent and warrant that they are not a party to and do not claim any rights under any Tax indemnity, Tax sharing, Tax allocation agreement with WordPerfect and/or any of its Subsidiaries or under any agreement obligating WordPerfect or any of its Subsidiaries to make any distribution or payment of cash or property to the Stockholders in respect of, or in connection with, their ownership of shares of capital stock of WordPerfect or the Subsidiaries (collectively, "Tax Sharing Agreements"). Except for this Tax Matters Agreement and any promissory notes or other indebtedness currently reflected on the financial statements of WordPerfect, to the extent any such Tax Sharing Agreements have existed or currently exist, the Stockholders, WordPerfect and each of the Subsidiaries hereby agree to terminate any and all such Tax Sharing Agreements effective as of December 31, 1993 and hereby waive any rights they may have now or in the future under such Tax Sharing Agreements.

                                  ARTICLE III

                       TAX ALLOCATION AND INDEMNIFICATION

     3.1 Tax Returns. WordPerfect hereby covenants and agrees on behalf of itself and its Subsidiaries that it shall be responsible for and shall cause the filing of all Tax Returns which it or any of its Subsidiaries is required to file, or in which it or any of its Subsidiaries is to be included (including any combined, unitary or consolidated returns) with respect to all taxable years (or portions thereof) ending on or prior to December 31, 1993.

     3.2 Corporate Liability for Taxes.

     (a) Except as otherwise provided in Section 3.3 hereof, WordPerfect shall pay or cause to be paid any and all Taxes required to be paid by WordPerfect or any of its Subsidiaries for all taxable years covered by the Tax Returns referred to in Section 3.1 as required by applicable law, and shall indemnify and hold harmless the Stockholders from any liability for such Taxes.

     (b) In the event an assessment of additional foreign income taxes by a foreign taxing authority against WordPerfect or any of it Subsidiaries, with respect to any taxable year ending on or prior to December 31, 1993, results in the WordPerfect Stockholders' having a claim for additional credits or deductions for foreign income taxes, then each WordPerfect Stockholder shall apply for a refund to the fullest extent allowed by law in order to realize the greatest refund available with respect to such additional credits or deductions and shall pay to Novell the amount thereof (plus interest received under Section 6611 of the Code) immediately upon receipt of such refund without regard to any other adjustments to such Stockholder's Tax Return for the taxable year for which such refund was received, provided, however, the amount paid hereunder shall be reduced by the reasonable fees and costs associated with such Stockholder's claim for refund and any taxes paid in respect of such refund. The liability of each Stockholder to WordPerfect hereunder shall be several and not joint.

     3.3 Stockholder Indemnification for Certain Federal and State Corporate Tax Liabilities.

     (a) Subject to section 3.3(b) below, each Stockholder, severally, in accordance with such Stockholder's Sharing Percentage (and not jointly), hereby indemnifies and agrees to hold each of Novell, WordPerfect and each of its Subsidiaries harmless from, against and in respect of any U.S. federal, Utah or New Mexico income tax liability, if any, resulting from (i) WordPerfect or any of its Subsidiaries failing to qualify as an S corporation under Code Section 1361(a)(1) (as enacted and in effect prior to January 1, 1993) or under applicable Utah or New Mexico state law (A) with respect to the Subsidiaries (other than those Subsidiaries that never purported to be taxed as S corporations) for every taxable year (or any portion of a taxable year) ending on or prior to December 31, 1993 for which each such Subsidiary purported to be taxed as an S Corporation, and (B) with respect to WordPerfect, for every taxable year (or any portion of a taxable year) commencing on or after January 1, 1985 and ending on or before October 1, 1993 or (ii) a breach of any representation or warranty made by the Stockholders in Sections 2.1 and 2.2 of this Tax Matters Agreement. For the purposes of subsection (i) of this section 3.3(a), "income tax liability" shall mean the amount of the income tax liability (plus interest, penalties and additions to taxes imposed with respect thereto) as finally determined by the relevant taxing authority, but only to the extent such amount represents the income tax liability that would have been payable with respect to the amount of taxable income shown on the relevant corporate tax return as originally filed.

     (b) The total liability of each Stockholder under section 3.3(a)(i) shall not exceed the sum of (i) the product of the Stockholder's Sharing Percentage and One Hundred Fifteen Million Dollars ($115,000,000.00) (the "Indemnity Fund"), (ii) the sum of each year's (or that portion of a year's) Indemnity Fund Earnings (as defined below) accrued on or after January 1, 1993; and (iii) the amount of any refund received by such Stockholder as a result of WordPerfect or any of its Subsidiaries failing to qualify as S corporations (a "Failed S Election") for any taxable period (or that portion of any taxable period) during which the relevant corporation reported its filing status as that of an S corporation less any taxes paid in respect of such refund. For purposes of the preceding sentence, a Stockholder shall be deemed to have received a refund on the earlier to occur of (i) the date of the actual receipt of a refund attributable to a Failed S Election or (ii) the date upon which a refund attributable to a Failed S Election is applied against a tax liability of such Stockholder, but only after a Final Determination in respect of such other tax liability. Notwithstanding the immediately preceding sentence, if a Stockholder does not file a claim for refund within 90 days after receipt of written notice of a Final Determination as to a Failed S Election, the Stockholder shall be deemed to have received a refund for purposes of this Section 3.3(b) on the date which is 270 days after date of the receipt of such written notice. For purposes of this Agreement, (i) "Indemnity Fund Earnings" shall mean the product of the Indemnity Fund and 60 percent of the one year Treasury Bill rate in effect as of January 1st of the applicable year, and (ii) for purposes of calculating the Indemnity Fund Earnings, the Indemnity Fund shall be increased each year by the cumulative amount of the Indemnity Fund Earnings for all prior years.

     3.4 Audit and Contest Rights.

     (a) The parties hereto shall cooperate fully with each other in the conduct of any audit or other proceeding relating to Taxes of WordPerfect or its Subsidiaries and/or relating to Taxes of the Stockholders and shall make available to each other such Tax data and other information as may be reasonably required with respect to any Tax audit. Within twenty (20) days following notice of any proposed adjustment which could give rise to a claim for indemnification under Section 3.3, WordPerfect shall notify the Stockholder Representative of such proposed adjustment and thereafter, the Stockholders' Representatives shall have the right to control any proceedings relating to such proposed adjustment and to determine when, whether and to what extent to settle any such claim, assessment or dispute; provided, however, that WordPerfect shall have the right to control the conduct of any such audit or proceeding for which WordPerfect waives its rights to indemnification under Section 3.3 hereof.

     (b) Within twenty (20) days following notice of any proposed adjustment that would not adversely affect Novell, WordPerfect or any of the Subsidiaries (as determined in good faith by WordPerfect) but that could have the effect of increasing the Stockholders' Tax liability for any period, WordPerfect shall notify the Stockholder Representative of such proposed adjustment and thereafter the Stockholders' Representatives shall have the right to control any proceedings relating to such proposed adjustment and to determine when, whether and to what extent to settle any such claim, assessment or dispute. The Stockholders' Representative shall notify Novell within twenty (20) days with respect to the Stockholders intent to assume control of such proceeding. If the Stockholders elect not to assume control of such proceeding or fail to respond by written notice within such twenty (20) day period, the provisions of Section 3.4(c) shall apply.

     (c)(i) Except as provided in section 3.4(c)(iii), below, neither Novell nor WordPerfect nor any Subsidiary shall make any election, take any Tax Return position, or agree to any Tax adjustment or adjustments that would have the effect of increasing the Stockholders' Tax liability with respect to any period ending on or prior to December 31, 1993 ("Company Action"), without first obtaining the prior written consent of the Stockholders' Agent, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, the affected company may take the Company Action without the consent of the Stockholders' Agent provided the affected company indemnifies the Stockholders against any increase in the Stockholders' Tax liability resulting from the Company Action.

     (ii) A company desiring to take a Company Action shall notify the Stockholders' Agent in writing of the proposed Company Action, and shall provide an estimate to the Stockholders' Agent of the aggregate increase in the Stockholders' taxable income arising out of the Company Action. The Stockholders' Agent shall have sixty (60) days from the date of the request for consent in which to notify the affected company in writing whether the Stockholders' Agent consents to the Company Action. If the Stockholders' Agent does not respond within the sixty (60) day period the Stockholders' Agent shall be conclusively deemed to have consented to the Company Action.

     (iii) The action of the Stockholders' Agent to withhold consent with respect to any proposed Tax Return position or adjustment shall be conclusively presumed to be reasonable if the aggregate increase in the Stockholders' taxable income resulting therefrom, when added to any prior approved adjustment or Tax Return positions subject to this section 3.4, would be to increase the Stockholders' aggregate taxable income by $10 million; provided, however, if Novell provides to the Stockholders' Agent a written opinion of tax counsel (approved by the Stockholders' Agent which approval shall not be unreasonably withheld) that is more likely than not that such Company Action is required by law, then the Stockholders' Agent shall be conclusively presumed to have given consent to such adjustment or Tax Return position, notwithstanding the Stockholders' Agent prior disapproval, if any. However, if the aggregate increase in the Stockholders' taxable income, when added to any prior Company Actions, would be to increase the such taxable income by less than $10 million, then consent shall not be withheld in the absence of delivery to Novell, within sixty (60) days of the date of the request for such consent, of a written opinion of tax counsel (approved by Novell which approval shall not be unreasonably withheld) to the effect that it is more likely than not that such Tax Return position or adjustment is not required by law. The sixty (60) day period provided in section 3.4(c)(ii) for action by the Stockholders' Agent shall be extended as necessary so that the Stockholders' Agent have no less than fourteen (14) days after receipt of the tax opinion to review and approve the form of the tax opinion. If a proposed adjustment is not consented to pursuant to this Section 3.4(c)(iii), then Novell shall be obligated to pursue the proceedings in a manner consistent with the Stockholders' best interest and the Stockholders shall reimburse Novell for all reasonable fees and costs associated with such proceedings. Solely with respect to an election, the action of a Stockholders' Agent to withhold consent shall be conclusively presumed to be reasonable absent Novell providing to the Stockholders' Agent a written opinion of tax counsel (approved by the Stockholders' Agent which approval will not be unreasonably withheld) to the effect that it is more likely than not that the proposed election is required by law. No action by Novell pursuant to this
Section 3.4(c)(iii) shall preclude the Stockholders from contesting any proposed audit adjustment affecting their individual returns under Sections 6241-6245 of the Code.

     (d) For purposes of this Section 3.4, an adjustment shall be deemed to be proposed (and WordPerfect and Novell shall be deemed to have received notice of such proposal) as of the first date that WordPerfect or Novell receives written advice from an applicable Taxing authority (or agent thereof) to the effect that such Taxing authority is proposing to make an adjustment to the Tax liability or Tax Return of WordPerfect or any Stockholder.

     (e) In the event of a conflict between the provisions of subsections 3.4(a) or 3.4(b), on the one hand, and subsection 3.4(c) on the other, the provisions of subsection 3.4(a) or (b), as applicable, shall control.

     3.5 Payments.  The Party or Parties required to make any payment under
Section 3.2 or Section 3.3 shall make such payment within thirty (30) days after the Final Determination of any Tax liability resulting in a claim for indemnification hereunder.

                                   ARTICLE IV

                         STOCKHOLDERS' REPRESENTATIVES

     4.1 Stockholders' Representatives. In order to facilitate the resolution of any Tax audit issues between WordPerfect or Novell on the one hand, and the Stockholders, on the other, each Stockholder hereby designates and appoints Alan
C. Ashton and Bruce W. Bastian, acting jointly, as his or her representatives hereunder (acting jointly, the "Stockholders' Representatives") and authorizes them to take all actions on his or her behalf under this Agreement including the appointment of an agent ("Stockholders' Agent") to represent the Stockholders on a day to day basis in connection with any and all Tax audits. The Stockholders'
Agent shall be             . The Stockholders' Representative may change the
Stockholders' Agent upon ten (10) days written notice to Novell's Tax Director. Novell and WordPerfect shall be entitled to rely on all unanimous actions, decisions, representations and promises of the Stockholders' Representatives and Stockholders' Agent as if the same had been made by each Stockholder personally, without any obligation to verify, authenticate or seek confirmation of any other facts from the Stockholders or from any other person. Upon the death or legal incapacity of either of the individuals named above, the executor or guardian of the estate of such individual shall succeed him as a Stockholders' Representative.

     4.2 Stockholder Vote. If the Stockholders' Representatives are unable to agree with respect to an action to be taken under Section 3.4 of this Agreement, they shall so notify Novell, WordPerfect and the Stockholders in writing. Thereafter, any action to be taken by the Stockholders' Representatives or Stockholders' Agent under Section 3.4 with respect to any such action shall be decided by a majority vote of the Stockholders who would be liable for any resulting Tax under Section 3.3, with each such Stockholder having a vote equal to his or her Sharing Percentage.

                                   ARTICLE V

                                 MISCELLANEOUS

     5.1 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which counterparts collectively shall constitute one instrument representing the Agreement between the parties hereto.

     5.2 Construction of Terms. Nothing herein expressed or implied is intended, or shall be construed, to confer upon or give any person, from or corporation, other than the parties hereto or their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

     5.3 Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the substantive laws of the State of Utah without regard to the Utah choice of law rules.

     5.4 Amendment and Modification. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties any rights or remedies hereunder.

     5.5 Interpretation. The title, article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement.

     5.6 Severability. In the event that any one or more of the provisions of this Agreement shall be held to illegal, invalid or unenforceable in any respect, the same shall not in any respect affect the validity, legality or enforceability of the remainder of this Agreement, and the parties shall use their best efforts to replace such illegal, invalid or unenforceable provisions with an enforceable provision approximating, to the extent possible, the original intent of the parties.

     5.7 Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no representations, promises, warranties, covenants, or undertakings with respect to the subject matter contained herein, other than those expressly set forth or referred to herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

     5.8 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon each party and such parties' heirs, devises, legatees, personal representatives, successors and assigns.

     5.9 Advice of Counsel. Each party hereto represents that they have consulted with, or had the opportunity to consult with, legal counsel with respect to this Agreement.

     5.10 Effective Date. This Agreement shall become effective at the Effective Date of the Merger.

     5.11 Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

                            If to Novell: Novell, Inc.
                                          122 East, 1700 South
                                          Provo, Utah 84606
                                          Attn: Tax Director
                                          Telecopy No.: (801) 429-3951
                                          Telephone No.: (801) 429-7000

                            If to Stockholders' Representatives:

                                                Alan C. Ashton

                                                Bruce W. Bastian

                            With a copy to:    Stockholders' Agent

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

NOVELL INC.,
a Delaware corporation

By:
    David C. Bradford
    Senior Vice President and
    General Counsel

WORDPERFECT CORPORATION,
a Utah corporation

By:
    Adriaan Rietveld, President
    and Chief Executive Officer

By:
    R. Duff Thompson, Secretary

                          STOCKHOLDERS' SIGNATURE PAGE

  R. Duff Thompson as custodian for:
          Allison R. Ashton
          Samuel L. Ashton
          Eliza K. Ashton
          Adam C. Ashton
          Stephen D. Ashton
          Rebekah R. Ashton
          Charles R. Bastian
          Darren B. Bastian
          Jeffrey H. Bastian
          Robert A. Bastian
Alan C. Ashton                                    Spencer C. Ashton, as
                                                  Attorney-in-fact for Morgan A. Ashton
Karen Ashton                                      Brigham M. Ashton
Emily A. Eddington                                Bruce W. Bastian
Amy J. Young                                      Melanie Bastian
Spencer C. Ashton

                                                                      APPENDIX B

                     UTAH REVISED BUSINESS CORPORATION ACT

                                    PART 13

                               DISSENTERS' RIGHTS

16-10A-1301. DEFINITIONS.

     For purposes of Part 13:

          (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share, exchange of that issuer.

          (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 16-10a-1302 and who exercises that right when and in the manner required by Sections 16-10a-1320 through 16-10a-1328.

          (4) "Fair value" with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

          (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the statutory rate set forth in
     Section 15-1-1, compounded annually.

          (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent the beneficial owner is recognized by the corporation as the shareholder as provided in Section 16-10a-723.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

16-10A-1302. RIGHT TO DISSENT.

     (1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event any of the following corporate actions:

          (a) consummation of a plan of merger to which the corporation is a party if:

             (i) shareholder approval is required for the merger by Section 16-10a-1103 or the articles of incorporation; or

             (ii) the corporation is a subsidiary that is merged with its parent under Section 16-10a-1104;

          (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

          (c) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under Subsection 16-10a-1202(1), but not including a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale; and

          (d) consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to Subsection 16-10a-1202(2).

     (2) A shareholder is entitled to dissent and obtain payment of the fair value his shares in the event of any other corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors so provides.

     (3) Notwithstanding the other provisions of this part, except to the extent otherwise provided in the articles of incorporation, bylaws, or a resolution of the board of directors, and subject to the limitations set forth in Subsection
(4), a shareholder is not entitled to dissent and obtain payment under Subsection (1) of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than 2,000 shareholders, at the time of:

          (a) the record date fixed under Section 16-10a-707 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporate action is submitted to a vote;

          (b) the record date fixed under Section 16-10a-704 to determine shareholders entitled to sign writings consenting to the proposed corporate action; or

          (c) the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

     (4) The limitation set forth in Subsection (3) does not apply if the shareholder will receive for his shares, pursuant to the corporate action, anything except:

          (a) shares of the corporation surviving the consummation of the plan of merger or share exchange;

          (b) shares of a corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal Securities Exchange Act of 1934, as amended, or on the National Market System of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than 2,000 shareholders;

          (c) cash in lieu of fractional shares; or

          (d) any combination of the shares described in Subsection (4), or cash in lieu of fractional shares.

     (5) A shareholder entitled to dissent and obtain payment for his shares under this part may not challenge the corporate action creating the entitlement unless the action is unlawful or fraudulent with respect to him or to the corporation.

16-10A-1303. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if the shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states the dissent and the name and address of each person on whose behalf dissenters' rights are being asserted. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the other shares held of record by him were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (a) the beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) the beneficial shareholder dissents with respect to all shares of which he is the beneficial shareholder.

     (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each beneficial shareholder must certify to the corporation that both he and the record shareholders of all shares owned beneficially by him have asserted, or will timely assert, dissenters' rights. The certification requirement must be stated in the dissenters' notice given pursuant to Section 16-10a-1322.

16-10A-1320. NOTICE OF DISSENTERS' RIGHTS.

     (1) If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must be sent to all shareholders of the corporation as of the applicable record date, whether or not they are entitled to vote at the meeting. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this part. The notice must be accompanied by a copy of this part and the materials, if any, that under this chapter are required to be given the shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as required by this subsection does not affect any action taken at the shareholders' meeting for which the notice was to have been given.

     (2) If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to
Section 16-10a-704, any written or oral solicitation of a shareholder to execute a Written consent to the action contemplated by Section 16-10a-704 must be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this part, by a copy of this part, and by the materials, if any, that under this chapter would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give written notice as provided by this subsection does not affect any action taken pursuant to Section 16-10a-704 for which the notice was to have been given.

16-10A-1321. DEMAND FOR PAYMENT -- ELIGIBILITY AND NOTICE OF INTENT.

     (1) If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (a) must cause the corporation to receive, before the vote is taken, written notice of his intent to demand payment for shares if the proposed action is effectuated; and

          (b) may not vote any of his shares in favor of the proposed action.

     (2) If a proposed corporate action creating dissenters' rights under
Section 16-10a-1302 is authorized without a meeting of shareholders pursuant to
Section 16-10a-704, a shareholder who wishes to assert dissenters' rights may not execute a writing consenting to the proposed corporate action.

     (3) In order, to be entitled to payment for shares under this part, unless otherwise provided in the articles of incorporation, bylaws, or a resolution adopted by the board of directors, a shareholder must have been a shareholder with respect to the shares for which payment is demanded as of the date the proposed corporate action creating dissenters' rights under Section 16-10a-1302 is approved by the shareholders if shareholder approved is required, or as of the effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

     (4) A shareholder who does not satisfy the requirements of Subsections (1) through (3) is not entitled to payment for shares under this part.

16-10A-1322. DISSENTERS' NOTICE.

     (1) If proposed corporate action creating dissenters' rights under Section 16-10a-1302 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this part.

     (2) The dissenters' notice required by Subsection (1) must be sent no later than ten days after the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and shall:

          (a) state that the corporate action was authorized and the effective date or proposed effective date of the corporate action;

          (b) state an address at which the corporation will receive payment demands and an address at which certificates for certificated shares must be deposited;

          (c) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (d) supply a form for demanding payment, which form requests a dissenter to state an address to which payment is to be made;

          (e) set a date by which the corporation must receive the payment demand and by which certificates for certificated shares must be deposited at the address indicated in the dissenters' notice, which dates may not be fewer than 30 nor more than 70 days after the date the dissenters' notice required by Subsection (1) is given;

          (f) state the requirement contemplated by Subsection 16-10a-1303(3), if the requirement is imposed; and

          (g) be accompanied by a copy of this part.

16-10A-1323. PROCEDURE TO DEMAND PAYMENT.

     (1) A shareholder who is given a dissenters' notice described in Section 16-10a-1322, who meets the requirements of Section 16-10a-1321, and wishes to assert dissenters' rights must, in accordance with the terms of the dissenters' notice:

          (a) cause the corporation to receive a payment demand, which may be the payment demand form contemplated in Subsection 16-10a-1322(2)(d), duly completed, or may be stated in another writing;

          (b) deposit certificates for his certificated shares in accordance with the terms of the dissenters' notice; and

          (c) if required by the corporation in the dissenters' notice described in Section 16-10a-1322, as contemplated by Section 16-10a-1327, certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302.

     (2) A shareholder who demands payment in accordance with Subsection (1) retains all rights of a shareholder except the right to transfer the shares until the effective date of the proposed corporate action giving rise to the exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of the corporate action.

     (3) A shareholder who does not demand payment and deposit share certificates as required, by the date or dates set in the dissenters' notice, is not entitled to payment for shares under this part.

16-10A-1324. UNCERTIFICATED SHARES.

     (1) Upon receipt of a demand for payment under Section 16-10a-1323 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer of the shares until the proposed corporate action is taken or the restrictions are released under Section 16-10a-1326.

     (2) In all other respects, the provisions of Section 16-10a-1323 apply to shareholders who own uncertificated shares.

16-10A-1325. PAYMENT.

     (1) Except as provided in Section 16-10a-1327, upon the later of the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302, and receipt by the corporation of each payment demand pursuant to
Section 16-10a-1323, the corporation shall pay the amount the corporation estimates to be the fair value of the dissenter's shares, plus interest to each dissenter who has complied with Section 16-10a-1323, and who meets the requirements of Section 16-10a-1321, and who has not yet received payment.

     (2) Each payment made pursuant to Subsection (1) must be accompanied by:

          (a) (i)(A) the corporation's balance sheet as of the end of its most recent fiscal year, or if not available, a fiscal year ending not more than 16 months before the date of payment;

             (B) an income statement for that year;

             (C) a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, if the corporation customarily provides such statements to shareholders; and

             (D) the latest available interim financial statements, if any;

          (ii) the balance sheet and statements referred to in Subsection (i) must be audited if the corporation customarily provides audited financial statements to shareholders;

          (b) a statement of the corporation's estimate of the fair value of the shares and the amount of interest payable with respect to the shares;

          (c) a statement of the dissenter's right to demand payment under
     Section 16-10a-1328; and

          (d) a copy of this part.

16-10A-1326. FAILURE TO TAKE ACTION.

     (1) If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1302 does not occur within 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, the corporation shall return all deposited certificates and release the transfer restrictions imposed on uncertificated shares, and all shareholders who submitted a demand for payment pursuant to Section 16-10a-1323 shall thereafter have all rights of a shareholder as if no demand for payment had been made.

     (2) If the effective date of the corporate action creating dissenters' rights under Section 16-10a-1322 occurs more than 60 days after the date set by the corporation as the date by which the corporation must receive payment demands as provided in Section 16-10a-1322, then the corporation shall send a new dissenters' notice, as provided in Section 16-10a-1322, and the provisions of Sections 16-10a-1323 through 16-10a-1328 shall again be applicable.

16-10A-1327. SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.

     (1) A corporation may, with the dissenters' notice given pursuant to
Section 16-10a-1322, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under Section 16-10a-1302 and state that a shareholder who asserts dissenters' rights must certify in writing, in or with the payment demand, whether or not he or the person on whose behalf he asserts dissenters' rights acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not certify in writing, in or with the payment demand that he or the person on whose behalf the dissenters' rights are being asserted, acquired beneficial ownership of the shares before that date, the corporation may, in lieu of making the payment provided in Section 16-10a-1325, offer to make payment if the dissenter agrees to accept it in full satisfaction of his demand.

     (2) An offer to make payment under Subsection (1) shall include or be accompanied by the information required by Subsection 16-10a-1325(2).

16-10A-1328. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER.

     (1) A dissenter who has not accepted an offer made by a corporation under
Section 16-10a-1327 may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made under Section 16-10a-1325, if:

          (a) the dissenter believes that the amount paid under Section 16-10a-1325 or offered under Section 16-10a-1327 is less than the fair value of the shares;

          (b) the corporation fails to make payment under Section 16-10a-1325 within 60 days after the date set by the corporation as the date by which it must receive the payment demand; or

          (c) the corporation, having failed to take the proposed corporate action creating dissenters' rights, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by Section 16-10a-1326.

     (2) A dissenter waives the right to demand payment under this section unless he causes the corporation to receive the notice required by Subsection
(1) within 30 days after the corporation made or offered payment for his shares.

16-10A-1330. JUDICIAL APPRAISAL OF SHARES -- COURT ACTION.

     (1) If a demand for payment under Section 16-10a-1328 remains unresolved, the corporation shall commence a proceeding within 60 days after receiving the payment demand contemplated by Section 16-10a-1328, and petition the court to determine the fair value of the shares and the amount of interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unresolved the amount demanded.

     (2) The corporation shall commence the proceeding described in Subsection
(1) in the district court of the county in this state where the corporation's principal office, or if it has no principal office in this state, the county where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with, or whose shares were acquired by, the foreign corporation was located.

     (3) The corporation shall make all dissenters who have satisfied the requirements of Sections 16-10a-1321, 16-10a-1323, and 16-10a-1328, whether or not they are residents of this state whose demands remain unresolved, parties to the proceeding commenced under Subsection (2) as an action against their shares. All such dissenters who are named as parties must be served with a copy of the petition. Service on each dissenter may be by registered or certified mail to the address stated in his payment demand made pursuant to Section 16-10a-1328. If no address is stated in the payment demand, service may be made at the address stated in the payment demand given pursuant to Section 16-10a-1323. If no address is stated in the payment demand, service may be made at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares. Service may also be made otherwise as provided by law.

     (4) The jurisdiction of the court in which the proceeding is commenced under Subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (5) Each dissenter made a party to the proceeding commenced under Subsection (2) is entitled to judgment:

          (a) for the amount, if any, by which the court finds that the fair value of his shares, plus interest, exceeds the amount paid by the corporation pursuant to Section 16-10a-1325; or

          (b) for the fair value, plus interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 16-10a-1327.

16-10A-1331. COURT COSTS AND COUNSEL FEES.

     (1) The court in an appraisal proceeding commenced under Section 16-10a-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds that the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 16-10a-1328.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 16-10a-1320 through 16-10a-1328; or

          (b) against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

                                                                 APPENDIX C


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                1993 FORM 10-Q



        [X]             Quarterly Report Pursuant to Section 13 or 15(d)
                            of the Securities Exchange Act of 1934
                          For the Fiscal Quarter Ended April 30, 1994

                                       or

       [   ]           Transition Report Pursuant to Section 13 or 15(d)
                             of the Securities Exchange Act of 1934
                        For the transition period from ________________
                                                    to _____________

                        Commission File Number:  0-13351


                                  NOVELL, INC.
             (Exact name of registrant as specified in its charter)

                          Delaware                                        87-0393339
                 (State or other jurisdiction of                         (I.R.S. Employer
                 incorporation or organization)                         Identification No.)


                              122 East 1700 South
                               Provo, Utah 84606
             (Address of principal executive offices and zip code)

                                 (801) 429-7000
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.


                                 YES  X   NO ___


As of May 27, 1994 there were 310,849,064 shares of the registrant's common stock outstanding.

PART I.

FINANCIAL INFORMATION,   ITEM 1.  FINANCIAL STATEMENTS

                                  NOVELL, INC.
                CONSOLIDATED UNAUDITED CONDENSED BALANCE SHEETS

Dollars in thousands, except per share data                                   Apr. 30, 1994    Oct. 30, 1993
- -------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                   $    427,396       $  328,469
   Short-term investments                                                           502,158          335,601
   Receivables, less allowances ($47,971 - April; $44,266 - October)                290,797          331,662
   Other                                                                             72,460           56,474
                                                                               -----------------------------
Total current assets                                                              1,292,811        1,052,206

Property, plant and equipment, net                                                  225,799          216,849
Other assets                                                                         60,619           74,800
                                                                               -----------------------------

Total assets                                                                     $1,579,229       $1,343,855
                                                                                 ===========================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                                  34,357           38,794
   Accrued salaries and wages                                                        43,692           53,756
   Accrued marketing liabilities                                                     32,959           29,892
   Other accrued liabilities                                                         46,431           41,566
   Income taxes payable                                                              67,081           50,588
   Deferred revenue                                                                  16,152           15,839
                                                                               -----------------------------
Total current liabilities                                                           240,672          230,435

Deferred income taxes                                                                11,711             --

Minority interests                                                                   12,759           10,205

Put warrants                                                                            --           106,716

SHAREHOLDERS' EQUITY
   Common stock, par value $.10 a share
    Authorized - 400,000,000 shares
    Issued -       310,598,991 shares-April
             308,050,977 shares-October                                              31,060           30,805
   Additional paid-in capital                                                       545,963          411,064
   Retained earnings                                                                739,964          562,238
   Unearned stock compensation                                                       (7,007)          (9,814)
   Cumulative translation adjustment                                                  4,107            2,206
                                                                             -------------------------------

Total shareholders' equity                                                        1,314,087          996,499
                                                                             -------------------------------

Total liabilities and shareholders' equity                                       $1,579,229       $1,343,855
                                                                                 ===========================

See notes to consolidated unaudited condensed financial statements.

                                  NOVELL, INC.
             CONSOLIDATED UNAUDITED CONDENSED STATEMENTS OF INCOME


                                           Fiscal Quarter Ended                   Six Months Ended
                                      -----------------------------      -------------------------------
Amounts in thousands,                  Apr. 30,            May 1,          Apr. 30,               May 1,
except per share data                     1994              1993              1994                 1993
- --------------------------------------------------------------------------------------------------------

Net sales                               $406,591          $280,720          $717,975           $540,894
Cost of sales                            107,861            49,438           172,001             99,889
                                         -------------------------           --------------------------
Gross profit                             298,730           231,282           545,974            441,005
                                         -------------------------           --------------------------


OPERATING EXPENSES
  Sales and marketing                    72,233             61,466           141,452            115,051
  Product development                    53,820             37,123           110,350             71,368
  General and administrative             22,568             18,395            45,382             39,442
                                        --------------------------          ---------------------------

                                        148,621            116,984           297,184            225,861
                                        --------------------------           --------------------------

Income from operations                  150,109            114,298           248,790            215,144

OTHER INCOME (EXPENSE)
  Investment income                       7,912              6,289            18,861             13,191
  Other, net                               (258)             1,316              (394)               965
                                       ---------------------------          ---------------------------
                                          7,654              7,605           18,467              14,156
                                       ---------------------------          ---------------------------

Income before taxes                     157,763            121,903           267,257            229,300
Income taxes                             52,851             41,447            89,531             77,962
                                       ---------------------------          ---------------------------

Net income                             $104,912            $80,456          $177,726           $151,338
                                       ===========================          ===========================

Net income per share                      $0.33              $0.26            $ 0.57              $0.49
                                       ============================         ===========================

Weighted average shares outstanding     314,371             311,940          314,154            311,399
                                        ===========================          ==========================



See notes to consolidated unaudited condensed financial statements.

                                  NOVELL, INC.
           CONSOLIDATED UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS


                                                                            Six Months Ended
                                                                    ----------------------------------
                                                                       Apr. 30,                 May 1,
Amounts in thousands                                                      1994                    1993
- -------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net income                                                          $177,726               $151,338

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED (USED) BY OPERATING ACTIVITIES
    Costs associated with sale of license                                 35,000                   --
    Depreciation and amortization                                         26,325                18,576
    Stock plans income tax benefits                                       14,278                37,859
    Minority interest in earnings (loss)                                     952                  (508)
    Decrease (increase) in receivables                                    40,865                (6,654)
    (Increase) decrease in other current assets                          (15,986)                 1,207
    (Decrease) in accounts payable                                        (4,437)              (11,370)
    (Decrease) in accrued salaries and wages                             (10,064)               (4,217)
    Increase in accrued marketing liabilities                              3,067                  5,325
    Increase in other accrued liabilities                                  4,865                    114
    Increase in income taxes payable                                      16,493                 18,356
    Increase (decrease) in deferred revenue                                  313                 (2,606)
                                                                        -------------------------------
                                                                         289,397                207,420
                                                                        -------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Issuance of common stock, net                                         17,473                 25,491
    Settlement of put warrants                                            (2,278)                    -
    Proceeds from minority interests investment                            1,602                  1,561
                                                                          -----------------------------
                                                                          16,797                 27,052
                                                                          -----------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Expenditures for property, plant and equipment                       (33,503)               (36,865)
    (Increase) in short-term investments                                (166,557)              (137,142)
    Other                                                                 (7,207)                (2,083)
                                                                       --------------------------------
                                                                        (207,267)              (176,090)
                                                                       --------------------------------

SUMMARY
    Increase in cash and cash equivalents                                 98,927                 58,382
    Cash and cash equivalents - beginning of period                      328,469                259,933
                                                                        -------------------------------
    Cash and cash equivalents - end of period                           $427,396               $318,315
                                                                        ===============================

See notes to consolidated unaudited condensed financial statements.

                                  NOVELL, INC.
         NOTES TO CONSOLIDATED UNAUDITED CONDENSED FINANCIAL STATEMENTS

A.  QUARTERLY FINANCIAL STATEMENTS

    The accompanying consolidated unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q but do not include all of the information and footnotes required by generally accepted accounting principles and should therefore, be read in conjunction with the Company's fiscal 1993 Annual Report to Shareholders. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

B.  MERGERS, ACQUISITIONS, AND STRATEGIC INVESTMENTS

    In April 1991, the Company purchased a minority equity position in UNIX System Laboratories, Inc., (USL) a subsidiary of AT&T that develops and licenses the UNIX operating system and other standards-based software to vendors worldwide. This cash investment of $15.0 million was accounted for using the cost method. Later, in December 1991, the Company announced the formation of Univel, a 55% owned joint venture with USL, formed to accelerate the expanded use of the UNIX operating system in the personal computer and network computing marketplace. Novell and USL contributed cash and technology rights to Univel. In June 1993, the Company acquired the remaining unowned portion of USL by issuing approximately 11.1 million shares of Novell common stock valued at $321.8 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed additional liabilities of $9.4 million. The transaction was accounted for as a purchase and, on this basis a one-time write-off of $268.7 million for purchased research and development was incurred.

    Univel has been included in the consolidated financial statements of Novell since December 1991 by virtue of Novell's 55% ownership interest. That ownership interest is now 100% since the June 1993 acquisition of USL, whereby both USL and Univel are now included in the consolidated financial statements of Novell.

    In June 1993, the Company purchased all of the outstanding stock not previously owned by Novell of Serius Corporation (Serius), a developer of object-based application tools, for $17.0 million cash and assumed liabilities of $5.0 million, whereby Serius became a wholly owned subsidiary of Novell. Novell's previous ownership was a $1.1 million cash investment. The transaction was accounted for as a purchase and on this basis, resulted in a one-time write-off of $22.1 million in the third quarter of fiscal 1993.

    In June 1993, the Company acquired all of the outstanding stock of Software Transformation, Inc. (STI), a developer of software development tools, by issuing approximately 800,000 shares of Novell Common stock in exchange for all of the outstanding stock of STI. The transaction was accounted for as a pooling of interests, however, prior periods were not restated due to immateriality.

    In July 1993, the Company acquired all of the outstanding stock of Fluent, Inc. (Fluent), a developer of multimedia software for personal computers, for $18.5 million cash and assumed liabilities of $3.0 million, whereby Fluent became a wholly owned subsidiary of Novell. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $20.7 million in the third quarter of fiscal 1993.

    In March 1994, the Company signed a definitive merger agreement to acquire all of the outstanding stock of WordPerfect Corporation (WordPerfect), a developer of application software for personal computers, by issuing 51.4 million shares of Novell common stock in exchange for all of the outstanding shares of WordPerfect common stock and assuming the 7.8 million WordPerfect stock options outstanding. This transaction would be accounted for as a pooling of interests. Additionally in March 1994, the Company signed an agreement with Borland International, Inc. to purchase its QuattroPro spreadsheet product line for approximately $110 million of cash and a three-year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for approximately $35 million of cash. These transactions are all expected to be completed during the third quarter of fiscal 1994.

C.  INCOME TAXES

    The Company's estimated effective tax rate for the first six months of fiscal 1994 was 33.5%. The estimated tax rate for fiscal 1994 is equal to the fiscal 1993 rate, excluding the one-time charge related to purchased research and development in the third quarter of fiscal 1993, which was not deductible for income tax purposes. The Company paid cash amounts for income taxes of $66.1 million and $25.1 million, in the first six months of fiscal 1994 and 1993, respectively.

    The Company adopted the provisions of SFAS No. 109 effective October 31, 1993 for fiscal year 1994. As permitted under the new rules, prior years financial statements have not been restated.


D.  COMMITMENTS AND CONTINGENCIES

    The Company currently has a $10.0 million unsecured revolving bank line of credit, with interest at the prime rate. The line can be used for either letter of credit or working capital purposes. The line is subject to the terms of a loan agreement containing financial covenants and restrictions, none of which are expected to significantly affect the Company's operations. At April 30, 1994, there were no borrowings, letter of credit acceptances, or commitments under such line.

    The Company has an additional $10.0 million credit facility with another bank which is not subject to a loan agreement. At April 30, 1994, standby letters of credit of $207,000 were outstanding under this agreement.

    On November 10, 1993, a suit was filed against Novell and certain of its officers and directors alleging violation of federal securities laws. The lawsuit was brought as a purported class action on behalf of purchasers of Novell common stock from June 23, 1993 through July 26, 1993. Novell does not believe that the resolution of this legal matter will have a material adverse effect on its financial position or results of operations.

    In December of 1991, Roger Billings and his International Academy of Science, (the Academy) filed suit against Novell alleging that the Company infringes on a patent allegedly owned by the Academy. The case is still in its pretrial phase. On June 6, 1994, Novell filed a petition with the U.S. Patent and Trademark office requesting that it invalidate the patent. The Company believes that the ultimate resolution of this legal proceeding will not have a material adverse effect on its financial position or results of operations.

    The Company is a party to a number of additional legal proceedings arising in the ordinary course of its business. The Company believes the ultimate resolution of these claims will not have a material adverse effect on its financial position or results of operations.

E.  PUT WARRANTS

    During fiscal 1993, the Company sold put warrants on 5.0 million shares of its stock, callable on specific dates in the first quarter of fiscal 1994, giving third parties the right to sell shares of Novell common stock to the Company at contractually specified prices. The put warrant balance on the balance sheet at October 30, 1993 is the amount the Company would have been obligated to pay if all the put warrants were exercised at the strike price without a cash-out settlement. During the first quarter of fiscal 1994, the Company settled all of its put warrant obligations for cash of $2.3 million and therefore reversed the put warrant obligation back to paid-in capital.

F.  EXPORT SALES

    The Company markets internationally through distributors who sell to dealers and end users. For the six months ended April 30, 1994 and May 1, 1993, export sales to international customers were approximately $308.8 million and $260.9 million, respectively. In the first six months of fiscal 1994 and fiscal 1993, 58% and 63%, respectively, of export sales were to European countries. Except for Germany, which accounted for 13% of revenue in the first six months of fiscal 1993, no one foreign country accounted for 10% or more of total sales in either period. Except for one multi-national distributor, which accounted for 10% of revenue in the first six months of 1994 and 11% of revenue in the first six months of fiscal 1993, no customer accounted for more than 10% of revenue in any period.

G.  NET INCOME PER SHARE

    Net income per share is computed using the weighted average number of common shares outstanding during the periods, including common stock equivalents (unless antidilutive). Common stock equivalents consist of outstanding stock options.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

    Novell's business strategy is to be a leading supplier of software products for the network computing industry. Over the past several years, in addition to its internal growth, the Company has issued common stock or paid cash to acquire technology companies, invested cash in other technology companies, and formed strategic alliances with still other technology companies. Novell undertook all of these transactions to promote the growth of the network computing industry, and in many cases to also broaden the Company's business as a system software supplier.

    In April 1991, the Company invested $15.0 million in UNIX System Laboratories, Inc. (USL), a subsidiary of AT&T that develops and licenses the UNIX operating system and other standards-based software to customers worldwide. In December 1991, the Company announced the formation of Univel, a joint venture with USL, formed to accelerate the expanded use of the UNIX operating system in the personal computer and network computing marketplace. Novell and USL contributed cash and technology rights to Univel. Then in June 1993, the Company acquired the remaining portion of USL by issuing approximately 11.1 million shares of Novell common stock valued at $321.8 million in exchange for all of the outstanding stock of USL not previously owned by Novell and assumed additional liabilities of $9.4 million. The transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $268.7 million for purchased research and development in the third quarter of fiscal 1993.

    In June 1993, the Company purchased all of the outstanding stock not previously owned by Novell of Serius Corporation (Serius), a developer of object-based application tools, for $17.0 million cash and assumed liabilities of $5.0 million, whereby Serius became a wholly owned subsidiary of Novell. Novell previously had invested cash of $1.1 million in Serius. This transaction was accounted for as a purchase and, on this basis, resulted in a one-time write-off of $22.1 million for purchased research and development in the third quarter of fiscal 1993.

    In June 1993, the Company acquired all of the outstanding stock of Software Transformation, Inc. (STI), a developer of software development tools, by issuing approximately 800,000 shares of Novell common stock in exchange for all of the outstanding stock of STI. The transaction was accounted for as a pooling of interests, however, prior periods were not restated due to immateriality.

    In July 1993, the Company acquired all of the outstanding stock of Fluent, Inc. (Fluent), a developer of multimedia software for personal computers, for $18.5 million cash and assumed liabilities of $3.0 whereby Fluent became a wholly owned subsidiary of Novell. The transaction was accounted for as a purchase and, on this basis resulted in a one-time write-off of $20.7 million for purchased research and development in the third quarter of fiscal 1993.

    In March 1994, the Company signed a definitive merger agreement to acquire all of the outstanding stock of WordPerfect Corporation (WordPerfect), a developer of application software for personal computers, by issuing 51.4 million shares of Novell common stock in exchange for all of the outstanding shares of WordPerfect common stock and assuming the 7.8 million WordPerfect stock options outstanding. This transaction would be accounted for as a pooling of interests. Additionally, the Company signed an agreement with Borland International, Inc. to purchase its Quattro Pro spreadsheet product line for approximately $110 million of cash, and to purchase a three year license to reproduce and distribute up to one million copies of current and future versions of Borland's Paradox relational database product for approximately $35 million of cash. These transactions are all expected to be completed during the third quarter of fiscal 1994.

    The Company will continue to look for acquisitions, investments, or strategic alliances which it believes complement its overall business strategy.

RESULTS OF OPERATIONS

NET SALES

                                  Q2                           Q2            YTD                         YTD
                                1994        Change           1993            1994       Change          1993
- ------------------------------------------------------------------------------------------------------------

Net sales (millions)          $406.6           45%         $280.7          $718.0           33%       $540.9
- ------------------------------------------------------------------------------------------------------------

    During the second quarter of fiscal 1994, the Company sold a one time fully paid license for UNIX technology to Sun Microsystems for $80.5 million. This transaction accounted for 29% growth in net sales for the second quarter of fiscal 1994 compared to the second quarter of fiscal 1993 and 15% growth in the first six months of fiscal 1994 compared to the first six months of fiscal 1993. The analysis of net sales that follows excludes the Sun Microsystems transaction.

    The remaining growth in net sales in both the second quarter and the first six months of fiscal 1994 compared to the same periods of fiscal 1993 is the result of increases in the Company's NetWare 3, NetWare J, software royalties, Personal NetWare, connectivity products, and training, offset by decreases in NetWare 4, NetWare 2, NetWare SFT III, communication products, and hardware royalties. In addition, approximately 7% of the growth in both the second quarter and first six months of fiscal 1994 compared to the same periods of fiscal 1993 is attributable to the acquisition of USL in mid-June 1993 as its revenue was not included in the first six months of fiscal 1993.

    Net sales were also favorably affected by growth in both domestic and international sales in the first six months of fiscal 1994 compared to the first six months of fiscal 1993. International sales grew 18% while domestic sales grew 17% in the first six months of fiscal 1994 compared to the first six months of 1993. Export sales were approximately 48% of net sales in both the first six months of fiscal 1994 and the first six months of 1993. The rate of export sales growth began to slow down in late fiscal 1992, primarily due to an economic slowdown in central Europe. However, despite this slowdown in central Europe, the Company expects that total export sales will continue to grow during the remainder of fiscal 1994 because of growth in non-central European markets.

GROSS PROFIT                             Q2                       Q2            YTD                      YTD
                                       1994       Change        1993           1994       Change        1993
- ------------------------------------------------------------------------------------------------------------

Gross profit (millions)              $298.7         29%        $231.3          $546.0        24%      $441.0

Percentage of net sales                73.5%                     82.4            76.0%                  81.5%
- -------------------------------------------------------------------------------------------------------------

    In connection with the Sun Microsystems transaction, the Company revalued the software and other intangibles remaining on the balance sheet related to the USL acquisition in fiscal 1993. Accordingly, $35 million of costs associated with the sale of the license to Sun Microsystems were charged to cost of sales during the second quarter of fiscal 1994. Excluding the Sun Microsystems revenue and the related costs, the gross profit percentage would have been 4.2 percentage points higher in the second quarter of fiscal 1994 and 2.5 percentage points higher in the first six months of fiscal 1994.

    The remaining decreases of 4.7 percentage points in the second quarter of fiscal 1994 compared to the second quarter of fiscal 1993 and of 3.0 percentage points in the first six months of fiscal 1994 compared to the first six months of fiscal 1993 are attributable to relatively higher costs related to product transitions, the amortization of purchased software acquired in the USL acquisition, and an upgrade program during the second quarter of fiscal 1994. Future fluctuations in the gross profit margin will be primarily attributable to price changes, changes in sales mix by product or distribution channel, and special product promotions. The Company expects the gross profit margin in fiscal 1994 to be down slightly compared to the gross profit margin in fiscal 1993 due to the items described above.

OPERATING EXPENSES

                                                 Q2                     Q2           YTD                 YTD
                                               1994       Change      1993          1994      Change    1993
- ------------------------------------------------------------------------------------------------------------

Sales and marketing (millions)                 72.2         18%       61.5        $141.5       23%    $115.1
Percentage of net sales                        17.8%                  21.9%         19.7%               21.3%
- ------------------------------------------------------------------------------------------------------------
Product development (millions)                 53.8         45%      $37.1        $110.4       55%     $71.4
Percentage of net sales                        13.2%                  13.2%         15.4%               13.2%
- ------------------------------------------------------------------------------------------------------------
General and administrative (millions)          22.6         23%      $18.4         $45.4       15%     $39.4
Percentage of net sales                         5.6%                   6.6%          6.3%                7.3%
- ------------------------------------------------------------------------------------------------------------
Total operating expenses (millions)          $148.6         27%     $117.0        $297.2       32%    $225.9
Percentage of net sales                        36.6%                  41.7%         41.4%               41.8%
- ------------------------------------------------------------------------------------------------------------

    Excluding the Sun Microsystems revenue, sales and marketing expenses were fairly flat at 22% of net sales in both the second quarter and first six months of fiscal 1994 compared to the same periods of fiscal 1993. However, sales and marketing expenses may fluctuate as a percentage of net sales in any given period due to product promotions, advertising, or other discretionary expenses.

    Excluding the Sun Microsystems revenue, product development expenses increased as a percentage of net sales in the second quarter to 16.5% and in the first six months of fiscal 1994 to 17.3% compared to the same periods of fiscal 1993. The increase is a result of the acquisitions in fiscal 1993 and from planned headcount increases in an effort to increase the Company's investment in new products. The acquisitions had relatively higher product development expenses as a percentage of net sales.

    Excluding the Sun Microsystems revenue, general and administrative expenses remained flat at 7% of net sales in both the second quarter and first six months of fiscal 1994 compared to the same periods of fiscal 1993. Even though these expenses were flat between years, the comparative periods of fiscal 1994 had relatively higher legal fees and lower bad debt expense compared to the same periods of fiscal 1993. These changes tended to offset each other.

    Overall, headcount and operating expenses have grown more rapidly than revenues in both the second quarter and first six months of fiscal 1994 compared to the same periods of fiscal 1993 due to the acquisitions, which occurred in the third quarter of fiscal 1993.


                                                                  YTD                                     YTD
                                                                 1994              Change                1993
- -------------------------------------------------------------------------------------------------------------
Employees                                                       4,336                 21%               3,571
Annualized revenue per employee (000's)                          $291                 -3%                $300
- -------------------------------------------------------------------------------------------------------------


Annualized revenue per employee in fiscal 1994 excludes the $80.5 million of net sales from the Sun Microsystems transaction.


OTHER INCOME (EXPENSE)

                                              Q2                     Q2         YTD                    YTD
                                            1994       Change      1993        1994        Change     1993
- ----------------------------------------------------------------------------------------------------------
Other income (expense), net (millions)      $7.7          1%       $7.6        $18.5         31%     $14.2
Percentage of net sales                      1.9%                   2.7%         2.6%                  2.6%
- -----------------------------------------------------------------------------------------------------------


      The increases in other income (expense) are primarily the result of a larger investment portfolio in fiscal 1994 and the timing of capital gains generated from the portfolio. In order to achieve potentially higher returns, a limited portion of the Company's investment portfolio is invested in mutual funds which incur some market risk. The Company believes that the market risk has been limited by diversification and by use of a funds management timing service which switches funds out of mutual funds and into money market funds when preset signals occur.

INCOME TAXES
                                Q2                           Q2             YTD                        YTD
                              1994         Change          1993            1994       Change          1993
- ----------------------------------------------------------------------------------------------------------
Income taxes (millions)       $52.9           27%         $41.4           $89.5          15%         $78.0
Percentage of net sales        13.0%                       14.8%           12.5%                      14.4%
Effective tax rate             33.5%                       34.0%           33.5%                      34.0%
- -----------------------------------------------------------------------------------------------------------

         The Company's estimated effective tax rate for fiscal 1994 remained at 33.5% which is equal to the fiscal 1993 rate, excluding the effect of the one-time write-off of purchased research and development in fiscal 1993, which was not tax deductible.

         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, in the first quarter of fiscal 1994. Adoption of SFAS No. 109 had no material effect on the financial statements of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short-term investments increased to $929.6 million at April 30, 1994 from $664.1 million at October 30, 1993. The major reasons for this increase were the $289.4 million of cash provided by operating activities and the $16.8 million provided by financing activities, offset by the $40.7 million used by investing activities. The investment portfolio is diversified among security types, industry groups, and individual issuers. The Company's principal source of liquidity has been from operations. At April 30, 1994, the Company's principal unused sources of liquidity consisted of cash and short-term investments and available borrowing capacity of approximately $19.8 million under its credit facilities. The Company's liquidity needs are principally for the Company's financing of accounts receivable, capital assets, acquisitions and strategic investments and to have flexibility in a dynamic and competitive operating environment.

         During fiscal 1994 the Company has continued to generate cash from operations. The Company anticipates being able to fund its current operations and capital expenditures planned for the foreseeable future with existing cash and short-term investments together with internally generated funds.
Borrowings under the Company's credit facilities, or public offerings of equity or debt securities are available if the need arises. As the Company grows, investments will continue in product development in new and existing areas of technology. Cash may also be used to acquire technology through purchases and strategic acquisitions. It is anticipated that during the third quarter of fiscal 1994, the Company will use $145 million of its cash to acquire the QuattroPro spreadsheet product line and one million Paradox licenses from Borland International, Inc. Additionally, it is anticipated that the Company will pay approximately $120 million to retire all of the short and long- term debt of WordPerfect Corporation, once the merger is completed. Capital expenditures in fiscal 1994 are anticipated to be approximately $80 million, but could be reduced if the growth of the Company is less than presently anticipated.

PART II. OTHER INFORMATION

All information required by items in Part II is omitted because the items are inapplicable, the answer is negative or substantially the same information has been previously reported by the registrant.

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                            Novell, Inc.
                                                            ------------
                                                            Registrant



Date     June 7, 1994                                       /s/ Robert J. Frankenberg
     --------------------                                   ---------------------------------------------
                                                            Robert J. Frankenberg
                                                            President, and Chief Executive Officer
                                                            (Principal Executive Officer)



Date     June 7, 1994                                       /s/ James R. Tolonen
     --------------------                                   ---------------------------------------------
                                                            James R. Tolonen
                                                            Chief Financial Officer (Principal Financial
                                                            and Accounting Executive Officer)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors in certain circumstances. As permitted by amendments to the Delaware General Corporation Law effective in July 1986, the Registrant has included a provision in its Restated Certificate of Incorporation that, subject to certain limitations, eliminates the ability of the Registrant and its stockholders to recover monetary damages from a director of the Registrant for breach of fiduciary duty as a director. Article VII, Sections 7.01 and 7.02, of the Registrant's Bylaws, a copy of which is filed as Exhibit 3.2 hereto provides for indemnification of the Registrants directors and officers in certain circumstances. The Registrant has a directors' and officers' liability insurance policy which affords directors and officers insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. Additionally, the Registrant has entered into indemnification agreements with its directors and executive officers.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (A) EXHIBITS


EXHIBIT
NUMBER
- ------
 *2.1     Agreement and Plan of Reorganization (the "Merger Agreement") among the Registrant,
          Sub, WordPerfect, Alan C. Ashton, Bruce W. Bastian and Melanie L. Bastian, dated as of March 21, 1994, is included as Appendix A filed with this Registration Statement.
          Certain Disclosure Schedules of WordPerfect and the Registrant setting forth various exceptions to the representations and warranties made by WordPerfect and the
          Registrant pursuant to the Merger Agreement have been omitted. The Registrant agrees to furnish supplementally copies of these documents to the SEC upon request.
 *2.2     Form of Articles of Merger among the Registrant and WordPerfect to be executed upon approval of the Merger by the shareholders of WordPerfect is included as Exhibit 1.1 of Appendix A filed with this Registration Statement.
 *2.3     Form of Shareholder Agreement among the Registrant, Sub, WordPerfect and certain shareholders of WordPerfect and Irrevocable Proxy to Vote WordPerfect Corporation
          Stock to be executed in connection with the Merger Agreement is included as Exhibit
          5.6 of Appendix A filed with this Registration Statement.
 *2.4     Form of WordPerfect Affiliates Agreement to be executed in connection with the
          Merger Agreement is included as Exhibit 5.2 of Appendix A filed with this
          Registration Statement.
 *2.5     Form of Tax Matters Agreement among the Registrant, Sub, WordPerfect and certain shareholders of WordPerfect to be executed in connection with the Merger Agreement is included as Exhibit 6.2(j) of Appendix A filed with this Registration Statement.
 *2.6     Amendment to the Merger Agreement dated May 31, 1994.
 *3.1     Registrant's Restated Certificate of Incorporation, as amended.(1)
 *3.2     Registrant's Bylaws, as amended.(2)
 *4.1     Preferred Shares Rights Agreement dated as of December 7, 1988 between the
          Registrant and Mellon Bank N.A.(3)
 *5.1     Legal opinion of Wilson, Sonsini, Goodrich & Rosati, counsel to the Registrant.
 *8.1     Tax opinion of Wilson, Sonsini, Goodrich & Rosati, counsel to the Registrant.



 *8.2     Tax opinion of Brobeck, Phleger & Harrison, counsel to WordPerfect.
*10.1     Purchase and License Agreement dated as of March 20, 1994 by and between Borland and the Registrant.

EXHIBIT
NUMBER
- ------
*13.1     Registrant's Quarterly Report on Form 10-Q for the quarter ended January 29,
          1993.(4)
*13.2     Registrant's 1993 Annual Report on Form 10-K for the fiscal year ended October 30,
          1993.(5)
*23.1     Consent of Ernst & Young, independent auditors.
*23.2     Consent of Price Waterhouse, independent auditors.
*23.3     Consent of Counsel (included in Exhibit 5.1 hereto).
*24.1     Power of Attorney (included on page II-4).
*99.1     Form of proxy card.


- ---------------
  * Previously filed.

(1) Incorporated by reference from the Registrant's Registration Statement on Form S-4 filed August 15, 1991, and all amendments thereto.

(2) Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed November 30, 1984, and all amendments thereto (File No. 2-94613).

(3) Incorporated by reference from the exhibit filed with the Registrant's Registration Statement on Form 8-A dated December 12, 1988.

(4) Previously filed with the Commission on March 14, 1994.

(5) Previously filed with the Commission on January 27, 1994.

     (B)  FINANCIAL STATEMENT SCHEDULES

     Not applicable.

ITEM 22.  UNDERTAKINGS

     (1) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) The Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (5) The Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, NOVELL, INC. HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PROVO, STATE OF UTAH, ON THE 20TH DAY OF JUNE, 1994.


                                            NOVELL, INC.

                                            By:    /s/  DAVID R. BRADFORD
                                                      David R. Bradford,
                                                Senior Vice President, General
                                                          Counsel and
                                                     Corporate Secretary

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                  SIGNATURE                                   TITLE                    DATE
- ---------------------------------------------   ----------------------------------
                   RAYMOND J. NOORDA*           Chairman of the Board               June 20, 1994
             (Raymond J. Noorda)
                ROBERT J. FRANKENBERG*          President and Chief Executive       June 20, 1994
           (Robert J. Frankenberg)                Officer (Principal Executive
                                                  Officer)
                    JAMES R. TOLONEN*           Chief Financial Officer             June 20, 1994
             (James R. Tolonen)                   (Principal Financial and
                                                  Accounting Officer)
                      ELAINE R. BOND*           Director                            June 20, 1994
              (Elaine R. Bond)
                     JACK L. MESSMAN*           Director                            June 20, 1994
              (Jack L. Messman)
                     KANWAL S. REKHI*           Executive Vice President,           June 20, 1994
              (Kanwal S. Rekhi)                   Corporate Technology and
                                                  Director
                    LARRY W. SONSINI*           Director                            June 20, 1994
             (Larry W. Sonsini)
                           IAN R.               Director                            June 20, 1994
                    WILSON*
               (Ian R. Wilson)
       *By:     /s/  DAVID R. BRADFORD                                              June 20, 1994
    (David R. Bradford, Attorney-in-Fact)